As confidentially submitted to the U.S. Securities and Exchange Commission on March 11, 2019.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Dermavant Sciences Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 1, 3rd Floor

11-12 St. James’s Square

London SW1Y 4LB

United Kingdom

+44 203 318 9709

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Todd Zavodnick

Chief Executive Officer

Dermavant Sciences, Inc.

2398 E Camelback Road, Suite 1060

Phoenix, AZ 85016

(520) 526-9884

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Frank F. Rahmani John T. McKenna Alison A. Haggerty Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000	Christopher Van Tuyl General Counsel Dermavant Sciences, Inc. 2398 E Camelback Road, Suite 1060 Phoenix, AZ 85016 (520) 526-9884	Nathan Ajiashvili B. Shayne Kennedy Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

TITLE OF SECURITIES BEING REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE (2)
Common shares, $0.00001 par value per common share	$	$

(1)	Includes common shares that the underwriters have the option to purchase.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                    , 2019

PRELIMINARY PROSPECTUS

                                         Shares

Common Shares

We are offering            common shares. This is our initial public offering and no public market currently exists for our common shares. We expect the initial public offering price to be between $        and $        per common share.

We have applied to list our common shares on The Nasdaq Global Market under the symbol “DRMT.” Upon the closing of this offering, we will be a “controlled company” within the meaning of applicable listing rules of The Nasdaq Global Market.

Roivant Sciences Ltd., our controlling shareholder, has the right to appoint two directors to our board of directors, each of whom has three votes on all matters presented to the board of directors. Upon the closing of this offering, such directors will continue to hold a majority of the voting power on all matters presented to the board of directors. See “Description of Share Capital—Election and Removal of Directors.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission in the United States nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of our common shares to and between residents and non-residents of Bermuda for exchange control purposes provided our common shares remain listed on an appointed stock exchange, which includes The Nasdaq Global Market. In granting such consent, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	We refer you to the section titled “Underwriting” for additional information regarding underwriter compensation.

Delivery of the common shares is expected to be made on or about                 , 2019. We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to             additional common shares. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $                     and the total proceeds to us, before expenses, will be $                    .

Jefferies	SVB Leerink	Guggenheim Securities

Prospectus dated                     , 2019

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

All references in this prospectus to “$” are to U.S. dollars, all references to “£” are to pounds sterling, all references to “CAD$” are to Canadian dollars and all references to “€” are to euros. Unless otherwise indicated, certain pounds sterling, Canadian dollars and euros amounts contained in this prospectus have been translated into U.S. dollars at the rates of exchange in effect at the time of entry into or assumption of the applicable agreement. These translations should not be considered representations that any such amounts have been, could have been or could be converted into pounds sterling, Canadian dollars or euros at these or any other exchange rates as of that or any other date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context otherwise requires, we use the terms “company,” “we,” “us” and “our” in this prospectus to refer to Dermavant Sciences Ltd. and our wholly owned subsidiaries. Our fiscal year ends on March 31.

Overview

We are a clinical-stage biopharmaceutical company dedicated to developing and commercializing innovative therapeutics in medical dermatology. We have a robust medical dermatology pipeline with both late-stage and early-development product candidates. Our pipeline targets specific unmet needs in two of the largest growing immuno-dermatology markets, psoriasis and atopic dermatitis, as well as other large markets, including vitiligo, primary focal hyperhidrosis and acne.

We are developing our lead product candidate, tapinarof, as a differentiated therapeutic aryl hydrocarbon receptor modulating agent, or TAMA, topical cream for the treatment of psoriasis and atopic dermatitis. Psoriasis and atopic dermatitis affect approximately 7.5 million and 28 million people in the United States, respectively. We acquired the worldwide rights to tapinarof (other than with respect to certain rights in China) from GlaxoSmithKline plc, or GSK, in August 2018. Tapinarof and predecessor formulations of tapinarof cream have already been dosed in over 600 subjects across 10 different clinical trials conducted by GSK and Welichem Biotech Inc., or Welichem. In five Phase 2 clinical trials, tapinarof and predecessor formulations met all primary endpoints, with clinically meaningful and statistically significant responses coupled with a favorable tolerability profile observed in these trials. A clinically meaningful response refers to an actual health benefit to treated patients, including a clinical assessment of “clear” or “almost clear” skin at end of treatment and “moderately improved” to “very improved” itch as described by treated patients, and achievement of widely adopted primary and secondary endpoints for psoriasis and atopic dermatitis.

Topical corticosteroids, or TCS, are commonly used as the first-line therapy for the treatment of inflammatory skin conditions, such as psoriasis and atopic dermatitis. While convenient and relatively inexpensive, TCS are not as efficacious as systemically-administered biologics, which are more often prescribed for patients with moderate-to-severe cases of psoriasis. Continual TCS treatment also carries the risk of a variety of significant side effects. As a result, TCS are typically used only intermittently, leading to frequent disease flares. Biologic therapies are expensive and inconvenient and have long-term safety issues, and as a result remain limited for use in patients with significant disease burden. Oral therapies have not achieved the same level of efficacy as biologics and also have potential systemic side effects. Given the limitations associated with TCS and systemic therapies, patients with inflammatory skin conditions often report dissatisfaction with their current treatment options. We believe that an unmet need exists for a safe and conveniently administered topical therapy that can be applied without interruption or long-term safety concerns and with potential efficacy similar to systemically-administered biologics. We believe that such a treatment could serve as an alternative for those patients who do not receive adequate relief from current topical therapies or who have reservations about the safety, cost and inconvenience of biologics, or as an additional treatment option to those therapies.

Beyond tapinarof, our pipeline consists of four novel product candidates targeting an array of significant unmet medical needs:

∎

topical cerdulatinib, a dual inhibitor of the Janus kinase, or JAK, and spleen tyrosine kinase, or Syk, pathways, which we are evaluating as a differentiated treatment option for vitiligo as well as other inflammatory skin conditions such as atopic dermatitis;

∎

DMVT-504, an investigational oral therapy being developed for the treatment of primary focal hyperhidrosis, or PFH, is a proprietary oral formulation that combines an immediate-release muscarinic antagonist, oxybutynin, with a delayed-release muscarinic agonist, pilocarpine. There are currently no FDA-approved systemic therapies for the treatment of PFH, a disorder characterized by excessive sweating; and

∎

our earlier stage programs include DMVT-503, a topical DGAT1 inhibitor being developed for the treatment of acne vulgaris, and DMVT-501 (lotamilast), a topical phosphodiesterase type 4, or PDE4, inhibitor which we are evaluating as another potential treatment option for atopic dermatitis.

We have assembled a team with a history of leadership and innovation in the field of medical dermatology. Our leadership team has a track record of successful new product commercialization, including the development, approval and commercial launch of over 30 dermatology products. We are led by our Chief Executive Officer, Todd Zavodnick, who previously served as Chief Commercial Officer of Revance Therapeutics, Inc. and President of International of ZELTIQ Aesthetics, Inc., which was acquired by Allergan plc for $2.47 billion in April 2017, and our Chief Medical Officer, Philip Brown, M.D., who previously served as head of global pharmaceutical drug development of Galderma S.A.

Our Strategy

Our goal is to develop and commercialize innovative therapies for a variety of medical dermatologic indications. We intend to focus exclusively on addressing significant unmet medical needs with the goal of improving patients’ lives. To execute our strategy, we plan to:

∎	complete development and obtain U.S. Food and Drug Administration, or FDA, approval of our lead product candidate tapinarof for the treatment of psoriasis and atopic dermatitis;

∎	advance development of our innovative product pipeline;

∎	establish a specialized team to commercialize our product candidates, if approved; and

∎	pursue collaboration opportunities to further maximize the value of our portfolio.

Our Development Programs

We are currently developing five product candidates across five different indications. Our development pipeline is summarized in the figure below:

In connection with our acquisition of tapinarof from GSK, we received worldwide rights to tapinarof except certain intellectual property rights in China. For each of our other product candidates, we did not retain intellectual property rights with respect to China and South Korea. See “Business—Asset Acquisitions and License Arrangements” for more information.

Unmet Need and Market Opportunities in Psoriasis and Atopic Dermatitis

Medical dermatology is a large and growing market that encompasses inflammatory skin diseases. The global market value was estimated at approximately $22 billion in 2017 and is expected to grow at a compound annual growth rate, or CAGR, of approximately 10% through 2024 to over $43 billion, according to EvaluatePharma.

Psoriasis

Psoriasis is a chronic, inflammatory disease with skin lesions characterized by red patches and plaques with silvery scale that affects an estimated 7.5 million people in the United States. Common signs and symptoms of psoriasis include itching and burning, which can be very intense and frequent. Other symptoms can include cracking and bleeding of the skin. Psoriasis can cause significant social and emotional distress. Psoriasis has the largest global market among inflammatory skin diseases and medical dermatologic conditions, with approximately $13.2 billion in sales in 2017, according to EvaluatePharma. This market is projected to grow to nearly $22 billion by 2024, according to EvaluatePharma. The U.S. market represents more than half of the global market for psoriasis prescriptions, with topical treatments accounting for approximately 73% of prescriptions in the United States.

TCS are the most commonly prescribed first-line therapy across all severities of psoriasis, comprising approximately 66% of total psoriasis prescriptions in the United States in 2018. However, long-term and continual TCS use carries the risk of a variety of significant and potentially irreversible side effects, including skin atrophy, telangiectasias (spider veins), hypopigmentation (loss of skin pigment), adrenal gland suppression, contact allergy or infection and steroid-induced acne. These side effects often lead to cycles of intermittent use of TCS, resulting in episodic disease control and flares. As a result, psoriasis patients frequently report dissatisfaction with TCS for long-term disease control and are less likely to adhere to treatment regimens.

Atopic Dermatitis

Atopic dermatitis is a chronic, itchy inflammatory skin disease that affects an estimated 28 million people in the United States. Atopic dermatitis has a complex pathophysiology involving genetic, immunologic and environmental factors, culminating in skin barrier dysfunction and immune system dysregulation. The condition occurs most frequently in children (up to 30% worldwide). Approximately 60% of those who develop atopic dermatitis show symptoms in the first year of life and up to 85% show symptoms by five years of age. While more prevalent in infancy and adolescence, up to 10% of adults worldwide suffer from atopic dermatitis. Atopic dermatitis is associated with several comorbidities, including asthma, allergies and depression.

The global market for atopic dermatitis treatment reached approximately $1.2 billion in sales in 2017 and is projected to grow to approximately $7.0 billion by 2024, according to EvaluatePharma. The U.S. market represents more than half of the global market for atopic dermatitis prescriptions, and topical treatments account for approximately 99% of atopic dermatitis prescriptions in the United States. Safety concerns limit the long-term use of TCS, particularly for children. The increased body surface area to mass ratio in children results in increased absorption and systemic exposure. As such, 86% of U.S. patients report dissatisfaction with current treatment options for atopic dermatitis, according to the National Eczema Association. As in psoriasis, use of biologic therapy such as the recently approved DUPIXENT is limited to patients with significant disease burden and has been associated with significant long-term safety risks.

Addressing the Unmet Need: Tapinarof

We believe tapinarof has the potential to fill the need for a long-term treatment option for psoriasis and atopic dermatitis. Tapinarof is designed to be a first-line therapy in the form of a steroid-free, once-daily, cosmetically elegant topical cream without the limitations associated with biologics and long-term continual use of TCS. In multiple clinical trials for the treatment of psoriasis and atopic dermatitis, tapinarof showed clinically meaningful and statistically significant responses in psoriasis and atopic dermatitis disease scores, with a favorable tolerability profile observed in these trials. We believe tapinarof will appeal to physicians and payors who wish to minimize or delay the use of costly systemic therapies in patients with more disease severity and for whom TCS prove inadequately effective.

Prior Clinical Development for Tapinarof

Tapinarof and predecessor formulations have been dosed in over 600 subjects across 10 clinical trials conducted to date by GSK and Welichem, including approximately 300 subjects dosed in Phase 2b clinical trials conducted by GSK. Tapinarof was observed to be well-tolerated in each trial.

Phase 2b Trial of Tapinarof in Psoriasis

In 2016, GSK completed a multicenter randomized, double-blind, vehicle-controlled Phase 2b clinical trial of tapinarof for the treatment of psoriasis in 227 adult patients in the United States, Canada and Japan. The primary endpoint was the percentage of patients who achieved a minimum two-point improvement in Physicians Global Assessment, or PGA, score and resulted in an assessment of “clear” or “almost clear” skin at week 12. These cases were considered a “treatment success.” The percentage of patients achieving treatment success at week 12 was much higher than vehicle, or cream without an active pharmaceutical ingredient, for both tapinarof concentrations. 65% of patients who applied tapinarof cream 1% twice daily, or BID, and 56% of those who applied it once daily, or QD, were considered a treatment success at week 12. This compares favorably to the 11% and 5% levels for vehicle BID and QD, respectively. Higher PGA responses were observed with tapinarof than vehicle from week 2 through the end of post-treatment follow-up. Patient-reported outcome data was collected during the Phase 2b trial, including data on reduction in severity of itch. At week 12, most patients treated with tapinarof cream 1% (70% BID and 76% QD) and tapinarof cream 0.5% (77% BID and 73% QD) rated their itch to be “moderately improved” to “very improved,” compared to patients treated with vehicle (47% BID and 35% QD). Tapinarof was well-tolerated in this Phase 2b trial for psoriasis.

Our Planned Phase 3 Clinical Trials for Tapinarof in Psoriasis

We expect to initiate two Phase 3 clinical trials of tapinarof for the treatment of psoriasis in the second quarter of 2019. These Phase 3 trials will evaluate the safety and efficacy of tapinarof cream 1% QD dosed for 12 weeks versus vehicle. We expect that these trials will enroll adult patients with plaque psoriasis. Assessments will include PGA score, 75% improvement in Psoriasis Area and Severity Index, or PASI, score, or PASI75, percent of body surface area, or BSA, itch, quality of life, systemic exposure, and safety and tolerability. Following the 12-week vehicle-controlled portion of the study, we will offer all patients the option to enroll in a separate open-label extension study for an additional 40 weeks of treatment. Patients who do not enroll in this extension study will complete a follow-up visit at week 16, approximately four weeks after end of treatment.

Patients who enter the extension study will be treated based on their PGA score at the end of the 12-week study:

∎

Patients entering with a PGA score greater than or equal to one will be treated with tapinarof cream 1% QD until they achieve a PGA score of zero, at which time treatment will be discontinued and patients will be monitored for durability of response. If disease worsening occurs following discontinuation of treatment, as evidenced by a PGA score of greater than or equal to two, tapinarof treatment will recommence and continue until such patient achieves a PGA score of zero.

∎

Patients entering with a PGA score of zero will initially discontinue tapinarof treatment and will be monitored for durability of response. If disease worsening occurs, as evidenced by a PGA score of greater than or equal to two, treatment with tapinarof cream 1% QD will recommence and continue until such patient achieves a PGA score of zero.

This treatment and retreatment cycle will continue until the end of the extension study. Patients who enroll in this extension study will complete a follow-up visit at week 44, approximately four weeks after end of treatment in the extension study.

We expect to report top-line results from these two trials in the first half of 2020. If these Phase 3 clinical trials are successful, we anticipate submitting a New Drug Application, or NDA, for tapinarof for the treatment of psoriasis to the FDA in 2021.

Phase 2b Trial of Tapinarof in Atopic Dermatitis

In 2017, GSK completed a multicenter randomized, double-blind, vehicle-controlled Phase 2b clinical trial of tapinarof in 247 adult (aged 18 to 65 years) and adolescent (aged 12 to 17 years) patients with atopic dermatitis in the United States, Canada and Japan. The primary endpoint was the percentage of patients who achieved a minimum two-point improvement in the Investigator Global Assessment, or IGA, score and resulted in an assessment of “clear” or “almost clear” skin at week 12. These cases were considered a “treatment success.” The percentage of patients achieving treatment success at week 12 was much higher than vehicle for both tapinarof concentrations, with a robust dose response. 53% of patients who applied tapinarof cream 1% BID and 46% of those who applied it QD were considered a treatment success at week 12. This compares favorably to the 24% and 28% levels for vehicle BID and QD, respectively. Patient-reported outcome data was collected during the Phase 2b trial, including data on reduction in severity of itch. At week 12, most patients treated with tapinarof cream 1% (78% BID and 87% QD) reported “moderately improved” to “very improved” itch, compared to patients treated with vehicle (47% BID and 64% QD). Tapinarof was well-tolerated in this Phase 2b trial for atopic dermatitis.

We are continuing to evaluate our development plans for tapinarof for the treatment of atopic dermatitis.

Our Pipeline

Topical Cerdulatinib

We are evaluating topical cerdulatinib as a differentiated dual inhibitor of the JAK and Syk pathways. Given its unique mechanism of action, we believe that topical cerdulatinib could provide a differentiated treatment option for vitiligo, a condition characterized by skin depigmentation for which there are no FDA-approved treatments, as well as other inflammatory skin conditions such as atopic dermatitis.

We believe cerdulatinib’s dual JAK/Syk inhibition has the potential to be a powerful combination for the treatment of vitiligo. Multiple published reports suggest that JAK inhibitors alone might be effective for the treatment of vitiligo. Meanwhile, suppression of antigen-presenting cell activity by Syk inhibition has the potential to prevent initiation and stimulation of the autoimmune response that may contribute to the pathogenesis of vitiligo. In a mouse model of vitiligo, oral cerdulatinib in mice showed a significant decrease in vitiligo scores compared with vehicle, prevented epidermal depigmentation in the mice and was associated with a significant reduction of melanocyte-specific T cells in skin tissues. We believe that these data provide a preclinical rationale for blocking JAK/Syk signaling via topical cerdulatinib for the treatment of vitiligo. The ability to administer cerdulatinib topically offers potentially improved tolerability over orally administered systemic JAK inhibitors.

Given cerdulatinib’s unique dual JAK/Syk inhibitor mechanism of action, we believe it also has the potential to offer particular advantages for the treatment of atopic dermatitis and as a result, provide another differentiated topical treatment option for atopic dermatitis. We conducted a Phase 1 study to investigate the safety, tolerability and pharmacokinetic profile of topical cerdulatinib in healthy volunteers and adults with atopic dermatitis over a 14-day study period. The results showed reductions in atopic dermatitis disease activity and evidence of drug-target engagement via biomarkers. Topical cerdulatinib gel, 0.4% was generally observed to be well-tolerated among patients in this study, with no serious AEs reported or study discontinuations.

We plan to evaluate topical cerdulatinib in a Phase 2a clinical trial for the treatment of vitiligo in 2019 and expect to report top-line results in the second half of 2020. We are also continuing to evaluate our development plans for topical cerdulatinib for the treatment of atopic dermatitis.

Primary Focal Hyperhidrosis

Primary focal hyperhidrosis is a condition characterized by excessive sweating—beyond what is physiologically required by the body or what is expected given the local environment and temperature. Hyperhidrosis has an estimated prevalence in the United States of 4.8%, representing approximately 15.3 million people, half of whom are reportedly undiagnosed. There are currently no FDA-approved systemic treatments for PFH and a significant unmet need exists for a systemic treatment for PFH that is well-tolerated. The use of oral oxybutynin monotherapy for the treatment of PFH, while not FDA-approved, has demonstrated clinical utility; however, the majority of patients discontinue treatment due to side effects, most commonly extreme dry mouth.

DMVT-504 is a proprietary oral formulation that combines an immediate-release muscarinic antagonist, oxybutynin, with a delayed-release muscarinic agonist, pilocarpine, designed to mitigate dry mouth typically observed with anticholinergic therapies for better long-term tolerability. We are evaluating several dose combinations of oxybutynin and pilocarpine for advancement into pivotal clinical trials assuming one of the dose combinations meets our PK criteria. The PK criteria we are targeting will depend primarily on the timing of release and PK profile of the two active ingredients. We own or license several patents and provisional applications for DMVT-504. See “Business—Intellectual Property.”

In a Phase 2a proof-of-concept clinical trial conducted by TheraVida, Inc., or TheraVida, in patients with PFH, THVD-102 (a predecessor formulation of DMVT-504) significantly reduced Hyperhidrosis Disease Severity Score, or HDSS, compared with placebo. The efficacy of THVD-102 was comparable to that of oxybutynin monotherapy and there was a statistically significant reduction in dry mouth symptoms in patients treated with THVD-102 compared with oxybutynin monotherapy. We believe that a reduction in dry mouth symptoms may improve adherence to treatment and lead to better outcomes. THVD-102 was generally observed to be well-tolerated with no unexpected side effects.

Early Stage Development Programs

In addition to our clinical pipeline, we are evaluating two early stage product candidates: DMVT-503 and DMVT-501 (lotamilast). DMVT-503 is a differentiated topical sebum inhibitor that we are developing for the topical treatment of acne vulgaris. DMVT-503 was previously evaluated in mouse models and demonstrated dose-dependent atrophy of sebum-producing sebaceous glands. We are assessing the drug’s safety, tolerability and evidence of target engagement in the skin in preclinical models with the goal of using these studies to support an IND filing. We are evaluating lotamilast, a PDE4 inhibitor, as another potential topical treatment option for atopic dermatitis. We and Eisai Co., Ltd., or Eisai, have evaluated lotamilast in ointment formulations in concentrations up to 0.5% in Phase 2 clinical trials in adult and adolescent patients with atopic dermatitis. We are evaluating lotamilast for further development in a 1% topical gel formulation to assess whether a gel formulation may allow for more drug loading and deliver higher amounts of drug product into the skin as compared to ointment and do not intend to rely on data from ointment formulation studies in the future. We expect to complete preclinical studies for a 1% topical gel formulation of lotamilast in 2019.

Relationships with Roivant Sciences Ltd., Roivant Sciences, Inc. and Roivant Sciences GmbH

Dermavant is a Vant within the Roivant Family of Companies

We are a wholly owned subsidiary of Roivant Sciences Ltd., or RSL or Roivant. RSL aims to improve health by rapidly delivering innovative medicines and technologies to patients. RSL does this by building Vants: nimble, entrepreneurial biotech and healthcare technology companies with a unique approach to sourcing talent, aligning incentives and deploying technology to drive greater efficiency in research and development and commercialization. We are a Vant within the Roivant family of companies.

RSL was founded in May 2014 and today has over 35 drugs in development across its family of 15 Vants, with at least six programs in late-stage clinical trials. Inclusive of its family of companies, RSL employs over 800 professionals globally and has raised more than $3.0 billion to date to support its mission. RSL is a privately held corporation with its own shareholders; RSL is not an investment management firm or a fund.

RSL has two business units today: Roivant Pharma and Roivant Health. Each business unit creates and oversees Vants which operate as self-sustaining companies. Roivant Pharma builds biopharmaceutical Vants that focus on developing promising therapeutics in areas of important medical need. Roivant Pharma companies include Altavant, Arbutus, Aruvant, Axovant, Dermavant, Enzyvant, Genevant, Immunovant, Metavant, Myovant, Respivant and Urovant. Roivant Health builds Vants that develop or apply technology to improve the process of developing and commercializing new medicines. Roivant Health companies include Alyvant, Datavant and Sinovant.

RSL’s decentralized model enables the parallel advancement of multiple investigational medicines across many therapeutic areas. Each Vant preserves its own area of focus and expertise while still accessing the benefits of scale associated with being part of the RSL family of companies. By giving experienced executives the funding, incentives and support framework to bring innovative medicines and healthcare technologies to market quickly, and by enabling each Vant to be separately financed by its own investors who can evaluate each Vant independently, RSL aims to significantly improve the return on investment from biopharmaceutical research, development and commercialization. We believe that Dermavant benefits from its membership in the Roivant family of companies.

Our Controlling Shareholder

Upon the closing of this offering, we will be a “controlled company” within the meaning of the applicable listing rules of The Nasdaq Global Market, or Nasdaq. Assuming we sell the number of the common shares set forth on the cover page of this prospectus, RSL will own, in the aggregate, approximately    % of our outstanding common shares, or approximately    % if the underwriters exercise in full their option to purchase up to                      additional common shares.

RSL will be able to exercise control over all matters requiring shareholder approval, including the election of our directors and approval of significant corporate transactions. In addition, RSL has the right to appoint two directors to our board of directors, each of whom has three votes on all matters presented to the board of directors. Upon the closing of this offering, such directors will hold a majority of the voting power on all matters presented to the board of directors. See “Description of Share Capital—Election and Removal of Directors.”

Services Agreements with Roivant Sciences, Inc. and Roivant Sciences GmbH

We have received, and will continue to receive, various services provided by our affiliates, Roivant Sciences, Inc., or RSI, and Roivant Sciences GmbH, or RSG, each a wholly owned subsidiary of RSL. These services include, but are not limited to, services related to certain development, administrative and financial activities. Following the closing of this offering, we expect that our reliance on RSI and RSG will decrease over time as we continue to hire the necessary personnel to manage the development and potential commercialization of our product candidates. For a description of the services agreements pursuant to which these services are provided, see “Certain Relationships and Related Party Transactions—Affiliate Services Agreements.”

Risks Associated with Our Business

Our business is subject to a number of risks that you should be aware of before making a decision to invest in our common shares. These risks are discussed more fully in the section titled “Risk Factors” and include, among others:

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We have a limited operating history and have never generated any product revenue. Our operations to date have been limited to acquiring rights to our portfolio of product candidates as well as generating operating plans and organizational infrastructure for our day-to-day operations, preparing for and conducting clinical trials and preparing for commercialization of our product candidates, if approved.

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We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability. We will require additional capital to fund our operations, and our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

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We are heavily dependent on the success of our product candidates, which are each still under clinical development, and if none of our product candidates receive regulatory approval or are successfully commercialized, particularly tapinarof, our business may be harmed.

∎

We currently have a limited number of employees who are employed by our wholly owned subsidiaries and we rely on RSI, RSG and a professional employer organization to provide various administrative, business development, clinical development and other services.

∎	Clinical trials are very expensive, time-consuming, difficult to design and implement, and involve uncertain outcomes.

∎

We were not involved in the development of any of our product candidates prior to our acquisition of the rights to them and, as a result, we are dependent on the licensors to or previous owners of such product candidates having accurately reported the results and correctly collected and interpreted the data from all preclinical studies and clinical trials conducted to date.

∎

We rely on our license agreements to provide rights to the core intellectual property relating to certain of our product candidates, and any termination or loss of significant rights under either agreement would adversely affect our development or commercialization of such product candidates.

∎

Our license, acquisition and funding agreements obligate us to make certain milestone payments, some of which will be triggered prior to our commercialization of tapinarof or any other product candidate.

∎

We are reliant on third parties to conduct, supervise and monitor our clinical trials, and if those third parties perform in an unsatisfactory manner or fail to comply with applicable requirements, it may harm our business.

∎	We do not have our own manufacturing capabilities and will rely on third parties to produce additional clinical and commercial supplies of our product candidates.

∎

If we are unable to obtain and maintain patent protection for our technology and product candidates, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

∎

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property. Because the patents we own are owned by our wholly-owned subsidiary, Dermavant Sciences GmbH, or DSG, we may not be in a position to obtain a permanent injunction against a third party that is found to infringe our patents.

∎

We face significant competition from other biotechnology and pharmaceutical companies targeting medical dermatological indications, and our operating results will suffer if we fail to compete effectively. We are aware of multiple companies that are working to develop products in the dermatology indications that we seek to target.

∎

Even if tapinarof or one of our other product candidates receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

∎

RSL will continue to own a significant percentage of our common shares after this offering, and we will be a “controlled company” within the meaning of applicable Nasdaq listing rules. In addition, RSL has the right to appoint two directors to our board of directors, each of whom has three votes on all matters presented to the board of directors, and such directors will continue to hold a majority of the voting power on all matters presented to the board of directors.

∎

We may be classified as a passive foreign investment company, or PFIC, with respect to the current taxable year. U.S. holders of our common shares may suffer adverse tax consequences if we are characterized as a PFIC.

If we are unable to adequately address these and other risks we face, our business, financial condition, operating results and prospects may be adversely affected.

Implications of Being an Emerging Growth Company

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012, and therefore we intend to take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive and director compensation in this prospectus, our periodic reports and our proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive and director compensation and any golden parachute payments not previously approved. We may take advantage of these exemptions until March 31, 2024, or until we are no longer an “emerging growth company.”

Corporate Information

We are an exempted limited company incorporated under the laws of Bermuda on September 28, 2015 under the name Roivant Dermatology Ltd. We changed our name to Dermavant Sciences Ltd. on June 24, 2016. Our principal office is located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom, and our registered office is located in Bermuda at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Our wholly owned subsidiary Dermavant Sciences, Inc., or DSI, maintains its headquarters at 2398 East Camelback Road, Suite 1060, Phoenix, Arizona 85016 and also conducts business operations at 359 Blackwell Street, Suite 240, Durham, North Carolina 27701. Our wholly owned subsidiary Dermavant Sciences GmbH maintains its headquarters at Viaduktstrasse 8, 4051 Basel, Switzerland. Our telephone number is +44 (117) 918-1293. Our website address is www.dermavant.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common shares.

We have three wholly owned subsidiaries: Dermavant Holdings Limited, a limited company organized under the laws of the United Kingdom, DSI, a Delaware corporation, and DSG, a company with limited liability formed under the laws of Switzerland. DSG is our principal operating company and holds our intellectual property rights in our product candidates.

This prospectus contains trade names, trademarks and service marks, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols.

THE OFFERING

Common shares offered by us	common shares.

Option to purchase additional common shares	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to additional common shares.

Common shares to be outstanding immediately after this offering	common shares (or common shares if the underwriters exercise in full their option to purchase additional common shares).

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million, or approximately $ million if the underwriters exercise in full their option to purchase additional common shares, assuming an initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering, together with our existing cash, to advance the clinical development of tapinarof and our other product candidates. The remaining proceeds will be used for working capital and general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Controlled company	Upon the closing of this offering, RSL will beneficially own a controlling interest in us and we will be a “controlled company” under applicable Nasdaq listing rules. As a controlled company, we intend to avail ourselves of the controlled company exemptions under such rules. See ”Management—Director Independence and Controlled Company Exemptions” for further information.

Risk factors	You should read the section titled “Risk Factors” for a discussion of factors to consider carefully before deciding to invest in our common shares.

Proposed Nasdaq symbol	“DRMT.”

The number of common shares that will be outstanding immediately after this offering is based on 101,960,784 common shares outstanding as of December 31, 2018, and excludes:

∎	common shares issuable upon the exercise of stock options outstanding as of December 31, 2018, with a weighted-average exercise price of $ per share; and

∎

             common shares reserved for future issuance under our 2016 Equity Incentive Plan, as amended, or the 2016 Plan, as of December 31, 2018, as well as any automatic increases in the number of common shares reserved for future issuance under this plan.

Except as otherwise indicated herein, all information in this prospectus, including the number of common shares that will be outstanding after this offering, assumes or gives effect to:

∎	a 1-for- reverse stock split effected on , 2019;

∎	no exercise by the underwriters of their option to purchase additional common shares; and

∎	the effectiveness of certain provisions of our amended and restated bye-laws immediately following the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary consolidated financial data for the periods indicated. We derived the consolidated statement of operations data for the years ended March 31, 2017 and 2018 from our audited consolidated financial statements appearing elsewhere in this prospectus. We derived the consolidated statements of operations data for the nine months ended December 31, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2018 from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the years ended March 31, 2017 and 2018 and for the nine months ended December 31, 2017 and 2018 are not necessarily indicative of the results that may be expected for a full fiscal year or any other future period. You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our fiscal year ends on March 31.

	YEAR ENDED MARCH 31,		NINE MONTHS ENDED DECEMBER 31,
	2017	2018	2017	2018
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$20,732,424	$37,402,954	$24,191,591	$240,104,147
General and administrative	1,063,904	4,693,617	2,437,284	15,664,210

Total operating expenses	21,796,328	42,096,571	26,628,875	255,768,357
Change in fair value of long-term debt	—	—	—	(12,771,000)
Other expense (income)	4,218	326,946	178,015	(731,162)

Loss before provision for income taxes	(21,800,546)	(42,423,517)	(26,806,890)	(242,266,195)
Income tax expense	299	272,937	212,461	111,765

Net loss	$(21,800,845)	$(42,696,454)	$(27,019,351)	$(242,377,960)

Net loss per common share—basic and diluted (1)	$(0.30)	$(0.57)	$(0.36)	$(3.11)

Weighted-average common shares outstanding—basic and diluted (1)	73,219,178	75,000,000	75,000,000	77,843,137

(1)	See Note 2[L] to our audited consolidated financial statements for an explanation of the method used to compute basic and diluted net loss per common share.

	AS OF DECEMBER 31, 2018
	ACTUAL	AS ADJUSTED (1)(2)
Consolidated Balance Sheet Data:
Cash	$6,159,128	$
Total assets	16,694,112
Total liabilities	132,345,933
Additional paid-in capital	197,047,601
Accumulated deficit	(312,398,711)
Total shareholder’s deficit	(115,651,821)

(1)	The as adjusted balance sheet data gives effect to our sale of common shares in this offering at an assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease each of cash, total assets and total shareholder’s equity on an as adjusted basis by approximately $ million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million common shares offered by us at the assumed initial public offering price, would increase or decrease each of cash, total assets and total shareholder’s equity on an as adjusted basis by approximately $ million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only, and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus, before making your decision to invest in our common shares. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could harm our business, results of operations, financial condition and cash flows and if so our future prospects would likely be harmed. If any of such events were to happen, the trading price of our common shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business, Financial Position and Capital Requirements

We have a limited operating history and have never generated any product revenue.

We are a clinical-stage biopharmaceutical company with a limited operating history. We were incorporated in September 2015, and our operations to date have been limited to acquiring rights to our portfolio of product candidates as well as generating operating plans and organizational infrastructure for our day-to-day operations, preparing for and conducting clinical trials and preparing for commercialization of our product candidates, if approved. We have not yet demonstrated an ability to successfully complete a large-scale, pivotal clinical trial, obtain marketing approval, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, we have no meaningful operations upon which to evaluate our business, and predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

Our ability to generate product revenue and become profitable depends upon our ability to successfully complete the development of, and obtain the necessary regulatory approvals for, our product candidates in development. We have never been profitable, have no products approved for commercial sale, and have not generated any product revenue.

Even if we receive regulatory approval for tapinarof or any product candidate, we do not know when or if such product candidate will generate product revenue. Our ability to generate product revenue depends on a number of factors, including, but not limited to, our ability to:

∎	successfully complete clinical trials and obtain regulatory approval for the marketing of tapinarof or any of our other product candidates;

∎

add operational, financial and management information systems personnel, including personnel to support our clinical, manufacturing and planned future commercialization efforts and operations as a public company;

∎

initiate and continue relationships with third-party suppliers and manufacturers and have commercial quantities of our product candidates manufactured at acceptable cost and quality levels and in compliance with the U.S. Food and Drug Administration, or FDA, and other regulatory requirements;

∎	attract and retain experienced management and advisory teams;

∎	launch commercial sales of our products, whether alone or in collaboration with others, including establishing sales, marketing and distribution systems for our product candidates;

∎	set an acceptable price for any approved product candidates and obtain coverage and adequate reimbursement from third-party payors;

∎	achieve market acceptance of our products in the medical community and with third-party payors and consumers; and

∎	maintain, expand and protect our intellectual property portfolio.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses, or when or if, we will be able to achieve or maintain profitability. Our expenses could increase beyond expectations if we are required by the FDA or comparable non-U.S. regulatory authorities to perform studies or clinical trials in addition to those that we currently anticipate. Even if any of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with its commercial launch. If we cannot successfully execute any one of the foregoing, our business may not succeed and your investment will be negatively impacted.

We expect to incur significant losses for the foreseeable future and may never achieve or maintain profitability. Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that a product candidate will fail to gain regulatory approval or fail to become commercially viable. We have never generated any product revenue, and we cannot estimate with precision the extent of our future losses. We do not currently have any products that are available for commercial sale and we may never generate product revenue or achieve profitability. Our net loss was $21.8 million, $42.7 million and $242.4 million for the years ended March 31, 2017 and 2018 and the nine months ended December 31, 2018, respectively. As of December 31, 2018, we had an accumulated deficit of $312.4 million.

We expect to continue to incur substantial and increasing losses through the commercialization of any of our product candidates, if approved. None of our product candidates have been approved for marketing anywhere in the world, and they may never receive such approval. As a result, we are uncertain when or if we will achieve profitability and, if so, whether we will be able to sustain it. Our ability to generate product revenue and achieve profitability is dependent on our ability to complete the development of our product candidates, obtain necessary regulatory approvals for such product candidates, and manufacture and successfully market our product candidates alone or in collaboration with others. We cannot assure you that we will be profitable even if we successfully commercialize any of our product candidates. If we do successfully obtain regulatory approval to market tapinarof or any of our product candidates, our revenue will be dependent upon, in part and among other things, the size of the markets in the territories for which we gain regulatory approval, the number of competitors in such markets, the accepted price for any such product candidate and whether we own the commercial rights for those territories. If the indication approved by regulatory authorities is narrower than we expect, or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of any of our product candidates, even if approved. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Failure to become and remain profitable may adversely impact the market price of our common shares and our ability to raise capital and continue operations.

We expect our research and development expenses in connection with our development programs for our various product candidates to continue to be significant. In addition, as we prepare for and if we obtain regulatory approval for tapinarof or any of our other product candidates, we expect to incur increased sales, marketing and manufacturing expenses. As a result, we expect to continue to incur significant and increasing operating losses and negative cash flows for the foreseeable future. These losses have harmed and will continue to harm our results of operations, financial position and working capital.

Our independent registered public accounting firm has issued a going concern opinion on our consolidated financial statements as of March 31, 2017 and 2018, expressing substantial doubt that we can continue as an ongoing business due to insufficient capital for us to fund our operations. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we are unable to successfully complete this offering, we will need to create alternate financing or operational plans to continue as a going concern.

Our business is heavily dependent on the successful development, regulatory approval and commercialization of our product candidates, particularly tapinarof.

We currently have no products that are approved for commercial sale and may never be able to develop marketable products. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to the continued clinical evaluation of our lead product candidate tapinarof and the commercialization of tapinarof following regulatory approval, if received, as well as the continued clinical and preclinical evaluation of our other product candidates. Accordingly, our business currently depends heavily on the successful completion of our clinical trials for our product candidates and subsequent regulatory approval and commercialization of such product candidates.

We cannot be certain that tapinarof or any of our other product candidates will receive regulatory approval, or be successfully commercialized even if we receive regulatory approval. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of products are, and will remain, subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries that each have differing regulations. We are not permitted to market any of our product candidates in the United States until we receive approval of a NDA or in any foreign country until we receive the requisite approvals from the appropriate authorities in such countries for marketing authorization. In addition, we have not yet demonstrated our ability to complete later-stage or pivotal clinical trials for any of our product candidates.

We have not submitted an NDA for any of our product candidates to the FDA or any comparable application to any other regulatory authority. Obtaining approval of an NDA or similar regulatory approval is an extensive, lengthy, expensive and inherently uncertain process, and the FDA or other foreign regulatory authorities may delay, limit or deny approval of any of our product candidates for many reasons, including:

∎

we may not be able to demonstrate that any of our product candidates are safe or effective as a treatment for any of our currently targeted indications to the satisfaction of the FDA or other relevant regulatory authorities;

∎	the relevant regulatory authorities may require additional pre-approval studies or clinical trials which would increase our costs and prolong our development timelines;

∎	the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA or other relevant regulatory authorities for marketing approval;

∎

the FDA or other relevant regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials, including the design of our proposed Phase 3 clinical trials of tapinarof for the treatment of psoriasis;

∎

the contract research organizations, or CROs, that we retain to conduct clinical trials may take actions outside of our control, or otherwise commit errors or breaches of protocols, that adversely impact our clinical trials and ability to obtain market approvals;

∎

the FDA or other relevant regulatory authorities may not find the data from nonclinical studies or clinical trials sufficient to demonstrate that the clinical and other benefits of these products outweigh their safety risks;

∎

the FDA or other relevant regulatory authorities may disagree with our interpretation of data or significance of results from the nonclinical studies and clinical trials of any product candidate, or may require that we conduct additional studies;

∎	the FDA or other relevant regulatory authorities may not accept data generated from our clinical trial sites;

∎

if our NDA or other foreign application is reviewed by an advisory committee, the FDA or other relevant regulatory authority, as the case may be, may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA or other relevant regulatory authority, as the case may be, require, as a condition of approval, additional nonclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

∎	the FDA or other relevant regulatory authorities may require development of a risk evaluation and mitigation strategy, or REMS, or its equivalent, as a condition of approval;

∎	the FDA or other relevant regulatory authorities may require additional post-marketing studies and/or a patient registry, which would be costly;

∎	the FDA or other relevant regulatory authorities may find the chemistry, manufacturing and controls data insufficient to support the quality of our product candidates;

∎	the FDA or other relevant regulatory authorities may identify deficiencies in the manufacturing processes or facilities of our third-party manufacturers; or

∎	the FDA or other relevant regulatory authorities may change their approval policies or adopt new regulations.

Even if we do receive regulatory approval to market any product candidate, any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure you that any of our product candidates will be successfully developed or commercialized.

In addition, because each of our product candidates targets one or more indications in the medical dermatology field, if any of our product candidates encounter safety or efficacy problems, developmental delays, regulatory issues, supply issues, or other problems, our development plans for the affected product candidate and some or all of our other product candidates could be significantly harmed, which would harm our business. Further, competitors who are developing products in the dermatology field or that target the same indications as us with products that have a similar mechanism of action may experience problems with their products that could identify problems that would potentially harm our business.

We will require additional capital to fund our operations, and if we fail to obtain necessary financing, we may not be able to complete the development and commercialization of tapinarof or any other product candidate.

We expect to spend substantial capital to complete the development of, seek regulatory approvals for and commercialize our lead product candidate tapinarof as well as our other product candidates. These expenditures will include costs associated with our various license agreements pursuant to which we are obligated to cover the development and commercialization costs of our product candidates, make payments in connection with the achievement of certain regulatory milestones prior to generating any product sales, make significant further payments upon the achievement of certain sales milestones and make tiered royalty payments in connection with the sale of approved products, if any. In addition, under a funding agreement with NovaQuest Co-Investment Fund VIII, L.P., or NovaQuest, we are required to make significant milestone and other quarterly payments to NovaQuest upon the achievement of certain regulatory and commercial milestones for tapinarof in either psoriasis or atopic dermatitis in the United States, the European Union and Japan. These obligations will terminate in the event of revocation or withdrawal by the FDA, us, our affiliates or any sublicensee for health or safety reasons. We will be required to make significant payments to NovaQuest if development of tapinarof is terminated or if we terminate development of tapinarof for one indication and receive approval for the other. NovaQuest is not obligated to refund to us any payments previously made to them under the funding agreement, as amended, between DSG and NovaQuest, or the NovaQuest Agreement. In the event development of tapinarof is terminated for both indications, or we terminate tapinarof for a single indication, we may not be able to generate sufficient revenues and cash flows to make the required termination payments, or additional milestone payments that will be required for the other indication, as applicable, to NovaQuest on a timely basis or at all. All of the assets (including intellectual property rights) relating to tapinarof and related compounds are subject to a first-priority lien in favor of NovaQuest under security agreements entered into in connection with the funding agreement. If we are unable to make any of the milestone, quarterly or termination payments described above due to insufficient liquidity, revenues or otherwise, NovaQuest may foreclose on its lien over our assets relating to tapinarof. In such case, our business, financial condition, results of operations and prospects would be harmed.

Even with the net proceeds from this offering, we will require additional capital to complete the development and potential commercialization of tapinarof and our other product candidates. Because the length of time and activities associated with successful development of our product candidates are highly uncertain, we are unable to estimate with certainty the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near- and long-term, will depend on many factors, including, but not limited to:

∎

the initiation, timing, progress, costs and results of our Phase 3 clinical trials of tapinarof for the treatment of psoriasis and atopic dermatitis as well as potential ancillary Phase 2b or other clinical trials of tapinarof;

∎	the initiation, timing, costs and results of future clinical trials for cerdulatinib, DMVT-504 and our preclinical product candidates;

∎	the outcome, timing and cost of meeting regulatory requirements established by the FDA and other comparable foreign regulatory authorities;

∎	the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

∎	the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against us or any of our current or future product candidates;

∎	the effect of competing market developments;

∎	the cost and timing of completion of commercial-scale manufacturing activities;

∎	the cost of establishing sales, marketing and distribution capabilities for our products in regions where we choose to commercialize our products on our own; and

∎	the initiation, progress, timing and results of our commercialization of our product candidates, if approved for commercial sale.

We believe our existing cash, together with the net proceeds from this offering, will be sufficient for us to fund our operating expenses and capital expenditure requirements through at least                 . This estimate is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We do not have any committed external source of funds other than certain investment obligations from RSL relating to our contingent payment obligations to GSK. However, any such obligation from RSL is limited and there can be no assurance that we will otherwise have sufficient capital resources to fund any of our additional payment obligations. We cannot be certain that additional capital will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of any product candidate, or potentially discontinue operations altogether. In addition, attempting to secure additional capital may divert the time and attention of our management from day-to-day activities and harm our product candidate development efforts. Because of the numerous risks and uncertainties associated with the development and potential commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays, operating expenditures and capital requirements associated with our current product development programs.

We may be required to pay substantial additional amounts under the NovaQuest Agreement with respect to Swiss withholding taxes.

There is a risk that Swiss taxing authorities will treat any payments made under the NovaQuest Agreement as payments on equity for Swiss tax purposes or otherwise as withholdable payments, which would make certain portions of such payments subject to Swiss withholding taxes, currently at a rate of 35%. If Swiss withholding taxes are imposed on certain payments made under the NovaQuest Agreement, we will be required to pay substantial additional amounts so that NovaQuest receives the amount that it would have received had no such withholding taxes been imposed. Although we believe that no such withholding taxes should be imposed, if such taxes are imposed and we are unable to avoid paying these substantial additional amounts, we may not have sufficient liquidity to make required payments under the NovaQuest Agreement or continue to operate our business and product development efforts, in which case our financial condition, results of operations, and cash flow would be harmed.

Raising additional funds by issuing securities may cause dilution to existing shareholders, raising additional funds through debt financings may involve restrictive covenants, and raising funds through lending and licensing arrangements may restrict our operations or require us to relinquish proprietary rights.

We expect that significant additional capital will be needed in the future to continue our planned operations. Until such time, if ever, that we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, strategic alliances and license and development agreements or other collaborations. To the extent that we raise additional capital by issuing equity securities, our existing shareholders’ ownership may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that could harm the rights of a common shareholder. In particular, RSL is obligated to invest, or cause to be invested, in us up to £100.0 million (approximately $133 million) to ensure DSG’s ability to satisfy its contingent payment obligations to GSK due upon regulatory approval of tapinarof in the United States and may elect to receive additional common shares of DSL in consideration for any such funding at a 20% discount to the trading price for our common shares. If RSL receives additional common shares following any such funding, the resulting issuance of additional common shares to RSL would substantially dilute our existing shareholders’ ownership. Additionally, any agreements for future debt or preferred equity financings, if available, may involve covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise develop and market ourselves.

We rely on our license agreements to provide rights to the core intellectual property relating to certain of our product candidates. Any termination or loss of significant rights under any such agreement would adversely impact our development or commercialization of such product candidates.

We have licensed our core intellectual property relating to certain of our product candidates from various collaborators, including Eisai, Portola Pharmaceuticals, Inc., or Portola, AstraZeneca AB, or AstraZeneca, and TheraVida under several license agreements. If, for any reason, any of our license agreements are terminated or we otherwise lose those rights, it would harm our business. Our license agreements will impose on us obligations relating to exclusivity, territorial rights, development, commercialization, funding, payment, diligence, sublicensing, insurance, intellectual property protection and other matters. If we breach any material obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages to our collaborators and they may have the right to terminate the applicable licenses, which would result in us being unable to develop, manufacture and sell one or more of our product candidates, if approved. In addition, under certain of our license agreements, the licensor has the first right to file, prosecute (including any postgrant proceeding) and maintain all licensed patents, and we may not have any control over such actions unless such licensor elects not to exercise its rights.

Our license, acquisition and funding agreements obligate us to make certain milestone payments, some of which will be triggered prior to our commercialization of tapinarof or any other product candidate.

Certain of the milestone payments payable by us to GSK, Welichem, Eisai, Portola, Astellas Pharma Inc., or Astellas, AstraZeneca, TheraVida and NovaQuest are due upon events that will occur prior to our planned commercialization of the applicable product candidates. Accordingly, we will be required to make such payments prior to the time at which we are able to generate revenue, if any, from sales any of our product candidates, if approved. For example, upon any NDA approval from the FDA for tapinarof, but prior to commencement of commercialization or sales of tapinarof, we will be required to begin making significant quarterly payments and milestone payments to NovaQuest. We are also required to make significant payments to NovaQuest upon certain termination events with respect to tapinarof. There can be no assurance that we will have the funds necessary to make such payments, or be able to raise such funds when needed, on terms acceptable to us, or at all. Furthermore, if we are forced to raise additional funds, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise develop and market ourselves. If we are unable to raise additional funds or maintain sufficient liquidity to make our payment obligations if and when they become due, including payment obligations to NovaQuest under the NovaQuest Agreement, we may be in material breach of our license, acquisition and funding agreements and our counterparties may seek legal action or remedies against us, which would harm our business, financial condition, results of operations and prospects.

We do not retain worldwide rights to our product candidates. Any adverse developments that occur during any clinical trials conducted by third parties in other jurisdictions may affect our ability to obtain regulatory approval or commercialize our product candidates.

Our licensing and other partners and their respective affiliates, over whom we have no control, as well as RSL and its affiliates, have retained rights to develop and commercialize certain of our product candidates in various geographies outside of the United States as well as for certain indications outside the medical dermatology field. In addition, such parties, including RSL, may sublicense such rights to further parties with our consent. If serious adverse events or other adverse developments occur during any clinical trials of our product candidates conducted by third parties, the FDA or other regulatory authorities may delay, limit or deny approval of any such product candidates or require us to conduct additional clinical trials as a condition to marketing approval, which would increase our costs. If we receive FDA approval for any product candidate and a new or serious safety issue is identified in connection with use of any such product candidate or in clinical trials of such product candidate conducted by third parties, the FDA may withdraw their approval of the product or otherwise restrict our ability to market and sell such product candidate. In addition, treating physicians may be less willing to administer our product due to concerns over such adverse events, which would limit our ability to commercialize such product, if approved.

We currently have a limited number of employees who are employed by our wholly owned subsidiaries and we rely on RSI, RSG and a professional employer organization to provide various administrative, business development, clinical development and other services.

As of December 31, 2018, we had no employees, and our wholly owned subsidiary, DSI, had 52 employees. We currently rely in part on the services provided by RSI and RSG, wholly owned subsidiaries of RSL, pursuant to services agreements, or the Services Agreements, as further described under “Certain Relationships and Related Party Transactions—Affiliate Services Agreements.” Personnel and support staff who provide services to us under these Services Agreements are not required to treat management and administration of our business as their primary responsibility or act exclusively for us, and we do not expect them to do so. Under the Services Agreements, RSI and RSG have the discretion to determine who, among their employees, will perform services for us. RSI and RSG have limited resources. If either RSI or RSG fails to perform its obligations in accordance with the terms of the Services Agreements or to effectively manage services provided to us, the operations of our business may be harmed.

In the event of a default under or termination of the Services Agreements, we may be unable to contract with substitute service providers on similar terms, in a timely fashion, or at all, and the costs of substituting service providers may be substantial. In addition, the level of support we receive from RSI and RSG has decreased and we expect that it will continue to decrease in the near term. As a result, we will be required to replace many of these services with our own internally developed teams or engage external professional service providers. We primarily intend to develop these capabilities internally, and may incur increased costs as we hire and train additional personnel. The operations of our business would be harmed. Any termination of our relationship with RSI or RSG, or decrease in provision of services by RSI and RSG, and any delay or failure in appointing or finding a suitable replacement provider, if one exists, or in developing these capabilities internally, could make it difficult for us to operate our business and continue the clinical development and potential commercialization of any of our product candidates, and the operations of our business would be harmed.

We also contract with a professional employer organization, TriNet HR Corporation, or TriNet, which co-employs DSI’s employees. We and TriNet share and allocate responsibilities and liabilities. TriNet assumes much of the responsibilities and liabilities for the business of employment such as risk management, human resources management, benefits administration, workers compensation, payroll and payroll tax compliance. If TriNet fails to comply with applicable laws, or its obligations under this arrangement, our relationship with our employees could be damaged. We could, under certain circumstances, be held liable for a failure by TriNet to appropriately pay, or withhold and remit required taxes from payments to, our employees. In such a case, our potential liability could be significant and could harm our business.

We may not be able to manage our business effectively if we are unable to attract and retain key personnel.

We may not be able to attract or retain qualified management and commercial, scientific and clinical personnel due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses. If we are not able to attract and retain necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategies.

We are highly dependent on the skills and leadership of our senior management team and key employees. Our senior management and key employees may terminate their positions with us at any time. If we lose one or more members of our senior management team or key employees, our ability to successfully implement our business strategies could be adversely impacted. Replacing these individuals may be difficult, cause disruption and may take an extended period of time due to the limited number of individuals in our industry with the breadth of skills and experience required to develop, gain regulatory approval of and commercialize products successfully. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate additional key personnel. This competition may be particularly intense in North Carolina, where we have operations. We do not maintain “key person” insurance for any members of our senior management team or other employees.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

We expect to hire, either directly, or through any current or future subsidiaries of ours, additional employees for our managerial, finance and accounting, clinical, scientific and engineering, regulatory, operational, manufacturing, medical affairs, business development and sales and marketing teams. We may have difficulties identifying, hiring and integrating new personnel. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations across our entities, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize any of our product candidates and compete effectively will partly depend on our ability to effectively manage any future growth.

Many of the other pharmaceutical companies we compete against for qualified personnel and consultants have greater financial and other resources, different risk profiles and a longer operating history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these opportunities may be more appealing to high-quality candidates and consultants than what we have to offer. If we are unable to continue to attract and retain high-quality personnel and consultants, the rate and success at which we can develop product candidates and our business will be harmed.

Our or our affiliates’ employees, independent contractors, principal investigators, consultants, commercial collaborators, service providers and other vendors or potential collaborators may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could harm our results of operations.

We are exposed to the risk that our or our affiliates’ employees and contractors, including principal investigators, CROs, consultants, commercial collaborators, service providers and other vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate the laws and regulations of the FDA or other similar regulatory bodies, including those laws that require the reporting of true, complete and accurate information to such regulatory bodies; manufacturing and the FDA’s Good Clinical Practice, or GCP, or current Good Manufacturing Practice, or cGMP, standards; federal, state and foreign healthcare fraud and abuse laws and data privacy; or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing, bribery, corruption, antitrust violations and other abusive practices. These laws may restrict or prohibit a wide range of business activities, including research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, creating fraudulent data in our nonclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee or third-party misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. Additionally, we are subject to the risk that a person, including any person who may have engaged in any fraud or misconduct, or government agency could allege such fraud or other misconduct, even if none occurred. Furthermore, we rely on our CROs and clinical trial sites to adequately report data from our ongoing clinical trials. For example, any failure by such parties to adequately report safety signals to us in a timely manner from any such trials may also affect the approvability of our product candidates or cause delays and disruptions for the approval of any of our product candidates, if at all. If our or our affiliates’ employees, independent contractors, principal investigators, consultants, commercial collaborators, service providers or other vendors are alleged or found to be in violation of any such regulatory standards or requirements, or become subject to a corporate integrity agreement or similar agreement and curtailment of our operations, it could have a significant impact on our business and financial results, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, suspension or delay in our clinical trials, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, FDA debarment, contractual damages, reputational harm, diminished profits and future earnings, and additional reporting requirements and oversight, any of which could harm our ability to operate our business and our results of operations.

We may not be successful in our efforts to identify and acquire or in-license additional product candidates, or to enter into collaborations or strategic alliances for the development and commercialization of any such future product candidates.

We may seek to identify and acquire or in-license novel product candidates in the medical dermatology field. The process by which we identify product candidates may fail to yield product candidates for clinical development for a number of reasons, including those discussed in these risk factors and also:

∎

the process by which identify and decide to acquire product candidates may not be successful, including through the business development support we receive from RSL and its subsidiaries pursuant to the Services Agreements;

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potential product candidates may, upon further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance;

∎	potential product candidates may not be effective in treating their targeted diseases; or

∎

the acquisition or in-licensing transactions can entail numerous operational and functional risks, including exposure to unknown liabilities, disruption of our business, or incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected acquisition or integration costs.

We may choose to focus our efforts and resources on a potential product candidate that ultimately proves to be unsuccessful. We also cannot be certain that, following an acquisition or in-licensing transaction, we will achieve the revenue or specific net income that justifies such transaction. Further, time and resources spent identifying, acquiring and developing potential product candidates may distract management’s attention from our primary business or other development programs. If we are unable to identify and acquire suitable product candidates for clinical development, this would adversely impact our business strategy, our financial position and share price.

In the future, we may also decide to collaborate with other pharmaceutical companies for the development and potential commercialization of our product candidates in the United States or other countries or territories of the world. We will face significant competition in seeking appropriate collaborators. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors.

International expansion of our business exposes us to business, legal, regulatory, political, operational, financial and economic risks associated with conducting business outside of the United States.

Part of our business strategy involves potential expansion internationally with third-party collaborators to seek regulatory approval for our product candidates outside the United States. Doing business internationally involves a number of risks, including but not limited to:

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multiple conflicting and changing laws and regulations such as tax laws, export and import restrictions, employment laws, anti-bribery and anti-corruption laws, regulatory requirements and other governmental approvals, permits and licenses;

∎	failure by us or our collaborators to obtain appropriate licenses or regulatory approvals for the sale or use of our product candidates, if approved, in various countries;

∎	difficulties in managing foreign operations;

∎	complexities associated with managing multiple payor-reimbursement regimes or self-pay systems;

∎	financial risks, such as longer payment cycles, difficulty enforcing contracts and collecting accounts receivable and exposure to foreign currency exchange rate fluctuations;

∎	reduced protection for intellectual property rights;

∎	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions; and

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failure to comply with the United States Foreign Corrupt Practices Act, or FCPA, including its books and records provisions and its anti-bribery provisions, the United Kingdom Bribery Act 2010, or U.K. Bribery Act, and similar anti-bribery and anti-corruption laws in other jurisdictions, for example by failing to maintain accurate information and control over sales or distributors’ activities.

Any of these risks, if encountered, could significantly harm our future international expansion and operations and, consequently, negatively impact our financial condition, results of operations and cash flows.

Our business and operations would suffer in the event of system failures, cyber-attacks or a deficiency in our cyber-security.

Our computer systems, as well as those of various third parties on which we rely, including RSL and its affiliates, our CROs and other contractors, consultants and law and accounting firms, may sustain damage from computer viruses, unauthorized access, data breaches, phishing attacks, cybercriminals, natural disasters (including hurricanes and earthquakes), terrorism, war and telecommunication and electrical failures. We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of nonclinical or clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of any product candidate could be delayed.

The failure to successfully implement an enterprise resource planning system could adversely impact our business and results of operations.

We are in the process of evaluating a transition from reliance on company-wide enterprise resource planning, or ERP, systems maintained by RSI and RSG to implementation of our own ERP systems. ERP implementations are complex and time-consuming projects that require transformations of business and financial processes in order to reap the benefits of the ERP system; any such transformation involves risk inherent in the conversion to a new computer system, including loss of information and potential disruption to normal operations. Additionally, if the ERP system is not effectively implemented as planned, or the system does not operate as intended, the effectiveness of our internal controls over financial reporting could be harmed or our ability to assess those controls adequately could be delayed. Significant delays in documenting, reviewing and testing our internal control could cause us to fail to comply with our U.S. Securities and Exchange Commission, or SEC, reporting obligations related to our management’s assessment of our internal control over financial reporting. In addition, if we experience interruptions in service or operational difficulties and are unable to effectively manage our business during or following the implementation of the ERP, our business and results of operations could be harmed.

Potential product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of any products that we may develop.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers, other pharmaceutical companies or others taking or otherwise coming into contact with our products. On occasion, large monetary judgments have been awarded in class action lawsuits where drugs have had unanticipated harmful effects. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

∎	impairment of our business reputation and significant negative media attention;

∎	delay or termination of clinical trials, or withdrawal of participants from our clinical trials;

∎	significant costs to defend related litigation;

∎	distraction of management’s attention from our primary business;

∎	substantial monetary awards to patients or other claimants;

∎	inability to commercialize any product candidate, if approved;

∎	product recalls, withdrawals or labeling, marketing or promotional restrictions;

∎	decreased demand for any product candidate, if approved; and

∎	loss of revenue.

The product liability insurance we currently carry, and any additional product liability insurance coverage we acquire in the future, may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If we obtain marketing approval for any product candidate, we intend to acquire insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could harm our results of operations and business, including preventing or limiting the commercialization of any of our product candidates, if approved.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would harm our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could harm our business.

Risks Related to Development, Regulatory Approval and Commercialization

Clinical trials are very expensive, time-consuming, difficult to design and implement, and involve uncertain outcomes.

All of our product candidates are still in preclinical or clinical development and will require extensive clinical testing before we are prepared to submit an NDA or other similar application for regulatory approval. We cannot provide you any assurance that we will submit an NDA for regulatory approval for any product candidate within our projected timeframes or whether any such application will be approved by the relevant regulatory authorities. Clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. For instance, the FDA or other regulatory authorities may not agree with our proposed analysis plans or trial design for any clinical trials of our product candidates, including for our proposed Phase 3 clinical trials for tapinarof in the treatment of psoriasis, and during any such review, may identify unexpected efficacy or safety concerns, which may delay the approval of an NDA or similar application. Furthermore, if the FDA requires us to perform another systemic carcinogenicity study for tapinarof prior to NDA submission, in addition to the systemic carcinogenicity study previously performed for tapinarof, our submission of an NDA for tapinarof could be delayed. The FDA may also find that the benefits of any product candidate in any applicable indication do not outweigh its risks in a manner sufficient to grant regulatory approval. The clinical trial process is also time-consuming and costly and relies on the collaboration with many CROs and clinical trial sites.

Failures can occur at any stage of clinical trials, and we could encounter problems that cause us to abandon or repeat clinical trials. In addition, results from clinical trials may require further evaluation, delaying the next stage of clinical development or submission of an NDA. Further, product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through nonclinical studies and initial clinical trials, and such product candidates may exhibit safety signals in later stage clinical trials that they did not exhibit in preclinical or earlier-stage clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in or the discontinuation of advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, including in the dermatology field. Likewise, the results of early clinical trials of any of our product candidates, many of which were not conducted by us, may not be predictive of the results of our planned development programs, and there can be no assurance that the results of studies conducted by collaborators or other third parties will be viewed favorably or are indicative of our own future trial results.

The commencement and completion of clinical trials may be delayed by several factors, including:

∎	failure to obtain regulatory authorization to commence a trial or reaching consensus with regulatory authorities regarding the design or implementation of our studies;

∎	unforeseen safety issues, or subjects experience severe or unexpected adverse events;

∎	occurrence of serious adverse events in trials of the same class of agents conducted by other sponsors;

∎	lack of effectiveness during clinical trials;

∎	resolving any dosing issues, including those raised by the FDA;

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inability to reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

∎	slower than expected rates of patient recruitment or failure to recruit suitable patients to participate in a trial;

∎	failure to add a sufficient number of clinical trial sites;

∎	unanticipated impact from changes in or modifications to protocols or clinical trial design, including those that may be required by the FDA or other regulatory authorities;

∎	inability or unwillingness of clinical investigators or study participants to follow our clinical and other applicable protocols or applicable regulatory requirements;

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an institutional review board, or IRB, refusing to approve, suspending, or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

∎	premature discontinuation of study participants from clinical trials or missing data;

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failure to manufacture or release sufficient quantities of our product candidates or placebo or failure to obtain sufficient quantities of active comparator medications for our clinical trials, if applicable, that in each case meet our quality standards, for use in clinical trials;

∎	inability to monitor patients adequately during or after treatment; or

∎	inappropriate unblinding of trial results.

Further, we, the FDA or other regulatory authority may suspend our clinical trials in an entire country at any time, or an IRB may suspend its clinical trial sites within any country, if it appears that we or our collaborators are failing to conduct a trial in accordance with regulatory requirements, including cGMP regulations, that we are exposing participants to unacceptable health risks, or if the FDA or other regulatory authority, as the case may be, finds deficiencies in our IND or equivalent applications for other countries or the manner in which the clinical trials are conducted. Therefore, we cannot predict with any certainty the schedule for commencement and completion of future clinical trials. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be harmed, and our ability to generate product revenue from any of our product candidates, if approved, may be delayed. In addition, any delays in our clinical trials could increase our costs, cause a decline in our share price, slow down the approval process, and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may harm our business, financial condition and results of operations. In addition, many of the factors that cause or lead to a termination or suspension of, or delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. We may make formulation or manufacturing changes to our product candidates, in which case we may need to conduct additional preclinical or clinical studies to bridge our modified product candidates to earlier versions. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or other regulatory authorities. The FDA or other regulatory authorities may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected the integrity of the study. The FDA or other regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or other regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of any of our product candidates.

In addition, prior to our acquisition of the rights to our various product candidates, we had no involvement with or control over the nonclinical or clinical development of such product candidates. We are dependent on our licensing partners having conducted such research and development in accordance with the applicable protocols and legal, regulatory and scientific standards, having accurately reported the results of all clinical trials and other research they conducted prior to our acquisition of the rights to our product candidates, having correctly collected and interpreted the data from these trials and other research, and having supplied us with complete information, data sets and reports required to adequately demonstrate the results reported through the date of our acquisition of these assets. Problems related to predecessors could result in increased costs and delays in the development of any of our product candidates, which could harm our ability to generate any future revenue from sales of any of our product candidates, if approved.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support these claims for differentiation or the effectiveness or safety of any of our product candidates. The FDA has substantial discretion in the review and approval process and may disagree that our studies support the differentiated claims we propose. We cannot guarantee that we will obtain approval for the differentiated claims we propose, if at all.

Interim, top-line or preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our clinical trials, which is based on a preliminary analysis of then-available top-line data, and the results and related findings and conclusions are subject to change following a full analyses of all data related to the particular trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line results that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available. We may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our business in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, product candidate or our business. If the top-line data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for and commercialize our product candidates, our business, operating results, prospects or financial condition may be harmed.

Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside our control.

We may encounter delays or difficulties in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials on our current timelines, or at all, and even once enrolled we may be unable to retain a sufficient number of patients to complete any of our trials. Enrollment in our clinical trials may be slower than we anticipate, leading to delays in our development timelines. For example, we may face difficulty enrolling or maintaining a sufficient number of patients in our clinical trials due to the existing alternative treatments approved for the treatment of any of our targeted indications, such as topical corticosteroids or topical steroid-free therapies for atopic dermatitis or psoriasis, as patients may decline to enroll or decide to withdraw from our clinical trials due to the risk of receiving placebo. Patient enrollment and retention in clinical trials depends on many factors, including the size of the patient population, the nature of the trial protocol, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the existing body of safety and efficacy data with respect to the study drug, the number and nature of competing treatments and ongoing clinical trials of competing drugs for the same indication, the proximity of patients to clinical sites, the eligibility criteria for the trial and the proportion of patients screened that meets those criteria, our ability to obtain and maintain patient consents, our ability to successfully complete prerequisite studies before enrolling certain patient populations, such as any pediatric safety study for tapinarof in children required before we may enroll pediatric patients in Phase 3 trials of tapinarof for the treatment of atopic dermatitis, and the risk that patients enrolled in clinical trials will drop out of the trials before completion. If the data from our pediatric safety study of tapinarof for the treatment of atopic dermatitis in children do not meet FDA requirements, we may be required to delay Phase 3 trials of tapinarof for the treatment of atopic dermatitis or alter our trial protocol.

Furthermore, any negative results or new safety signals we may report in clinical trials of our product candidates may make it difficult or impossible to recruit and retain patients in other clinical trials. Similarly, negative results reported by our competitors about their drug candidates may negatively affect patient recruitment in our clinical trials. Also, marketing authorization of competitors in this same class of drugs may impair our ability to enroll patients into our clinical trials, delaying or potentially preventing us from completing recruitment of one or more of our trials.

Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop tapinarof or any of our other product candidates, or could render further development impossible. In addition, we expect to rely on CROs and clinical trial sites to ensure proper and timely conduct of our future clinical trials, and, while we intend to enter into agreements governing their services, we will be limited in our ability to compel their actual performance.

We face significant competition from other biotechnology and pharmaceutical companies targeting medical dermatological indications, and our operating results will suffer if we fail to compete effectively.

The markets for dermatological therapies are competitive and are characterized by significant technological development and new product introduction. For example, there are several large and small pharmaceutical companies focused on delivering therapeutics for our targeted inflammatory and medical dermatological indications. We anticipate that, if we obtain regulatory approval of our product candidates, we will face significant competition from other approved therapies or drugs that become available in the future for the treatment of our target indications. If approved, our product candidates may also compete with unregulated, unapproved and off-label treatments. Even if another branded or generic product or an over-the-counter, or OTC, product is less effective than our product candidates, a less effective branded, generic or OTC product may be more quickly adopted by physicians and patients than our competing product candidates based upon cost or convenience. Certain of our product candidates, if approved, will present novel therapeutic approaches for the approved indications and will have to compete with existing therapies, some of which are widely known and accepted by physicians and patients. To compete successfully in this market, we will have to demonstrate that the relative cost, safety and efficacy of our approved products, if any, provide an attractive alternative to existing and other new therapies to gain a share of some patients’ discretionary budgets and for physicians’ attention within their clinical practices. Some of the companies that offer competing products also have a broad range of other product offerings, large direct sales forces and long-term customer relationships with our target physicians, which could inhibit our market penetration efforts. Such competition could lead to reduced market share for our product candidates and contribute to downward pressure on the pricing of our product candidates, which could harm our business, financial condition, operating results and prospects.

We are aware of several companies that are working to develop drugs that would compete against our product candidates for the treatment of psoriasis and atopic dermatitis. For example, tapinarof will face competition from injectable biologic therapies such as Humira, which is marketed by AbbVie and Eisai, and oral PDE4 inhibitors such as OTEZLA, which is marketed by Celgene. To a lesser extent, tapinarof would also face potential competition from companies that are developing and/or already market TCS and Vitamin D analogues. With respect to tapinarof, topical cerdulatinib and lotamilast for the treatment of atopic dermatitis, we would face potential competition from DUPIXENT, a biologic therapy, marketed by Regeneron, PF-04965842, a JAK1 inhibitor oral therapy by Pfizer, and upadacitinib, an oral JAK inhibitor by AbbVie. We will also face competition from companies that market branded and generic corticosteroids, topical calcineurin inhibitors and topical PDE4 inhibitors.

With respect to DMVT-504 for the systemic treatment of PFH, we would face potential competition from companies that market topical anticholinergics (including Qbrexza, marketed by Dermira), office-based procedures (including Botox, marketed by Allergan) and surgical treatments for the removal of sweat glands. With respect to topical cerdulatinib for the topical treatment of vitiligo, we would face potential competition from off-label use of branded and generic TCS, topical calcineurin inhibitors, phototherapies and systemic corticosteroids. There are also product candidates under development that could potentially be used to treat vitiligo and compete with topical cerdulatinib, including OTEZLA and ATI-50002, a JAK inhibitor being developed by Aclaris Therapeutics.

Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, as well as in obtaining regulatory approvals of those product candidates in the United States and in foreign countries. Many of our current and potential future competitors also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a smaller number of our competitors. Competition may reduce the number and types of patients available to us to participate in clinical trials, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors.

Due to less stringent regulatory requirements in certain foreign countries, there are many more dermatological products and procedures available for use in those international markets than are approved for use in the United States. In certain international markets, there are also fewer limitations on the claims that our competitors can make about the effectiveness of their products and the manner in which they can market their products. As a result, we expect to face more competition in these markets than in the United States.

Our ability to compete successfully will depend largely on our ability to:

∎	develop and commercialize therapies that are superior to other products in the market;

∎	demonstrate through our clinical trials that our product candidates are differentiated from existing and future therapies;

∎	attract qualified scientific, product development and commercial personnel;

∎	obtain patent or other proprietary protection for our technologies and product;

∎	obtain required regulatory approvals, including approvals to market our product candidates in ways that are differentiated from existing and future therapies and OTC products and treatments;

∎	successfully commercialize our product candidates, if approved;

∎	obtain coverage and adequate reimbursement from, and negotiate competitive pricing with, third-party payors; and

∎	successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new therapies.

The availability of our competitors’ products could limit the demand and the price we are able to charge for any product candidate we develop. The inability to compete with existing or subsequently introduced drugs or OTC treatments would have an adverse impact on our business, financial condition and prospects.

If we are not able to obtain required regulatory approvals, we will not be able to commercialize any of our product candidates, and our ability to generate product revenue will be impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, research, testing, manufacture, safety, efficacy, recordkeeping, labeling, packaging, storage, approval, advertising, promotion, sale and distribution are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by similar regulatory authorities outside the United States. Failure to obtain marketing approval for, and thus commercialize any of our product candidates, could negatively impact our ability to generate any revenue from product sales.

We have not received approval from regulatory authorities to market any product candidate in any jurisdiction, and it is possible that none of our product candidates we may seek to develop will ever obtain the appropriate regulatory approvals necessary for us to commence product sales. Neither we nor any collaborator is permitted to market any of our product candidates in the United States or any other jurisdiction until we receive regulatory approval of an NDA from the FDA or similar regulatory authorities outside of the United States.

The time required to obtain approval of an NDA by the FDA or similar regulatory authorities outside of the United States is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authority. Prior to submitting an NDA to the FDA or any comparable application to any other foreign regulatory authorities for approval of any product candidate, we will need to complete pivotal Phase 3 clinical trials to demonstrate favorable results with respect to safety, tolerability and efficacy. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions.

Securing marketing approvals requires the submission of extensive nonclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the safety and efficacy of our product candidates for the specified indications. We expect to rely on third-party CROs and consultants to assist us in filing and supporting the applications necessary to gain marketing approvals. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Delays or errors in the submission of applications for marketing approval or issues, including those related to gathering the appropriate data and the inspection process, may ultimately delay or affect our ability to obtain regulatory approval, commercialize our product candidates and generate product revenue.

If the FDA does not conclude that certain of our product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for such product candidates under Section 505(b)(2) are not as we expect, the approval pathway for those product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

We may seek FDA approval through the Section 505(b)(2) regulatory pathway for our product candidate DMVT-504. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act, or FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us under the FDCA, would allow an NDA we submit to FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for these product candidates, and complications and risks associated with these product candidates, would likely substantially increase. We could need to obtain additional funding, which could result in significant dilution to the ownership interests of our then existing stockholders to the extent we issue equity securities or convertible debt. We cannot assure you that we would be able to obtain such additional financing on terms acceptable to us, if at all. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway would likely result in new competitive products reaching the market more quickly than our product candidates, which would likely adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that our product candidates will receive the requisite approvals for commercialization.

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, certain brand-name pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our NDAs for up to 30 months or longer depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this would ultimately lead to accelerated product development or earlier approval.

Moreover, even if our product candidates are approved under Section 505(b)(2), the approval may be subject to limitations on the indicated uses for which the products may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

Our product candidates may cause adverse effects or have other properties that could delay or prevent their regulatory approval, cause us to suspend or discontinue clinical trials, abandon further development or limit the scope of any approved label or market acceptance.

Adverse events associated with our product candidates in our clinical trials could cause us, other reviewing entities, clinical trial sites or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval. If an unacceptable frequency or severity of adverse events or new safety signals are reported in our clinical trials for any of our product candidates, our ability to obtain regulatory approval for such product candidates may be negatively impacted. Treatment-related side effects arising from our product candidates or those from other companies targeting similar dermatological indications could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. Any of these occurrences may harm our business, financial condition and prospects.

If any of our product candidates is approved and then causes serious or unexpected side effects, a number of potentially significant negative consequences could result, including:

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regulatory authorities may withdraw, suspend or limit their approval of the product or require a REMS (or equivalent outside the United States) to impose restrictions on its distribution or other risk management measures;

∎	we may be required to recall a product;

∎	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

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regulatory authorities may require the addition of labeling statements, such as warnings or contraindications, require other labeling changes or require field alerts or other communications to physicians, pharmacies or the public;

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we may be required to change the way the product is administered or distributed, conduct additional clinical trials, change the labeling of a product or be required to conduct additional post-marketing studies or surveillance;

∎	we may be required to repeat a preclinical study or clinical trial or terminate a program, even if other studies or trials related to the program are ongoing or have been successfully completed;

∎	we could be sued and held liable for harm caused to patients;

∎	we could elect to discontinue the sale of our product;

∎	the product may become less competitive; and

∎	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercializing our product candidates, if approved.

Certain of our product candidates, if approved, may compete with each other for their targeted indications and as a result, reduce their commercial success.

We are currently developing tapinarof to treat, and evaluating cerdulatinib and lotamilast for the treatment of, atopic dermatitis in various patient groups. To the extent that two or more such product candidates are approved for the treatment of atopic dermatitis, physicians and patients may prefer to use one product over any others, and the revenue we would derive from such products could be reduced. If such products all compete for treatment of atopic dermatitis, the incremental revenue derived from any one product would be less than if such products did not treat the same indication.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and even if we obtain approval for a product candidate in one country or jurisdiction, we may never obtain approval for or commercialize it in any other jurisdiction, which would limit our ability to realize our full market potential.

Prior to obtaining approval to commercialize tapinarof or any other product candidate in any jurisdiction, we or our collaborators must demonstrate with substantial evidence from well controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory agencies, that such product candidates are safe and effective for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for a product candidate are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. In order to market any products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval by the FDA does not ensure approval by regulatory authorities in any other country or jurisdiction outside the United States. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation, as well as additional administrative review periods. Seeking regulatory approval could result in difficulties and costs for us and require additional nonclinical studies or clinical trials, which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be unrealized.

Even if we obtain regulatory approval for any product candidate, we will still face extensive ongoing regulatory requirements and our product may face future development and regulatory difficulties.

Any product candidate for which we obtain marketing approval will be subject to extensive and ongoing regulatory requirements, including for the manufacturing processes, post-approval clinical data, labeling, packaging, distribution, adverse event reporting, storage, recordkeeping, conduct of potential post-market studies and post-market submission requirements, export, import, advertising and promotional activities for such product, among other things, by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, establishment of registration and drug listing requirements, continued compliance with cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of drug product samples to physicians, recordkeeping and GCP requirements for any clinical trials that we conduct post-approval. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval or the FDA or other regulatory authorities may require that contraindications, warnings or precautions-including in some cases, a boxed warning be included in the product labeling, which could limit sales of the product.

Regulatory authorities closely regulate the post-approval marketing and promotion of drugs to ensure drugs are marketed only for the approved indications and in accordance with the provisions of the approved labeling. Regulatory authorities impose stringent restrictions on manufacturers’ communications regarding off-label use, and if we do not market our products for their approved indications, we may be subject to enforcement action for off-label marketing. Violations of the Federal Food, Drug, and Cosmetic Act in the United States and other comparable regulations in foreign jurisdictions relating to the promotion of prescription drugs may lead to enforcement actions and investigations by the FDA, Department of Justice, State Attorneys General and other foreign regulatory agencies alleging violations of United States federal and state health care fraud and abuse laws, as well as state consumer protection laws and comparable laws in foreign jurisdictions.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements may yield various results, including:

∎	restrictions on the manufacture of such products;

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restrictions on the labeling or marketing of such products, including a “black box” warning or contraindication on the product label or communications containing warnings or other safety information about the product;

∎	restrictions on product distribution or use;

∎	requirements to conduct post-marketing studies or clinical trials, or any regulatory holds on our clinical trials;

∎	requirement of a REMS (or equivalent outside the United States);

∎	Warning or Untitled Letters;

∎	withdrawal of the products from the market;

∎	recall of products;

∎	fines, restitution or disgorgement of profits or revenues;

∎	suspension or withdrawal of marketing approvals;

∎	refusal to permit the import or export of such products;

∎	product seizure; or

∎	injunctions or the imposition of civil or criminal penalties.

The FDA and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of tapinarof or any future product candidate. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or to the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained.

For example, certain policies of the current U.S. administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions, including the Executive Orders will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Non-compliance by us or any future collaborator with regulatory requirements, including safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population can also result in significant financial penalties.

Even if tapinarof or any of our other product candidates receives marketing approval, it may fail to achieve market acceptance by physicians, patients, third-party payors or others in the medical community necessary for commercial success.

Even if tapinarof or any of our other product candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If it does not achieve an adequate level of acceptance, we may not generate significant product revenue or become profitable. The degree of market acceptance of a product candidate, if approved for commercial sale, will depend on a number of factors, including but not limited to:

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the safety, efficacy, risk-benefit profile and potential advantages compared to alternative or existing treatments, such as TCS for the treatment of psoriasis and atopic dermatitis, which physicians may perceive to be adequately effective for some or all patients;

∎	limitations or warnings contained in the labeling approved for our product candidates by FDA or other applicable regulatory authorities;

∎	any restrictions on the use of our products, and the prevalence and severity of any side effects;

∎	the content of the approved product label;

∎	the effectiveness of sales and marketing efforts;

∎	the cost of treatment in relation to alternative treatments, including any similar generic treatments and OTC treatments;

∎	our ability to offer our products for sale at competitive prices;

∎	the convenience and ease of administration compared to alternative treatments;

∎	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies over existing therapies;

∎	the strength of marketing and distribution support;

∎	the availability of third-party coverage and adequate reimbursement at any given price level of each of our product candidates;

∎	utilization controls imposed by third-party payors, such as prior authorizations and step edits; and

∎	any restrictions on the use of any of our product candidates, if approved.

We cannot assure you that our current or future product candidates, if approved, will achieve market acceptance among physicians and patients. Any failure by our product candidates that obtain regulatory approval or clearance to achieve market acceptance or commercial success would harm our results of operations.

If we are unable to establish sales, marketing and distribution capabilities, either on our own or in collaboration with third parties, we may not be successful in commercializing any of our product candidates, if approved.

We do not currently have any infrastructure for the sales, marketing, or distribution of any product, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any product that may be approved, we must build our sales, distribution, marketing, managerial and other nontechnical capabilities or make arrangements with third parties to perform these services. To achieve commercial success for any product for which we obtain marketing approval, we will need a sales and marketing organization.

We expect to build a focused sales, distribution and marketing infrastructure to market our product candidates in North America, if approved. There are significant expenses and risks involved with establishing our own sales, marketing and distribution capabilities, including our ability to hire, retain and appropriately incentivize qualified individuals, provide adequate training to sales and marketing personnel, and effectively manage geographically dispersed sales and marketing teams to generate sufficient demand. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could delay any product launch, which would adversely impact its commercialization. If the commercial launch of any of our product candidates, if approved, for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

∎	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

∎	the inability of sales personnel to obtain access to physicians or attain adequate numbers of physicians to prescribe any drugs;

∎	the inability to obtain sufficient access and reimbursement for our product candidates, if approved; and

∎	unforeseen costs and expenses associated with creating a sales and marketing organization.

If we are unable to build our own sales force or negotiate a collaborative relationship for the commercialization of any product candidate, we may be forced to delay potential commercialization or reduce the scope of our sales or marketing activities. If we elect to increase our expenditures to fund commercialization activities ourselves, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring any product candidate to market or generate product revenue. We could enter into arrangements with collaborative partners at an earlier stage than otherwise would be ideal and we may be required to relinquish certain rights to one or more of our product candidates or otherwise agree to terms unfavorable to us, any of which may harm our business, operating results and prospects.

If we are unable to establish adequate sales, marketing, and distribution capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing any of our product candidates and may not become profitable. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found or alleged to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, as our product candidates would be, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would harm our business and financial condition.

If we obtain approval to commercialize tapinarof or any other products outside of the United States, a variety of risks associated with international operations could harm our business.

If tapinarof or any of our other product candidates is approved for commercialization outside of the United States, we expect that we will be subject to additional risks related to entering into international business relationships, including:

∎	different regulatory requirements for drug approvals and rules governing drug commercialization in foreign countries;

∎	reduced or no protection of intellectual property rights;

∎	unexpected changes in tariffs, trade barriers and regulatory requirements;

∎	economic weakness, including inflation, or political instability in particular foreign economies and markets;

∎	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

∎	foreign reimbursement, pricing and insurance regimes;

∎	foreign taxes;

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any foreign partners or collaborators not fulfilling their respective regulatory reporting requirements and any foreign regulatory authorities taking actions with respect to such failures, which would be reportable to the FDA;

∎	any foreign partners or collaborators not informing us of any new post-marketing safety signals in a timely manner;

∎	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

∎	workforce uncertainty in countries where labor unrest is more common than in the United States;

∎	potential noncompliance with the FCPA, the U.K. Bribery Act or similar antibribery and anticorruption laws in other jurisdictions;

∎	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

∎	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

We have no prior experience in commercializing any product, and many biopharmaceutical companies have found the process of marketing their products in foreign countries to be very challenging.

Our current and future relationships with investigators, health care professionals, consultants, third-party payors, and customers are subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient support, charitable organizations and customers expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws regulate the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell, and distribute products for which we obtain marketing approval. Such laws include, among others:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation; in addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties up to $100,000 for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties, including criminal fines and imprisonment of up to 10 years. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid;

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the federal false claims laws, including the False Claims Act, which imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or knowingly making or causing to be made, a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties ranging from $11,181 to $22,363 for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false or fraudulent statements relating to healthcare matters; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which also impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information on health plans, health care clearing houses, and most providers and their business associates, defined as independent contractors or agents of covered entities that create, receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the government information related to payments or other “transfers of value” made to physicians, certain other healthcare providers, and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members and payments or other “transfers of value” to such physician owners (covered manufacturers are required to submit reports to the government by the 90th day of each calendar year); and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable healthcare laws. If our operations are found to be in violation of any of these or any other health regulatory laws that may apply to us, we may be subject to significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs or similar programs in other countries or jurisdictions, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement and curtailment or restructuring of our operations, any of which could adversely impact our ability to operate our business and our results of operations. Even the mere issuance of a subpoena or the fact of an investigation alone, regardless of the merit, may result in negative publicity, a drop in our share price and other harm to our business, financial condition and results of operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

The Patient Protection and Affordable Care Act and future legislative changes may increase the difficulty and cost for us to obtain marketing approval for and commercialize our product candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of any of our product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any products for which we obtain marketing approval.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively the Affordable Care Act, was enacted to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the healthcare industry, and impose additional healthcare policy reforms. The law has continued the downward pressure on pharmaceutical pricing, especially under the Medicare program, and increased the industry’s regulatory burdens and operating costs. Among the provisions of the Affordable Care Act of importance to our potential product candidates are the following:

∎	an annual, nondeductible fee payable by any entity that manufactures or imports specified branded prescription drugs and biologic agents;

∎	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

∎	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries under their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

∎	extension of manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;

∎	expansion of eligibility criteria for Medicaid programs in certain states;

∎	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

∎	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

∎	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

We cannot predict the full impact of the Affordable Care Act on pharmaceutical companies, as many of the reforms require the promulgation of detailed regulations implementing the statutory provisions, some of which have not yet fully occurred. For example, in January 2016, the Centers for Medicare and Medicaid Services issued a final rule regarding the Medicaid Drug Rebate Program, effective April 1, 2016, that, among other things, revises the manner in which the “average manufacturer price” is to be calculated by manufacturers participating in the program and implements certain amendments to the Medicaid rebate statute created under the Affordable Care Act. Further, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. We continue to evaluate the effect that the Affordable Care Act and its possible repeal and replacement has on our business.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, the President of the United States signed into law the Budget Control Act of 2011, which, among other things, included further reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2027 unless additional Congressional action is taken. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period in which the government may recover overpayments to providers from three to five years. Further, there have been several recent United States Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the out-of-pocket cost of prescription drugs, and reform government program reimbursement methodologies for drugs.

Moreover, the Drug Supply Chain Security Act, which was enacted in 2012 as part of the Food and Drug Administration Safety and Innovation Act, imposes new obligations on manufacturers of pharmaceutical products related to product tracking and tracing. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are not sure whether additional legislative changes will be enacted, or whether the current regulations, guidance or interpretations will be changed, or what the impact of such changes on our business, if any, may be. In addition, increased scrutiny by the United States Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidate or additional pricing pressures.

Coverage and adequate reimbursement may not be available for our product candidates, which could make it difficult for us to sell it profitably, if approved.

Market acceptance and sales of any approved product that we develop will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors, including government health administration authorities and private health insurers. There is no assurance that any of our product candidates, if approved, would achieve adequate coverage and reimbursement levels.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Third-party payors decide which drugs they will pay for and establish reimbursement levels. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any product candidates that we develop through approval will be made on a plan-by-plan basis. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and adequate reimbursement for the product. Additionally, a third-party payor’s decision to provide coverage for a drug does not imply that an adequate reimbursement rate will be approved. Each plan determines whether or not it will provide coverage for a drug, what amount it will pay the manufacturer for the drug, on what tier of its formulary the drug will be placed and whether to require step therapy. The position of a drug on a formulary generally determines the co-payment that a patient will need to make to obtain the drug and can strongly influence the adoption of a drug by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Further, from time to time, typically on an annual basis, payment rates are updated and revised by third-party payors. Such updates could impact the demand for our products, to the extent that patients who are prescribed our products, if approved, are not separately reimbursed for the cost of the product.

The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payor will pay for the product. Even if we do obtain adequate levels of reimbursement, third-party payors, such as government or private healthcare insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for, products. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Increasingly, third-party payors are requiring that pharmaceutical companies provide them with predetermined discounts from list prices and are challenging the prices charged for products. We may also be required to conduct expensive pharmacoeconomic studies to justify the coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Inadequate coverage or reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize any product candidates that we develop.

Additionally, there have been a number of legislative and regulatory proposals to change the healthcare system in the United States and in some foreign jurisdictions that could affect our ability to sell any future drugs profitably. There can be no assurance that any of our product candidates, if approved, will be considered medically reasonable and necessary, that they will be considered cost-effective by third-party payors, that coverage or an adequate level of reimbursement will be available, or that reimbursement policies and practices in the United States and in foreign countries where our products are sold will not harm our ability to sell our product candidates profitably, if they are approved for sale.

Risks Related to Our Dependence on Third Parties

We do not have our own manufacturing capabilities and will rely on third parties to produce clinical supplies and commercial supplies of our product candidates.

We do not own or operate, and we do not have current plans to own or operate, facilities for product manufacturing, storage and distribution or testing. Pursuant to our clinical manufacturing and supply agreement with GSK, GSK has agreed to provide us with an existing supply of tapinarof drug product and drug substance as well as additional supply of tapinarof drug product for clinical trials, which we may only utilize in preclinical and clinical work. If GSK fails to fulfill its continuing obligations under this agreement or if GSK terminates their obligations to assist us early, our development of tapinarof could be significantly delayed or otherwise harmed.

In addition, we and GSK entered into a letter agreement pursuant to which GSK agreed to undertake certain capital improvements at GSK’s manufacturing site in Cork, Ireland to support manufacturing and supply obligations of tapinarof to us, such expenditures to be reimbursed by us on a monthly basis. Further, as required under the asset purchase agreement between DSG and GSK, or the GSK Agreement, we and GSK intend to enter into a commercial manufacturing and supply agreement, or the Commercial Supply Agreement, pursuant to which we will obtain tapinarof drug product and drug substance from GSK. Under the Commercial Supply Agreement, GSK will provide development services to prepare for the manufacture and supply of tapinarof at commercial scale. As specified in the GSK Agreement, we will obtain commercial supply of tapinarof drug product on a cost plus basis under the Commercial Supply Agreement. If we are unable to enforce such letter agreement or the commercial manufacturing and supply agreement, when entered, if GSK does not fulfill their terms under such agreements or we experience delays in such improvements, our ability to supply tapinarof for our clinical trials and clinical development of tapinarof or upon commercialization of tapinarof, if approved, may be harmed. For each of our other product candidates, we obtain supply of drug product for clinical trials and development from various CMOs pursuant to statements of work under master service agreements that we maintain with RSG. If we are unable to initiate or continue our relationship with one or more of third-party contractors, including after any termination of our supply arrangements with RSG, we could experience delays in our development efforts as we locate and qualify new manufacturers.

Third-party vendors may be difficult to identify for our product candidate process and formulation development and manufacturing due to special capabilities required, and they may not be able to meet our quality standards. Any significant delay in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. If our manufacturers or we are unable to purchase these raw materials after regulatory approval has been obtained for our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenue from the sale of our product candidates.

The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA pursuant to inspections that will be conducted after we submit our NDA to the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with cGMP requirements for manufacture of drug products. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or comparable foreign regulatory authorities, we will not be able to secure or maintain regulatory approval for our product candidates. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or comparable foreign regulatory authorities do not approve these facilities for the manufacture of our product candidates or if they withdraw any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Further, our reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including:

∎	failure of the drug substance transferred from GSK to meet our product specifications and quality requirements;

∎	inability to meet our product specifications and quality requirements consistently;

∎	delay or inability to procure or expand sufficient manufacturing capacity;

∎	manufacturing and product quality issues related to scale-up of manufacturing;

∎	costs and validation of new equipment and facilities required for scale-up;

∎	failure to comply with applicable laws, regulations and standards, including cGMP and similar foreign standards;

∎	deficient or improper record-keeping;

∎	inability to negotiate manufacturing agreements with third parties under commercially reasonable terms;

∎	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;

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reliance on a limited number of sources, and in some cases, single sources for product components, such that if we are unable to secure a sufficient supply of these product components, we will be unable to manufacture and sell any of our product candidates, if approved, in a timely fashion, in sufficient quantities or under acceptable terms;

∎	lack of qualified backup suppliers for those components that are currently purchased from a sole or single source supplier;

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operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier or other regulatory sanctions related to the manufacture of another company’s products;

∎	carrier disruptions or increased costs that are beyond our control; and

∎	failure to deliver our products under specified storage conditions and in a timely manner.

Any of these events could lead to clinical trial delays, cost overruns, delay or failure to obtain regulatory approval or impact our ability to successfully commercialize our product candidates, if approved, as well as potential product liability litigation, product recalls or product withdrawals. Some of these events could be the basis for FDA or other regulatory authority action, including injunction, recall, seizure, or total or partial suspension of production of our product candidates.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. Such changes may also require additional testing, FDA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commence sales and generate revenue.

We are reliant on third parties to conduct, supervise and monitor our clinical trials, and if those third parties perform in an unsatisfactory manner or fail to comply with applicable requirements, it may harm our business.

We currently do not have the ability to independently conduct nonclinical studies that comply with Good Laboratory Practice, or GLP, requirements. We also do not currently have the ability to independently conduct any clinical trials. We rely exclusively on CROs and clinical trial sites, which need to comply with GCP, to ensure the proper and timely conduct of our clinical trials, and we have limited influence over their actual performance.

We rely upon CROs to monitor and manage data for our clinical programs, as well as for the execution of nonclinical studies. We control only certain aspects of our CROs’ activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our CROs are required to comply with GLP and GCP regulations and guidelines enforced by the FDA, and are also required by the competent authorities of the member states of the European Economic Area and other comparable foreign regulatory authorities to comply with the International Council for Harmonization guidelines for any of our product candidates that are in nonclinical and clinical development. The regulatory authorities enforce GCP regulations through periodic inspections of trial sponsors, principal investigators and clinical trial sites. Although we rely on CROs to conduct our GLP-compliant nonclinical studies and GCP-compliant clinical trials, we remain responsible for ensuring that each of our GLP nonclinical studies and GCP clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities. If we or our CROs fail to comply with GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may reject our marketing applications or require us to perform additional clinical trials before approving our marketing applications. Accordingly, if we or our CROs fail to comply with these regulations or other applicable laws, regulations or standards, or fail to recruit a sufficient number of subjects, we may be required to repeat clinical trials, which would delay the relevant regulatory approval process. Failure by our CROs to properly execute study protocols in accordance with applicable law could also create product liability and healthcare regulatory risks for us as sponsors of those studies.

While we will have agreements governing their activities, our CROs are not our employees, and we will not control whether or not they devote sufficient time and resources to our future clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities, which could harm our competitive position. We face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by CROs, which may reduce our trade secret and intellectual property protection and allow our potential competitors to access and exploit our proprietary technology. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our (or their own) clinical protocols or regulatory requirements or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize any product candidate that we develop. As a result, our financial results and the commercial prospects for any product candidate that we develop could be harmed, our costs could increase and our ability to generate revenue could be delayed.

If our relationships with these CROs terminate, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms or in a timely manner. Switching or adding additional CROs involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can adversely impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have an adverse impact on our business, financial condition and prospects.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely, and will continue to rely, upon a combination of patents, trademarks, trade secret protection and confidentiality agreements with employees, consultants, collaborators, advisors and other third parties to protect the intellectual property related to our current and future drug development programs and product candidates. Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our technology and product candidates. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our current and future drug development programs and product candidates, successfully defend our intellectual property rights against third-party challenges and successfully enforce our intellectual property rights to prevent third-party infringement. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may choose not to seek patent protection for certain innovations or products and may choose not to pursue patent protection in certain jurisdictions, and under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope and, in any event, any patent protection we obtain may be limited. As a result, some of our product candidates are not, and in the future may not be, protected by patents. We generally apply for patents in those countries where we intend to make, have made, use, offer for sale, or sell products and where we assess the risk of infringement to justify the cost of seeking patent protection. However, we do not seek protection in all countries where we intend to sell products and we may not accurately predict all the countries where patent protection would ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. The patent applications that we own or in-license may fail to result in issued patents with claims that cover any of our product candidates in the United States or in other foreign countries. We may also inadvertently make statements to regulatory agencies during the regulatory approval process that may be inconsistent with positions that have been taken during prosecution of our patents, which may result in such patents being narrowed, invalidated or held unenforceable.

The patents and patent applications that we own or in-license may fail to result in issued patents with claims that protect any of our product candidates in the United States or in other foreign countries. We cannot guarantee any current or future patents will provide us with any meaningful protection or competitive advantage. For example, any issued patents might not cover the pharmaceutical composition or topical formulations of the product candidates that are ultimately commercialized. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from issuing from a pending patent application, or be used to invalidate a patent. The examination process may require us to narrow our claims, which may limit the scope of patent protection that we may obtain. Even if patents do successfully issue based on our patent applications, and even if such patents cover our product candidates, uses of our product candidates, or other aspects related to our product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable, any of which could limit our ability to prevent competitors and other third parties from developing and marketing similar products or limit the length of terms of patent protection we may have for our products and technologies. Other companies may also design around technologies we have patented, licensed or developed. In addition, the issuance of a patent does not give us the right to practice the patented invention. Any successful opposition to these patents or any other patents owned by or licensed to us in the future could deprive us of rights necessary for the successful commercialization of any of our product candidates, if approved. Third parties may have blocking patents that could prevent us from marketing our products or practicing our own patented technology. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced. If any of our patents are challenged, invalidated, circumvented by third parties or otherwise limited or expire prior to the commercialization of our products, and if we do not own or have exclusive rights to other enforceable patents protecting our products or other technologies, competitors and other third parties could market products and use processes that are substantially similar to, or superior to, ours and our business would suffer.

If the patent applications we hold or have in-licensed with respect to our development programs and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for any of our product candidates, it could dissuade companies from collaborating with us to develop product candidates, and threaten our ability to commercialize, future products. Our pending applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any such outcome could harm our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. The standards that the U.S. Patent and Trademark Office, or the USPTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. Publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Patent reform legislation in the United States, including the Leahy-Smith America Invents Act, or the Leahy-Smith Act, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act was signed into law on September 16, 2011 and includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. After March 15, 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications, our ability to obtain future patents, and the enforcement or defense of our issued patents, all of which could harm our business, financial condition, results of operations and prospects.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our owned or licensed patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Moreover, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

We do not have patent rights in certain foreign countries in which a market may exist. Moreover, in foreign jurisdictions where we do have patent rights, proceedings to enforce such rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing. Additionally, such proceedings could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling in foreign countries products and services that are the same as or similar to our products and services, and our competitive position in the international market would be harmed.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We do not have rights to protect or enforce intellectual property rights in China, its territories or South Korea.

We do not have rights to develop, manufacture, use or commercialize lotamilast, cerdulatinib or DMVT-503 or file or enforce patents relating to these assets in China, including Hong Kong, Macau or Taiwan, or South Korea, as such rights have been assigned to an affiliate, Sinovant Sciences HK Limited, or Sinovant, which is an affiliate of RSL. Further, we do not have rights to develop, manufacture, use or commercialize DMVT-504 or file or enforce patents relating to DMVT-504 in (1) South Korea and the Democratic People’s Republic of Korea, as such rights were retained by TheraVida, or (2) China, including Hong Kong, Macau or Taiwan, as such rights have been assigned to Sinovant. In addition, we do not have rights to develop, manufacture, use or commercialize tapinarof or file or enforce patents relating to tapinarof in China, including Hong Kong, Macau or Taiwan, as such rights were retained by Welichem. One or more third parties may challenge the current patents, or patents that may issue in the future, in China, its territories or South Korea where Sinovant has the right to defend and enforce such patents. TheraVida, Welichem or Sinovant may not coordinate the defense and enforcement of such patents with us, which could impair our ability to defend or enforce corresponding patents in other jurisdictions.

We have limited intellectual property rights relating to lotamilast and cerdulatinib outside of our field of use.

Under the assignment agreement with RSG for lotamilast, we must cooperate with RSG in the filing, prosecution, maintenance or patent proceedings with respect to any licensed patents, joint patents or RSG owned patents that relate to lotamilast and fall within both of our assigned fields of use, where (i) our field of use covers topical application to the skin (except ophthalmic or pulmonary methods of administration) for any indication as well as any dermatologic indication, and (ii) RSG’s field of use is anything outside of our field of use. If we and RSG cannot agree on a decision with respect to the filing, prosecution, maintenance or patent proceeding related to such patents or patent applications, RSG has the right to make the final decision. We control the filing, prosecution, maintenance and patent proceedings with respect to any licensed patents, joint patents or RSG owned patents that relate to lotamilast and falls solely within our assigned fields of use. We do not have the right to enforce any licensed patents, joint patents or RSG owned patents that relate to lotamilast and fall within both of our assigned fields of use or that fall solely outside of our field of use, unless we first consult with RSG on any such enforcement action. We have the right to enforce any lotamilast-related licensed patents that relate solely to our assigned field of use or where the alleged infringement pertains solely to our field of use. In addition, under the Portola License Agreement, we have no rights to prosecute any patents owned by and licensed to us by Portola unless Portola elects to cease the prosecution or maintenance of such patent. Further we only have the right to enforce patents owned by and licensed to us by Portola in respect of specified third party infringements within our licensed field of use, and only then if the claims of such patents are not directed solely to the composition of matter of cerdulatinib.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. For example, while the USPTO has issued the patent covering claims directed to the topical formulation of tapinarof with a natural expiration date in 2036, the patent family directed to the method of using tapinarof to treat psoriasis and atopic dermatitis has a natural expiration date of 2020 in the United States and in foreign jurisdictions, subject to any extension of patent term that may be available in a particular jurisdiction, which may never be obtained. The patent family directed to the method of using tapinarof to treat psoriasis and atopic dermatitis will not be eligible for PTE because its natural expiration date is expected to occur prior to our planned first submission of an NDA for tapinarof. As a result, following the natural expiration of such method-of-use patent for tapinarof in 2020, we will only have patent protection for tapinarof through our formulation patent, which may not provide adequate protection from competitive products developed by 505(b)(2) NDA or 505(j) applicants compared to the broader protection afforded by the method-of-use patent. Competitors may be able to design around the formulation covered by our formulation patent. One or more competitors may circumvent this patent by filing a marketing application with the FDA under Sections 505(b)(2) or 505(j) of the Federal Food, Drug and Cosmetic Act for a competitive drug containing the active moiety in tapinarof and successfully challenging the validity of the formulation patent or successfully designing around the formulation patent. In addition, any successful challenge via Inter Partes Review or Post-Grant Review before listing of the formulation patent in the Orange Book will result in the loss of the automatic 30-month stay of FDA approval upon the filing of a 505(b)(2) or 505(j) application. Any successful challenge against the formulation patent could result in a generic version of tapinarof being commercialized before the expiration of the formulation patent. If our formulation patent is successfully challenged or designed around, our business, results of operations, financial condition and prospects would be harmed.

Provisional applications directed to topical formulations containing DMVT-503 are currently pending in the United States and if pursued and issued, would have a natural expiration date of 2039. The patent family directed to the composition of matter of DMVT-503 has a natural expiration date of 2028 in the United States and in foreign jurisdictions, subject to any extension of patent term that may be available in a particular jurisdiction, which may never be obtained. The patent family directed to cerdulatinib as a composition of matter has a natural expiration date of 2029. The patent family directed to the composition of matter of lotamilast has a natural expiration date of 2030 in the United States and 2027 in foreign jurisdictions, subject to any extension of patent term that may be available in a particular jurisdiction, which may never be obtained. The patent family related to topical formulations containing lotamilast, has a natural expiration date of 2037, if issued, and is currently pending in the United States and in foreign jurisdictions. Provisional applications directed to other topical formulations containing lotamilast are currently pending in the United States and if pursued, would have a natural expiration date of 2038. The patent families directed to pharmaceutical compositions of DMVT-504 have a natural expiration date of 2026 and 2031 in the United States and in foreign jurisdictions, subject to any extension of patent term that may be available in a particular jurisdiction, which may never be obtained. The patent family related to the methods of treating primary focal hyperhidrosis with DMVT-504, has a natural expiration date of 2036, if issued, and is currently pending in the United States and in foreign jurisdictions, but may not ultimately be issued. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain protection under the Hatch-Waxman Amendments by extending the patent term, our business may be harmed.

Our commercial success will largely depend on our ability to obtain and maintain patent and other intellectual property in the United States and other countries with respect to our proprietary technology, drug candidates and our target indications. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting our drug candidates might expire before or shortly after such candidates begin to be commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we are prosecuting patents.

Depending upon the timing, duration and specifics of FDA marketing approval of our drug candidates, one or more of our U.S. patents may be eligible for limited patent term extension, or PTE, under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years beyond the normal expiration of the patent as compensation for patent term lost during development and the FDA regulatory review process, which is limited to the approved indication (and potentially additional indications approved during the period of extension) covered by the patent. This extension is limited to only one patent that covers the approved product, the approved use of the product, or a method of manufacturing the product. However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. We may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time-period or the scope of patent protection afforded could be less than we request. Even if we are able to obtain an extension, the patent term may still expire before or shortly after we receive FDA marketing approval.

If we are unable to extend the expiration date of our existing patents or obtain new patents with longer expiry dates, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data to obtain approval of competing products following our patent expiration and launch their product earlier than might otherwise be the case.

If we do not obtain protection under the Hatch-Waxman Amendments by obtaining data exclusivity, our business may be harmed.

Our commercial success will largely depend on our ability to obtain and market exclusivity in the United States and other countries with respect to our drug candidates and their target indications. Depending upon the timing, duration and specifics of FDA marketing approval of our drug candidates, certain of our product candidates may be eligible for marketing exclusivity. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity, or NCE. A drug is an NCE if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. If market exclusivity is granted for an NCE, during the exclusivity period, the FDA may not accept for review or approve an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed in the FDA’s publication Approved Drug Products with Therapeutic Equivalence Evaluations, which we refer to as the Orange Book, with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages, dosage forms or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and prohibits the FDA from approving an ANDA, or a 505(b)(2) NDA submitted by another company with overlapping conditions associated with the new clinical investigations for the three-year period. Clinical investigation exclusivity does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of an NDA for the same drug. However, an applicant submitting an NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

If we are unable to obtain such marketing exclusivity for our product candidates, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data to obtain approval of competing products and launch their product earlier than might otherwise be the case.

The validity, scope and enforceability of any patents listed in the Orange Book that cover our product candidates can be challenged by third parties.

If one of our product candidates is approved by the FDA, one or more third parties may challenge the current patents, or patents that may issue in the future, within our portfolio which could result in the invalidation of, or render unenforceable, some or all of the relevant patent claims or a finding of non-infringement. For example, if a third party files an application under Section 505(b)(2) or an ANDA for a generic drug containing any of our product candidates, including tapinarof (which, following the natural expiration of our method of use patent family, will be protected only by our formulation patent), and relies in whole or in part on studies conducted by or for us, the third party will be required to certify to the FDA that either: (1) there is no patent information listed in the Orange Book with respect to our NDA for the applicable approved drug candidate; (2) the patents listed in the Orange Book have expired; (3) the listed patents have not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patents are invalid or will not be infringed by the manufacture, use or sale of the third party’s generic drug. A certification that the new drug will not infringe the Orange Book-listed patents for the applicable approved drug candidate, or that such patents are invalid, is called a paragraph IV certification. If the third party submits a paragraph IV certification to the FDA, a notice of the paragraph IV certification must also be sent to us once the third party’s ANDA is accepted for filing by the FDA. We may then initiate a lawsuit to defend the patents identified in the notice. The filing of a patent infringement lawsuit within 45 days of receipt of the notice automatically prevents the FDA from approving the third party’s ANDA until the earliest of 30 months or the date on which the patent expires, the lawsuit is settled, or the court reaches a decision in the infringement lawsuit in favor of the third party. If we do not file a patent infringement lawsuit within the required 45-day period, the third party’s ANDA will not be subject to the 30-month stay of FDA approval.

Moreover, a third party may challenge the current patents, or patents that may issue in the future, within our portfolio which could result in the invalidation of some or all of the patents that might otherwise be eligible for listing in the Orange Book for one of our products. If a third party successfully challenges all of the patents that might otherwise be eligible for listing in the Orange Book for one of our products, we will not be entitled to the 30-month stay of FDA approval upon the filing of an ANDA for a generic drug containing any of our product candidates, and relies in whole or in part on studies conducted by or for us.

Litigation or other proceedings to enforce or defend intellectual property rights are often very complex in nature, may be very expensive and time-consuming, may divert our management’s attention from our core business, and may result in unfavorable results that could limit our ability to prevent third parties from competing with our drug candidates.

If we fail to comply with our obligations under any license, collaboration or other agreements, we may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting our product candidates.

We have licensed or acquired certain intellectual property rights covering our current product candidates from a number of third parties, including GSK, AstraZeneca, TheraVida, Portola and Eisai. We are heavily dependent on our agreements with such third parties for our current product candidates. If, for any reason, one or more of our agreements with such third parties is terminated or we otherwise lose those rights, it could harm our business. Our license and other agreements impose, and any future collaboration agreements or license agreements we enter into are likely to impose various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement or other obligations on us. If we breach any material obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology, or having to negotiate new or reinstated licenses on less favorable terms, or enable a competitor to gain access to the licensed technology.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and other foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering any of our product candidates, our competitors might be able to enter the market earlier than anticipated, which would harm our business.

We may need to license intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.

A third party may hold intellectual property, including patent rights, that are important or necessary to the development of our product candidates. It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our drug candidates, in which case we would be required to obtain a license from these third parties on commercially reasonable terms. Such a license may not be available, or it may not be available on commercially reasonable terms, in which case our business would be harmed.

The risks described elsewhere pertaining to our intellectual property rights also apply to the intellectual property rights that we in-license, and any failure by us or our licensors to obtain, maintain, defend and enforce these rights could harm our business. In some cases we may not have control over the prosecution, maintenance or enforcement of the patents that we license, and may not have sufficient ability to provide input into the patent prosecution, maintenance and defense process with respect to such patents, and our licensors may fail to take the steps that we believe are necessary or desirable in order to obtain, maintain, defend and enforce the licensed patents.

Third-party claims or litigation alleging infringement of patents or other proprietary rights, or seeking to invalidate patents or other proprietary rights, may delay or prevent the development and commercialization of any of our product candidates.

Our commercial success depends in part on our avoiding infringement and other violations of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, derivation and administrative law proceedings, inter partes review and post-grant review before the USPTO, as well as oppositions and similar processes in foreign jurisdictions. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our product candidates or other business activities may be subject to claims of infringement of the patent and other proprietary rights of third parties. Third parties may assert that we are infringing their patents or employing their proprietary technology without authorization.

There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patent was to be held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patent may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all. In addition, we may be subject to claims that we are infringing other intellectual property rights, such as trademarks or copyrights, or misappropriating the trade secrets of others, and to the extent that our employees, consultants or contractors use intellectual property or proprietary information owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For example, we are aware of a third party with pending patent applications in the United States, and Europe, which, if issued, would naturally expire in 2030 that describe methods of decreasing a side effect induced by a muscarinic activator in a patient comprising administering to the patient a muscarinic inhibitor that could potentially be relevant to DMVT-504. We are also aware of a third party with a pending patent application in the United States, which if issued, would naturally expire in 2035, that describes a method of treating a disease of the skin comprising administering a DGAT1 inhibitor, such as DMVT-503.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful infringement or other intellectual property claim against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our affected products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity, adversely impact prospective customers, cause product shipment delays, or prohibit us from manufacturing, marketing or otherwise commercializing our products, services and technology. Any uncertainties resulting from the initiation and continuation of any litigation could adversely impact our ability to raise additional funds or otherwise harm our business, results of operation, financial condition or cash flows.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments, which could adversely impact the price of our common shares. If securities analysts or investors perceive these results to be negative, it could adversely impact the price of our common shares. The occurrence of any of these events may harm our business, results of operation, financial condition or cash flows.

We cannot provide any assurances that third-party patents do not exist which might be enforced against our drugs or product candidates, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties or other forms of compensation to third parties.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might harm our ability to develop and market our products.

We cannot guarantee that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is or may be relevant to or necessary for the commercialization of our product candidates in any jurisdiction. Patent applications in the United States and elsewhere are not published until approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. In addition, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Therefore, patent applications covering our products could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our products.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our products that are held to be infringing. We might, if possible, also be forced to redesign products or services so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

We may become involved in lawsuits to protect or enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors may infringe or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. As a result, we cannot predict with certainty how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court. Further, even if we prevail against an infringer in U.S. district court, there is always the risk that the infringer will file an appeal and the district court judgment will be overturned at the appeals court and/or that an adverse decision will be issued by the appeals court relating to the validity or enforceability of our patents. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing. The initiation of a claim against a third party may also cause the third party to bring counter claims against us such as claims asserting that our patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of written description or statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we have licensed, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.

We may not be able to detect or prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Our business could be harmed if in litigation the prevailing party does not offer us a license on commercially reasonable terms. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could harm the price of our common shares.

Because the patents we own are owned by our wholly-owned subsidiary, DSG, we may not be in a position to obtain a permanent injunction against a third party that is found to infringe our patents.

Any patents that we own are assigned to our wholly-owned subsidiary, DSG. If a third party is found to be infringing such patents, we may not be able to permanently enjoin the third party from making, using or selling the infringing product or activity for the remaining life of such patent in the United States or foreign jurisdictions because the patent is assigned to our wholly-owned subsidiary, DSG, which is not the entity that would be commercializing a potentially competitive product or service.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our shareholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

The United States has recently enacted and implemented wide-ranging patent reform legislation. In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and pending patent applications. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by United States and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future. The United States federal government retains certain rights in inventions produced with its financial assistance under the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself.

We may not be able to protect our intellectual property rights throughout the world, which could impair our business.

Filing, prosecuting and defending patents covering any of our product candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain patent protection, but where patent enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. We do not have patent rights in certain foreign countries in which a market may exist. Moreover, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. Additionally, such proceedings could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling in foreign countries products and services that are the same as or similar to our products and services, and our competitive position in the international market would be harmed.

Many countries, including European Union countries, India, Japan and China, have compulsory licensing laws under which a patent owner may be compelled under specified circumstances to grant licenses to third parties. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we expect to rely on third parties to manufacture our product candidates, and we expect to continue to collaborate with third parties on the development of our product candidates, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Further, adequate remedies may not exist in the event of unauthorized use or disclosure. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may harm our business and results of operations.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. Policing unauthorized use of our or our licensors’ intellectual property is difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use. Moreover, enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

We may be subject to claims that our licensors, employees, consultants, independent contractors or we have wrongfully used or disclosed confidential information of their former employers or other third parties.

We do and may employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our licensors, competitors or potential competitors. Although we seek to protect our ownership of intellectual property rights by ensuring that our agreements with our employees, collaborators and other third parties with whom we do business include provisions requiring such parties to assign rights in inventions to us and to not use the confidential information of their former employer, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or product candidates. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees. Moreover, any such litigation or the threat thereof may harm our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would harm our business, results of operations and financial condition.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. We are still in the process of obtaining certain assignments for some of our owned, acquired and licensed patents and patent applications.

If we or our licensors fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we and our licensors are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities, and have a harmful effect on the success of our business.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could adversely impact the price of our common shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials and internal research programs, or in-license needed technology or other product candidates. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including compromising our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development collaborations that would help us commercialize our product candidates, if approved.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Any trademarks we have obtained or may obtain may be infringed or successfully challenged, resulting in harm to our business.

We expect to rely on trademarks as one means to distinguish any of our drug candidates that are approved for marketing from the products of our competitors. Once we select new trademarks and apply to register them, our trademark applications may not be approved. Third parties may oppose or attempt to cancel our trademark applications or trademarks, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our drugs, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks and we may not have adequate resources to enforce our trademarks. If we attempt to enforce our trademarks and assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Our intellectual property agreements with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology.

Certain provisions in our intellectual property agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could affect the scope of our rights to the relevant intellectual property or technology, or affect financial or other obligations under the relevant agreement, either of which could harm our business, financial condition, results of operations and prospects.

We may not be successful in obtaining necessary intellectual property rights to future products through acquisitions and in-licenses.

We may seek to acquire or in-license technologies to grow our product offerings and technology portfolio. However, we may be unable to acquire or in-license intellectual property rights relating to, or necessary for, any such product candidates or technology from third parties on commercially reasonable terms or at all. In that event, we may be unable to develop or commercialize such products or technology. We may also be unable to identify products or technology that we believe are an appropriate strategic fit for our company and protect intellectual property relating to, or necessary for, such product candidates and technology.

The in-licensing and acquisition of third-party intellectual property rights for product candidates is a competitive area, and a number of more established companies are also pursuing strategies to in-license or acquire third-party intellectual property rights for products that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Furthermore, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. If we are unable to successfully obtain rights to additional technologies or products, our business, financial condition, results of operations and prospects for growth could suffer.

In addition, we expect that competition for the in-licensing or acquisition of third-party intellectual property rights for product candidates and technologies that are attractive to us may increase in the future, which may mean fewer suitable opportunities for us as well as higher acquisition or licensing costs. We may be unable to in-license or acquire the third-party intellectual property rights for products or technology on terms that would allow us to make an appropriate return on our investment.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

Once granted, patents may remain open to invalidity challenges including opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked, or may lose the allowed or granted claims altogether.

In addition, the degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

∎	others may be able to make formulations or compositions that are the same as or similar to our product candidates, but that are not covered by the claims of the patents that we own;

∎	others may be able to make product that is similar to product candidates we intend to commercialize that is not covered by the patents that we exclusively licensed and have the right to enforce;

∎

we, our licensor or any collaborators might not have been the first to make or reduce to practice the inventions covered by the issued patents or pending patent applications that we own or have exclusively licensed;

∎	we or our licensor or any collaborators might not have been the first to file patent applications covering certain of our inventions;

∎	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

∎	it is possible that our pending patent applications will not lead to issued patents;

∎	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

∎

our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets; and we may not develop additional proprietary technologies that are patentable;

∎	third parties performing manufacturing or testing for us using our products or technologies could use the intellectual property of others without obtaining a proper license;

∎	parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights over that intellectual property;

∎	we may not develop or in-license additional proprietary technologies that are patentable;

∎	we may not be able to obtain and maintain necessary licenses on commercially reasonable terms, or at all; and

∎	the patents of others may harm our business.

Should any of these events occur, they could significantly harm our business and results of operations.

All of the assets (including intellectual property rights) relating to tapinarof and related compounds that we purchased from GSK are subject to a first-priority lien in favor of NovaQuest under a security agreement entered into in connection with the NovaQuest Agreement. The foreclosure on such intellectual property or exercise of other remedies available to NovaQuest under the NovaQuest Agreement could harm our business operations and our future prospects.

All of the assets (including intellectual property rights) relating to tapinarof and related compounds that we purchased from GSK are subject to a first-priority lien in favor of NovaQuest under a security agreement entered into in connection with the NovaQuest Agreement. There can be no assurance that we will remain in compliance with our obligations under the NovaQuest Agreement, including making required milestone and other periodic payments under the NovaQuest Agreement. In the event of foreclosure or exercise of other remedies by NovaQuest under such agreement on the assets (including such intellectual property) pledged to NovaQuest, our ability to use and develop tapinarof and related compounds purchased from GSK as well as our business operations and future prospects will be harmed.

Risks Related to this Offering and Our Common Shares

No public market for our common shares currently exists, and a public market may not develop or be liquid enough for you to sell your shares quickly or at market price.

Prior to this offering, there has not been a public market for our common shares. If an active trading market for our common shares does not develop following this offering, you may not be able to sell your shares quickly or at the market price. An inactive market may also impair our ability to raise capital to continue to fund operations by selling common shares and may impair our ability to acquire other companies or technologies by using our common shares as consideration. The initial public offering price of our common shares has been determined by negotiations between us and representatives of the underwriters, and it may not be indicative of the market prices of our common shares that will prevail in the trading market.

In addition, our common shares are held by a relatively small number of holders. Our officers and directors have the potential to acquire shares through any equity awards granted to them, subject to vesting conditions. Consequently, our common shares may have a limited public float and low average daily trading volume, which could affect a holder’s ability to sell common shares or the price at which they can be sold. In addition, future sales of substantial amounts of our common shares in the public market by those larger holders, or the perception that these sales could occur, may adversely impact the market price of our common shares and our shares could be difficult for a holder to liquidate.

The market price of our common shares is likely to be highly volatile, and you may lose some or all of your investment.

The market price of our common shares is likely to be highly volatile and may be subject to wide fluctuations in response to a variety of factors, including the following:

∎	any delay in the commencement, enrollment and ultimate completion of our clinical trials;

∎	results of clinical trials of our product candidates or those of our competitors;

∎

any delay in filing an NDA or similar application for any of our product candidates and any adverse development or perceived adverse development with respect to the FDA or other regulatory authority’s review of that NDA or similar application, as the case may be;

∎	failure to successfully develop and commercialize any of our product candidates;

∎	inability to obtain additional funding;

∎	regulatory or legal developments in the United States or other countries or jurisdictions applicable to any of our product candidates;

∎	adverse regulatory decisions;

∎	changes in the structure of healthcare payment systems;

∎	inability to obtain adequate product supply for any of our product candidates, or the inability to do so at acceptable prices;

∎	introduction of new products, services or technologies by our competitors;

∎	failure to meet or exceed financial projections we provide to the public;

∎	failure to meet or exceed the estimates and projections of the investment community;

∎	changes in the market valuations of similar companies;

∎	market conditions in the pharmaceutical and biotechnology sectors and the issuance of new or changed securities analysts’ reports or recommendations;

∎	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

∎	variations in our financial results or the financial results of companies that are perceived to be similar to us;

∎	changes in estimates of financial results or investment recommendations by securities analysts;

∎

significant lawsuits, including patent or shareholder litigation and disputes or other developments relating to our proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

∎	additions or departures of key scientific or management personnel;

∎	short sales of our common shares;

∎	sales of a substantial number of shares of our common shares in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares;

∎	sales or purchases of our common shares by our Section 16 officers;

∎	sales of our common shares by us or our shareholders in the future;

∎	negative coverage in the media or analyst reports, whether accurate or not;

∎	issuance of subpoenas or investigative demands, or the public fact of an investigation by a government agency, whether meritorious or not;

∎	size of our public float;

∎	trading liquidity of our common shares;

∎	investors’ general perception of our company and our business;

∎	general economic, industry and market conditions; and

∎	the other factors described in this “Risk Factors” section.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of our common shares, regardless of our actual operating performance. The market price of our common shares may decline below the initial public offering price, and you may lose some or all of your investment.

Volatility in our share price could subject us to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We will be a “controlled company” within the meaning of the applicable Nasdaq listing rules and, as a result, will qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon the closing of this offering, RSL will continue to control a majority of the voting power of our outstanding common shares. As a result, we will be a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” In addition, for so long as the RSL designated directors control all matters presented to our board of directors for a vote, we will be a “controlled company.” For so long as we remain a “controlled company,” we may elect not to comply with certain corporate governance requirements, including the requirements:

∎	that a majority of the board of directors consists of independent directors;

∎	for an annual performance evaluation of the nominating and corporate governance and compensation committees;

∎	that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

∎	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

We intend to use these exemptions upon the closing of this offering and we may continue to use all or some of these exemptions in the future. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

RSL will continue to own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval.

RSL is currently our sole shareholder, and after this offering is completed, we will continue to be controlled by RSL. Upon the closing of this offering, RSL will beneficially own approximately            % of the voting power of our outstanding common shares, or approximately            % if the underwriters exercise in full their option to purchase additional common shares. Therefore, even after this offering, RSL will have the ability to substantially influence us and exert significant control through this ownership position. For example, RSL and its shareholders may be able to control elections of directors, issuance of equity, including to our employees under equity incentive plans, amendments of our organizational documents, or approval of any merger, amalgamation, sale of assets or other major corporate transaction. RSL’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. Further, RSL is a privately held company whose ownership and governance structure is not transparent to our other shareholders. There may be changes to the management or ownership of RSL that could impact RSL’s interests in a way that may not coincide with our corporate interests or the interests of other shareholders. So long as RSL continues to own a significant amount of our equity, it will continue to be able to strongly influence and effectively control our decisions.

RSL has the right to appoint two directors to our board of directors, each of whom has three votes.

RSL has the right to appoint two directors to our board of directors, each of whom has three votes on all matters presented to the board of directors. All other directors have one vote on all matters presented to the board of directors. While the directors appointed by RSL are obligated to act in accordance with applicable fiduciary duties, they may have equity or other interests in RSL and, accordingly, their interests may be aligned with RSL’s interests, which may not always coincide with our corporate interests or the interests of our other shareholders. Upon the closing of this offering, the two directors appointed by RSL will be able to determine the outcome of all matters presented to the board of directors.

Our organizational and ownership structure may create significant conflicts of interests.

Our organizational and ownership structure involves a number of relationships that may give rise to certain conflicts of interest between us and minority holders of our common shares, on the one hand, and RSL and its shareholders, on the other hand. Certain of our directors and employees have equity interests in RSL and, accordingly, their interests may be aligned with RSL’s interests, which may not always coincide with our corporate interests or the interests of our other shareholders. Further, our other shareholders may not have visibility into the RSL ownership of any of our directors or officers, which may change at any time through acquisition, disposition, dilution, or otherwise. Any change in our directors’ or officers’ RSL ownership could impact the interests of those holders.

In addition, we are party to certain related party agreements with RSL, RSI and RSG. These entities and their shareholders, including certain of our directors and employees, may have interests which differ from our interests or those of the minority holders of our common shares. Any material transaction between us and RSL, RSI, RSG or any other subsidiary of RSL is subject to our related party transaction policy, which requires prior approval of such transaction by our audit committee. To the extent we fail to appropriately deal with any such conflicts of interests, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could harm our business, financial condition, results of operations, and cash flows.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our common shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If our financial performance fails to meet analyst estimates or one or more of the analysts who cover us downgrade our common shares or change their opinion of our common shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Because we do not anticipate paying any cash dividends on our common shares in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

We have never declared or paid any cash dividends on our common shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. As a result, capital appreciation, if any, of our common shares would be your sole source of gain on an investment in our common shares for the foreseeable future. Additionally, we are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common shares and make other payments. See the section titled “Dividend Policy” for additional information.

Our management will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and our shareholders will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our failure to apply the net proceeds of this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

Future sales of our common shares may depress our share price.

After this offering, based on the 101,960,784 common shares outstanding as of December 31, 2018, there will be                 common shares outstanding, assuming no exercise by the underwriters of their option to purchase additional common shares. Sales of a substantial number of our common shares in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities. Of our issued and outstanding common shares, all of the shares sold in this offering will be freely transferable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining 101,960,784 common shares outstanding after this offering will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for 180 days after the date of this prospectus. See the section titled “Underwriting—No Sales of Similar Securities” for a more detailed description of the lock-up period.

We intend to file a registration statement on Form S-8 under the Securities Act to register the total number of our common shares that may be issued under our 2016 Plan. See the section titled “Shares Eligible for Future Sale—Form S-8 Registration Statements” for a more detailed description of the common shares that will be available for future sale upon the registration and issuance of such common shares, subject to any applicable vesting or lock-up period or other restrictions provided under the terms of the applicable plan or the option agreements entered into with the option holders. Sales of these common shares adversely impact the trading price of our common shares. In addition, in the future we may issue common shares or other securities if we need to raise additional capital. The number of our new common shares issued in connection with raising additional capital could constitute a material portion of our then outstanding common shares.

If you purchase our common shares in this offering, you will incur immediate and substantial dilution in the book value of your common shares.

The assumed initial public offering price of our common shares is substantially higher than the as adjusted net tangible book value per common share of our common shares. Therefore, if you purchase our common shares in this offering, you will pay a price per common share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. Based on the assumed initial public offering price of $                 per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $                 per common share, representing the difference between our as adjusted net tangible book value per common share, after giving effect to this offering, and the initial public offering price. Further, the future exercise of any options to purchase our common shares will cause you to experience additional dilution. See the section titled “Dilution” for additional information.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, or the Sarbanes Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. If, notwithstanding our efforts to comply with new or changing laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. Further, failure to comply with these laws, regulations and standards may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members to serve on our board of directors or committees or as members of senior management. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may harm investor confidence in our company and, as a result, the value of our common shares.

We will be required, pursuant to Section 404 of the Sarbanes Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting for the first fiscal year beginning after the effective date of the registration statement of which this prospectus forms a part. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal controls over financial reporting. Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting until our first annual report required to be filed with the SEC following the date we are no longer an emerging growth company, as defined in the JOBS Act. At such time as we are required to obtain auditor attestation, if we then have a material weakness, we would receive an adverse opinion regarding our internal control over financial reporting from our independent registered public accounting firm. We will be required to disclose significant changes made in our internal controls procedures on a quarterly basis.

We are beginning the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial legal, accounting and other compliance expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and finance staff and consultants with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain effective internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal controls over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal controls over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common shares could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal controls over financial reporting, or to implement or maintain other effective control systems required of public companies, could also negatively impact our ability to access to the capital markets.

In addition, effective disclosure controls and procedures enable us to make timely and accurate disclosure of financial and non-financial information that we are required to disclose. As a public company, if our disclosure controls and procedures are ineffective, we may be unable to report our financial results or make other disclosures accurately on a timely basis, which could cause our reported financial results or other disclosures to be materially misstated and result in the loss of investor confidence and cause the market price of our common shares to decline.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (1) (a) March 31, 2024, (b) the date in which we have total annual gross revenue of at least $1.07 billion or (c) the date in which we are deemed to be a large accelerated filer, which means the market value of our common shares that are held by non-affiliates exceeds $700 million as of the prior September 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.

We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of our shareholders are governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in another jurisdiction. It may be difficult for investors to enforce in the U.S. judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. See “Enforcement of Civil Liabilities under U.S. Federal Securities Laws” for additional information.

Bermuda law differs from the laws in effect in the United States and may afford less protection to our shareholders.

We are incorporated under the laws of Bermuda. As a result, our corporate affairs are governed by the Bermuda Companies Act 1981, as amended, or the Companies Act, which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Shareholder class actions are not available under Bermuda law. The circumstances in which shareholder derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than those who actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Additionally, under our bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty. In addition, the rights of our shareholders and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.

There are regulatory limitations on the ownership and transfer of our common shares.

Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act and the Bermuda Investment Business Act 2003, which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority must approve all issues and transfers of shares of a Bermuda exempted company. However, the Bermuda Monetary Authority has, pursuant to its statement of June 1, 2005, given its general permission under the Exchange Control Act 1972 and related regulations for the issue and free transfer of our common shares to and among persons who are non-residents of Bermuda for exchange control purposes as long as the shares are listed on an appointed stock exchange, which includes Nasdaq. Additionally, we have sought and have obtained a specific permission from the Bermuda Monetary Authority for the issue and transfer of our common shares up to the amount of our authorized capital from time to time, and options, warrants, depository receipts, rights, loan notes, debt instruments and our other securities to persons resident and non-resident for exchange control purposes with the need for prior approval of such issue or transfer. The general permission or the specific permission would cease to apply if we were to cease to be listed on Nasdaq or another appointed stock exchange.

Our amended and restated bye-laws enable our board of directors to issue preference shares, which may discourage a change of control.

Our amended and restated bye-laws contain provisions that enable our board of directors to determine the powers, preferences and rights of our preference shares and to issue the preference shares without shareholder approval.

This could discourage, delay or prevent a transaction involving a change in control of our company and may prevent our shareholders from receiving the benefit from any premium to the market price of our common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of this provision may impact the prevailing market price of our common shares if it is viewed as discouraging takeover attempts in the future.

We may become subject to unanticipated tax liabilities and higher effective tax rates.

We are incorporated under the laws of Bermuda, where we are not subject to any income or withholding taxes. We are centrally managed and controlled in the United Kingdom, and, under current U.K. tax law, a company which is centrally managed and controlled in the United Kingdom is regarded as resident in the United Kingdom for taxation purposes. Accordingly, we expect to be subject to U.K. taxation on our income and gains, except where an exemption applies. We may be treated as a dual resident company for U.K. tax purposes. As a result, our right to claim certain reliefs from U.K. tax may be restricted, and changes in law or practice in the United Kingdom could result in the imposition of further restrictions on our right to claim U.K. tax reliefs. We may also become subject to income, withholding or other taxes in certain jurisdictions by reason of our activities and operations, and it is also possible that taxing authorities in any such jurisdictions could assert that we are subject to greater taxation than we currently anticipate. Any such additional tax liability could harm our results of operations.

The intended tax effects of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business.

We and RSL, our sole shareholder, are incorporated under the laws of Bermuda. We currently have subsidiaries in the United Kingdom, Switzerland and the United States. If we succeed in growing our business, we expect to conduct increased operations through our subsidiaries in various countries and tax jurisdictions, in part through intercompany service agreements between us, our parent company and our subsidiaries. In that case, our corporate structure and intercompany transactions, including the manner in which we develop and use our intellectual property, will be organized so that we can achieve our business objectives in a tax-efficient manner and in compliance with applicable transfer pricing rules and regulations. If two or more affiliated companies are located in different countries or tax jurisdictions, the tax laws and regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that appropriate documentation be maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities.

Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely impacted by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we intend to operate in numerous countries and taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, on December 22, 2017, an “Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018,” commonly known as the Tax Cuts and Jobs Act, was enacted in the United States, which introduced a comprehensive set of tax reforms. Certain impacts of this legislation have been taken into account, including the reduction of the U.S. corporate income tax rate from the previous top marginal rate of 35% to a flat rate of 21%. Also, in September 2018, the Swiss Parliament approved a new tax bill known as Tax Proposal 17, which will enter into force in January 2020 absent a referendum that halts its effectiveness. Tax Proposal 17 would implement a set of changes to Swiss federal and cantonal tax laws, such as the amendment of the capital tax to provide a uniform rate of 0.1%, a new patent box regime, and a reduction in the statutory profit tax rate in Canton Basel-Stadt that will result in a combined Swiss federal and cantonal tax rate of 13.04%. We continue to assess the impact of such changes in tax laws on our business and may determine that changes to our structure, practice or tax positions are necessary in light of the Tax Cuts and Jobs Act and Tax Proposal 17. The Tax Cuts and Jobs Act and Tax Proposal 17 in conjunction with the tax laws of other jurisdictions in which we operate, however, may require consideration of changes to our structure and the manner in which we conduct our business. Such changes may nevertheless be ineffective in avoiding an increase in our consolidated tax liability, which could harm our financial condition, results of operations and cash flows.

If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, potentially resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could harm our financial condition, results of operations and cash flows.

Changes in our effective tax rate may reduce our net income in future periods.

Our tax position could be adversely impacted by changes in tax rates, tax laws, tax practice, tax treaties or tax regulations or changes in the interpretation thereof by the tax authorities in Europe (including the United Kingdom and Switzerland), the United States, Bermuda and other jurisdictions as well as being affected by certain changes currently proposed by the Organisation for Economic Co-operation and Development and their action plan on Base Erosion and Profit Shifting. Such changes may become more likely as a result of recent economic trends in the jurisdictions in which we operate, particularly if such trends continue. If such a situation was to arise, it could adversely impact our tax position and our effective tax rate. Failure to manage the risks associated with such changes, or misinterpretation of the laws providing such changes, could result in costly audits, interest, penalties and reputational damage, which could harm our business, results of our operations and our financial condition.

Our actual effective tax rate may vary from our expectation and that variance may be material. A number of factors may increase our future effective tax rates, including: (1) the jurisdictions in which profits are determined to be earned and taxed; (2) the resolution of issues arising from any future tax audits with various tax authorities; (3) changes in the valuation of our deferred tax assets and liabilities; (4) increases in expenses not deductible for tax purposes, including transaction costs and impairments of goodwill in connection with acquisitions; (5) changes in the taxation of share-based compensation; (6) changes in tax laws or the interpretation of such tax laws, and changes in generally accepted accounting principles; and (7) challenges to the transfer pricing policies related to our structure.

U.S. holders that own 10% or more of the vote or value of our common shares may suffer adverse tax consequences because we and/or any of our non-U.S. subsidiaries are expected to be characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

A non-U.S. corporation is considered a CFC if more than 50% of (1) the total combined voting power of all classes of stock of such corporation entitled to vote, or (2) the total value of the stock of such corporation, is owned, or is considered as owned by applying certain constructive ownership rules, by United States shareholders (U.S. persons who own stock representing 10% or more of the vote or, for taxable years of non-U.S. corporations beginning after December 31, 2017 and for taxable years of shareholders with or within which such taxable years of non-U.S. corporations end, 10% or more of the value) on any day during the taxable year of such non-U.S. corporation. Certain United States shareholders of a CFC generally are required to include currently in gross income such shareholders’ share of the CFC’s “Subpart F income,” a portion of the CFC’s earnings to the extent the CFC holds certain U.S. property, and a portion of the CFC’s “global intangible low-taxed income” (as defined under Section 951A of the Code). Such United States shareholders are subject to current U.S. federal income tax with respect to such items, even if the CFC has not made an actual distribution to such shareholders. “Subpart F income” includes, among other things, certain passive income (such as income from dividends, interests, royalties, rents and annuities or gain from the sale of property that produces such types of income) and certain sales and services income arising in connection with transactions between the CFC and a person related to the CFC. “Global intangible low-taxed income” may include most of the remainder of a CFC’s income over a deemed return on its tangible assets.

As a result of certain changes in the U.S. tax law introduced by the Tax Cuts and Jobs Act, we believe that we and our non-U.S. subsidiaries would be classified as CFCs in the current taxable year prior to this offering. For U.S. holders who hold 10% or more of the vote or value of our common shares, this may result in adverse U.S. federal income tax consequences, such as current U.S. taxation of Subpart F income and of any such shareholder’s share of our accumulated non-U.S. earnings and profits (regardless of whether we make any distributions), taxation of amounts treated as global intangible low-taxed income under Section 951A of the Code with respect to such shareholder, and being subject to certain reporting requirements with the U.S. Internal Revenue Service, or the IRS. Any such U.S. holder who is an individual generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. corporation. If you are a U.S. holder who holds 10% or more of the vote or value of our common shares, you should consult your own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our common shares and the impact of the Tax Cuts and Jobs Act, especially the changes to the rules relating to CFCs.

U.S. holders of our common shares may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a PFIC for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Additionally, a look-through rule generally applies with respect to 25% or more owned subsidiaries. If we are characterized as a PFIC, U.S. holders of our common shares may suffer adverse tax consequences, including having gains realized on the sale of our common shares treated as ordinary income, rather than capital gain, the loss of the preferential tax rate applicable to dividends received on our common shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of sales of our common shares. In addition, special information reporting may be required. See the section titled “Material Bermuda, U.K. and U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences for U.S. Holders—Passive Foreign Investment Company.”

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets from time to time. The 50% passive asset test described above is generally based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our common shares, which may be volatile. If we are a CFC and not publicly traded throughout the relevant taxable year, however, the test may be applied based on the adjusted basis of our assets. Our status may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business and whether we earn primarily passive income (such as interest income) in the current taxable year or future taxable years. We believe that we were classified as a CFC prior to this offering in the current taxable year beginning on April 1, 2018. Based on this belief, and the current and expected adjusted basis of our assets, we may be classified as a PFIC with respect to the current taxable year. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for our current or future taxable years. We will determine whether we were a PFIC or not for each taxable year and make such determination available to U.S. holders.

The tax consequences that would apply if we are classified as a PFIC would also be different from those described above if a U.S. holder were able to make a valid “qualified electing fund,” or QEF, election. At this time, we do not expect to provide U.S. shareholders with the information necessary for a U.S. holder to make a QEF election. Prospective investors should assume that a QEF election will not be available.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

∎	the progress, timing, costs and results of our clinical trials, including our Phase 3 clinical trials of tapinarof for the treatment of psoriasis and atopic dermatitis;

∎	the evaluation of cerdulatinib, DMVT-504, DMVT-503 and lotamilast and our expectations regarding their continued preclinical and clinical development;

∎	the timing of meetings with and feedback from regulatory authorities as well as any submission of filings for regulatory approval of tapinarof or any of our other product candidates;

∎	the potential advantages and differentiated profile of our product candidates compared to existing therapies for the applicable indications;

∎	our ability to successfully commercialize any of our product candidates, if approved;

∎	the rate and degree of market acceptance of any of our product candidates, if approved;

∎	our expectations regarding the size of the patient populations for and opportunity for and clinical utility of tapinarof or any other product candidates, if approved for commercial use;

∎	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

∎	our ability to maintain intellectual property protection for our product candidates;

∎	our ability to identify, acquire or in-license and develop new product candidates;

∎	our ability to identify, recruit and retain key personnel;

∎	our use of proceeds from this offering;

∎	our financial performance; and

∎	developments and projections relating to our competitors or our industry.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

Certain industry data and market data included in this prospectus were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. All of management’s estimates presented herein are based upon management’s review of independent third-party surveys and industry publications prepared by a number of sources and other publicly available information. All of the market data used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We believe that the information from these industry publications and surveys included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of common shares in this offering will be approximately $                million, or approximately $                million if the underwriters exercise in full their option to purchase additional common shares, based upon an assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of common shares we are offering. Each increase or decrease of 1.0 million in the number of common shares we are offering at the assumed initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming the assumed initial public offering price stays the same.

We intend to use the net proceeds from this offering, together with our existing cash, for the following purposes:

∎	approximately $ million to $ million to advance the clinical development of tapinarof;

∎	approximately $ million to $ million to advance the development of our other product candidates; and

∎	the remainder to fund working capital and general corporate purposes.

We believe that the net proceeds from this offering, together with our existing cash, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through at least                 . We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect. Even with the net proceeds from this offering, we will require additional capital to complete the development and potential commercialization of our product candidates, including tapinarof. Until such time, if ever, that we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, strategic alliances and license and development agreements or other collaborations.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from preclinical studies and clinical trials, as well as any collaborations that we may enter into with third parties, and any unforeseen cash needs.

We believe opportunities may exist from time to time to expand our current business through the acquisition or in-license of complementary product candidates. While we have no current agreements or commitments for any specific acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes.

Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. We may choose to invest these net proceeds in short-term, interest bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available to fund our operations.

DIVIDEND POLICY

We have never declared or paid any dividends on our common shares. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. In addition, pursuant to Bermuda law, a company may not declare or pay dividends, or make distributions out of contributed surplus, if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would thereby be less than its liabilities. “Contributed surplus” is defined for purposes of section 54 of the Bermuda Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. Under our amended and restated bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2018 on an:

∎	actual basis; and

∎

as adjusted basis to give effect to the issuance and sale of                 common shares in this offering at an assumed initial public offering price of $        per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	AS OF DECEMBER 31, 2018
	ACTUAL	AS ADJUSTED (1)
Cash	$6,159,128	$

Long-term debt	$104,729,000	$
Shareholder’s (deficit) equity:
Common shares, $0.00001 par value per share; 1,000,000,000 shares authorized, 101,960,784 shares issued and outstanding, actual; 1,000,000,000 shares authorized, shares issued and outstanding, as adjusted	1,020
Subscription receivable	(750)
Shareholder receivable	(825,000)
Additional paid-in capital	197,047,601
Accumulated deficit	(312,398,711)
Accumulated other comprehensive loss	524,019

Total shareholder’s (deficit) equity	(115,651,821)

Total capitalization	$(10,922,821)	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease each of cash, additional paid-in capital, total shareholder’s (deficit) equity and total capitalization on an as adjusted basis by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase or decrease of 1.0 million in the number of common shares we are offering at the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease each of cash, additional paid-in capital, total shareholder’s (deficit) equity and total capitalization on an as adjusted basis by approximately $ million. The as adjusted information is illustrative only of our capitalization following the closing of this offering and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of common shares outstanding in the table above excludes:

∎	common shares issuable upon the exercise of stock options outstanding as of December 31, 2018, with a weighted-average exercise price of $ per share; and

∎	common shares reserved for future issuance under our 2016 Plan, as of December 31, 2018, as well as any automatic increases in the number of common shares reserved for future issuance under this plan.

DILUTION

If you invest in our common shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the as adjusted net tangible book value per common share of our common shares immediately after this offering. Net tangible book value (deficit) per common share is determined by dividing our total tangible assets less total liabilities by the number of outstanding common shares.

As of December 31, 2018, we had a net tangible book deficit of $(115.1) million, or $(1.13) per common share.

After giving effect to the issuance and sale of common shares in this offering at an assumed initial public offering price of $        per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2018 would have been $         million, or $        per common share. This represents an immediate increase in the as adjusted net tangible book value of $        per common share to our existing shareholder, and an immediate dilution in the as adjusted net tangible book value of $        per common share to investors purchasing our common shares in this offering. The following table illustrates this per common share dilution:

Assumed initial public offering price per common share		$
Net tangible book value per common share as of December 31, 2018	$(1.13)
Increase in net tangible book value per common share attributable to new investors participating in this offering

As adjusted net tangible book value per common share after this offering

Dilution per common share to investors participating in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted net tangible book value as of December 31, 2018 by $        per common share, and would increase (decrease) dilution to investors in this offering by $        per common share, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1.0 million in the number of common shares offered by us would increase our as adjusted net tangible book value per common share after this offering by $        per common share and decrease the dilution to new investors by $        per common share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1.0 million in the number of common shares offered by us would decrease our as adjusted net tangible book value per common share after this offering by $        per common share and increase the dilution to new investors by $        per common share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise in full their option to purchase up to                additional common shares in this offering, the as adjusted net tangible book value per common share after the offering would be $        per common share, the increase in the as adjusted net tangible book value per common share to our existing shareholder would be $        per common share and the dilution to new investors purchasing common shares in this offering would be $        per common share.

The following table sets forth as of December 31, 2018, on the as adjusted basis described above, the differences between the number of common shares purchased from us, the total consideration paid and the weighted-average price per common share paid by our existing shareholder and by investors purchasing our common shares in this offering at an assumed initial public offering price of $        per common share, which is the midpoint of the price

range set forth on the cover page on this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	SHARES PURCHASED			TOTAL CONSIDERATION			AVERAGE PRICE PER COMMON SHARE
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing shareholder			%	$		%	$
New investors

Total		100%		$	100%

Each $1.00 increase or decrease in the assumed initial public offering price of $         per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $        million, and increase or decrease the percent of total consideration paid by new investors by approximately         % and         %, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The table and discussion above exclude:

∎	common shares issuable upon the exercise of stock options outstanding as of December 31, 2018, with a weighted-average exercise price of $ per share; and

∎	common shares reserved for future issuance under our 2016 Plan, as of December 31, 2018, as well as any automatic increases in the number of common shares reserved for future issuance under this plan.

To the extent any additional options are issued under our 2016 Plan, or we issue additional common shares in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data for the periods indicated. We derived the consolidated statement of operations data for the years ended March 31, 2017 and 2018 and our consolidated balance sheet data as of March 31, 2017 and 2018 from our audited consolidated financial statements appearing elsewhere in this prospectus. We derived the consolidated statement of operations data for the nine months ended December 31, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2018 from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. The data should be read together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the years ended March 31, 2017 and 2018 and for the nine months ended December 31, 2017 and 2018 are not necessarily indicative of the results that may be expected for a full fiscal year or any other future period. Our fiscal year ends on March 31.

	YEAR ENDED MARCH 31,		NINE MONTHS ENDED DECEMBER 31,
	2017	2018	2017	2018
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$20,732,424	$37,402,954	$24,191,591	$240,104,147
General and administrative	1,063,904	4,693,617	2,437,284	15,664,210

Total operating expenses	21,796,328	42,096,571	26,628,875	255,768,357
Change in fair value of long-term debt	—	—	—	(12,771,000)
Other expense (income)	4,218	326,946	178,015	(731,162)

Loss before provision for income taxes	(21,800,546)	(42,423,517)	(26,806,890)	(242,266,195)
Income tax expense	299	272,937	212,461	111,765

Net loss	$(21,800,845)	$(42,696,454)	$(27,019,351)	$(242,377,960)

Net loss per common share—basic and diluted (1)	$(0.30)	$(0.57)	$(0.36)	$(3.11)

Weighted-average common shares outstanding—basic and diluted (1)	73,219,178	75,000,000	75,000,000	77,843,137

(1)	See Note 2[L] to our audited consolidated financial statements for an explanation of the method used to compute basic and diluted net loss per common share.

	AS OF MARCH 31,		AS OF DECEMBER 31, 2018
	2017	2018
Consolidated Balance Sheet Data:
Cash	$5,158,960	$17,325,690	$6,159,128
Total assets	5,191,897	17,489,205	16,694,112
Total liabilities	4,208,810	8,553,426	132,345,933
Additional paid-in capital	28,307,081	79,397,126	197,047,601
Accumulated deficit	(27,324,297)	(70,020,751)	(312,398,711)
Total shareholders’ equity (deficit)	983,087	8,935,779	(115,651,821)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section titled “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our fiscal year ends on March 31.

Overview

We are a clinical-stage biopharmaceutical company dedicated to developing and commercializing innovative therapeutics in medical dermatology. We have a robust medical dermatology pipeline with both late-stage and early-development product candidates. Our pipeline targets specific unmet needs in two of the largest growing immuno-dermatology markets, psoriasis and atopic dermatitis, as well as other large markets, including vitiligo, primary focal hyperhidrosis and acne.

We are developing our lead product candidate, tapinarof, as a differentiated therapeutic aryl hydrocarbon receptor modulating agent, or TAMA, topical cream for the treatment of psoriasis and atopic dermatitis. Psoriasis and atopic dermatitis affect approximately 7.5 million and 28 million people in the United States, respectively. We acquired the worldwide rights to tapinarof (other than with respect to certain rights in China) from GlaxoSmithKline, or GSK, in August 2018. Tapinarof and predecessor formulations have already been dosed in over 600 subjects across 10 different clinical trials conducted by GSK and Welichem Biotech Inc. In five Phase 2 clinical trials, tapinarof and predecessor formulations met all primary endpoints, with clinically meaningful and statistically significant responses coupled with a favorable tolerability profile observed in these trials. A clinically meaningful response refers to an actual health benefit to treated patients, including a clinical assessment of “clear” or “almost clear” skin at end of treatment and “moderately improved” to “very improved” itch as described by treated patients, and achievement of widely adopted primary and secondary endpoints for psoriasis and atopic dermatitis.

Topical corticosteroids, or TCS, are commonly used as the first-line therapy for the treatment of inflammatory skin conditions, such as psoriasis and atopic dermatitis. While convenient and relatively inexpensive, TCS are not as efficacious as systemically-administered biologics, which are more often prescribed for patients with moderate-to-severe cases of psoriasis. Continual TCS treatment also carries the risk of a variety of significant side effects. As a result, TCS are typically used only intermittently, leading to frequent disease flares. Biologic therapies are expensive and inconvenient and have long-term safety issues, and as a result remain limited for use in patients with significant disease burden. Oral therapies have not achieved the same level of efficacy as biologics and also have potential systemic side effects. Given the limitations associated with TCS and systemic therapies, patients with inflammatory skin conditions often report dissatisfaction with their current treatment options. We believe that an unmet need exists for a safe and conveniently administered topical therapy that can be applied without interruption or long-term safety concerns and with potential efficacy similar to systemically-administered biologics. We believe that such a treatment could serve as an alternative for those patients who do not receive adequate relief from current topical therapies or who have reservations about the safety, cost and inconvenience of biologics, or as an additional treatment option to those therapies.

Beyond tapinarof, our pipeline consists of four novel product candidates targeting an array of significant unmet medical needs:

∎

topical cerdulatinib, a dual inhibitor of the JAK and Syk pathways, which we are evaluating as a differentiated treatment option for vitiligo as well as other inflammatory skin conditions such as atopic dermatitis;

∎

DMVT-504, an investigational oral therapy being developed for the treatment of primary focal hyperhidrosis, or PFH, is a proprietary oral formulation that combines an immediate-release muscarinic antagonist, oxybutynin, with a delayed-release muscarinic agonist, pilocarpine. There are currently no U.S. Food and Drug Administration, or FDA, approved systemic therapies for the treatment of PFH, a disorder characterized by excessive sweating; and

∎

our earlier stage programs include DMVT-503, a topical DGAT1 inhibitor being developed for the treatment of acne vulgaris, and DMVT-501 (lotamilast), a topical phosphodiesterase type 4, or PDE4, inhibitor which we are evaluating as another potential treatment option for atopic dermatitis.

Our operations are supported in part by our affiliates, RSI and RSG, each a wholly owned subsidiary of our parent company, RSL. RSI and RSG provide us with services related to certain development, administrative and financial activities, in each case, pursuant to the Services Agreements. Under the terms of the Services Agreements, we are obligated to pay or reimburse RSI and RSG for the costs they, or third parties acting on their behalf, incur in providing services to us. In addition, we are obligated to pay to RSI and RSG a pre-determined markup on costs incurred by them in connection with any general and administrative and support services as well as research and development services. See “Certain Relationships and Related Party Transactions—Affiliate Services Agreements” for additional information.

We were incorporated in September 2015, and our operations to date have been limited to acquiring rights to our portfolio of product candidates as well as generating operating plans and organizational infrastructure for our day-to-day operations, preparing for and conducting clinical trials and preparing for commercialization of our product candidates, if approved. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of our lead product candidate tapinarof as well as our other product candidates. We recorded a net loss of $21.8 million and $42.7 million for the years ended March 31, 2017 and 2018, respectively, and $242.4 million for the nine months ended December 31, 2018. As of December 31, 2018, we had an accumulated deficit of $(312.4) million. As a result, our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

We acquired worldwide rights to tapinarof (other than with respect to certain rights in China) from GlaxoSmithKline, or GSK, pursuant to an asset purchase agreement. In addition, we entered into exclusive licenses to develop, manufacture and commercialize DMVT-504, DMVT-503, DMVT-502 (cerdulatinib) and DMVT-501 (lotamilast), excluding certain Asian territories, pursuant to our license agreements with TheraVida, Inc., AstraZeneca AB, Portola Pharmaceuticals, Inc., and Eisai Co. Ltd., respectively. See “—Contractual Obligations and Commitments” and “Business—Asset Acquisitions and License Arrangements” for additional information.

Financial Operations Overview

Revenue

We currently do not have any products approved for sale and have not generated any revenue since inception. If we are able to successfully develop, receive regulatory approval for and commercialize any of our current or future product candidates alone or in collaboration with third parties, we may generate revenue from the sales of these product candidates.

Research and Development Expenses

Since our inception, our operations have primarily been focused on organizing and staffing our company; raising capital; and acquiring, preparing for and advancing the preclinical and clinical development of our product candidates: tapinarof, cerdulatinib, DMVT-504, lotamilast and DMVT-503. Our research and development expenses include program-specific costs as well as unallocated internal costs.

Program-specific costs include:

∎

direct third-party costs as well as third-party pass through costs allocated to us under the Service Agreements, which include expenses incurred under agreements with CROs and contract manufacturing organizations, the cost of consultants who assist with the development of our product candidates on a program-specific basis, investigator grants, sponsored research, manufacturing costs in connection with producing materials for use in conducting nonclinical and clinical studies, and any other third-party expenses directly attributable to the development of our product candidates; and

∎	upfront and milestone payments for the purchase of in-process research and development.

Unallocated internal costs include:

∎	share-based compensation expense for research and development personnel, including expenses related to RSL common share awards and RSL options issued by RSL to RSI and RSG employees;

∎	other expenses, which includes the cost of consultants who assist with our research and development, but are not allocated to a specific program;

∎	personnel-related expenses, which include employee-related expenses, such as salaries, benefits and travel expenses, for research and development personnel;

∎	costs allocated to us under our Services Agreements with RSI and RSG; and

∎	other expenses, which includes the cost of consultants who assist with our research and development, but are not allocated to a specific program.

Research and development activities will continue to be central to our business model. We expect to continue to incur research and development expense as we conduct preclinical and clinical studies across our portfolio. We expect our overall research and development expense to increase significantly for the foreseeable future as we progress our lead asset, tapinarof, into Phase 3 Clinical trials and further develop our other product candidates. We also expect our share-based compensation and other employee-related expenses for our research and development personnel to increase as a result of the increasing development activities. For the year ended March 31, 2017, the majority of our research and development expenses have been associated with advancing lotamilast and cerdulatinib.

Product candidates in later stages of clinical development, such as tapinarof, generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials.

The duration, costs and timing of preclinical studies and clinical trials of our product candidates will depend on a variety of factors that include, but are not limited to, the following:

∎	the number of trials required for approval;

∎	the per patient trial costs;

∎	the number of patients who participate in the trials;

∎	the number of sites included in the trials;

∎	the countries in which the trials are conducted;

∎	the length of time required to enroll eligible patients;

∎	the number of doses that patients receive;

∎	the drop-out or discontinuation rates of patients;

∎	the potential additional safety monitoring or other studies requested by regulatory agencies;

∎	the duration of patient follow-up;

∎	the timing and receipt of regulatory approvals; and

∎	the efficacy and safety profile of the product candidates.

In addition, the probability of success of our product candidates in development will depend on numerous factors, including competition, manufacturing capability and commercial viability. We may never succeed in achieving regulatory approval of our product candidates for any indication in any country. As a result of the uncertainties discussed above, we are unable to determine in advance the duration and completion costs of any clinical trial we conduct, or when and to what extent we will generate revenue from the commercialization and sale of our products in development or other product candidates, if at all.

General and Administrative Expense

General and administrative expenses consist primarily of legal and accounting fees relating to our formation and corporate matters, consulting services, services received under the Services Agreements, and employee-related expenses, such as salaries, share-based compensation, benefits and travel expenses for general and administrative personnel.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities, potential commercialization efforts and increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a public company, including expenses related to services associated with maintaining compliance with the requirements of Nasdaq and the SEC, insurance and investor relations costs. If any of our current or future product candidates receives U.S. regulatory approval, we expect that we would incur significantly increased expenses associated with building a sales and marketing team.

Results of Operations for the Nine Months Ended December 31, 2017 and 2018

The following table sets forth our results of operations for the nine months ended December 31, 2017 and 2018:

	NINE MONTHS ENDED DECEMBER 31,
	2017	2018
Operating expenses:
Research and development	$24,191,591	$240,104,147
General and administrative	2,437,284	15,664,210

Total operating expenses	26,628,875	255,768,357
Change in fair value of long-term debt	—	(12,771,000)
Other expense (income)	178,015	(731,162)

Loss before provision for income taxes	(26,806,890)	(242,266,195)
Income tax expense	212,461	111,765

Net loss	$(27,019,351)	$(242,377,960)

Research and Development Expenses

For the nine months ended December 31, 2017 and 2018, our research and development expenses consisted of the following:

	NINE MONTHS ENDED DECEMBER 31,
	2017	2018	CHANGE
Program-specific costs:
Tapinarof	$—	$205,563,450	$205,563,450
Cerdulatinib	7,056,067	7,675,895	619,828
DMVT-504	—	3,929,248	3,929,248
Lotamilast	10,953,251	9,194,919	(1,758,332)
DMVT-503	2,168,563	1,065,639	(1,102,924)
DMVT-201	124,185	71,957	(52,228)
Unallocated internal costs:
Share-based compensation	1,546,090	1,599,362	53,273
Personnel-related expenses	1,101,247	5,089,660	3,988,413
Services Agreements	1,228,239	2,382,699	1,154,459
Other expenses	13,948	3,531,317	3,517,369

Total research and development expenses	$24,191,591	$240,104,147	$215,912,556

Research and development expenses increased by $215.9 million, to $240.1 million, for the nine months ended December 31, 2018 compared to the nine months ended December 31, 2017, primarily due to a one-time upfront payment of $191.0 million relating to the asset purchase agreement for tapinarof and $2.0 million for DMVT-504, the advancement of pre-clinical studies as well as our Phase 1 safety and tolerability clinical trial of cerdulatinib for the treatment of atopic dermatitis, and a $3.8 million development milestone payment relating to cerdulatinib made in 2017, increases in expenses for the advance of our Phase 2 clinical trials of lotamilast for the treatment of atopic dermatitis that we conducted with Eisai, and employee-related expenses due to increased headcount to support our clinical operations. Third-party direct costs billed under the Service Agreements have been allocated to the related programs.

General and Administrative Expenses

General and administrative expenses increased by $13.3 million, to $15.7 million, for the nine months ended December 31, 2018 compared to the nine months ended December 31, 2017, primarily due to an increase in employee salaries and benefits and increases in share-based compensation expense resulting from additional headcount to support the growth of our operations. General and administrative expenses for the nine months ended December 31, 2018 consisted primarily of personnel-related costs and general overhead expenses of $8.1 million, $2.0 million of pre-commercial market research and related expenses, $1.2 million billed to us under the Services Agreements, including personnel, overhead allocations and third-party costs, legal and professional fees of $3.6 million, and share-based compensation expense of $0.9 million, including $0.1 million of share-based compensation expense allocated to us by RSL based upon the relative percentage of time utilized by employees of RSL, RSG and RSI.

General and administrative expenses were $2.4 million for the nine months ended December 31, 2017 and consisted primarily of personnel-related costs and general overhead expenses of $1.0 million, $0.7 million billed to us under the Services Agreements, including personnel costs, overhead allocations and third-party costs, legal and professional fees of $0.3 million, and share-based compensation expense of $0.4 million, including $0.1 million of share-based compensation expense allocated to us by RSL based upon the relative percentage of time utilized by employees of RSL, RSG and RSI.

Change in fair value of long-term debt

We recorded a gain of $12.8 million for the change in estimated fair value of long-term debt in our statements of operations for the nine months ended December 31, 2018 due to the changes in the timing of certain amounts payable to NovaQuest pursuant to the NovaQuest Agreement.

Results of Operations for the Years ended March 31, 2017 and 2018

The following table sets forth our results of operations for the years ended March 31, 2017 and 2018:

	YEARS ENDED MARCH 31,
	2017	2018
Operating expenses:
Research and development	$20,732,424	$37,402,954
General and administrative	1,063,904	4,693,617

Total operating expenses	21,796,328	42,096,571
Other expense	4,218	326,946

Loss before provision for income taxes	(21,800,546)	(42,423,517)
Income tax expense	299	272,937

Net loss	$(21,800,845)	$(42,696,454)

Research and Development Expenses

For the years ended March 31, 2017 and 2018, our research and development expenses consisted of the following:

	YEARS ENDED MARCH 31,
	2017	2018	CHANGE
Program-specific costs:
Cerdulatinib	$8,839,582	$8,885,942	$46,360
DMVT-504	—	2,000,310	2,000,310
Lotamilast	7,302,106	16,832,968	9,530,862
DMVT-503	—	2,572,961	2,572,961
DMVT-201	143,647	173,457	29,810
Unallocated internal costs:
Share-based compensation	1,959,342	2,116,815	157,473
Personnel-related expenses	—	1,679,005	1,679,005
Services Agreements	2,487,747	2,466,497	(21,250)
Other expenses	—	674,999	674,999

Total research and development expenses	$20,732,424	$37,402,954	$16,670,530

Research and development expenses increased by $16.7 million, to $37.4 million, for the year ended March 31, 2018 compared to the year ended March 31, 2017, primarily due to a $9.5 million increase in expenses for the advancement of our Phase 2 clinical trials of lotamilast for the treatment of atopic dermatitis that we conducted with Eisai, the advancement of pre-clinical studies as well as our Phase 1 safety and tolerability clinical trial of cerdulatinib for the treatment of atopic dermatitis, a $3.8 million development milestone payment relating to cerdulatinib made in 2017, a $2.0 million upfront license payment for DMVT-503, a $2.0 million upfront license payment for DMVT-504 and a $1.7 million increase in employee-related expenses due to increased headcount to support our clinical operations. Third-party direct costs billed under the Service Agreements have been allocated to the related programs.

General and Administrative Expenses

General and administrative expenses increased by $3.6 million, to $4.7 million, for the year ended March 31, 2018 compared to the year ended March 31, 2017, primarily due to an increase in employee salaries and benefits and increases in share-based compensation expense resulting from additional headcount to support the growth of our operations. General and administrative expenses for the year ended March 31, 2018 consisted primarily of personnel-related costs and general overhead expenses of $2.2 million, $1.2 million billed to us under the Services Agreements, including personnel, overhead allocations and third-party costs, legal and professional fees of $0.7 million, and share-based compensation expense of $0.6 million, including $0.2 million of share-based compensation expense allocated to us by RSL based upon the relative percentage of time utilized by employees of RSL, RSG and RSI.

General and administrative expenses were $1.1 million for the year ended March 31, 2017 and consisted primarily of legal and professional fees of $0.5 million, $0.4 million billed to us under the Services Agreements, including personnel costs, overhead allocations and third-party costs, and $0.2 million share-based compensation expense, all of which was allocated to us by RSL based upon the relative percentage of time utilized by employees of RSL, RSG and RSI on our matters.

Liquidity and Capital Resources

Overview

For the year ended March 31, 2018 and the nine months ended December 31, 2018, we recorded net losses of $42.7 million and $242.4 million, respectively. As of December 31, 2018, we had an accumulated deficit of $312.4 million and a cash balance of $6.2 million, as compared to $70.0 million and $17.3 million, respectively, as of March 31, 2018. We have never generated any revenue, and our operations to date have been financed through capital contributions or short-term advances from RSL or its affiliates, including pursuant to the RSL Commitment Letter, and the funding agreement entered into with NovaQuest in July 2018. Pursuant to the RSL Commitment Letter, RSL funded the upfront £150.0 million (approximately $191 million) payment owed by us to GSK for our acquisition of tapinarof. See “Business—Asset Acquisitions and License Arrangements—Agreements Relating to Tapinarof—Roivant Commitment Letter” for additional information.

We expect to continue to incur significant and increasing operating losses at least for the next several years. We do not expect to generate product revenue until we successfully complete development and obtain regulatory approval for any of our current or future product candidates, which may never occur. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our planned clinical trials, our expenditures on other research and development activities and our pre-commercialization efforts. We anticipate that our expenses will increase substantially as we:

∎	initiate and advance our planned Phase 3 clinical trials for tapinarof;

∎	continue development of topical cerdulatinib for the treatment of vitiligo as well as evaluate topical cerdulatinib for the treatment of other inflammatory skin conditions such as atopic dermatitis;

∎	complete our Phase 1 trial and evaluate our planned Phase 2 clinical trial of DMVT-504 for the treatment of primary focal hyperhidrosis;

∎	evaluate our Phase 1 clinical trial for DMVT-503 for the treatment of acne vulgaris;

∎	evaluate the continued development of lotamilast;

∎	seek to identify, acquire, develop and commercialize additional product candidates;

∎	integrate acquired technologies into a comprehensive regulatory and product development strategy;

∎	maintain, expand and protect our intellectual property portfolio;

∎	hire scientific, clinical, quality control and administrative personnel;

∎	add operational, financial and management information systems and personnel, including personnel to support our drug development efforts;

∎	seek regulatory approvals for any product candidates that successfully complete clinical trials;

∎

ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any drug candidates for which we may obtain regulatory approval; and

∎	begin to operate as a public company.

We intend to use the proceeds of this offering, together with our existing cash, for our Phase 3 clinical trials of tapinarof for the treatment of psoriasis as well as to advance the continued development of tapinarof for the treatment of atopic dermatitis and our other product candidates. We will need additional funding to complete the clinical development of, seek regulatory approval for and, if approved, commercially launch tapinarof and our other product candidates.

Until such time, if ever, as we can generate substantial product revenue from sales of any of our current or future product candidates, we expect to finance our cash needs through a combination of equity offerings, debt financings and potential collaboration, license or development agreements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common shareholder. Our agreement with NovaQuest involves, and any agreements for future debt or preferred equity financings, if available, may involve covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. Adequate additional funding may not be available to us on acceptable terms, or at all. If we are unable to raise capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates, grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves or potentially discontinue operations.

Cash Flows

The following table sets forth a summary of our cash flows for the years ended March 31, 2017 and 2018 and the nine months ended December 31, 2017 and 2018:

	YEARS ENDED MARCH 31,		NINE MONTHS ENDED DECEMBER 31,
	2017	2018	2017	2018
Net cash used in operating activities	$(15,491,140)	$(35,294,629)	$(21,804,809)	$(240,691,069)
Net cash used in investing activities	—	(38,641)	—	(1,399,661)
Net cash provided by financing activities	20,650,100	47,500,000	30,500,000	232,244,690

Operating Activities

For the year ended March 31, 2018, $35.3 million of cash was used in operating activities. This was primarily attributable to a net loss of $42.7 million and a decrease of $1.4 million in amounts due to RSL for the allocation of personnel expenses associated with the development of our product candidate pipeline and corporate matters. The impact of the net loss and decrease in due to RSL were partially offset by $2.8 million non-cash share-based compensation expense and increases of $4.2 million in accrued expenses and $1.5 million in accounts payable.

For the year ended March 31, 2017, $15.5 million of cash was used in operating activities. This was primarily attributable to a net loss of $21.8 million which was partially offset by an increase of $3.8 million in amounts due to RSL based on the allocation of personnel expenses associated with the formation of our company, development of our product candidate pipeline and corporate matters, $2.2 million of non-cash share-based compensation expense, and increase of $0.3 million in accounts payable.

For the nine months ended December 31, 2018, $240.7 million of cash was used in operating activities. This was primarily attributable to a net loss of $242.4 million due to the change in fair value of long-term debt of $12.8 million and an increase in prepaid expenses and other current assets of $7.0 million. The impact of the net loss was partially offset an increase of $19.6 million in accrued expenses.

For the nine months ended December 31, 2017, $21.8 million of cash was used in operating activities. This was primarily attributable to a net loss of $27.0 million and a decrease of $2.9 million in amounts due to RSL for the allocation of personnel expenses associated with the development of our product pipeline and corporate matters. The impact of the net loss and decrease in due to RSL were partially offset by $2.0 million non-cash share-based compensation expense and an increase of $3.6 million in accounts payable and $2.3 million in accrued expenses.

Investing Activities

For the year ended March 31, 2018, $38,641 of cash was used in investing activities, all for the purchase of property and equipment.

For the year ended March 31, 2017, no cash was used in investing activities.

For the nine months ended December 31, 2018, $1.4 million of cash was used in investing activities, all for the purchase of property and equipment.

For the nine months ended December 31, 2017, no cash was used in investing activities.

Financing Activities

For the years ended March 31, 2018 and 2017, $47.5 million and $20.7 million, respectively, was provided by financing activities, all attributable to capital contributions from RSL.

For the nine months ended December 31, 2018, $232.2 million of cash was provided by financing activities. $32.5 million was attributable to capital contributions from RSL, proceeds of $200 million from RSL for the promissory notes, and proceeds of $117.5 million from the NovaQuest Agreement, partially offset by repayment of $117.5 million to RSL for two promissory notes.

For the nine months ended December 31, 2017, $30.5 million of cash was provided by financing activities, all attributable to capital contributions from RSL.

Outlook

Based on the expected net proceeds from this offering, our research and development plans and our timing expectations related to the development of our clinical programs, we expect that the net proceeds from this offering will enable us to fund our operating expenses and capital expenditure requirements through at least                 . However, we have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we expect.

Contractual Obligations and Commitments

We enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies and other services and products for operating purposes, which are cancelable at any time by us, subject to payment of our remaining obligations under binding purchase orders and, in certain cases, nominal early termination fees, generally upon 30 days’ prior written notice. These payments are not included in the table of contractual obligations below.

As of March 31, 2018, we had contractual obligations for operating lease obligations, as summarized in the table that follows:

	PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Operating lease obligations (1)	$3,108,111	$68,111	$839,750	$881,135	$1,319,115

(1)	In March 2018, we entered into a non-cancelable operating lease for office space through January 2026 in Phoenix, Arizona.

License and Collaboration Agreements

We have also entered into license agreements and asset purchase agreements with third parties in the normal course of business. We have not included these future payments in a table of contractual obligations because the payment obligations under these agreements are contingent upon future events such as achievement of specified regulatory and commercial milestones, or royalties on net product sales. As of December 31, 2018, the aggregate maximum amount of milestone payments we could be required to make under our agreement with Eisai was $35.5 million, under our license agreement with Portola was $132.5 million (plus up to $71.5 million that may be paid to Astellas, which payments may be credited against future payment obligations to Portola), under our license agreement with AstraZeneca was $83.5 million, under our license agreement with TheraVida was $158.0 million, and under our asset purchase agreement with GSK was £100.0 million (approximately $133 million) and CAD$180.0 million (approximately $137 million) to third parties as part of assumed liabilities under such agreement. See “Business—Asset Acquisitions and License Arrangements” for additional information.

Our contractual obligations under our license agreements have not materially changed outside the ordinary course of our business since March 31, 2018; however, in July 2018, we entered into an asset purchase agreement with GSK. Pursuant to this asset purchase agreement, the maximum amount of milestone payments we could be required to make is £100.0 million (approximately $133 million) to GSK and CAD$180.0 million (approximately $137 million) to third parties as part of assumed liabilities under the agreement. See “Business—Asset Acquisitions and License Arrangements” for additional information.

NovaQuest Agreement

We are required to make significant milestone and other quarterly payments to NovaQuest upon the achievement of certain regulatory and commercial milestones for tapinarof in either psoriasis or atopic dermatitis in the United States, the European Union and Japan, which obligations terminate upon revocation or withdrawal by the FDA, us, our affiliates or any sublicensee for health or safety reasons. We are also required to make significant payments to NovaQuest if development of tapinarof is terminated or if we terminate development of tapinarof for one indication and receive approval for the other. NovaQuest is not obligated to refund to us any payments previously made under the NovaQuest Agreement. See “Business—Asset Acquisitions and License Arrangements—Agreements Relating to Tapinarof—NovaQuest Funding Agreement” for additional information.

Commitment Letter

RSL has agreed to invest, or caused to be invested, in us up to £100.0 million (approximately $133 million) to ensure DSG’s ability to satisfy its contingent payment obligation under the GSK Agreement, in exchange for additional securities of DSL. See “Business—Asset Acquisitions and License Arrangements—Agreements Relating to Tapinarof—Roivant Commitment Letter” for additional information.

Lease Amendment

In June 2018, we entered into an amendment to our operating lease agreement for an additional 2,763 square feet of office space in Phoenix, Arizona.

Off-balance Sheet Arrangements

During the years ended March 31, 2017 and 2018 and the nine months ended December 31, 2018, we did not have any off-balance sheet arrangements, as defined under SEC rules.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the dates of the balance sheets and the reported amounts of expenses during the reporting periods. In accordance with U.S. GAAP, we evaluate our estimates and judgments on an ongoing basis. Significant estimates include assumptions used in the determination of some of our costs incurred under our Services Agreements and which costs are charged to research and development and general and administrative expense. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We define our critical accounting policies as those under U.S. GAAP that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations, as well as the specific manner in which we apply those principles. While our accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following are the critical accounting policies used in the preparation of our consolidated financial statements that require significant estimates and judgments.

Research and development expense

Research and development costs with no alternative future use are expensed as incurred. Clinical trial costs are accrued over the service periods specified in the contracts and adjusted as necessary based upon an ongoing review of the level of effort and costs actually incurred. Payments for a product license prior to regulatory approval of the product and payments for milestones achieved prior to regulatory approval of the product are expensed in the period incurred as research and development. Milestone payments made in connection with regulatory approvals are capitalized and amortized to cost of product sales over the remaining useful life of the asset. Research and development costs are charged to expense when incurred and primarily consist of the intellectual property and research and development materials acquired and expenses from third parties who conduct research and development activities on our behalf.

We have evaluated our in-license and asset purchase agreements based on the applicable guidance in ASC No. 805, Business Combinations, and have determined that the in-process research and development assets, or IPR&D, licensed and acquired do not meet the definition of a business and thus these transactions were not considered business combinations. We then evaluated, pursuant to ASC 730, Research and Development, whether the IPR&D assets had an alternative future use and concluded they did not. As a result, we recorded the upfront license payments as research and development expense in the periods acquired along with any subsequent milestone payments in the periods incurred.

Share-based Compensation

We recognize share-based compensation expense related to stock options granted to employees based on the estimated fair value of the awards on the date of grant. We estimate the grant date fair value, and the resulting share-based compensation expense, for stock options that only have service vesting requirements or performance-based vesting requirements without market conditions using the Black-Scholes option-pricing model. The grant date fair value of the share-based awards with service vesting requirements is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards. Determining the appropriate amount to expense for performance-based awards based on the achievement of stated goals requires judgment. The estimate of expense is revised periodically based on the probability of achieving the required performance targets and adjustments are made as appropriate. The cumulative impact of any revisions is reflected in the period of change. If any applicable financial performance goals are not met, no compensation cost is recognized and any previously recognized compensation cost is reversed. For performance-based awards with market conditions, we determine the fair value of awards as of the grant date using a Monte Carlo simulation model.

We recognize share-based compensation expense related to stock options granted to non-employees issued in exchange for services based on the estimated fair value of the awards on the date of grant. We estimate the grant date fair value, and the resulting share-based compensation expense, using the Black-Scholes option-pricing model; however, the fair value of the stock options granted to non-employees is remeasured each reporting period until the service is complete, and the resulting increase or decrease in value, if any, is recognized as expense or a reduction in previously recognized expense, respectively, during the period the related services are rendered.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions, which determine the fair value of share-based awards. These assumptions include:

Expected term. Our expected term represents the period that our share-based awards are expected to be outstanding and is determined using the “simplified method” (based on the mid-point between the vesting date and the end of the contractual term). For share-based awards granted to non-employees, the expected term represents the contractual term of the award.

Common share price. Our board of directors estimates the fair value of our common shares. Given the absence of a public trading market for our common shares, and in accordance with the American Institute of Certified Public Accountants’ Practice Guide, Valuation of Privately Held-Company Equity Securities Issued as Compensation, our board of directors exercises reasonable judgment and considers a number of objective and subjective factors to determine its best estimate of the fair value of our common shares, as further described below under “ —Common Share Valuations.”

Expected volatility. Prior to this offering we were a privately held company and did not have any trading history for our common shares and the expected volatility was estimated using weighted-average measures of implied volatility and the historical volatility of our peer group of companies for a period equal to the expected life of the stock options. Our peer group of publicly traded biopharmaceutical companies was chosen based on their similar size, stage in the life cycle or area of specialty.

Risk-free interest rate. The risk-free interest rate is based on the rates paid on securities issued by the U.S. Treasury with a term approximating the expected life of the stock options.

Expected dividend. We have never paid, and do not anticipate paying, cash dividends on our common shares. Therefore, the expected dividend yield was assumed to be zero.

In addition to the Black-Scholes assumptions, we adopted ASU 2016-09 on April 1, 2017 and as a result, we have made an entity-wide accounting policy election to account for pre-vesting award forfeitures when they occur.

A significant component of total share-based compensation expense relates to the RSL common share awards and RSL options issued by RSL to RSL, RSG and RSI employees. Share-based compensation expense is allocated to us by RSL based upon the relative percentage of time utilized by employees of RSL, RSG and RSI on our matters. The RSL common share awards and RSL options are fair valued on the date of grant and that fair value is recognized over the requisite service period. As RSL is a non-public entity, the RSL common share awards and RSL options are classified as Level 3 due to their unobservable nature. Significant judgment and estimates were used to estimate the fair value of these awards and options, as they are not publicly traded. RSL common share awards and RSL options are subject to specified vesting schedules and requirements (a mix of time-based and performance-based events). The fair value of each RSL common share award is based on various corporate event-based considerations, including targets for RSL’s post-IPO market capitalization and future financing events. The fair value of each RSL option on the date of grant is estimated using the Black-Scholes closed-form option-pricing model.

Common Share Valuations

Prior to this offering, the fair value of our common shares was estimated on each grant date by our board of directors. In order to determine the fair value of our common shares, our board of directors considered, among other things, timely valuations of our common shares prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for our common shares, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common shares, including (1) our business, financial condition and results of operations, including related industry trends affecting our operations; (2) our forecasted operating performance and projected future cash flows; (3) the illiquid nature of our common shares; (4) the rights and privileges of our common shares; (5) market multiples of our most comparable public peers and (6) market conditions affecting our industry.

After the closing of this offering, our board of directors will determine the fair value of each common share underlying share-based awards based on the closing price of our common shares as reported by Nasdaq on the date of grant.

Based upon the assumed initial public offering price of $        per common share, the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of outstanding options to purchase our common shares as of                         ,              was $        million.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

When uncertain tax positions exist, we recognize the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. As of December 31, 2018, we did not have any significant uncertain tax positions.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU No. 2016-02”), which is a comprehensive new lease standard that amends various aspects of existing accounting guidance for leases. The core principle of ASU No. 2016-02 will require lessees to present the assets and liabilities that arise from leases on their consolidated balance sheets. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the new standard and its impact on our consolidated financial position, results of operations and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU No. 2016-09”). This ASU makes several modifications to Topic 718 related to the accounting for forfeitures, employer tax withholding on share-based compensation, and the consolidated financial statement presentation of excess tax benefits or deficiencies. ASU No. 2016-09 also clarifies the consolidated statement of cash flows presentation for certain components of share-based awards. The standard is effective for interim and annual reporting periods beginning after December 15, 2016, with early adoption permitted. We adopted this guidance on April 1, 2017 and the adoption of ASU No. 2016-09 did not have a material impact on our consolidated financial position, results of operations and related disclosures.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (“ASU No. 2016-16”), which eliminates the exception in existing guidance which defers the recognition of the tax effects of intra-entity asset transfers other than inventory until the transferred asset is sold to a third party. Rather, the amended guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted as of the beginning of an annual reporting period. We early adopted this guidance on April 1, 2017 and reflected the impacts in the consolidated financial statements. There was no impact to retained earnings for this adoption.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU No. 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU No. 2017-01 is effective for annual reporting periods beginning after December 15, 2017, and interim periods within those years, with early adoption permitted. We will apply the guidance to applicable transactions after the adoption date. The impact on our consolidated financial position, results of operations and related disclosures will depend on the facts and circumstances of any specific future transactions.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU No. 2018-02”). ASU No. 2018-02 allows companies to reclassify stranded tax effects resulting from the Tax Cuts and Jobs Act, from accumulated other comprehensive (loss) income to retained earnings. ASU No. 2018-02 is effective for interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. We are currently evaluating the new standard and its impact on our consolidated financial position, results of operations and related disclosures.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU No. 2018-05”). ASU No. 2018-05 amends certain SEC material in ASC Topic 740 for the income tax accounting implications of the recently issued Tax Cuts and Jobs Act. ASU No. 2018-05 is effective immediately. We evaluated the impact of the Tax Cuts and Jobs Act as well as the guidance of SAB No. 118 and incorporated the changes into the determination of a reasonable estimate of deferred taxes and appropriate disclosures in the notes to our consolidated financial statements (see Note 7). We will continue to evaluate the impact this tax reform legislation may have on its consolidated financial position, results of operations and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” or ASU No. 2018-07. ASU No. 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. ASU No. 2018-07 is effective for interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. We are currently evaluating the new standard and its impact on our consolidated financial position, results of operations and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement,” or ASU No. 2018-13. ASU No. 2018-13 removes, modifies, and adds certain recurring and nonrecurring fair value measurement disclosures, including removing disclosures around the amount(s) of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation process for Level 3 fair value measurements, among other things. ASU No. 2018-13 adds disclosure requirements around changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and a narrative description of measurement uncertainty. The amendments in ASU No. 2018-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty are to be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption, with all other amendments applied retrospectively to all periods presented. Early adoption is permitted. We are currently evaluating the new standard and its impact on our consolidated financial statements and related disclosures.

JOBS Act

The JOBS Act was enacted in April 2017. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential loss arising from adverse changes in market rates and market prices such as interest rates, foreign currency rates and changes in the market value of equity instruments. As of March 31, 2018, we had cash of $17.3 million, consisting of non-interest-bearing deposits denominated in the U.S. dollar and Swiss franc. We do not believe we are currently exposed to any material market risk.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company dedicated to developing and commercializing innovative therapeutics in medical dermatology. We have a robust medical dermatology pipeline with both late-stage and early-development product candidates. Our pipeline targets specific unmet needs in two of the largest growing immuno-dermatology markets, psoriasis and atopic dermatitis, as well as other large markets, including vitiligo, primary focal hyperhidrosis and acne.

We are developing our lead product candidate tapinarof as a differentiated therapeutic aryl hydrocarbon receptor modulating agent, or TAMA, topical cream for the treatment of psoriasis and atopic dermatitis. Psoriasis and atopic dermatitis affect approximately 7.5 million and 28 million people in the United States, respectively. We acquired the worldwide rights to tapinarof (other than with respect to certain rights in China) from GSK in August 2018. Tapinarof and predecessor formulations of tapinarof cream have already been dosed in over 600 subjects across 10 different clinical trials conducted by GSK and Welichem. In five Phase 2 clinical trials, tapinarof and predecessor formulations met all primary endpoints, with clinically meaningful and statistically significant responses coupled with a favorable tolerability profile observed in these trials. A clinically meaningful response refers to an actual health benefit to treated patients, including a clinical assessment of “clear” or “almost clear” skin at end of treatment and “moderately improved” to “very improved” itch as described by treated patients, and achievement of widely adopted primary and secondary endpoints for psoriasis and atopic dermatitis.

Topical corticosteroids, or TCS, are commonly used as the first-line therapy for the treatment of inflammatory skin conditions, such as psoriasis and atopic dermatitis. While convenient and relatively inexpensive, TCS are not as efficacious as systemically-administered biologics, which are more often prescribed for patients with moderate-to-severe cases of psoriasis. Continual TCS treatment also carries the risk of a variety of significant side effects. As a result, TCS are typically used only intermittently, leading to frequent disease flares. Biologic therapies are expensive and inconvenient and have long-term safety issues, and as a result remain limited for use in patients with significant disease burden. Oral therapies have not achieved the same level of efficacy as biologics and also have potential systemic side effects. Given the limitations associated with TCS and systemic therapies, patients with inflammatory skin conditions often report dissatisfaction with their current treatment options. We believe that an unmet need exists for a safe and conveniently administered topical therapy that can be applied without interruption or long-term safety concerns and with potential efficacy similar to systemically-administered biologics. We believe that such a treatment could serve as an alternative for those patients who do not receive adequate relief from current topical therapies or who have reservations about the safety, cost and inconvenience of biologics, or as an additional treatment option to those therapies.

Tapinarof has met its primary endpoint in several clinical trials for the treatment of both psoriasis and atopic dermatitis and has been observed to be well-tolerated. In a Phase 2b clinical trial conducted by GSK, 56% of psoriasis patients treated with tapinarof cream 1% QD achieved treatment success—defined as those patients who experienced a minimum two-point improvement on the PGA resulting in an assessment of “clear” or “almost clear” skin. This compared favorably with the 5% of patients who achieved the same result when treated with vehicle. In a Phase 2b clinical trial in atopic dermatitis also conducted by GSK, 46% of patients treated with tapinarof cream 1% QD achieved a minimum two-point improvement on the IGA resulting in an assessment of “clear” or “almost clear” skin, while only 28% of patients treated with vehicle achieved the same result. Given these results, we plan to initiate two Phase 3 pivotal trials of tapinarof for the treatment of psoriasis in the second quarter of 2019 and anticipate receiving top-line results from these trials in the first half of 2020. If these Phase 3 clinical trials are successful, we anticipate submitting an NDA for tapinarof for the treatment of psoriasis to the FDA in 2021.

Beyond tapinarof, our pipeline consists of four novel product candidates targeting an array of significant unmet medical needs. We are evaluating topical cerdulatinib as another potentially differentiated treatment for vitiligo, an inflammatory skin condition that results in skin depigmentation and for which there are no approved therapies, as well as other inflammatory skin conditions such as atopic dermatitis. Topical cerdulatinib is a dual inhibitor of the JAK and Syk pathways. We believe this dual mechanism of action may offer advantages over inhibition of JAK alone by blocking antigen-presenting cell activation properties of Syk in concert with blocking inflammatory cell activation via the JAK pathway. The results of a preclinical mouse model of atopic dermatitis suggest that, by blocking Syk activity, topical cerdulatinib may suppress the role that exogenous contact antigens play in the activity and flares associated with atopic dermatitis. This approach has the potential to both control disease activity and reduce frequency of disease flares.

DMVT-504 is an investigational oral therapy that we are developing for the treatment of primary focal hyperhidrosis, or PFH, a disorder characterized by excessive sweating. There are currently no FDA-approved systemic therapies for the treatment of PFH, a disease which affects approximately 15 million people in the United States. DMVT-504 is a proprietary oral formulation that combines an immediate-release muscarinic antagonist, oxybutynin, with a delayed-release muscarinic agonist, pilocarpine. The use of oral oxybutynin for the treatment of PFH, while not FDA-approved, has demonstrated clinical utility; however, approximately 51% of patients discontinue treatment due to side effects, with 36% of patients discontinuing specifically due to extreme dry mouth. We believe that our proprietary formulation of oxybutynin, with the addition of delayed-release pilocarpine, provides a unique pharmacokinetic profile to address this limitation of oxybutynin monotherapy. We intend to evaluate a Phase 1 clinical trial of DMVT-504 for the treatment of PFH.

Finally, our earlier stage programs include DMVT-503, a topical DGAT1 inhibitor being developed for the treatment of acne vulgaris, and DMVT-501 (lotamilast), a topical PDE4 inhibitor being evaluated as another treatment option for atopic dermatitis.

We have assembled a team with a history of leadership and innovation in the field of medical dermatology. Our leadership team has a track record of successful new product commercialization including the development, approval and commercial launch of over 30 dermatology products. We are led by our Chief Executive Officer, Todd Zavodnick, who previously served as Chief Commercial Officer of Revance Therapeutics, Inc. and President of International of ZELTIQ Aesthetics, Inc., which was acquired by Allergan plc for $2.47 billion in April 2017, and our Chief Medical Officer, Philip Brown, M.D., who previously served as head of global pharmaceutical drug development of Galderma S.A.

Our Strategy

Our goal is to develop and commercialize innovative therapies for a variety of medical dermatologic indications. We intend to focus exclusively on addressing significant unmet medical needs with the goal of improving patients’ lives. To execute our strategy, we plan to:

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Complete development and obtain FDA approval of our lead product candidate tapinarof for the treatment of psoriasis and atopic dermatitis. We plan to initiate two Phase 3 clinical trials to evaluate tapinarof for the treatment of psoriasis in the second quarter of 2019 and expect to report top-line results from these trials in the first half of 2020. If these Phase 3 clinical trials are successful, we anticipate submitting an NDA for tapinarof for the treatment of psoriasis to the FDA in 2021. In addition, we are continuing to evaluate our development plans for tapinarof for the treatment of atopic dermatitis.

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Advance development of our innovative product pipeline. We plan to initiate a Phase 2a clinical trial of topical cerdulatinib for the treatment of vitiligo in 2019, with top-line results expected in the second half of 2020, and complete Phase 1 and evaluate Phase 2 clinical trials of DMVT-504 for the treatment of PFH. We are also advancing preclinical development of DMVT-503 for the treatment of acne vulgaris.

∎

Establish a specialized team to commercialize our product candidates, if approved. We intend to commercialize tapinarof or any other product candidates that we may successfully develop in North America by building a highly specialized sales force and managed care and access organization. We plan to primarily focus on prescribing dermatologists. Our management team has extensive experience with the commercial launch of dermatology products and will lead our commercialization strategy.

∎

Pursue collaboration opportunities to further maximize the value of our portfolio. We intend to pursue collaboration opportunities with third parties in select sales channels and geographies, including Europe and Japan, to maximize the global potential of our portfolio.

Our Development Programs

We are currently developing five product candidates across five different indications. Our development pipeline is summarized in the figure below:

In connection with our acquisition of tapinarof from GSK, we received worldwide rights to tapinarof except certain intellectual property rights in China. For each of our other product candidates, we did not retain intellectual property rights with respect to China and South Korea. See “—Asset Acquisitions and License Arrangements” for more information.

Unmet Need and Market Opportunities in Psoriasis and Atopic Dermatitis

Medical dermatology is a large and growing market that encompasses inflammatory skin diseases and immuno-dermatology indications. The global market value was estimated at approximately $22 billion in 2017 and is expected to grow at a compound annual growth rate, or CAGR, of approximately 10% through 2024 to over $43 billion, according to EvaluatePharma.

Global Medical Dermatology Market Value and Forecast 2017 – 2024 ($ in billions)

Source: EvaluatePharma

The market’s size and growth potential has been driven by large-sized pharmaceutical companies, such as Johnson & Johnson, AbbVie, Pfizer, Novartis and Amgen. We believe there is an opportunity to broaden the market with innovative products for improved, safer and cost-effective treatments and that dissatisfaction remains with current treatment options. We believe that a tremendous market opportunity awaits innovative therapeutics that are able to fill the significant unmet needs of patients with inflammatory skin conditions, such as psoriasis and atopic dermatitis.

Psoriasis

Psoriasis is a chronic, inflammatory disease with skin lesions characterized by red patches and plaques with silvery scale that affects an estimated 7.5 million people in the United States. Its most common form, psoriasis vulgaris or plaque psoriasis, constitutes approximately 90% of all cases of psoriasis. Psoriasis severity is typically classified by BSA involvement: mild (less than 3% BSA), moderate (3% to 10% BSA) and severe (greater than 10% BSA). Based on this guideline, approximately 85% of patients with psoriasis in the United States have mild to moderate disease and 15% have severe disease. Common signs and symptoms of psoriasis include itching and burning, which can be very intense and frequent. Other symptoms can include cracking and bleeding of the skin. Psoriasis can cause significant social and emotional distress.

Psoriasis has the largest global market among inflammatory skin diseases and medical dermatologic conditions, with approximately $13.2 billion in sales in 2017, approximately $9 billion of which was in the United States, according to EvaluatePharma. This global market is projected to grow to nearly $22 billion, by 2024, including approximately $15 billion in the United States, according to EvaluatePharma. The U.S. market represents more than half of the global market for psoriasis prescriptions, and topical treatments account for approximately 73% of prescriptions in the United States.

Psoriasis U.S. Prescription Market

Source: IQVIA

Figures presented in millions of prescriptions in MAT July 2018.

TCS are the most commonly prescribed first-line therapy across all severities of psoriasis, comprising approximately 66% of total psoriasis prescriptions in the United States in 2018. However, long-term and continual TCS use carries the risk of a variety of significant and potentially irreversible side effects including skin atrophy, telangiectasias (spider veins), hypopigmentation (loss of skin pigment), adrenal gland suppression, contact allergy or infection and steroid-induced acne. These side effects often lead to cycles of intermittent use of TCS, resulting in episodic disease control and flares. As a result, psoriasis patients frequently report dissatisfaction with TCS for long-term disease control and are less likely to adhere to treatment regimens.

In moderate-to-severe cases, patients with psoriasis may be prescribed systemic oral or biologic therapies, including TNF-a and interleukin inhibitors. While highly efficacious, biologic therapies necessitate frequent injections, entail regular physician appointments, have potential systemic toxicities and often require laboratory monitoring. As a result, use of biologics remains limited to patients with significant disease burden. Patients on biologics often continue to use TCS on resistant patches and plaques. Oral therapies have not achieved the same level of efficacy as biologics, yet also have potential systemic side-effects. Despite inferior efficacy compared to biologics, oral therapies comprise significant market share, indicating a need for more convenient treatment options with efficacy in the moderate-to-severe symptom setting. As with biologics, patients on oral therapies often require topical supplementation. Thus, topical therapies are an important part of clinical practice and the treatment regimen across the disease spectrum.

Atopic Dermatitis

Atopic dermatitis is a chronic, itchy inflammatory skin disease that affects an estimated 28 million people in the United States. Atopic dermatitis has a complex pathophysiology involving genetic, immunologic and environmental factors, culminating in skin barrier dysfunction and immune system dysregulation. The condition occurs most frequently in children (up to 30% worldwide). Approximately 60% of those who develop atopic dermatitis show symptoms in the first year of life and up to 85% show symptoms by five years of age. While more prevalent in infancy and adolescence, up to 10% of adults worldwide suffer from atopic dermatitis. Approximately 90% of these patients have mild to moderate disease, while 10% have severe disease. Atopic dermatitis is associated with several comorbidities, including asthma, allergies and depression.

The global market for atopic dermatitis treatment reached approximately $1.2 billion in sales in 2017, including approximately $0.5 billion in the United States, and is projected to grow to approximately $7.0 billion by 2024, including approximately $3.6 billion in the United States, according to EvaluatePharma. The U.S. market represents more than half of the global market for atopic dermatitis prescriptions, with topical treatments accounting for approximately 99% of atopic dermatitis prescriptions in the United States.

Atopic Dermatitis U.S. Market

Source: IQVIA

Figures presented in millions of prescriptions in MAT July 2018.

Safety concerns limit the long-term use of TCS, particularly for children. The increased body surface area to mass ratio in children results in increased absorption and systemic exposure. The American Academy of Dermatology guidelines suggest limiting long-term use of TCS in children to avoid the risk of systemic side effects. As such, 86% of U.S. patients report dissatisfaction with current treatment options for atopic dermatitis according to the National Eczema Association. Biologic therapies are more efficacious. However, as in psoriasis, use of biologic therapy such as the recently approved DUPIXENT is limited to patients with significant disease burden and has been associated with significant long-term safety risks. In addition, PDE4 inhibitors developed to treat atopic dermatitis have been associated with side effects including application site burning and stinging.

Addressing the Unmet Need: Tapinarof

We believe tapinarof has the potential to fill the need for a long-term treatment option for psoriasis and atopic dermatitis. Tapinarof is designed to be a first-line therapy in the form of a steroid-free, once-daily, cosmetically elegant topical cream without the limitations associated with biologics and long-term continual use of TCS. In multiple clinical trials for the treatment of psoriasis and atopic dermatitis, tapinarof showed clinically meaningful and statistically significant responses in psoriasis and atopic dermatitis disease scores, with a favorable tolerability profile observed in these trials. We believe tapinarof will appeal to physicians and payors who wish to minimize or delay the use of costly systemic therapies in patients with more disease severity and for whom TCS prove inadequately effective.

Tapinarof reduces proinflammatory cytokines, upregulates skin barrier components, and boosts anti-oxidant pathways to suppress oxidative damage that contributes to inflammatory skin conditions. Tapinarof modulates the aryl hydrocarbon receptor, or AhR, in a novel way through transient binding as opposed to persistent activation. This produces several desirable biological effects in patients with inflammatory skin disease. AhR reduces Th17 and Th2 pro-inflammatory cytokines, which are understood to play a central role in psoriasis and atopic dermatitis, respectively. AhR regulates several immune responses by controlling the differentiation of specific T cell subpopulations, including Th17, Th2 and T-regulatory subtypes. AhR also plays an important role in the development and maintenance of the skin barrier and its response to external environmental signals. An impairment of skin barrier function has been well described in specific inflammatory skin diseases. Through AhR modulation and signaling, tapinarof promotes epidermal barrier restoration. Finally, AhR modulation facilitates the body’s reaction to oxidative stress by increasing the production of Nrf-2. Nrf-2 is transcription factor that regulates the expression of antioxidant proteins in response to the oxidative damage that is triggered by injury or inflammation. Reduced Nrf-2 levels have been observed in psoriatic skin. Thus, boosting Nrf-2 levels via the AhR pathway may contribute to tapinarof’s therapeutic effect.

Tapinarof’s Mechanism of Action

Prior Clinical Development for Tapinarof

Tapinarof and predecessor formulations of tapinarof cream have been dosed in over 600 subjects across 10 clinical trials conducted to date by GSK and Welichem, including approximately 300 subjects dosed in Phase 2b clinical trials conducted by GSK. Tapinarof was observed to be well-tolerated in each trial. A summary of the studies and trials is set forth in the table below. The trials conducted by Welichem as well as two Phase 1 trials conducted by GSK (IPS117191 and 201661) involved predecessor formulations of tapinarof cream with different component excipients. The Phase 2b clinical trials conducted by GSK were conducted using the current formulation of tapinarof, which we intend to use in future clinical trials, including our planned Phase 3 clinical trials. The current formulation of tapinarof was designed to provide further physical and chemical stability and improve uniformity of distribution of the active pharmaceutical ingredient in tapinarof cream.

In addition, tapinarof and predecessor formulations of tapinarof cream have been evaluated in a variety of preclinical and clinical studies. In each, tapinarof and predecessor formulations of tapinarof cream showed immunological effects consistent with its mechanism of action and with the data that has been gathered in the clinical setting.

STUDY	TRIAL SPONSOR	TREATMENT REGIMEN (TOPICAL APPLICATION)	KEY STUDY FINDINGS
Phase I randomized, double-blind, vehicle-controlled proof-of-concept trial WBI-1001-101 for the treatment of psoriasis Predecessor formulation	Welichem	Study cream on one side (0.5% QD, 0.5% BID, 1% QD, 1% BID, 2% QD, or 2% BID) Vehicle on the other side 28-day trial period 36 total subjects

∎   Primary objective – safety and tolerability.

∎   Secondary objective – efficacy based on mean improvements in PGA score, and BSA, induration, erythema and scaling compared with vehicle (not powered to show statistical significance).

∎   Generally well-tolerated at 0.5% and 1% concentrations, with higher incidence of mild application site reactions at 2% QD and BID. 26 subjects experienced at least one AE, which were all mild except for one event of moderate bronchospasm. Eight AEs were considered related to treatment. The most common AEs were nasopharyngitis (unrelated to treatment), headache (unrelated to treatment), pustular rash and folliculitis. No subjects experienced any serious adverse events, or SAEs, and there were no discontinuations.

STUDY	TRIAL SPONSOR	TREATMENT REGIMEN (TOPICAL APPLICATION)	KEY STUDY FINDINGS

∎   Subjects treated with study cream at both concentrations QD and BID showed greater improvement in PGA scores relative to vehicle at both day 14 and day 28 except day 28 for the 1% QD group. Mean percentage improvement in PGA score from baseline for study group ranged from 23% to 46% at day 14 (1% BID and 2% BID, respectively) and from 24% to 48% at day 28 (1% QD and 0.5% QD, respectively), compared to 6% to 24% at day 14 (2% QD and 1% QD, respectively) and 15% to 30% at day 28 (0.5% BID and 2% BID, respectively) for the vehicle groups.

∎   Study cream also showed greater improvement in induration, erythema and scaling for all groups at both day 14 and day 28 except (i) day 14 for erythema for the 1% BID group and (ii) day 28 for scaling for the 1% QD group.

Phase 2a randomized, double-blind, vehicle- controlled trial WBI-1001-102 for the treatment of psoriasis Predecessor formulation	Welichem	Study cream at 1% BID Vehicle cream BID 12-week trial period 61 total subjects

∎   Primary endpoint – efficacy based on mean improvements in PGA score

∎   Secondary endpoint – efficacy based on PASI score, BSA score and target lesson assessments

∎   At week 12, patients in the study cream 1% BID group showed statistically significant (p<0.0001) improvement in mean change in PGA score from baseline (62.5%) versus placebo (14.2%).

∎   At week 12, patients treated with study cream 1% BID showed statistically significant percentage changes from baseline in PASI score (71%, p<0.0001), BSA score (79%, p<0.0001) and target lesion assessments of induration, scaling and erythema (mean of 76%, p<0.0001).

∎   Generally well-tolerated, with mild to moderate application site reactions. 43 subjects experienced at least one AE (32 in the treatment group). 25 AEs were considered related to treatment. The most common AEs were nasopharyngitis, application site discoloration and application site dermatitis. One subject in the vehicle group experienced a SAE (a severe cerebrovascular event) resulting in discontinuation prior to end of trial period.

STUDY	TRIAL SPONSOR	TREATMENT REGIMEN (TOPICAL APPLICATION)	KEY STUDY FINDINGS
Phase 2a randomized, double-blind, vehicle-controlled trial WBI-1001-201 for the treatment of atopic dermatitis Predecessor formulation	Welichem	Study cream at 0.5% BID and 1% BID Vehicle cream BID 28-day trial period 37 total subjects

∎   Primary endpoint – safety and tolerability.

∎   Secondary endpoint – efficacy based on mean percentage change from baseline for scores for Eczema Area and Severity Index, or EASI, IGA, itch reduction and BSA as well as the index for scoring atopic dermatitis, or SCORAD.

∎   Generally well-tolerated at 0.5% and 1% concentrations, with mild to moderate application site reactions. 31 subjects experienced at least one AE (19 in the treatment group). No AEs were considered related to treatment. The most common AEs were viral respiratory tract infection, headache, vomiting, nausea, dermatosis, back pain and itch. No subjects experienced any SAEs, and there were no discontinuations.

∎   Efficacy data from post-hoc statistical analyses showed that at day 28, patients treated with both 0.5% and 1% study cream showed significant percentage changes from baseline in EASI score (59.3% and 54.9%, respectively, compared with 7.1% for vehicle) (p = 0.03), SCORAD (56.2% and 50.1%, respectively, compared with 18.4% for vehicle) (p = 0.04), IGA (38.9% and 45.8%, respectively, compared with 5.6% for vehicle) (p = 0.003) and itch reduction (74.0% and 56.0%, respectively, compared with 10.8% for vehicle) (p = 0.04), as well as affected BSA reduction (64.4% and 57.7%, respectively, compared with 10.8% for vehicle) (p = 0.03).

Phase 2b randomized, double-blind, vehicle- controlled dose-ranging trial WBI-1001-202 for the treatment of atopic dermatitis Predecessor formulation	Welichem	Study cream at 0.5% and 1% BID Vehicle cream BID 12-week trial period; at week 6, subjects in vehicle group re-randomized to receive study cream for

∎   Primary endpoint – efficacy based on mean percentage change from baseline in IGA scores.

∎   Secondary endpoint – efficacy based on mean percentage change from baseline in EASI, BSA and itch scores and SCORAD.

∎   At day 42 (vehicle-controlled six-week portion), patients treated with both 0.5% and 1% study cream showed

STUDY	TRIAL SPONSOR	TREATMENT REGIMEN (TOPICAL APPLICATION)	KEY STUDY FINDINGS
remaining six weeks. 148 total subjects

significant mean percentage changes from baseline in IGA score: 43% (p < 0.001) and 56.3% (p < 0.001), respectively, compared to 14.7% for vehicle. At day 84 (non-vehicle-controlled six-week portion), patients treated with 0.5% and 1% cream showed mean percentage changes from baseline in IGA score of 48.9% and 73.3%, respectively.

∎   At day 42, patients treated with both 0.5% and 1% study cream also showed significant mean percentage changes from baseline in EASI score (68.9% and 76.3%, respectively, compared with 23.3% for vehicle) (p < 0.001), BSA (65.5% and 71.5%, respectively, compared with 12.1% for vehicle) (p < 0.05), itch (29.8% and 66.9%, respectively, compared with 9.5% for vehicle) and SCORAD (57.5% and 63.4%, respectively, compared with 13.9% for vehicle) (p < 0.05). There was no significant difference in mean percentage change from baseline at day 84 except for itch (0.5% study cream) and BSA score (both 0.5% and 1% study cream).

∎   Generally well-tolerated at 0.5% and 1% concentrations, with mild to moderate application site reactions. 104 subjects experienced at least one AE (82 in treatment groups). 17 AEs were considered related to treatment. The most common AEs were nasopharyngitis, headache and folliculitis. Two study group subjects experienced SAEs, severe acute cholecystitis and moderate cellulitis, with the latter subject discontinuing treatment prior to end of treatment.

Phase 1 randomized, evaluator-blinded, vehicle- controlled, multicenter trial IPS117191 in healthy volunteers Predecessor formulation	GSK	Study cream at 0.5%, 1% and 2% Vehicle cream; positive control (sodium lauryl sulfate 2% solution); and negative control (petrolatum)

∎   Primary objectives – evaluate cumulative irritation potential of study cream.

∎   Secondary objectives – evaluate safety and tolerability.

∎   Study cream was found to be a skin irritant with irritation level correlated with the active drug concentration. Such a relationship is typical for skin irritation but not for (contact) skin allergy. Skin irritation was evaluated using reaction grades of zero

STUDY	TRIAL SPONSOR	TREATMENT REGIMEN (TOPICAL APPLICATION)	KEY STUDY FINDINGS
Six patches applied to randomized test sites on subjects’ backs once daily 46 total subjects through seven, with zero indicating no evidence of irritation, three indicating erythema and papules and seven indicating strong reaction spreading beyond test site. For the 0.5%, 1% and 2% concentrations of study cream, 77%, 79% and 91% of subjects, respectively, scored a reaction grade of three or higher. The skin irritation induced by vehicle alone may have contributed to the skin irritation caused by the active drug substance.

∎   Generally well-tolerated at all concentrations. Nine subjects experienced at least one AE

(now considered related to study cream). The most common AEs were contact dermatitis and headache. No subjects experienced any SAEs. Three subjects discontinued treatment due to moderate to severe contact dermatitis (none considered related to treatment).

Phase 1 randomized, single-center, vehicle- controlled trial 200920 in healthy volunteers (Japan) Predecessor formulation	GSK

Part 1

Two sets of semi-occlusive patches of three strengths (study cream at 0.5% and 1% and vehicle) applied to patients’ backs for:

∎   simple-patch test applied for 48 hours; and

∎   photo-patch test applied for 24 hours.

20 total subjects in Part 1

Part 2

Study cream at 0.5% and 1% and vehicle applied to test sites under non-occlusive condition BID for seven days

∎   Primary objectives – evaluate skin irritation, safety and pharmacokinetic effects.

∎   Part 1 (simple-patch test): weak erythema was observed in one out of 20 subjects at the test site of study cream 0.5%. No other test sites produced reaction. No photo-urticaria and photo-toxicity was observed.

∎   Part 2 (skin irritation): insignificant erythema was observed following repeat applications (≥5 days) of 0.5% and 1% cream in 50% of subjects. There was no reaction of skin observation (subjective symptom).

∎   Generally well-tolerated with only two subjects experiencing AEs of contact dermatitis in Part 1 (none considered related to study cream). No subjects experienced any SAEs, and there were no discontinuations.

STUDY	TRIAL SPONSOR	TREATMENT REGIMEN (TOPICAL APPLICATION)	KEY STUDY FINDINGS
Six total subjects in Part 2
Phase 1 single-center trial 201661 in healthy volunteers Predecessor and current formulations	GSK

Two formulations of study cream 1% (cream A and B) applied to opposite forearms of each subject QD for seven days (up to 1.5% BSA). Vehicle cream applied to forearms on day one only.

Seven total subjects

∎   Primary objectives – evaluate residency time of study cream in skin via skin biopsy.

∎   Secondary objectives – exclude safety and tolerability.

∎   Extended residency of study cream observed in healthy mini-pig skin was not observed in healthy human skin. Study cream was detectable in healthy human skin for up to 48 hours post-treatment period in the cream A arm and up to 24 hours post-treatment period in the cream B arm. Study cream was observable only to an average depth of 60 micrometers for all subjects.

∎   Generally well-tolerated with five subjects experiencing AEs, with one subject experiencing itch considered related to study cream and three subjects experiencing post-biopsy contusion, pain or complication syncope. No subjects experienced any SAEs, and there was one discontinuation unrelated to AEs (withdrawal of consent to study).

Phase 1 single-center trial 201851 for the treatment of atopic dermatitis Current formulation	GSK	Study cream at 2% (cohort 1) or 1% (cohort 2) applied BID to affected skin on an area ranging from 15% to 35% of patients’ total BSA for 21 days 11 total subjects (five in cohort 1; six in cohort 2)

∎   Primary objectives – evaluate systemic exposure and safety and tolerability.

∎   Secondary objectives – evaluate clinical response of study cream using IGA, EASI, itch and BSA scores.

∎   In subjects with moderate to severe atopic dermatitis, based on post-application plasma concentrations, there was systemic absorption of study cream with both the 1% and 2% concentrations following twice daily topical application. Response rate was comparable between the 1% and 2% concentrations, with 1% showing better tolerability.

∎   At day 14, 100% and 40% of patients treated with 1% and 2% study cream, respectively, achieved an over 50% improvement over baseline in EASI

STUDY	TRIAL SPONSOR	TREATMENT REGIMEN (TOPICAL APPLICATION)	KEY STUDY FINDINGS

score (mean percentage changes from baseline of 71% and 45%, respectively). At day 21, 100% of patients in both cohorts achieved an over 50% improvement over baseline in EASI score (mean percentage changes from baseline of 74% in the 1% cohort and 67% in the 2% cohort). After day 1, three out of five subjects in the 2% cohort stopped treatment due to AEs (as described below) but remained in the study for continued safety and pharmacokinetic assessment. These subjects are not included in efficacy results at day 21.

∎   At day 14, 20% and 33% of patients treated with 1% and 2% study cream, respectively, achieved an IGA score of zero or one and at least a two-point improvement over baseline in IGA score, referred to as IGA success. At day 21, 50% of patients in both cohorts achieved IGA success.

∎   At day 14, patients treated with 1% and 2% study cream, respectively, achieved mean percentage changes in itch score of 75% and 29%, respectively (at day 21, the mean percentage changes were 67% and 53%, respectively).

∎   At day 14, patients treated with 1% and 2% study cream, respectively, achieved mean percentage changes in BSA of 64% and 46% (at day 21, the mean percentage changes were 77% and 54%, respectively).

∎   Mild or Moderate AEs were observed in each subject, with two subjects in the 2% cohort experiencing severe AEs (nausea, diarrhea, toothache and headache). Each subject experienced at least one AE related to study cream. The most common AEs were dizziness, headache, abdominal pain, diarrhea, nausea, vomiting, application site folliculitis and fatigue. No subjects experienced SAEs. Three out of five subjects discontinued treatment after the first application of the 2% concentration due to severe AEs, but were not withdrawn

STUDY	TRIAL SPONSOR	TREATMENT REGIMEN (TOPICAL APPLICATION)	KEY STUDY FINDINGS
from the study and continued to attend planned study visits for assessments (other than for drug efficacy).
Phase 2b randomized, double-blind, vehicle- controlled, dose-ranging trial 203121 for the treatment of atopic dermatitis Current formulation	GSK	Study cream 0.5% or 1% QD or BID Vehicle cream QD or BID 12-week trial period 247 total subjects

∎   Primary endpoint – efficacy based on percentage of patients who achieved minimum two-point improvement in IGA score and assessment of “clear” or “almost clear” skin, referred to as “treatment success.”

∎   Secondary endpoint – EASI score, BSA score, itch improvement, change in total severity score, subject impressions of symptom severity and safety and tolerability.

∎   Using a post-hoc analysis to account for missing data due to the high rate of dropout in the vehicle group, at week 12, 53% of patients treated with 1% BID and 46% treated with 1% QD met treatment success, compared with 24% and 28% for vehicle BID and QD, respectively. At week 12, 37% of patients treated with 0.5% BID and 34% treated with 0.5% QD met treatment success.

∎   At week 12, 60% and 51% of patients achieved a 75% improvement in EASi score in 1% BID and 1% QD groups, respectively.

∎   Generally well-tolerated at 0.5% and 1% concentrations, with majority of AEs and treatment-emergent AEs reported as mild or moderate. 133 subjects experienced at least one AE (97 in treatment groups). 127 subjects experienced at least one treatment-emergent adverse event, or TEAE (93 in treatment groups). A TEAE is defined as an AE which occurred on or after the start date of study treatment and on or before the last visit.

∎   32 TEAEs were considered related to treatment (24 in treatment groups). The most common treatment-related TEAEs were nasopharyngitis, folliculitis, upper respiratory tract infection and headache. One subject reported a serious TEAE, which was not considered related to treatment. 13 subjects discontinued prior to end of treatment period. See “—Phase 2b Trial of

STUDY	TRIAL SPONSOR	TREATMENT REGIMEN (TOPICAL APPLICATION)	KEY STUDY FINDINGS
Tapinarof in Atopic Dermatitis” for further information regarding adverse events.
Phase 2b randomized, double-blind, vehicle- controlled dose-ranging trial 203120 for the treatment of psoriasis Current formulation	GSK	Study cream at 0.5% or 1% QD or BID Vehicle cream QD or BID 12-week trial period 227 total subjects

∎   Primary endpoint – efficacy based on percentage of patients who achieved minimum two-point improvement in PGA score and assessment of“clear” or “almost clear” skin, referred to as “treatment success.”

∎   Secondary endpoint – PASI score, BSA score, change in target lesion grading scores, psoriasis symptom diary scores, subject impressions of symptom severity and safety and tolerability.

∎   At week 12, 65% of patients treated with 1% BID and 56% treated with 1% QD met treatment success, compared with 11% and 5% for vehicle BID and QD, respectively (p = 0.05). At week 12, 46% of patients treated with 0.5% BID and 36% treated with 0.5% QD met treatment success.

∎   At week 12, 65% and 56% of patients achieved a 75% improvement in PASI score in 1% BID and 1% QD groups, respectively.

∎   Generally well-tolerated at 0.5% and 1% concentrations, with majority of AEs and TEAEs reported as mild or moderate. 109 subjects experienced at least one AE (89 in treatment groups). 104 subjects experienced at least one TEAE (85 in treatment groups). 16 TEAEs were considered related to treatment (14 in treatment groups). The most common treatment-related TEAEs were folliculitis, contact dermatitis and headache. Seven subjects reported SAEs, none of which considered related to treatment. 16 subjects discontinued prior to end of treatment period. See “—Phase 2b Trial of Tapinarof in Psoriasis” for further information regarding adverse events.

In presentations of statistical results in this prospectus, a p-value is a measure of statistical significance of the observed results, or the probability that the observed results was achieved purely by chance. By convention, a p-value of 0.05 or lower is commonly considered statistically significant (e.g., a p-value of <0.05 means that there is a 5% chance that the observed result was purely due to chance). The FDA utilizes the reported statistical measures when evaluating the results of a clinical trial, including statistical significance as measured by p-value, to evaluate the reported evidence of a drug product’s safety and efficacy.

Phase 2b Trial of Tapinarof in Psoriasis

In 2016, GSK completed a multicenter randomized, double-blind, vehicle-controlled Phase 2b clinical trial of tapinarof for the treatment of psoriasis in 227 adult patients in the United States, Canada and Japan. The trial consisted of three phases: a screening phase (for up to four weeks), the treatment phase (12 weeks) and a post-treatment follow-up phase (four weeks). Patients were randomized equally to six treatment groups: tapinarof cream 0.5%, tapinarof cream 1.0% or vehicle, each applied to psoriasis lesions either QD or BID. The clinical trial design is shown below.

Tapinarof Psoriasis Phase 2b Clinical Trial Design

The PGA and PASI scores are the most commonly used clinical tools to measure psoriasis disease severity and were utilized in this trial. The primary endpoint was the percentage of patients who achieved a minimum two-point improvement in PGA score and resulted in an assessment of “clear” or “almost clear” skin at week 12. These cases were considered a “treatment success.” The percentage of patients achieving treatment success at week 12 was much higher than vehicle for both tapinarof concentrations. 65% of patients who applied tapinarof cream 1% BID and 56% of those who applied it QD were considered a treatment success at week 12. This compares favorably to the 11% and 5% levels for vehicle BID and QD, respectively. Higher PGA responses were observed with tapinarof than vehicle from week 2 through the end of post-treatment follow-up. We believe that quick onset of action coupled with long-lived control (even after the discontinuation of treatment) would be an attractive trait of a new therapy for psoriasis. At week 12, 65% and 56% of patients achieved PASI75 in the tapinarof cream 1% BID and QD groups, respectively.

PGA Score of Zero or One and Minimum Two-Point Improvement from Baseline

Primary Endpoint: Assessed in mITT** population

Patient numbers at Week 12.
*	Difference versus vehicle is statistically significant at p=0.05 level (the 95% confidence interval excludes 0).
**	At a single trial site, none of the total of 31 subjects had medical records to confirm a diagnosis of chronic stable plaque psoriasis for ≥6 months as per the inclusion criteria. In addition, 17 subjects (55%) had a %BSA outside of the acceptable percentage for study inclusion. The non-compliant site led to the creation of the modified Intention to Treat, or mITT, population.

At week 12, 65% and 56% of patients achieved PASI75 in the tapinarof cream 1% BID and QD groups, respectively. Overall, PASI75 response rates at week 12 were higher in the tapinarof 1% QD group compared with the vehicle QD group.

PASI75 from Baseline

Secondary Endpoint: Assessed in mITT population

Patient numbers at Week 12.
*	Difference versus vehicle is statistically significant at p=0.05 level (the 95% confidence interval excludes 0).

Patient-reported outcome data was collected during the Phase 2b trial, including data on reduction in severity of itch. At week 12, most patients treated with tapinarof cream 1% (70% of patients treated BID and 76% of patients treated QD) and tapinarof cream 0.5% (77% of patients treated BID and 73% of patients treated QD) rated their itch to be “moderately improved” to “very improved,” compared to patients treated with vehicle (47% of patients treated BID and 35% of patients treated QD).

Tapinarof was observed to be well-tolerated in this Phase 2b trial for psoriasis, with the majority of AEs reported as mild or moderate in intensity. In the study, TEAEs were considered treatment related in 16% to 26% of dosed patients. The most common treatment-related TEAEs were folliculitis, dermatitis contact, and headache. TEAEs led to permanent discontinuation of study treatment in 10% of dosed patients (15 patients total). Nine out of these 15 patients discontinued treatment due to TEAEs unrelated to treatment, and the remaining six patients discontinued primarily due to contact dermatitis. A total of seven serious TEAEs were reported. These events, reported in one patient each, consisted of atrial fibrillation, acute cardiac failure, dehydration and malignant melanoma for tapinarof 0.5% BID, coronary artery disease and hemolytic uremic syndrome for tapinarof 1% QD, alcoholic pancreatitis for tapinarof 1% BID, and enlarged uvula for tapinarof 1% QD. None were considered to be related to treatment.

An AE is defined as any untoward medical occurrence in a patient under clinical investigation, temporarily associated with the use of a product candidate, whether or not considered related to the product candidate.

A TEAE is defined as an AE which occurred on or after the start date of study treatment and on or before the last visit.

A treatment-related TEAE is defined as a TEAE observed to be related to administration of study treatment.

Planned Phase 3 Clinical Trials for Tapinarof in Psoriasis

We expect to initiate two Phase 3 clinical trials of tapinarof for the treatment of psoriasis in the second quarter of 2019. These Phase 3 trials will evaluate the safety and efficacy of tapinarof cream 1% QD dosed for 12 weeks versus vehicle. We expect that these trials will enroll adult patients with plaque psoriasis. Assessments will include PGA score, PASI75, BSA, itch, quality of life, systemic exposure, and safety and tolerability. Following the 12-week vehicle-controlled portion of the study, we will offer all patients the option to enroll in a separate open-label extension study for an additional 40 weeks of treatment. Patients who do not enroll in this extension study will complete a follow-up visit at week 16, approximately four weeks after end of treatment.

Patients who enter the extension study will be treated based on their PGA score at the end of the 12-week study:

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Patients entering with a PGA score greater than or equal to one will be treated with tapinarof cream 1% QD until they achieve a PGA score of zero, at which time treatment will be discontinued and patients will be monitored for durability of response. If disease worsening occurs following discontinuation of treatment, as evidenced by a PGA score of greater than or equal to two, tapinarof treatment will recommence and continue until such patient achieves a PGA score of zero.

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Patients entering with a PGA score of zero will initially discontinue tapinarof treatment and will be monitored for durability of response. If disease worsening occurs, as evidenced by a PGA score of greater than or equal to two, treatment with tapinarof cream 1% QD will recommence and continue until such patient achieves a PGA score of zero.

This treatment and retreatment cycle will continue until the end of the extension study. Patients who enroll in this extension study will complete a follow-up visit at week 44, approximately four weeks after end of treatment in the extension study.

We expect to report top-line results from these two trials in the first half of 2020. If these Phase 3 clinical trials are successful, we anticipate submitting a NDA for tapinarof for the treatment of psoriasis to the FDA in 2021.

Two Identical Phase 3 Trials of Tapinarof for the Treatment of Plaque Psoriasis: Trial Design

*	Decision to commence treatment at start of extension study based on PGA score at Week 12 visit in 12-week study. Retreatment criteria for psoriasis disease worsening defined as PGA score ≥2; patients with psoriasis disease worsening enter retreatment with tapinarof 1% QD until a PGA score of zero is achieved.

Phase 2b Trial of Tapinarof in Atopic Dermatitis

In 2017, GSK completed a multicenter randomized, double-blind, vehicle-controlled Phase 2b clinical trial of tapinarof for the treatment of atopic dermatitis in 247 adult (aged 18 to 65 years) and adolescent (aged 12 to for

17 years) patients in the United States, Canada and Japan. The trial consisted of three phases: a screening phase (for up to four weeks), the treatment phase (12 weeks) and a post-treatment follow-up phase (four weeks). Patients were randomized equally to six treatment groups: tapinarof cream 0.5%, tapinarof cream 1% or vehicle, each applied to atopic dermatitis lesions either QD or BID. The clinical trial design is shown below.

Tapinarof Phase 2b Atopic Dermatitis Trial Design

The primary endpoint was the percentage of patients who achieved a minimum two-point improvement in IGA score and resulted in an assessment of “clear” or “almost clear” skin at week 12. These cases were considered a “treatment success.” Secondary endpoints included the percentage of patients with at least 75% improvement in EASI from baseline. Efficacy was evaluated in the ITT population. The non-responder imputation, or NRI, method was used for the primary and secondary endpoints in the ITT patient population to impute missing data due to the high rate of dropout in the vehicle group, where any missing values are treated as a non-response, as a sensitivity analysis for the efficacy evaluation.

Overall, the percentage of patients achieving treatment success at week 12 was much higher than vehicle for both tapinarof concentrations, with a robust dose response. Treatment success at week 12 was higher for both tapinarof concentrations when compared with vehicle. 53% of patients who applied tapinarof cream 1% BID and 46% of those who applied it QD were considered a treatment success at week 12. This compares favorably to the 24% and 28% levels for vehicle BID and QD, respectively. At week 12, 60% and 51% of patients treated with tapinarof cream 1% BID and QD, respectively, achieved EASI75.

IGA of Zero or One and Minimum Two-Grade Improvement from Baseline

Primary Endpoint: Assessed in ITT population (NRI analysis)

IGA response: IGA score of 0 or 1 and a ≥2-grade improvement from baseline.

The NRI method was used for the primary and secondary endpoints in the ITT patient population to impute missing data, where any missing values are treated as a non-response, as a sensitivity analysis for the efficacy evaluation.

The primary analysis of the ITT treatment groups showed a separation between three of the active treatment groups and the vehicle groups at the primary endpoint. The tapinarof cream 1% groups maintained IGA responses at two- and four-weeks post-treatment.

At week 12, 60% and 51% of patients achieved PASI75 in the tapinarof cream 1% BID and QD groups, respectively. Overall, EASI75 response rates at week 12 were higher in all tapinarof groups compared with the vehicle groups.

EASI75 from Baseline

Secondary Endpoint: Assessed in ITT population (NRI analysis)

*	Difference versus vehicle is statistically significant at p=0.05 level (95% confidence interval excludes 0).
EASI75 response: ≥75% improvement in EASI from baseline.

The NRI method was used for the primary and secondary endpoints in the ITT patient population to impute missing data, where any missing values are treated as a non-response, as a sensitivity analysis for the efficacy evaluation.

Patient-reported outcome data was collected during the Phase 2b clinical trial, including data on reduction in severity of itch. At week 12, most patients treated with tapinarof cream 1% (78% of patients treated BID and 87% of patients treated QD) reported “moderately improved” to “very improved” itch, compared to patients treated with vehicle (47% of patients treated BID and 64% of patients treated QD).

Tapinarof was observed to be well-tolerated in this Phase 2b trial for atopic dermatitis, with the majority of AEs reported as mild or moderate in intensity. In the study, TEAEs were considered treatment-related in 10% to 19% of dosed patients. The most commonly reported TEAEs were nasopharyngitis, folliculitis, upper respiratory tract infection and headache. TEAEs led to permanent discontinuation of study treatment in 4% of dosed patients (seven patients total) compared to 7% of patients receiving vehicle (six patients total). Only one patient (tapinarof 1% BID) experienced a SAE of anxiety and hyperactive disorder, which was not considered to be related to treatment.

An AE is defined as any untoward medical occurrence in a patient under clinical investigation, temporarily associated with the use of a product candidate, whether or not considered related to the product candidate.

A TEAE is defined as an AE which occurred on or after the start date of study treatment and on or before the last visit.

A treatment-related TEAE is defined as a TEAE observed to be related to administration of study treatment.

We are continuing to evaluate our development plans for tapinarof for the treatment of atopic dermatitis.

Preclinical Studies of Tapinarof

Regulatory standards for carcinogenicity assessment of dermal product candidates require one dermal and one systemic rodent study, each with daily dosing over 104 weeks. GSK’s dermal mouse carcinogencity study for tapinarof was completed with no gross abnormalities reported, although complete pathology results will not be available until mid-2019. In GSK’s systemic rat carcinogenicity study of tapinarof, its low oral bioavailability and low solubility in a wide range of oral vehicles led to selection of a subcutaneous route of administration using a 30% captisol vehicle to address these issues. Male rats in this subcutaneous study experienced a significant rise in mortality at weeks 45 to 48, in both the tapinarof and vehicle arms. A significant rise in mortality was also later observed in the female dose groups. This excess mortality is believed to have been caused by the daily subcutaneous administration of a hypertonic vehicle. In consultation with the FDA, this study was terminated at week 82. Dermavant intends to request a Type C meeting with the FDA in the second half of 2019, after data from both the dermal and systemic carcinogencity studies is available, to discuss the overall findings. At this time, we do not believe the early termination of the systemic carcinogenicity study will delay NDA submission since the NDA would seek approval for a topical route of administration and since systemic absorption in clinical trials has been low with no nonclinical toxicology concerns observed to date. In addition, a 39-week dermal toxicity study of tapinarof in minipigs revealed no dermal or systemic effects at dose concentrations up to 3% of the cream formulation of tapinarof administered twice daily over the nine-month study period. If, however, the FDA requires completion of another systemic carcinogenicity study prior to NDA submission, we believe that this could delay submission of a tapinarof NDA.

Patent Protection for Tapinarof

We currently have a patent family in the United States covering claims directed to the specific formulation of tapinarof that we intend to evaluate in our planned Phase 3 clinical trials. The formulation patent has a natural expiration date in 2036 in the United States, subject to any adjustment or extension of patent term that may be available. We have also filed foreign counterpart applications that are still pending in foreign jurisdictions and, if patents issue from these formulation applications, they will similarly have a natural expiration date in 2036 in the foreign jurisdictions, subject to any adjustment or extension of patent term that may be available. We also intend to pursue patent applications in the United States and foreign jurisdictions directed to other methods of using such formulations for treating psoriasis and atopic dermatitis, as well as other oil-in-water micro-emulsions of tapinarof and methods of use. See “—Intellectual Property —Tapinarof.”

Topical Cerdulatinib: A Dual JAK/Syk Inhibitor

We are evaluating topical cerdulatinib as a differentiated dual inhibitor of the JAK and Syk pathways. Given its unique mechanism of action, we believe that topical cerdulatinib could provide a differentiated treatment option for vitiligo, a condition characterized by skin depigmentation for which there are no FDA approved treatments, as well as other inflammatory skin conditions such as atopic dermatitis.

Pro-inflammatory mediators such as cytokines play a pivotal role in the pathogenesis of inflammatory skin diseases including vitiligo and atopic dermatitis. Cytokine receptors on cell surfaces activate specific intracellular signaling pathways, including JAK and Syk. JAK pathways play pivotal roles for the downstream signaling of inflammatory cytokines. Once triggered by these cytokines, JAKs activate transcription factors that increase pro-inflammatory gene expression. Thus, JAK inhibition blocks activation and amplification of the inflammatory response. Syk, another signaling molecule, also plays a role in the regulation of inflammatory pathways. In cell assays, immunostimulatory nucleic acids have demonstrated the ability to induce Syk phosphorylation in keratinocytes, leading to the production of pro-inflammatory cytokines. Moreover, Syk signaling plays an important role in pathways that lead to the maturation and activation of antigen-presenting cells.

Cerdulatinib’s Mechanism of Action

Topical Cerdulatinib for the Treatment of Vitiligo

Vitiligo Overview

Vitiligo is an inflammatory skin condition characterized by skin depigmentation resulting from the loss of skin melanocytes. It usually involves the face, digits, arms, inguinal area, anogenital area, umbilicus and nipples, and can also affect the hair. Affected patches of skin are sharply demarcated and noticeable, particularly among patients with a darker natural skin color. Affected hair typically appears bleached. While the exact cause of vitiligo remains unknown, proposed mechanisms include autoimmune destruction of melanocytes, reduced survival of melanocytes and primary melanocyte defects (likely with a genetic component). The prevalence of vitiligo in the United States is estimated to be 0.74%, representing approximately 2.4 million people. Vitiligo can severely impact patients’ quality of life and psychological well-being due to its appearance and visibility, which can each persist for the duration of a patient’s life. The psychological impact of vitiligo commonly manifests as depression, anxiety and low self-esteem and may be associated with social isolation.

There are no FDA-approved treatments for vitiligo. Dermatologists typically prescribe TCS, topical calcineurin inhibitors and/or phototherapy. However, current treatments do not adequately address patient needs: TCS lose effectiveness for patients with more extensive symptoms and can produce numerous side effects; calcineurin inhibitors can produce side effects including burning sensations, intense itch and erythema; and phototherapies may increase the risk of photodamage and skin cancer.

Preclinical Data for Topical Cerdulatinib in Vitiligo

Based on preclinical data observed to date, we believe cerdulatinib’s dual JAK/Syk inhibition has the potential to be a powerful combination for the treatment of vitiligo. Multiple published reports suggest that JAK inhibitors alone might be effective for the treatment of vitiligo. JAK inhibition blocks keratinocyte production of the chemokine CXCL10, which is important for the recruitment of autoreactive T cells that destroy pigment-producing cells. Treatment with JAK inhibitors has led to skin repigmentation in areas that are not responsive to current therapies. Meanwhile, suppression of antigen-presenting cell activity by Syk inhibition has the potential to prevent initiation and stimulation of the autoimmune response that may contribute to the pathogenesis of vitiligo.

In a mouse model of vitiligo, the effect of cerdulatinib (dosed orally QD) on epidermal depigmentation and melanocyte-specific immunity was evaluated versus placebo over a five-week span. The mice showed a significant decrease in vitiligo scores compared with vehicle at doses of 30 mg/kg (p=0.0003) and 60 mg/kg (p=0.0001). The drug prevented epidermal depigmentation in the mice and was associated with a significant reduction of melanocyte-specific T cells in skin tissues. We believe that these data provide a preclinical rationale for blocking JAK/Syk signaling via topical cerdulatinib for the treatment of vitiligo. The ability to administer cerdulatinib topically offers potentially improved tolerability over orally administered systemic JAK inhibitors.

We plan to evaluate topical cerdulatinib in a Phase 2a clinical trial for the treatment of vitiligo in 2019 and expect to report top-line results in the second half of 2020.

Topical Cerdulatinib for the Treatment of Atopic Dermatitis

Given cerdulatinib’s unique dual JAK/Syk inhibitor mechanism of action, we believe it also has the potential to offer particular advantages for the treatment of atopic dermatitis and as a result, provide another differentiated topical treatment option for atopic dermatitis. In a preclinical mouse model of atopic dermatitis, contact sensitization is experimentally induced via the application of dinitrochlorobenzene. Syk knockout mice are resistant to this chemically-induced contact dermatitis. By blocking Syk activity, topical cerdulatinib may suppress the role that exogenous contact antigens play in the activity and flares associated with atopic dermatitis. Inhibiting both pathways simultaneously has the potential to not only control inflammatory disease activity but also to reduce flare frequency.

We conducted a Phase 1 study to investigate the safety, tolerability and pharmacokinetic profile of topical cerdulatinib in healthy volunteers and adults with atopic dermatitis over a 14-day study period. The first portion of the study evaluated the safety profile, pharmacokinetic profile and tolerability of four ascending doses of topical cerdulatinib in healthy volunteers. The second portion of the study evaluated adults with atopic dermatitis randomized to receive topical cerdulatinib gel 0.4%, or vehicle applied BID for 14 days.

The results showed reductions in atopic dermatitis disease activity and evidence of drug-target engagement via biomarkers. Lesional skin biopsies were obtained prior to initial cream application as well as after the final cerdulatinib application of the study to assess histology, proliferation and cellular infiltration. Measures of epidermal hyperplasia showed improvements from treatment with cerdulatinib. Gene expression of immune markers was also reduced, which correlated with improvement in clinical response. Topical cerdulatinib gel 0.4% was generally observed to be well-tolerated among patients in this study, with no serious AEs reported or study discontinuations.

We are continuing to evaluate our development plans for topical cerdulatinib for the treatment of atopic dermatitis.

Oxybutynin/Pilocarpine for the Treatment of Primary Focal Hyperhidrosis

Primary Focal Hyperhidrosis Overview

Primary focal hyperhidrosis is a condition characterized by excessive sweating—beyond what is physiologically required by the body or what is expected given the local environment and temperature. The most common focal areas affected by the disease are the underarms, palms of hands, soles of feet, and face. Approximately 80% of patients experience symptoms in multiple areas of the body, with 70% of patients reporting excessive sweating in multiple areas. PFH is believed to result from overactivity of the sympathetic nervous system. Hyperhidrosis results in substantial impairments for patients; excessive sweating, which can range from mild to “dripping,” can severely limit social interactions, work productivity and physical activity. Patients with hyperhidrosis also may experience emotional or psychological distress. Patient surveys report that health-related quality of life is similar to or worse than other dermatologic conditions. Hyperhidrosis has an estimated prevalence in the United States of 4.8%, representing approximately 15.3 million people, half of whom are reportedly undiagnosed.

There are currently no FDA-approved systemic treatments for PFH. Current treatment options are either painful (including Botox injections), ineffective, or poorly tolerated. Topical antiperspirants are commonly used to treat PFH, particularly in milder cases, but patients must re-apply frequently as such products only provide short-term sweat relief and have modest efficacy. Skin irritation is common. In severe cases, invasive procedures can be employed, removal or destruction of sweat glands (surgically or by microwave irradiation) and sympathectomy (surgical removal of a sympathetic nerve). These procedures can be very painful. The use of oral oxybutynin monotherapy for the treatment of PFH, while not FDA-approved, has demonstrated clinical utility; however, the majority of patients discontinue treatment due to side effects, most commonly extreme dry mouth. A significant unmet need exists for a systemic treatment for PFH that is well-tolerated, and we believe that DMVT-504 has the potential to meet this need.

DMVT-504 is a proprietary oral formulation that combines an immediate-release muscarinic antagonist, oxybutynin, with a delayed-release muscarinic agonist, pilocarpine, designed to mitigate dry mouth typically observed with anticholinergic therapies for better long-term tolerability. We are evaluating several dose combinations of oxybutynin and pilocarpine for advancement into pivotal clinical trials assuming one of the dose combinations meets our pharmacokinetic, or PK, criteria. The PK criteria we are targeting will depend primarily on the timing of release and PK profile of the two active ingredients. We own or license several patents and provisional applications for DMVT-504. See “—Intellectual Property.”

Phase 2a Trial Data

In a Phase 2a proof-of-concept clinical trial conducted by TheraVida in patients with PFH, THVD-102 (a predecessor formulation of DMVT-504) significantly reduced Hyperhidrosis Disease Severity Score, or HDSS, compared with placebo (p=0.04). A total of 24 subjects were randomized to one of six sequences of THVD-102, oxybutynin monotherapy and placebo in 21-day double-blind crossover treatment periods and were evaluated for changes in HDSS from baseline to end of treatment. The efficacy of THVD-102 was comparable to that of oxybutynin monotherapy. However, there was a statistically significant reduction (p=0.027) in dry mouth symptoms in patients treated with THVD-102 compared with oxybutynin monotherapy. We believe that a reduction in dry mouth symptoms may improve adherence to treatment and lead to better outcomes. THVD-102 was generally observed to be well-tolerated with no unexpected side effects.

DMVT-503 for Acne Vulgaris

DMVT-503 is a differentiated topical sebum inhibitor under development for the topical treatment of acne vulgaris. DMVT-503 was previously evaluated in mouse models and demonstrated dose-dependent atrophy of sebum-producing sebaceous glands. We are assessing the drug’s safety, tolerability and evidence of target engagement in the skin in preclinical models with the goal of using these studies to support an IND filing.

Lotamilast Gel (DMVT-501) for Atopic Dermatitis

We are evaluating lotamilast, a PDE4 inhibitor, as another potential topical treatment option for atopic dermatitis. As a PDE4 inhibitor, lotamilast increases intracellular levels of the secondary messenger cyclic AMP, blocking the production of pro-inflammatory cytokines. Increased PDE4 activity has been correlated with the pathophysiologic inflammatory responses observed in patients with atopic dermatitis. We and Eisai have evaluated lotamilast in ointment formulations in concentrations up to 0.5% in Phase 2 clinical trials in adult and adolescent patients with atopic dermatitis. We plan to evaluate lotamilast for further development in a 1% topical gel formulation to assess whether a gel formulation may allow for more drug loading and deliver higher amounts of drug product into the skin as compared to ointment and do not intend to rely on data from ointment formulation studies in the future. We expect to complete preclinical studies for a 1% topical gel formulation of lotamilast in 2019.

To ensure long term continuity of our innovative product pipeline, we intend to selectively identify and pursue development of product candidates that could have clinically meaningful impact in inflammatory skin diseases and other medical dermatologic conditions with high unmet need.

Dermavant is a Vant within the Roivant Family of Companies

We have benefited from our ability to leverage the Roivant model and the greater Roivant ecosystem. The period of time between our formation and our operational maturation was shortened based on the support from centralized Roivant functions available to us since our creation. This includes operational functions as well as access to Roivant’s proprietary technology and digital innovation platforms. Consistent with its model, Roivant has also provided us with access to an embedded team of scientific experts, physicians and technologists to help optimize the clinical development and commercial strategies of the company. In the future, we may have the ability to benefit from Roivant’s economies of scale and scope, including but not limited to the opportunity to:

∎	leverage Roivant Pharma’s business development engine and vast network of industry relationships for the identification of, and access to, new assets and synergistic partnerships;

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enter channel partnerships with other Vants in the Roivant family of companies (including but not limited to technology-focused Vants built by Roivant Health), with the goal of delivering efficiencies in the development and commercialization process;

∎	access Roivant’s human capital platform to recruit new employees from within and beyond the biopharmaceutical industry;

∎	enable its employees to participate in Roivant’s career development program which facilitates employee mobility across Vants in the Roivant family of companies;

∎	benefit from shared learnings, best practices, and external industry relationships across the Roivant family of companies; and

∎	derive certain benefits of scale upon becoming a commercial-stage company.

Sales and Marketing

Our leadership team has a track record of successful new product commercialization including the development, approval and commercial launch of over 30 dermatology products. If approved, we intend to commercialize tapinarof or any other product candidates that we may successfully develop in North America by building a highly specialized sales force and managed care and access organization. We plan to primarily focus on prescribing dermatologists. We also intend to pursue collaboration opportunities with third parties in select sales channels and geographies, including Europe and Japan, to maximize the global potential of our portfolio.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, as well as academic institutions, governmental agencies and public and private research institutions. Any product candidate that we successfully develop and commercialize will compete with existing treatments, including those that may have achieved broad market acceptance, and any new treatment that may become available in the future. Our success will be based in part on our ability to discover, develop and commercialize product candidates that are innovative, differentiated, safer and more effective than competing products.

Tapinarof’s primary competition in the psoriasis market comes from injectable biologic therapies such as Humira, which is marketed by AbbVie and Eisai, and oral PDE4 inhibitors such as OTEZLA®, which is marketed by Celgene. To a lesser extent, tapinarof would also face potential competition from companies that are developing and/or already market TCS and Vitamin D analogues.

With respect to our products in development for the treatment of atopic dermatitis (tapinarof, topical cerdulatinib and lotamilast), we face potential competition from DUPIXENT®, a biologic therapy marketed by Regeneron, PF-04965842, a JAK1 inhibitor oral therapy by Pfizer, and upavacitinib, an oral JAK inhibitor by AbbVie. We will also face competition from companies that market branded and generic corticosteroids, topical calcineurin inhibitors and topical PDE4 inhibitors.

With respect to oxybutynin/pilocarpine for the systemic treatment of PFH, there are currently no systemic therapies approved for commercialization or in development of which we are aware, other than TC-5214, a nAChR alpha 3 and beta 4 antagonist being developed by Atacama Therapeutics. We would also face potential competition from companies that market topical anticholinergics (including Qbrexza, marketed by Dermira), office-based procedures (including Botox, marketed by Allergan) and surgical treatments for the removal of sweat glands.

With respect to topical cerdulatinib for the topical treatment of vitiligo, there are currently no FDA-approved products. However, we would face potential competition from the off-label use of branded and generic TCS, topical calcineurin inhibitors, phototherapies and systemic corticosteroids. There are also product candidates under development that could potentially be used to treat vitiligo and compete with topical cerdulatinib, including OTEZLA®, and ATI-50002, a JAK inhibitor being developed by Aclaris Therapeutics.

Manufacturing

In connection with the GSK Agreement, we and GSK have entered into a clinical supply agreement for tapinarof pursuant to which we will obtain supply of tapinarof for clinical trials. In addition, we and GSK entered into a letter agreement pursuant to which GSK agreed to undertake certain capital improvements at GSK’s manufacturing site in Cork, Ireland to support manufacturing and supply obligations of tapinarof to us. Further, we and GSK intend to enter into a commercial manufacturing and supply agreement regarding development services and commercial supply obligations required to prepare for the validation, manufacture, commercial launch and supply of tapinarof at commercial scale. See “—Asset Acquisitions and License Arrangements—Agreements Relating to Tapinarof—Asset Purchase Agreement and Supply Agreements.” For each of our other product candidates, we obtain supply of drug product for clinical trials and development from various CMOs pursuant to statements of work under master service agreements that we maintain with RSG. We intend to engage highly experienced third party manufacturers to support the storage and distribution of our product candidates for future clinical trials and commercialization efforts upon any approval of our product candidates.

Manufacturing of any product candidate is subject to extensive regulations that impose various procedural and documentation requirements, which govern recordkeeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. We currently have no plans to establish a manufacturing capability, but rather plan to continue to rely on third-party cGMP-compliant manufacturers for future clinical trials and commercialization of any approved product. We expect that all of our contract manufacturing organizations will manufacture our product candidates under current Good Manufacturing Practice, or cGMP, conditions. cGMPs are a regulatory standard for the production of pharmaceuticals to be used in humans.

Asset Acquisitions and License Arrangements

Agreements Relating to Tapinarof

Asset Purchase Agreement and Supply Agreements

In August 2018, we, through our wholly owned subsidiary Dermavant Sciences GmbH, or DSG, acquired the worldwide rights (other than for China with respect to certain intellectual property rights retained by Welichem) to tapinarof and related compounds from GSK pursuant to an asset purchase agreement. GSK previously acquired rights to a predecessor formulation of tapinarof from Welichem pursuant to an asset purchase agreement between GSK and Welichem entered into in May 2012. Under the GSK Agreement, DSG made an upfront payment of £150.0 million (approximately $191 million) to GSK, funded by $200.0 million in cash DSG received from RSL, $117.5 million of which was repaid with proceeds received from NovaQuest, pursuant to the NovaQuest Agreement, as described below, and $82.5 million of which was repaid with proceeds received from our issuance to RSL of 26,960,784 new common shares.

DSG is also obligated to pay GSK £100.0 million (approximately $133 million) upon the receipt of marketing approval of tapinarof in the United States. In addition, under the GSK Agreement, we assumed all obligations under the Welichem Agreement, including payment of up to CAD$80.0 million (approximately $61 million) in potential development milestone payments and up to CAD$100.0 million (approximately $76 million) in potential commercial milestone payments.

In connection with the GSK Agreement, DSG and GSK have entered into a clinical supply agreement for tapinarof pursuant to which we will obtain existing supply of tapinarof drug product and drug substance as well as additional supply of tapinarof drug product for clinical trials on a cost plus basis. As required under the GSK Agreement, we and GSK intend to enter into a commercial manufacturing and supply agreement pursuant to which we will obtain tapinarof drug product and drug substance from GSK. Under the Commercial Supply Agreement, GSK will provide development services to prepare for the manufacture and supply of tapinarof at commercial scale. As specified in the GSK Agreement, we will obtain commercial supply of tapinarof on a cost plus basis under the Commercial Supply Agreement.

As required under the GSK Agreement, we, through DSG, entered into the GSK Letter Agreement with GSK on November 5, 2018. Under the terms of the GSK Letter Agreement, GSK has agreed, among other things, to make certain planned capital improvements, including design work, the purchase and modification of additional equipment items, and the reconfiguration of the existing production modules at GSK’s manufacturing site in Cork, Ireland, or the Planned Capital Improvements. In exchange for the Planned Capital Improvements, DSG has agreed to reimburse GSK an anticipated aggregate capital expenditure amount, which is not expected to exceed approximately €11.4 million (approximately $13.3 million). DSG is not required to reimburse GSK for any actual amounts incurred in excess of 110% of the anticipated aggregate capital expenditure amount. The GSK Letter Agreement is not scheduled to terminate until the later of (i) the completion of the Planned Capital Improvements and (ii) reimbursement by us of GSK’s actual capital expenditures related to such Planned Capital Improvements.

Roivant Commitment Letter

In July 2018, in connection with our acquisition of tapinarof from GSK pursuant to the GSK Agreement, we, DSG and RSL entered into a commitment letter. Under the RSL Commitment Letter, RSL agreed, subject to customary conditions, to invest, or cause to be invested, in us an amount equal to £100.0 million (approximately $133 million), net of our cash and short-term liabilities, to ensure DSG’s ability to satisfy its contingent payment obligation to GSK upon approval of an NDA by the FDA for tapinarof. RSL may elect to invest, or cause to be invested, such amount in exchange for debt or equity securities of Dermavant (including new common shares of

Dermavant at a 20% discount to market price). RSL’s obligations under the RSL Commitment Letter will terminate if, among other things, (1) RSL ceases to beneficially own at least 30% of the outstanding voting securities of Dermavant or (2) following this offering and for so long as our shares remain listed on Nasdaq or another stock exchange, RSL ceases to be our largest shareholder as a result of dilution or certain change in control events and GSK consents to such termination.

NovaQuest Funding Agreement

In July 2018, in connection with our acquisition of tapinarof from GSK pursuant to the GSK Agreement, DSG and NovaQuest entered into the NovaQuest Agreement, as amended in October 2018. Pursuant to the NovaQuest Agreement, DSG received $100.0 million and $17.5 million in funding from NovaQuest in August 2018 and October 2018, respectively, all of which was used to repay amounts owed to RSL for funding the purchase price for tapinarof under the GSK Agreement.

In exchange for the $117.5 million in total funding from NovaQuest, DSG agreed to make fixed payments to NovaQuest under the NovaQuest Agreement upon regulatory approval of tapinarof. Such payments are generally payable in equal quarterly installments over periods from six to 15 years following the applicable regulatory approval. The NovaQuest Agreement does not contain any royalty payment requirements on the commercialization of tapinarof. For each of the atopic dermatitis and psoriasis indications, DSG is required to make quarterly payments to NovaQuest totaling approximately $176.3 million per indication over a six-year period following regulatory approval of tapinarof for the applicable indication in the United States. In the event that DSG receives regulatory approval for one indication, and DSG terminates the development of the other indication for any reason other than a Technical Failure (as defined below), then DSG will be required to make the above-referenced quarterly payments to NovaQuest up to approximately $440.6 million over a 15-year period for the approved indication, which we refer to as 15-year Payments. A Technical Failure is deemed to occur for an indication if the development program for such indication is terminated due to (1) significant safety concerns, (2) material adverse developments or (3) the receipt by DSG of a complete response letter or a final non-approval letter from the FDA that is expected to result in significant delay in or cost to reach commercialization for the applicable indication. In addition, DSG is required to make up to approximately $141.0 million in payments to NovaQuest upon achievement of certain commercial milestones. In the event that DSG is required to start making 15-year Payments, then DSG has the right to offset such amounts by up to approximately $88.1 million of the commercial milestone payments, with such offset being applied to the quarterly payments in reverse chronological order (such that the final quarterly payments owed will be used first to offset the commercial milestone payments). In the event that tapinarof is revoked or withdrawn by the FDA, us, our affiliates, or any licensee for health or safety reasons, no further payments (other than the Technical Failure Termination Payment, described below) will be required following such revocation or withdrawal.

In addition, in the event of approval of either the atopic dermatitis or psoriasis indication in the European Union or Japan prior to receiving regulatory approval of tapinarof for the respective indication in the United States, then with respect to such indication, DSG will be required to make quarterly payments to NovaQuest up to (1) approximately $35.3 million (or approximately $70.5 million for both indications) over a six-year period, or the EU Payments, starting from the first anniversary of regulatory approval of tapinarof for the applicable indication in the European Union, and (2) approximately $26.4 million (representing approximately $52.9 million for both indications) over a six-year period, or the Japan Payments, starting from the first anniversary of regulatory approval of tapinarof for the applicable indication in Japan. These payment obligations will continue with respect to the applicable indication until the earliest of (a) regulatory approval of tapinarof in the United States for such indication, (b) termination of development of tapinarof and payment of a termination fee(s) described below or (c) revocation or withdrawal of tapinarof due to health or safety concerns. In the event any EU Payments or Japan Payments are made by DSG, DSG will have the right to offset any such payments against subsequent quarterly payments that may become due as described above, regardless of the indication, following regulatory approval of tapinarof in the United States.

If DSG terminates the continued development of tapinarof for both indications for any reason other than a Technical Failure, DSG will be required to pay NovaQuest the sum of: (1) $100.0 million plus 12% per annum from August 20, 2018 and (2) $17.5 million plus 12% per annum from October 11, 2018, in each case until termination of development, less any quarterly payments previously paid to NovaQuest as described above. In the event the development of tapinarof is terminated for a Technical Failure, DSG will be required to pay NovaQuest an amount equal to $47.0 million, less an amount equal to approximately $3.9 million for each quarter that has elapsed between August 20, 2018, the initial funding date under the NovaQuest Agreement, and the date we deliver final notice to NovaQuest of the termination of the development of tapinarof for both indications due to a Technical Failure, or the Technical Failure Termination Payment.

All of the assets (including intellectual property rights) relating to tapinarof and related compounds that we purchased from GSK pursuant to the GSK Agreement are subject to a first-priority lien in favor of NovaQuest under security agreements entered into in connection with the NovaQuest Agreement. The NovaQuest Agreement includes customary affirmative and restrictive covenants (including limitations on asset sales and incurrence of additional secured indebtedness), representations and warranties and events of default.

License Agreement with Portola Pharmaceuticals, Inc.

In December 2016, we, through our wholly owned subsidiary DSG, entered into an exclusive, worldwide license agreement for cerdulatinib with Portola pursuant to which we obtained exclusive rights to cerdulatinib for topical use (other than for use in oncology). In June 2017, DSG entered into an intellectual property purchase agreement with RSG, or the IP Purchase Agreement, pursuant to which DSG assigned all rights, titles, claims and interests in and to all intellectual property rights under the Portola License Agreement to RSG solely as they relate to any of our rights or obligations in China and South Korea. In February 2018, RSG assigned such rights or obligations in China to Sinovant, an affiliate of RSL. See the section titled “Certain Relationships and Related Party Transactions—Assignment Arrangements with RSG” for additional information.

Under the license agreement with Portola, or the Portola License Agreement, we paid an upfront fee of $8.8 million and are obligated to pay future contingent payments and royalties, including up to $15.0 million in potential development milestone payments ($3.8 million of which we previously paid), up to $21.3 million in potential regulatory milestone payments, up to $100.0 million in potential commercial milestone payments, and royalties on net sales of cerdulatinib at a high single digit percentage rate. Our royalty obligations apply on a product-by-product and country-by-country basis and end upon the latest of the date on which the last valid claim of the licensed patents expire (expected in July 2029), the date which the data or market exclusivity expires and 10 years after the first commercial sale of the licensed product, in each case, with respect to a given product in a given country. Additionally, if our development of cerdulatinib would trigger a milestone payment under Portola’s license agreement with Astellas Pharma Inc., or Astellas, prior to Portola triggering such milestone payment, we are obligated to pay such milestone payment to Astellas directly and may credit such payment against future obligations to pay milestones and royalties to Portola under the Portola License Agreement. The total remaining amount of milestone payments payable under Portola’s license agreement with Astellas do not exceed $71.5 million. We are also obligated to pay Portola a low double digit percentage of upfront payments stemming from sublicense agreements.

Under the Portola License Agreement, neither we nor Portola may research, develop, promote or commercialize any product comprising a combined Syk/JAK inhibitor for topical administration to the skin other than cerdulatinib. Under the Portola License Agreement, Portola may not pursue clinical development and commercialization of the licensed product as a systemic administration product for the treatment of atopic dermatitis; however, this limitation expires upon a change of control of Portola.

The Portola License Agreement will remain in effect until expiration of the last payment obligation, unless terminated in accordance with the following: (1) for any reason by us upon 90 days’ written notice to Portola if prior to approval of a product and 180 days’ written notice if after approval; (2) by either party upon written notice for the other party’s material breach or insolvency event if such party fails to cure such breach or the insolvency event is not dismissed within the specified cure period; or (3) by Portola if we or our affiliates or sublicenses participate in a challenge to certain Portola patents.

License Agreement with TheraVida, Inc.

In January 2018, RSG entered into an exclusive license agreement for DMVT-504 with TheraVida for the treatment, prevention and diagnosis of any human and animal disease, disorder and condition with the exception of overactive bladder, which rights were retained by TheraVida. In December 2018, we, through our wholly owned subsidiary DSG, obtained all global rights, title, interest and obligations in and to DMVT-504 from RSG with respect to dermatologic indications (except with respect to South Korea and the Democratic People’s Republic of Korea, which rights were retained by TheraVida, and except with respect to China and its territories, which rights were retained by RSG and then transferred to Sinovant), and assumed RSG’s applicable rights and obligations under the license agreement with TheraVida, or the TheraVida License Agreement, pursuant to an assignment agreement and sublicense agreement with RSG. Pursuant to the sublicense agreement with RSG, we sublicensed all of our rights to DMVT-504 to RSG for all indications other than dermatologic indications. See “Certain Relationships and Related Party Transactions—Assignment Arrangements with RSG” for additional information.

Pursuant to the TheraVida License Agreement, RSG made an upfront payment of $2.0 million to TheraVida. We will be responsible for future contingent payments and royalties under the TheraVida License Agreement, including up to $8.0 million in potential development milestone payments, up to $45.0 million in potential regulatory milestone payments, up to $105.0 million in potential commercial milestone payments, and tiered royalties on annual net sales ranging from high single digit to sub-teen double digit percentage rates. Our royalty obligations apply on a product-by-product and country-by-country basis and end upon the latest of the date on which the last valid claim that covers the licensed product of the licensed patents expire (expected in January 2036), the date which the data or market exclusivity expires and 10 years after the first commercial sale of the licensed product, in each case, with respect to a given product in a given country. Under the TheraVida License Agreement, we are also obligated to pay TheraVida a percentage on certain sublicensing revenue ranging from the mid-double digits to zero based on the stage of development of DMVT-504 at the time of entering into the applicable sublicense.

We are obligated to use commercially reasonable efforts to develop and seek regulatory approval of at least one licensed product. Under the TheraVida License Agreement, we control prosecution, defense and enforcement of the licensed patents, and TheraVida has backup rights to prosecution, defense and enforcement with respect to any licensed patents for which we elect not to exercise such rights.

The TheraVida License Agreement will remain in effect until expiration of the obligation to pay royalties, unless terminated in accordance with the following: (1) for any reason by us upon 90 days’ written notice to TheraVida if prior to approval of a product and 180 days’ written notice if after approval; (2) by either party upon written notice for the other party’s material breach or insolvency event if such party fails to cure such breach or the insolvency event is not dismissed within the specified cure period; or (3) by TheraVida if we or our affiliates or sublicenses participate in a challenge to certain TheraVida patents.

License Agreement with Eisai Co., Ltd.

In November 2015, RSL entered into an exclusive license agreement for lotamilast with Eisai. In 2016, we obtained all global rights, title, interest and obligations in and to lotamilast, and assumed RSL’s rights and obligations under the license agreement with Eisai, or the Eisai License Agreement, pursuant to an assignment agreement with RSL, and contributed all such rights, title, interest and obligations to our wholly owned subsidiary DSG. In June 2017, DSG (1) assigned all global rights, title, interest and obligations under the Eisai License Agreement to RSG except for any such rights, title, interest and obligations in and to lotamilast with respect to topical application of lotamilast for any indication or any method of drug administration for dermatologic indications; and (2) entered into the IP Purchase Agreement pursuant to which DSG assigned all rights, titles, claims and interests in and to all intellectual property rights under the Eisai License Agreement to RSG solely as they relate to any of our rights or obligations in China and South Korea. In February 2018, RSG assigned such rights or obligations in China to Sinovant. See the section titled “Certain Relationships and Related Party Transactions— Assignment Arrangements with RSG” for additional information.

Pursuant to the Eisai License Agreement, RSG made an upfront payment of $3.5 million to Eisai. We will be responsible for future contingent payments and royalties under the Eisai License Agreement, including up to $5.0 million in potential development milestone payments, up to $30.5 million in potential regulatory milestone payments, and royalties on net sales of lotamilast at a sub-teen double digit percentage rate. Our royalty obligations apply on a product-by-product and country-by-country basis and end upon the latest of the date on which the last valid claim that covers the licensed product of the licensed patents expire (expected in March 2030), and 10 years after the first commercial sale of the licensed product, in each case, with respect to a given product in a given country.

Under the Eisai License Agreement, we may not market any product (other than lotamilast) that has the same mechanism of action, approved indication, and mode of administration as lotamilast without Eisai’s consent, and

Eisai may not market any product that has the same mechanism of action as lotamilast and is for use in atopic dermatitis without our consent or respiratory disease without RSG’s consent, other than a generic product.

The Eisai License Agreement will remain in effect until expiration of the obligation to pay royalties, unless terminated in accordance with the following: (1) for any reason by us upon 90 days’ written notice to Eisai; (2) by either party upon written notice for the other party’s material breach or insolvency event if such party fails to cure such breach or the insolvency event is not dismissed within the specified cure period; or (3) by us immediately subject to Eisai’s consent.

License Agreement with AstraZeneca

In September 2017, RSG entered into an exclusive license agreement for DMVT-503 with AstraZeneca. In December 2018, we, through our wholly owned subsidiary DSG, obtained all global rights, title, interest and obligations in and to DMVT-503 from RSG with respect to dermatologic indications (except with respect to South Korea and China and its territories, which rights were retained by RSG and then transferred to Sinovant), and assumed RSG’s applicable rights and obligations under the license agreement with AstraZeneca, or the AstraZeneca License Agreement, pursuant to an assignment agreement and sublicense agreement with RSG. Pursuant to the sublicense agreement with RSG, we sublicensed all of our rights to DMVT-503 to RSG for all indications other than dermatologic indications. See “Certain Relationships and Related Party Transactions—Assignment Arrangements with RSG” for additional information.

Pursuant to the AstraZeneca License Agreement, RSG made an upfront payment of $2.0 million to AstraZeneca. We will be responsible for future contingent payments and royalties under the AstraZeneca License Agreement, including up to $13.5 million in potential development milestone payments, up to $45.0 million in potential regulatory milestone payments, up to $25.0 million in potential commercial milestone payments, and tiered royalties on annual net sales ranging from high single digit to sub-teen double digit percentage rates. Our royalty obligations apply on a product-by-product basis and end upon the latest of the date on which the last valid claim that covers the licensed product of the licensed patents expire (expected in December 2028 absent any extension), the date which the data or market exclusivity expires and 10 years after the first commercial sale of the licensed product, in each case, with respect to a given product in a given country.

Under the AstraZeneca License Agreement, AstraZenaca has a right of first negotiation if we elect to enter into a sale, assignment or license of our rights under the agreement to a third party prior to a specified point in the clinical development of DMVT-503.

Under the AstraZeneca License Agreement, we control prosecution, defense and enforcement of the licensed patents, and AstraZeneca has backup rights to prosecution, defense and enforcement with respect to any licensed patents for which we elect not to exercise such rights.

The AstraZeneca License Agreement will remain in effect until expiration of the obligation to pay royalties, unless terminated in accordance with the following: (1) for any reason by us upon 90 days’ written notice to AstraZeneca; (2) by either party upon written notice for the other party’s material breach or insolvency event if such party fails to cure such breach or the insolvency event is not dismissed within the specified cure period; or (3) by AstraZeneca if we or our affiliates or sublicenses participate in a challenge to certain AstraZeneca patents.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for product candidates and any of our future product candidates, novel discoveries, product development technologies and know-how; to operate without infringing on the proprietary rights of others; and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing or in-licensing U.S. and foreign patents and patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on trademarks, trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position.

Patents and Patent Applications

As of December 31, 2018, we own or have licensed rights to at least 260 patents and patent applications, including at least 20 issued U.S. patents, at least 25 U.S. patent applications, and at least 210 international patents and applications. All of our current issued patents relating to our product candidates currently in development are projected to expire between 2019 and 2036, subject to any PTE that might be available in a particular jurisdiction.

While we seek broad coverage under our existing patent applications, there is always a risk that an alteration to the products or processes may provide sufficient basis for a competitor to avoid infringing our patent claims. In addition, patents, if granted, expire and we cannot provide any assurance that any patents will be issued from our pending or any future applications or that any potentially issued patents will adequately protect our products or product candidates.

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a period due to delay by the USPTO in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective non-provisional filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies for our products or processes, or to obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future products may have an adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information, please see “Risk Factors—Risks Related to Our Intellectual Property.”

Tapinarof

Under the GSK Agreement, we are the exclusive owner of patent families that include several granted U.S. patents and pending U.S. patent applications, as well as granted patents and pending patent applications in numerous foreign jurisdictions, including the European Union and Japan, relating to tapinarof, analogs of tapinarof and uses thereof in certain diseases, disorders and conditions and certain topical formulations. One of these patent families is directed to the use of tapinarof to treat psoriasis and other inflammatory skin diseases including atopic dermatitis, and we are the exclusive owner of this patent family in the United States and certain foreign jurisdictions, including the European Union and Japan (but excluding China, Hong Kong, Macau and Taiwan). This patent family has a natural expiration date in 2020, which is prior to the anticipated NDA filing date for tapinarof, in the United States and in foreign jurisdictions. We are also the exclusive owner of a patent family directed to the topical formulation of tapinarof, and its use to treat psoriasis and atopic dermatitis, that we intend to evaluate in Phase 3 clinical trials, which was issued in the United States and has a natural expiration date in 2036, subject to any adjustment or extension of patent term that may be available in the United States such as PTE following NDA approval. The formulation patent family is directed to topical, homogeneous, oil-in-water micro-emulsions containing tapinarof, an oil phase of medium chain triglycerides, a surfactant and other specific ingredients, in which the micro-emulsions are substantially free of petrolatum and mineral oil. The foreign counterpart applications are pending, and if patents issue from these applications, they will also have a natural expiration date in 2036, subject to any adjustment or extension of patent term that may be available in a particular jurisdiction. We believe that the unique composition of tapinarof cream for the treatment of psoriasis and atopic dermatitis coupled with the scope of coverage of our formulation patent make it challenging for potential generic or similar compounds to successfully circumvent or challenge this formulation patent. In addition to patent exclusivity under the formulation patent until 2036, under the provisions of the Hatch-Waxman Act, upon any approval in the United States, we believe that tapinarof will be eligible for five-year NCE regulatory exclusivity, during which time no 505(b)(2) NDA or ANDA can be approved that contains the same active moiety as the chemical entity in the tapinarof NDA. In addition, if an ANDA or 505(b)(2) applicant were to file its application referencing the NDA for tapinarof before expiration of our formulation patent and the applicant asserted that the patent is invalid or would not be infringed, it may be subject to additional waiting periods prior to the FDA’s approval (including a statutory 30-month stay, starting at the end of the five-year NCE regulatory exclusivity period, if we sue for infringement, or a shorter period if the patent expires of there are certain settlements or judicial decisions in the patent litigation) and may ultimately be required to wait until the natural expiration of our formulation patent if the patent is found to be valid and infringed by the challenging applicant. See “—Patent Term Extensions.” In addition, we own a non-provisional patent application directed to a new method of synthesizing tapinarof that, if issued, will have a natural expiration date in 2038. We also intend to pursue applications in the United States and foreign jurisdictions directed to methods of using such formulations for treating psoriasis and atopic dermatitis, as well as other oil-in-water micro-emulsions contoining the active moiety in tapinarof and methods of use.

Cerdulatinib

Under the Portola License Agreement, we are the exclusive licensee of several granted U.S. patents and pending patent applications, as well as patents and patent applications in numerous foreign jurisdictions, including the European Union and Japan, relating to cerdulatinib and back-up compounds in topical formulations for use in all diseases, disorders and conditions excluding oncology. We assigned the rights to cerdulatinib in China, Hong Kong, Taiwan, Macau and South Korea to RSG, who subsequently assigned such rights to Sinovant in February 2018. Cerdulatinib is covered by a composition of matter patent in the United States that has a natural expiration date in 2029. In addition to the patents licensed from Portola, we own additional provisional patent applications covering topical formulations that, if issued, will have a natural expiration date in 2039.

DMVT-504

Under the TheraVida License Agreement, we are the exclusive licensee of several granted U.S. patents and pending patent applications, as well as patents and patent applications in numerous foreign jurisdictions, including the European Union and Japan, relating to fixed-dose combinations, or FDC, of oxybutynin and pilocarpine (DMVT-504, formerly known as THVD-102) for the treatment, prevention and diagnosis of any and all diseases, disorders and conditions with the exception of overactive bladder in all countries except the Republic of Korea and the Democratic People’s Republic of Korea and China and its territories. DMVT-504 may be covered by a patent claiming a broad FDC of oxybutynin/pilocarpine, depending on which Phase 3 formulation is chosen, that expires in 2026 in the United States and in foreign jurisdictions, subject to any extension of patent term that may be available in a particular jurisdiction. We also have an exclusive license to a pending application, and two issued patents in the United States covering specific FDC formulations that expire in 2031, subject to any adjustment or extension of patent term that might be available in the United States, which may cover DMVT-504 depending on which Phase 3 formulation is chosen. We also have an exclusive license to a pending application in the United States and numerous foreign jurisdictions, including the European Union and Japan, covering DMVT-504’s method of use to treat hyperhidrosis. A notice of allowance was issued by the USPTO in February 2019 with respect to this application. Once issued, the patent will have a natural expiration date in January 2036. In addition to the patents licensed from TheraVida, we own patent applications covering new versions of the FDC formulation which, if issued, will have a natural expiration date in 2039. DMVT-504 will not be eligible for PTE in the United States because both active pharmaceutical ingredients were previously approved.

Lotamilast

Under the Eisai License Agreement, we are the exclusive licensee of several granted patents and pending patent applications in the United States and numerous foreign jurisdictions, including the European Union and Japan (but excluding China, its territories or South Korea), relating to lotamilast and its use in the diagnosis, prevention and treatment of humans for dermatological disease, disorders and conditions via any method of administration and topical application to the skin (except ophthalmic or pulmonary methods of administration) to diagnose, prevent or treat any disease, disorder or condition. In the United States, lotamilast is covered by a composition of matter patent that has a natural expiration date in 2030, which includes 1115 days of Patent Term Adjustment as determined by the USPTO. These patents also include issued U.S. patents covering crystal forms of lotamilast and certain topical formulations that expire in 2030 and 2029, respectively. There is an allowed U.S. application and pending foreign applications covering new formulations of lotamilast which, if issued, will expire in 2037, which we jointly own with, and exclusively license from, Eisai. There is also a provisional application covering other new formulations of lotamilast which, if issued, will expire in 2038. One of these applications may cover the formulation that may be used in phase 3 clinical studies. In Europe and Japan, the composition of matter patents will expire in 2027 absent any extension.

DMVT-503

Under the AstraZeneca License Agreement, we are the exclusive licensee of several granted patents and pending patent applications in the United States and numerous foreign jurisdictions, including the European Union and Japan (but excluding China, its territories and South Korea), relating to DMVT-503 and its use in all diseases, disorders and conditions. In the United States, DMVT-503 is covered by a composition of matter patent expiring in 2028 absent any extension. There is also a provisional patent application covering topical formulations of DMVT-503 which, if issued, will expire in 2039. In Europe and Japan composition of matter patents claiming DMVT-503 will expire in 2028 absent any extension.

Patent Term Extensions

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a nonprovisional patent application related to the patent. A U.S. patent also may be accorded patent term adjustment, or PTA, under certain circumstances to compensate for delays in obtaining the patent from the USPTO. In some instances, such a PTA may result in a U.S. patent term extending beyond 20 years from the earliest date of filing a non-provisional patent application related to the U.S. patent. In addition, in the United States, the term of a U.S. patent that covers an FDA-approved drug may also be eligible for PTE, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a PTE of up to five years beyond the expiration of the patent. The length of the PTE is related to the length of time the drug is under regulatory review. PTE cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and certain other jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for PTEs on patents covering products eligible for PTE. We plan to seek PTEs for any of our issued patents in any jurisdiction where these are available; however, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

We also believe that (i) tapinarof, cerdulatinib, lotamilast and DMVT-503 will be eligible for a five-year NCE regulatory exclusivity, and (ii) DMVT-504 will be eligible for a three-year clinical investigation, or CI, regulatory exclusivity, under the Hatch-Waxman Act, during which time no ANDA can be approved.

Under the Hatch-Waxman Act, patents covering the product such as patents claiming the approved composition of matter, approved methods of use, approved formulations and approved dosing and administration shall be listed in the Orange Book. Applicable regulatory exclusivities, such as the five-year NCE exclusivity and the three-year CI exclusivity, are also listed in the Orange Book. If an ANDA or 505(b)(2) applicant were to file its application before expiration of all patents listed in the Orange Book, it must certify whether it will either honor or challenge all the patents listed in the Orange Book. If an Orange Book listed patent is challenged and we sue the ANDA or 505(b)(2) applicant for infringement, a statutory 30-month stay of approval, started at the end of the NCE exclusivity period, will be put in place that will prohibit the FDA from finally approving the ANDA or 505(b)(2) application until the 30-months have expired or after a court has held in favor of the ANDA or 505(b)(2) applicant. The 30-month stay begins at the end of the five-year NCE exclusivity period. If the Orange Book listed patent(s) is ultimately held valid and infringed, the ANDA or 505(b)(2) applicant will not be finally approved until the Orange Book listed patent(s) expires. If a pediatric study is requested by the FDA in a Pediatric Written Request, or PWR, and we complete the pediatric study according to the terms of the PWR, all unexpired Orange Book listed exclusivities (patent or regulatory) will be extended by six months.

Portola is currently conducting clinical trials in oncology using an oral formulation of cerdulatinib. The five-year NCE exclusivity will be awarded to the first company that receives NDA approval for cerdulatinib. Likewise, the first company that receives NDA approval will be eligible for the PTE which can be applied to one patent that is listed in the USFDA’s Orange Book. Accordingly, should we receive NDA approval for cerdulatinib before Portola, cerdulatinib composition of matter may be eligible for up to five years of PTE, which would bring expiration to 2034. If we receive a PWR from the FDA and complete pediatric studies according to the terms of the PWR, we will be awarded a six-month Pediatric Exclusivity which is added to all exclusivities listed in the Orange Book.

Similar provisions are available in Europe, Japan and certain other jurisdictions to extend the exclusivity of a patent that covers an approved drug. In Europe, we believe tapinarof, lotamilats and DMVT-503 will be eligible for 10 years of regulatory exclusivity from European Marketing Application, or EMA, approval. In Japan, we believe tapinarof, lotamilast and DMVT-503 will be eligible for eight years of regulatory exclusivity from a Japanese new drug application, or J-NDA, approval.

We believe cerdulatinib will also receive such regulatory exclusivity in Europe and Japan should we receive approval before Portola. Additionally, the cerdulatinib composition of matter patent has issued in Europe and Japan and has a natural expiration date of 2029. We believe this composition of matter patent will be eligible for up to a five-year extension in both Europe and Japan.

Trademarks and Trade Secrets

As of December 15, 2018, our trademark portfolio contained more than 36 trademark registrations and applications for DERMAVANT, including four U.S. trademark registrations and three pending U.S. trademark applications.

Furthermore, we rely upon trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality and invention assignment agreements with our commercial partners, collaborators, employees and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with an employee or a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drugs. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

FDA Drug Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, quality control, manufacture, storage, recordkeeping, safety, effectiveness, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

We cannot market a drug product candidate in the United States until the drug has received FDA approval. The steps required before a drug may be marketed in the United States generally include the following:

∎	completion of extensive nonclinical laboratory tests, animal studies, and formulation studies in accordance with the FDA’s GLP regulations;

∎	submission to the FDA of an investigational new drug application, or IND, for human clinical testing, which must become effective before human clinical trials may begin;

∎	approval by an IRB at each clinical site before each trial may be initiated;

∎	performance of adequate and well-controlled human clinical trials in accordance with GCP requirements to establish the safety and efficacy of the drug for each proposed indication;

∎	submission to the FDA of an NDA after completion of all pivotal clinical trials;

∎	satisfactory completion of an FDA advisory committee review, if applicable;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the active pharmaceutical ingredient and finished drug product are produced and tested to assess compliance with cGMP requirements;

∎	FDA review and approval of the NDA prior to any commercial marketing or sale of the drug in the United States; and

∎	compliance with any post-approval requirements, including the potential requirement to implement a REMS, and the potential requirement to conduct post-approval studies.

Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical Studies

Nonclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the nonclinical tests must comply with federal regulations and requirements, including GLP regulations. The results of nonclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long-term nonclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. If the FDA raises concerns or questions about the conduct of the trial, such as whether human research subjects will be exposed to an unreasonable health risk, the FDA will place the IND on clinical hold and the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations, including GCP requirements, as well as under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose a clinical hold or other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an IRB for approval at each site at which the clinical trial will be conducted. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine metabolism, pharmacokinetics, the effectiveness of the drug for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 clinical trials, also called pivotal or registration trials, are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, the FDA requires two adequate and well controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 clinical trial with other confirmatory evidence may be sufficient in rare instances where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity, or prevention of a disease with a potentially serious outcome and where confirmation of the result in a second trial would be practically or ethically impossible.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

NDA Review and Approval Processes

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all nonclinical, clinical, and other testing, and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the manufacturer and/or sponsor under an approved NDA are also subject to annual program user fees. These fees are typically increased annually.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review drug products are reviewed within 10 to 12 months; most applications for priority review drugs are reviewed in six to eight months. Priority review can be applied to drugs to treat serious conditions that the FDA determines offer significant improvement in safety or effectiveness. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP requirements. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMP requirements is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a REMS to ensure that the benefits of the drug outweigh the potential risks.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS. A REMS can include a medication guide, a communication plan for healthcare professionals, and elements to assure safe use, such as special training and certification requirements for individuals who prescribe or dispense the drug, requirements that patients enroll in a registry, and other measures that the FDA deems necessary to assure the safe use of the drug. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs. Such supplements are typically reviewed within 10 months of receipt.

In addition, under the Pediatric Research Equity Act of 2003, as amended and reauthorized, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

505(b)(2) NDAs

As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant. If the 505(b)(2) applicant can establish that reliance on FDA’s previous findings of safety and effectiveness is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the approved branded reference drug. The FDA may then approve the new product candidate for all, or some, of the label indications for which the branded reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Post-Approval Requirements

Once an NDA is approved, a product is subject to pervasive and ongoing post-approval regulatory requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, product sampling and distribution, reporting of adverse events, and promotional activities involving the internet and social media. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, or surveillance to monitor the effects of an approved product, or restrictions on the distribution or use of the product. In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMP requirements after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMP requirements.

Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMP requirements. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or failure to comply with regulatory requirements, may result in, among other things:

∎	restrictions on the marketing or manufacture of the product, complete withdrawal of the product from the market, or product recalls;

∎	fines, warning letters, or holds on post-approval clinical trials;

∎	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

∎	product seizure or detention, or refusal to permit the import or export of products;

∎	injunctions or the imposition of civil or criminal penalties;

∎	consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs;

∎	mandated modification of promotional materials and labeling and the issuance of corrective information; and

∎	the issuance of safety alerts, “Dear Healthcare Provider” letters, press releases, or other communications containing warnings or other safety information about the product.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Foreign Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales, and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Non-Patent Exclusivity

The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a NCE. A drug is an NCE if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. If market exclusivity is granted for an NCE, during the exclusivity period, the FDA may not accept for review or approve an ANDA or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed in the Orange Book with the FDA by the innovator NDA holder.

The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages, dosage forms or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and prohibits the FDA from approving an ANDA, or a 505(b)(2) NDA submitted by another company with overlapping conditions associated with the new clinical investigations for the three-year period. Clinical investigation exclusivity does not prohibit the FDA from approving ANDAs for drugs containing the original active agent.

Five-year and three-year exclusivity will not delay the submission or approval of an NDA for the same drug. However, an applicant submitting an NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Regulation Outside of the United States

In addition to regulations in the United States, we will be subject to regulations of other countries governing our business activities, including, our clinical trials and the commercial sale and distribution of our product. Even if we obtain FDA approval for a product, we must obtain approval by the comparable regulatory authorities of countries outside of the United States before we can commence clinical trials in such countries and approval of the regulators of such countries or economic areas, such as the European Union before we may market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing and promotion, pricing and reimbursement vary greatly by geographic region, and the time may be longer or shorter than that required for FDA approval.

In the European Economic Area, or EEA, which is composed of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA.

There are two types of MAs:

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The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the Centralized Procedure, the maximum timeframe for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when the authorization of a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. Under the accelerated procedure, the standard 210 days review period is reduced to 150 days.

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

In the EEA, upon receiving marketing authorization, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic product can be marketed until the expiration of the market exclusivity. However, there is no guarantee that a product will be considered by the European Union’s regulatory authorities to be a NCE, and products may not qualify for data exclusivity.

Other Healthcare Laws

Although we currently do not have any products on the market, our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers may be subject to additional healthcare laws, regulations and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, price reporting, and physician sunshine laws. Some of our pre-commercial activities are subject to some of these laws.

The federal Anti-Kickback Statute makes it illegal for any person or entity, including a prescription drug manufacturer or a party acting on its behalf, to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, lease of any good, facility, item, or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively PPACA, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, PPACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties up to $100,000 for each violation, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties, including criminal fines of up to $100,000 and imprisonment of up to 10 years. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid.

The federal civil and criminal false claims laws, including the federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs, including Medicare and Medicaid, claims for items or services, including drugs, that are false or fraudulent or not provided as claimed. Persons and entities can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, certain of our future activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of prices used to calculate Medicaid rebate information, and other information affecting federal, state, and third-party reimbursement for our products, and the sale and marketing of our products, are subject to scrutiny under this law. Penalties for federal civil False Claims Act violations may include up to three times the actual damages sustained by the government, plus mandatory civil penalties of between $11,181 and $22,363 for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, False Claims Act violations may also implicate various federal criminal statutes.

The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

HIPAA created additional federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Like the federal Anti-Kickback Statute, PPACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

HIPAA, as amended by HITECH, and their implementing regulations, mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical, and technical safeguards to protect such information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive, or obtain protected health information in connection with providing a service for or on behalf of a covered entity. At present, it is unclear if we would be considered a business associate subject to HIPAA based on our business activities and service offerings upon the commercialization of a product. HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties.

The federal Physician Payments Sunshine Act, created under PPACA and its implementing regulations, requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program to annually report information related to certain payments or other transfers of value provided to physicians, certain other healthcare providers, and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals, and to report annually certain ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $165,786 per year and up to an aggregate of $1.105 million per year for “knowing failures.” Covered manufacturers are required to submit reports on aggregate payment data to the Secretary of the U.S. Department of Health and Human Services on an annual basis.

Many states have similar statutes or regulations to the above federal laws that may be broader in scope and may apply regardless of payor. We may also be subject to state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and/or state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, drug pricing or marketing expenditures. These laws may differ from each other in significant ways and may not have the same effect, further complicating compliance efforts. Additionally, to the extent that we have business operations in foreign countries or sell any of our products in foreign countries and jurisdictions, including Japan or the European Union, we may be subject to additional regulation.

Because we intend to commercialize products that could be reimbursed under a federal healthcare program and other governmental healthcare programs, we intend to develop a comprehensive compliance program that establishes internal controls to facilitate adherence to the rules and program requirements to which we will or may become subject. Although the development and implementation of compliance programs designed to establish internal control and facilitate compliance can mitigate the risk of violating these laws, and the subsequent investigation, prosecution, and penalties assessed for violations of these laws, the risks cannot be entirely eliminated.

If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements, and oversight if we become subject to a corporate integrity agreement or similar agreement, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs, and individual imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Health Reform

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to healthcare systems that could affect our future results of operations. There have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs.

In particular, PPACA has had, and is expected to continue to have, a significant impact on the healthcare industry. This law was designed to expand coverage for the uninsured while at the same time containing overall healthcare costs. With regard to pharmaceutical products, among other things, PPACA revises the definition of “average manufacturer price”, or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and imposes a significant annual fee on companies that manufacture or import certain branded prescription drug products. In January 2016, the Centers for Medicare and Medicaid Services issued a final rule regarding the Medicaid Drug Rebate Program, effective April 1, 2016, that, among other things, revises the manner in which the AMP is to be calculated by manufacturers participating in the program and implements certain amendments to the Medicaid rebate statute created under PPACA. Substantial new provisions affecting compliance have also been enacted, which may require us to modify our business practices with healthcare providers and entities, and a significant number of provisions are not yet, or have only recently become, effective.

We cannot predict the full impact of PPACA on pharmaceutical companies, as many of the reforms require the promulgation of detailed regulations implementing the statutory provisions, some of which have not yet fully occurred.

Further, there have been judicial and Congressional challenges to certain aspects of PPACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of PPACA. Since January 2017, President Trump has signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of PPACA. While Congress has not passed repeal legislation, the Tax Cuts and Jobs Act includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain PPACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Congress may consider other legislation to repeal or replace elements of PPACA. Although we cannot predict the ultimate content, timing or effect of any changes to PPACA or other federal and state reform efforts, we continue to evaluate the effect that PPACA, as amended or replaced, will have on our business. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidate.

Other legislative changes have been proposed and adopted since PPACA was enacted. In August 2011, the President of the United States signed into law the Budget Control Act of 2011, which, among other things, included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2025 unless additional Congressional action is taken. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the out-of-pocket cost of prescription drugs, and reform government program reimbursement methodologies for drugs.

Moreover, the Drug Supply Chain Security Act imposes obligations on manufacturers of pharmaceutical products, among others, related to product tracking and tracing, which is being phased in over several years beginning in 2015. Among the requirements of this legislation, manufacturers will be required to provide certain information regarding the drug product to individuals and entities to which product ownership is transferred, label drug product with a product identifier, and keep certain records regarding the drug product. The transfer of information to subsequent product owners by manufacturers will eventually be required to be done electronically. Manufacturers will also be required to verify that purchasers of the manufacturers’ products are appropriately licensed. Further, under this legislation, manufacturers will have drug product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any of our products, if and when approved. Sales in the United States will depend in part on the availability of sufficient coverage and adequate reimbursement from third-party payors, which include government health programs such as Medicare, Medicaid, TRICARE and the Veterans Administration, as well as managed care organizations and private health insurers. Prices at which we or our customers seek reimbursement for our therapeutic product candidates can be subject to challenge, reduction or denial by payors.

The process for determining whether a payor will provide coverage for a product is typically separate from the process for setting the reimbursement rate that the payor will pay for the product. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be available. Additionally, in the United States there is no uniform policy among payors for coverage or reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies, but also have their own methods and approval processes. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our products to each payor separately and will likely be a time-consuming process If coverage and adequate reimbursement are not available, or are available only at limited levels, successful commercialization of, and obtaining a satisfactory financial return on, any product we develop may not be possible.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. In order to obtain coverage and reimbursement for any product that might be approved for marketing, we may need to conduct expensive studies in order to demonstrate the medical necessity and cost-effectiveness of any products, which would be in addition to the costs expended to obtain regulatory approvals. Third-party payors may not consider our product candidates to be medically necessary or cost-effective compared to other available therapies, or the rebate percentages required to secure favorable coverage may not yield an adequate margin over cost or may not enable us to maintain price levels sufficient to realize an appropriate return on our investment in drug development.

Additionally, the containment of healthcare costs (including drug prices) has become a priority of federal and state governments. The U.S. government, state legislatures, and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution by generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our net revenue and results. If these third-party payors do not consider our products to be cost-effective compared to other therapies, they may not cover our products once approved as a benefit under their plans or, if they do, the level of reimbursement may not be sufficient to allow us to sell our products on a profitable basis. Decreases in third-party reimbursement for our products once approved or a decision by a third-party payor to not cover our products could reduce or eliminate utilization of our products and have an adverse effect on our sales, results of operations, and financial condition. In addition, state and federal healthcare reform measures have been and will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products once approved or additional pricing pressures.

Employees

As of December 31, 2018, Dermavant Sciences Ltd. had no employees, and our wholly owned subsidiary DSI had 52 employees, including 26 who are engaged in research and development activities. The employees of DSI provide services to us and our subsidiaries pursuant to an intercompany services agreement by and among us, DSI and our wholly owned subsidiary, DSG.

We also contract with a professional employer organization, TriNet, which co-employs our employees. We and TriNet share and allocate responsibilities and liabilities. TriNet assumes much of the responsibilities and liabilities for the business of employment such as risk management, human resources management, benefits administration, workers compensation, payroll and payroll tax compliance. The Company retains the responsibility for hiring, terminating and managing its employees and operations.

Facilities

Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and our principal office is located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

Our wholly owned subsidiary, DSI, leases approximately 13,109 square feet of office space in Phoenix, Arizona for corporate, administrative and support functions through January 2026. Our affiliate, RSG, leases office space in Basel, Switzerland for business development, intellectual property management and other administrative functions. Our wholly owned subsidiary, DSG, leases space in Basel, Switzerland, from where we conduct business development, intellectual property management, commercial preparation and clinical research and development activities. Our affiliate, RSI, leases office space in New York, New York and Durham, North Carolina for clinical and non-clinical research and development operations and finance operations. We do not anticipate that DSI will separately sublease space in New York or North Carolina, and the clinical research and development and other activities in those locations will be carried out by RSI at our direction and in accordance with our services agreement with RSI. See “Certain Relationships and Related Party Transactions—Affiliate Services Agreements” for additional information regarding the services agreements pursuant to which our affiliates provide services to us. We intend to add new facilities or expand our existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

We are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened legal proceeding against us that we believe could have an adverse effect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors, including their ages as of December 31, 2018.

NAME	AGE	POSITION
Executive Officers
Todd Zavodnick*	48	Principal Executive Officer; Chief Executive Officer of DSI
Philip M. Brown, M.D.*	57	Chief Medical Officer of DSI
*		Principal Financial and Accounting Officer; Chief Financial Officer of DSI
Christopher Van Tuyl*	44	General Counsel of DSI
Directors
Frank M. Torti, M.D.	39	Chairperson of our Board of Directors
Myrtle S. Potter	59	Director

*	Employee of our wholly owned subsidiary, DSI. Such employee provides services to us pursuant to an inter-company services agreement between us and DSI.
(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the compliance oversight committee.
(4)	Member of the nominating and corporate governance committee.

Executive Officers

Todd Zavodnick has served as our Principal Executive Officer and the Chief Executive Officer of DSI since November 2018. From September 2017 through October 2018, Mr. Zavodnick served as Chief Commercial Officer of Revance Therapeutics, Inc. From January 2016 to June 2017, Mr. Zavodnick was President of International of ZELTIQ Aesthetics, Inc., a company focused on medical technology, prior to the company’s acquisition by Allergan plc in April 2017. From May 2012 to January 2016, he served in leadership roles at Galderma Laboratories, most recently as President and General Manager, North America. Prior to this, Mr. Zavodnick had a 14-year career at Alcon Laboratories in a series of ascending sales and marketing positions both domestically and internationally, ultimately serving as President of Alcon China and Mongolia. He currently serves on the board of directors of NovaBay Pharmaceuticals, Inc., Allurion Technologies, and the Children’s Skin Disease Foundation. Mr. Zavodnick earned a B.S. in Pharmacy from Rutgers University and an M.B.A. from The University of Texas at Dallas.

Philip Brown, M.D. has served as the Chief Medical Officer of DSI since January 2019. From January 2017 through December 2018, Dr. Brown served as head of global prescription development at Galderma S.A. From January 2011 through December 2016, Dr. Brown served as Senior Vice President, Medical & Regulatory Affairs of Galderma S.A. From April 2003 through December 2010, Dr. Brown served as Senior Vice President, Clinical Development of Lexicon Pharmaceuticals. Dr. Brown earned a B.A. from Hendrix College, a J.D. from the University of Texas School of Law and a M.D. from the Texas Tech University Health Sciences Center School of Medicine.

Christopher Van Tuyl has served as the General Counsel of DSI since March 2018. From October 2015 to March 2018, Mr. Van Tuyl was a shareholder at the law firm Sacks Tierney P.A. where he practiced in the pharmaceutical, healthcare and technology fields. From March 2015 to August 2015, Mr. Van Tuyl served as Legal Executive at Fidelity National Information Services Inc., a global leader in financial services technology. Mr. Van Tuyl served as the Corporate Secretary and Associate General Counsel at Rayonier Inc., a publicly-traded timberland REIT and performance fiber company, from February 2013 to March 2015, and as its Chief Compliance Officer from June 2014 to March 2015. From 2009 to 2013, Mr. Van Tuyl served as Associate General Counsel of Medicis Pharmaceutical Corporation. Mr. Van Tuyl previously served as a corporate attorney at the law firms of Squire Sanders & Dempsey LLP and Clifford Chance LLP. Mr. Van Tuyl earned a B.S. in Finance from Arizona State University and a J.D. from Duke University School of Law.

Directors

Frank Torti, M.D. has served as Chairperson of our board of directors since August 2018. Dr. Torti has served as Vant Investment Chair of Roivant Sciences, Inc., or RSI, since August 2018. Prior to joining RSI, from August 2007 to

August 2018, Dr. Torti served as a Partner of New Enterprise Associates, or NEA, specializing in investments in healthcare. Prior to joining NEA, Dr. Torti worked for the Duke University Center for Clinical & Genetic Economics from 2002 to 2005 in various capacities, where he was involved in clinical trials research and economic evaluations of multinational clinical trials. Dr. Torti presently serves as chairperson of the board of directors of Arbutus Biopharma Corp. and Axovant Sciences Ltd., and on the boards of directors of Urovant Sciences Ltd. and Myovant Sciences Ltd., and has also previously served on the boards of directors of several development and commercial stage private healthcare companies, including Annexon Biosciences, Inc., Eargo Inc., Galera Therapeutics, Inc., NeoTract, Inc., Novast Pharmaceuticals Ltd., OrphoMed, Inc., Tarveda Therapeutics, Inc. and XOC Pharmaceuticals, Inc. Dr. Torti earned an M.D. from the University of North Carolina School of Medicine, an M.B.A. from Harvard Business School and a B.A. from the University of North Carolina. Our board of directors believes that Dr. Torti’s extensive experience in healthcare investing, as well as his clinical trial background, qualifies him to serve on our board of directors.

Myrtle Potter has served as a member of our board of directors since August 2018. Ms. Potter has served as Vant Operating Chair of Roivant Sciences, Inc. since July 2018. Ms. Potter founded Myrtle Potter & Company, LLC, a private healthcare and life sciences consulting firm, in September 2005, and served as the Chief Executive Officer until July 2018. From August 2009 until December 2014, Ms. Potter served as Founder and Chief Executive Officer of Myrtle Potter Media, Inc., a consumer healthcare company. From 2000 to 2004, Ms. Potter served as Chief Operating Officer at Genentech, Inc., a biopharmaceutical company, and from 2004 to 2005, she served as the President, Commercial Operations and Executive Vice President of Genentech. Prior to that, Ms. Potter held various positions, including President, Cardiovascular/Metabolics at Bristol-Myers Squibb and a vice president at Merck & Co. Ms. Potter currently serves as chairperson of the board of directors of Urovant Sciences Ltd. and on the boards of directors of Arbutus Biopharma Corp., Myovant Sciences Ltd., Axovant Sciences Ltd., Liberty Mutual Holding Company Inc., a diversified global insurance company, Axsome Therapeutics, Inc., a biopharmaceutical company, and a number of privately held companies. Ms. Potter previously served on the boards of directors of Rite Aid Corporation, a leading drug store chain, from December 2013 to October 2018, INSMED Inc., a biopharmaceutical company, from December 2014 to November 2018, Everyday Health, Inc., a leading provider of digital health and wellness solutions, from October 2010 until its acquisition in December 2016, and Amazon.com, Inc., a leading e-commerce company, from 2004 to 2009. She also served on the boards of directors of Medco Health Solutions Inc. and Express Scripts Holding Co., subsequent to its acquisition of Medco Health Solutions, as well as other privately held companies. Ms. Potter earned a B.A. from the University of Chicago. Our board of directors believes that Ms. Potter’s extensive operational experience leading biopharmaceutical companies and her expertise in commercializing prescription drugs qualifies her to serve as a member of our board of directors.

Family Relationships

There are no family relationships between our board of directors and our executive officers.

Board of Directors

Our business and affairs are managed under the direction of our board of directors, which currently consists of two members. In accordance with our amended and restated bye-laws, our board of directors consists of a single class of directors. Each member of our board of directors (other than a director appointed by RSL, or an RSL Director) serves a term as determined by our shareholders and each RSL Director serves a term as determined by RSL. In either case, if no such determination is made, each such director will serve a one-year term expiring at our next annual meeting of shareholders, subject to his or her office being vacated sooner pursuant to our amended and restated bye-laws. Our amended and restated bye-laws provides that the authorized number of directors (being no less than two directors and no more than seven directors) may be changed only by resolution approved by a majority of our board of directors.

Director Independence and Controlled Company Exemptions

After the closing of this offering, we will be a “controlled company” within the meaning of the listing rules of Nasdaq. We will remain a “controlled company” so long as either more than 50% of the voting power for the election of directors is held by RSL or the RSL designated directors control all matters presented to our board of directors for a vote. As such, we intend to avail ourselves of the controlled company exemptions under the Nasdaq listing rules.

As a controlled company, we will not be required to have a majority of “independent directors” on our board of directors, as defined under the Nasdaq listing rules, or to have a compensation committee or a board committee performing the board nominating function composed entirely of independent directors. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may continue to rely on these exemptions so long as we are allowed to as a “controlled company.”

The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Nasdaq listing rules, which rules require that our audit committee be composed of at least three members. Under Rule 10A-3 of the Exchange Act, we are permitted to phase in our compliance with the independent audit committee requirements set forth in Rule 10A-3 of the Exchange Act as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing.

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors has determined that                 and                 representing                 of the                 members of our board of directors, are independent, as that term is defined under the applicable rules and regulations of the SEC and the Nasdaq listing rules. Our board of directors has determined that                 , Ms. Potter and Dr. Torti are not independent under applicable SEC and Nasdaq listing rules. We plan to comply with the corporate governance requirements of the SEC and the Nasdaq listing rules.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a compliance oversight committee, each of which have the composition and responsibilities described below. From time to time, the board may establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee consists of                ,                 and                .                 is the chairperson of the audit committee.

Our board of directors has determined that each of                ,                and                  is an independent director under Nasdaq listing rules and is independent under Rule 10A-3 of the Exchange Act. Our board of directors has further determined that each of the members of the audit committee satisfy the financial literacy and sophistication requirements of the SEC and Nasdaq listing rules. In addition, our board of directors has determined that                qualifies as an audit committee financial expert, as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act.

The principal duties and responsibilities, among others, of our audit committee include:

∎

recommending and retaining an independent registered public accounting firm to serve as independent auditor to audit our financial statements, overseeing the independent auditor’s work and determining the independent auditor’s compensation;

∎	approving in advance all audit services and non-audit services to be provided to us by our independent auditor;

∎

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

∎	overseeing our risk assessment and risk management processes;

∎	reviewing and ratifying all related party transactions, based on the standards set forth in our related party transactions policy;

∎	reviewing and discussing with management and our independent auditor the results of the annual audit and the independent auditor’s review of our quarterly financial statements; and

∎

conferring with management and our independent auditor about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices.

Both our independent registered public accounting firm and management periodically will meet privately with our audit committee.

Compensation Committee

Our compensation committee consists of                 ,                  and                 , each of whom is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act.                is the chairperson of the compensation committee.

The principal duties and responsibilities, among others, of our compensation committee include:

∎

establishing and approving, and making recommendations to the board of directors regarding, performance goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting, or recommending to the full board of directors for approval, the chief executive officer’s compensation, including incentive-based and equity-based compensation, based on that evaluation;

∎	setting the compensation of our other executive officers, based in part on recommendations of the chief executive officer;

∎	exercising administrative authority under our equity incentive plan and any employee benefit plans;

∎	establishing policies and making recommendations to our board of directors regarding director compensation;

∎	overseeing risks and exposures associated with executive and director compensation plans and arrangements;

∎	reviewing and discussing with management the compensation discussion and analysis that we may be required from time to time to include in SEC filings; and

∎

preparing a compensation committee report on executive and director compensation as may be required from time to time to be included in our annual proxy statements or annual reports on Form 10-K filed with the SEC.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of                 ,                  and                 .                  is the chairperson of the nominating and corporate governance committee.

The principal duties and responsibilities, among others, of our nominating and corporate governance committee include:

∎	assessing the need for new directors and identifying individuals qualified to become directors;

∎	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

∎	assessing individual director performance, participation and qualifications;

∎

developing, recommending, overseeing the implementation of and monitoring compliance with, our corporate governance guidelines, and periodically reviewing and recommending any necessary or appropriate changes to our corporate governance guidelines;

∎	monitoring the effectiveness of the board and the quality of the relationship between management and the board; and

∎	overseeing an annual evaluation of the board’s performance.

Compliance Oversight Committee

Our compliance oversight committee consists of                 ,                  and                 .                  is the chairperson of the compliance oversight committee.

The principal duties and responsibilities, among others, of our compliance oversight committee include:

∎	identifying our compliance officer and reviewing and assessing the compliance officer’s performance in administering our compliance program;

∎	making periodic reports to the board regarding compliance matters, including reporting any substantial deviations from, or potential violations of, our compliance policies and procedures;

∎	establishing internal reporting procedures for our employees to confidentially report to our compliance officer any identified issues or questions regarding our compliance program; and

∎	developing, recommending, reviewing and updating our compliance policies and procedures to ensure continued compliance with the current legal and regulatory landscape in which we operate.

Code of Business Conduct and Ethics for Employees, Executive Officers and Directors

We will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, applicable to all of our employees, executive officers and directors. The Code of Conduct will be available on our website at www.dermavant.com. The nominating and corporate governance committee of our board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

None of our directors who serve as a member of our compensation committee is, or has at any time during the past year been, one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

We intend to provide cash and equity-based compensation to our directors for the time and effort necessary to serve as a member of our board of directors.

We expect that our board of directors will adopt a director compensation policy for non-employee directors following the closing of this offering. Pursuant to this policy, we expect that any director who is also an employee of ours or our subsidiary will not receive any additional compensation for his or her service as a director.

During the year ended March 31, 2018, our sole director was RSL, our sole shareholder.

EXECUTIVE COMPENSATION

Our named executive officers for the year ended March 31, 2018, consisting of our former principal executive officer and the next two most highly compensated executive officers, were:

∎	Jacqualyne Fouse, Ph.D., former Principal Executive Officer and the former Executive Chair of DSI;

∎	Vincent Ippolito, former President and Chief Operating Officer of DSI; and

∎	James Lee, M.D., Ph.D., former Chief Medical Officer of DSI.

Summary Compensation Table for Year Ended March 31, 2018

The following table sets forth information regarding compensation earned during the year ended March 31, 2018 by our named executive officers.

NAME AND PRINCIPAL POSITION (1)	SALARY		BONUS		STOCK AWARDS (2)	OPTION AWARDS (3)	NON-EQUITY INCENTIVE PLAN COMPENSATION (4)	ALL OTHER COMPENSATION (5)	TOTAL
Jacqualyne Fouse, Ph.D.(6)	$225,000		$—		$—	$2,157,371	$—	$135	$2,382,506
Former Principal Executive Officer and Executive Chair of DSI

Vincent Ippolito (7)	201,538		200,000	(9)	—	249,375	120,000	590	771,503
Former President and Chief Operating Officer of DSI

James Lee, M.D., Ph.D. (8)	343,750	(4)	—		—	—	130,000	1,118	474,868
Former Chief Medical Officer of DSI

(1)	Each of our named executive officers is or was an employee of our wholly owned subsidiary, DSI. Such employee provides or provided services to us pursuant to an inter-company services agreement between us and DSI.
(2)	In accordance with SEC rules, this column does not include any amount for the grant date fair value of the RSL restricted stock units, or RSUs, granted to Dr. Fouse and Mr. Ippolito calculated in accordance with ASC Topic 718 for stock-based compensation transactions. The RSL RSUs will vest only to the extent certain RSL performance criteria are achieved and certain RSL liquidity conditions are satisfied within specified years of the grant date, provided that each of Dr. Fouse and Mr. Ippolito has provided continued service to RSL or a subsidiary of RSL, such as Dermavant, through the date the performance criteria are achieved. As of the grant date, the liquidity events were considered not probable of occurring. As a result, the grant date fair value of the RSL RSUs, for purposes of this table, is $0. Assuming that both of the vesting conditions to the RSL RSUs were met, the value of the RSL RSUs as of the grant date would have been $1,626,482. Dr. Lee did not receive any stock awards during the year ended March 31, 2018. For a discussion of the valuation of RSL common shares, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Share-based Compensation.” Upon Dr. Fouse’s resignation from DSI, all of the RSL RSUs held by Dr. Fouse lapsed and were forfeited in accordance with the terms of a separation and general release agreement. Upon Mr. Ippolito’s resignation from DSI, all of the RSL RSUs held by Mr. Ippolito lapsed and were forfeited in accordance with the terms of a separation and general release agreement.
(3)	This column reflects the full grant date fair value for options granted during the year ended March 31, 2018 as measured pursuant to ASC Topic 718 as share-based compensation in our consolidated financial statements. The assumptions we used in valuing options are described in Note 8 to our consolidated financial statements included elsewhere in this prospectus. Upon Dr. Fouse’s resignation from DSI, 2,996,349 common shares underlying the stock option held by Dr. Fouse, representing the unvested portion of her option at the time of her resignation, lapsed and were forfeited. Upon Mr. Ippolito’s resignation from DSI in January 2019, 902,344 common shares underlying the stock option held by Mr. Ippolito, representing the unvested portion of his option expected at the time of his resignation in January 2019, lapsed and were forfeited.
(4)	Amounts reflect cash incentive bonuses paid by us in April 2018 for the performance of services during the year ended March 31, 2018, which were based upon our board of directors’ assessment of individual performance, as well as the achievement of corporate performance goals, which included goals related to business and corporate development objectives.
(5)	Amounts reflect 401(k) matching contributions by us to, and life insurance premiums paid by us on behalf, and for the benefit, of each named executive officer.
(6)	Dr. Fouse joined DSI in July 2017 and resigned in September 2018.
(7)	Mr. Ippolito joined DSI in September 2017 and resigned in January 2019.

(8)	Dr. Lee joined DSI in May 2017 and resigned in December 2018.
(9)	Represents a one-time sign-on bonus.

Outstanding Equity Awards at March 31, 2018

The following table provides information about outstanding equity awards held by each of our named executive officers at March 31, 2018. All awards were granted under our 2016 Plan, or the RSL 2015 Restricted Stock Unit Plan.

		OPTION AWARDS (1)							STOCK AWARDS
	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)				EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS(#)	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED UNITS THAT HAVE NOT VESTED		EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED UNITS THAT HAVE NOT VESTED
NAME		EXERCISABLE		UNEXERCISABLE
Jacqualyne Fouse, Ph.D.(2)	7/1/2017	—		3,995,132	(3)	—	$0.84	7/1/2027	66,845	(4)	$930,482	(5)
Vincent Ippolito	10/20/2017	—		1,312,500	(6)	—	0.29	10/19/2027	50,000	(4)	696,000	(5)
James Lee, M.D., Ph.D.	8/20/2016	281,250	(7)	468,750	(7)	—	0.55	8/19/2026	—		—

(1)	All option awards listed in this table were granted pursuant to our 2016 Plan, the terms of which are descried below under “—2016 Equity Incentive Plan.”
(2)	Dr. Fouse resigned from DSI in September 2018.
(3)	25% of the common shares underlying this stock option, or 998,783 common shares, vested on the first anniversary of the option grant date. The remaining 2,996,349 common shares underlying this option lapsed and were forfeited upon Dr. Fouse’s resignation from DSI in accordance with the terms of a separation and general release agreement.
(4)	Represents the number of RSL common shares underlying the RSL RSUs. The RSL RSUs will vest only to the extent certain RSL performance criteria are achieved and certain RSL liquidity conditions are satisfied within specified years of the grant date, provided that Dr. Fouse or Mr. Ippolito, as applicable, has provided continued service to RSL or a subsidiary of RSL, such as Dermavant, through the date the performance criteria are achieved. Upon Dr. Fouse’s resignation from DSI, all of the RSL RSUs held by Dr. Fouse lapsed and were forfeited. Upon Mr. Ippolito’s resignation from DSI in January 2019, all of the RSL RSUs held by Mr. Ippolito lapsed and were forfeited.
(5)	Significant judgment and estimates were used to estimate the fair value of the RSL RSUs held by Dr. Fouse and Mr. Ippolito, as they are not publicly traded. The fair value was estimated based on various corporate event-based considerations, including certain thresholds for RSL’s future financing and liquidity events as defined in the RSL agreements and Monte Carlo simulation.
(6)	This stock option vests over a period of four years. 25% of the common shares underlying the option, or 328,125 common shares, vested on September 29, 2018, with the remainder vesting in 12 equal quarterly installments thereafter, subject to Mr. Ippolito’s continuous service through the relevant vesting dates and accelerated vesting upon a change in control. Pursuant to the retention agreement described under “—Employment Arrangements—Vincent Ippolito,” 82,031 of the unvested shares subject to the option vested on December 29, 2018 in accordance with the terms of Mr. Ippolito’s option award agreement. Upon Mr. Ippolito’s resignation from DSI in January 2019, 902,344 common shares underlying the stock option held by Mr. Ippolito, representing the unvested portion of his option at the time of his resignation in January 2019, lapsed and were forfeited.
(7)	This stock option provided for vesting over a period of four years, with 25% of the common shares underlying the option, or 187,500 common shares, vesting on July 8, 2017, with the remainder vesting in 12 equal quarterly installments thereafter, subject to Dr. Lee’s continuous service through the relevant vesting dates and accelerated vesting upon a change in control. Pursuant to the retention agreement described under “—Employment Arrangements—James Lee, M.D., Ph.D.,” we extended the period for Dr. Lee to exercise the vested portion of the stock option (which vested portion consisted of 421,875 common shares) as of December 3, 2018, the date Dr. Lee’s employment terminated, to the date that is six months after December 3, 2018. Dr. Lee forfeited the remaining 328,125 common shares underlying the stock option that were unvested on such date in accordance with the terms of a separation and general release agreement.

Employment Arrangements

Todd Zavodnick

In October 2018, DSI entered into an employment agreement with Mr. Zavodnick to serve as the Chief Executive Officer of DSI and our principal executive officer. The employment agreement provides for an annual base salary of

$450,000 and we paid Mr. Zavodnick a signing bonus of $456,000, which bonus Mr. Zavodnick must fully repay if he resigns without “good reason” or DSI terminates his employment for “cause” (each term as defined in his employment agreement), in each case prior to the first anniversary of his commencement of his employment. The employment agreement also provides that, beginning with the fiscal year commencing on April 1, 2019, he will be eligible to earn an annual discretionary cash bonus with a target bonus opportunity equal to 60% of his base salary, based on his individual performance as well as DSI’s overall performance. Mr. Zavodnick is also eligible to participate in benefit plans and arrangements made available to all full-time DSI employees. In December 2018, we granted Mr. Zavodnick a stock option to purchase 4,318,339 common shares, with an exercise price of $3.14 per share, of which 25% of the common shares will vest on the one-year anniversary of his employment commencement date, and the remainder will vest in 12 equal quarterly installments thereafter, subject to his continuous service through the relevant vesting dates. In the event of a change of control, any unvested portion of the option will immediately fully vest.

If DSI terminates Mr. Zavodnick’s employment without cause or he resigns for good reason, then, subject to Mr. Zavodnick timely executing and not revoking a waiver and release of claims in DSI’s favor, he will be entitled to receive (i) continuing payments of his then-current base salary for nine months following such termination; and (ii) reimbursement of premiums to continue health insurance coverage under COBRA for up to nine months following such termination.

If within 12 months following the closing date of a change of control, DSI terminates Mr. Zavodnick’s employment without cause or he resigns for good reason, then, subject to Mr. Zavodnick timely executing and not revoking a waiver and release of claims in DSI’s favor, he will be entitled to receive (i) a cash amount equal to 12 months of his then-current base salary plus 100% of his then-current target annual discretionary cash bonus opportunity, payable in equal installments over the 12 month period following such termination; (ii) reimbursement of premiums to continue health insurance coverage under COBRA for up to 12 months following such termination; and (iii) any unvested portion of the option described in the paragraph above will immediately fully vest.

Philip M. Brown, M.D.

In December 2018, DSI entered into an employment agreement with Dr. Brown to serve as the Chief Medical Officer of DSI. The employment agreement provides for an annual base salary of $400,000 and we paid Dr. Brown a signing bonus of $50,000, which must be repaid on a pro rata basis if Dr. Brown resigns without “good reason” or DSI terminates his employment for “cause” (each term as defined in his employment agreement), in each case prior to the first anniversary of the commencement of his employment. The employment agreement also provides that, beginning with the fiscal year commencing on April 1, 2019, he will be eligible to earn an annual discretionary cash bonus with a target bonus opportunity equal to 40% of his base salary, based on his individual performance as well as DSI’s overall performance. Dr. Brown is also eligible to participate in benefit plans and arrangements made available to all full-time DSI employees. In                     , 2019, we granted Dr. Brown a stock option to purchase 750,000 common shares, with an exercise price of $                 per share, of which 25% of the common shares will vest on the one-year anniversary of his employment commencement date, and the remainder will vest in 12 equal quarterly installments thereafter, subject to his continuous service through the relevant vesting dates. In the event of a change of control (as defined in his employment agreement) any unvested portion of the option will immediately fully vest.

If DSI terminates Dr. Brown’s employment without cause or he resigns for good reason, then, subject to Dr. Brown timely executing and not revoking a waiver and release of claims in DSI’s favor, he will be entitled to receive (i) continuing payments of his then-current base salary for six months following such termination, (ii) a cash amount equal to his annual discretionary cash bonus opportunity for the year of such termination and (iii) reimbursement of premiums to continue health insurance coverage under COBRA for six months following such termination.

If within six months following the closing date of a change of control, DSI terminates Dr. Brown’s employment without cause or he resigns for good reason, then, subject to Dr. Brown timely executing and not revoking a waiver and release of claims in DSI’s favor, he will be entitled to receive (i) a cash amount equal to six months of his then-current base salary plus 100% of his then-current target annual discretionary cash bonus opportunity, payable in equal installments over the six month period following such termination; (ii) reimbursement of premiums to continue health insurance coverage under COBRA for up to six months following such termination; and (iii) any unvested portion of the option described in the paragraph above will immediately fully vest.

Jacqualyne Fouse, Ph.D.

In September 2018, Dr. Fouse resigned as our Principal Executive Officer and the Executive Chair of DSI and we entered into a separation agreement and general release agreement. We paid Dr. Fouse $128,200, which was equal to the prorated amount of her bonus target for the fiscal year ended March 31, 2019. In exchange, Dr. Fouse delivered to us a general release of claims. In addition, Dr. Fouse forfeited 2,996,349 unvested shares pursuant to her DSL stock option, as well as all of her RSL RSUs. Dr. Fouse remains party to a confidentiality, assignment of inventions and non-solicitation agreement. This agreement also includes a covenant not to compete with us or solicit our customers, other business partners, and employees for one year after her resignation.

Vincent Ippolito

In January 2019, Mr. Ippolito resigned as President and Chief Operating Officer of DSI. In connection with his resignation, in December 2018, DSI entered into a retention agreement with Mr. Ippolito, pursuant to which we (i) paid him his annual base salary of $400,000, less applicable tax withholdings, until his resignation in January 2019, (ii) paid him a lump-sum cash payment equal to the sum of $200,000 (representing six months of base salary), $152,877 (representing his prorated target bonus amount for the fiscal year beginning April 1, 2018 and $13,715 (representing reimbursement costs for premiums to continue health coverage for six months). In addition, 82,031 of the unvested shares subject to Mr. Ippolito’s stock option vested on December 29, 2018. Mr. Ippolito forfeited the remaining 902,344 unvested shares pursuant to his DSL stock option, as well as all of his RSL RSUs.

Mr. Ippolito is also party to a non-disclosure and invention assignment agreement that contains covenants regarding confidential information and invention assignment, as well as a covenant not to solicit our employees or customers or other business partners during Mr. Ippolito’s employment with us and for one year thereafter.

James Lee, M.D., Ph.D.

In December 2018, Dr. Lee resigned as Chief Medical Officer of DSI. In connection with his resignation, DSI entered into a retention agreement with Dr. Lee, pursuant to which we (i) paid him $100,000; and (ii) extended by three months the exercise period of 421,875 vested common shares pursuant to his DSL stock option. In exchange, Dr. Lee delivered to us a release of claims. DSI subsequently entered into a short-term consulting agreement with Dr. Lee for transition services following his resignation date until December 9, 2018, and has agreed to pay him $9,750. In addition, Dr. Lee forfeited 328,125 unvested common shares subject to his DSL stock option.

Dr. Lee is also party to a non-disclosure and invention assignment agreement that contains covenants regarding confidential information and invention assignment, as well as a covenant not to solicit our employees or customers or other business partners for one year after his resignation.

2016 Equity Incentive Plan

In April 2016, our board of directors and our shareholder adopted our 2016 Plan, which originally provided for the issuance of up to a maximum of 7,500,000 common shares. In October 2018, our board of directors amended the 2016 Plan to increase the share reserve under the 2016 Plan from 7,500,000 common shares to 13,235,294 common shares. In December 2018, our board of directors amended the 2016 Plan to increase the share reserve under the 2016 Plan from 13,235,294 common shares to 17,993,079 common shares. In                  2019, our board of directors further amended the 2016 Plan and our shareholder ratified such amendment. All references herein to our 2016 Plan will be deemed to refer to the 2016 Plan, as amended from time to time, unless the context otherwise requires. The 2016 Plan provides for the grant of incentive options within the meaning of Section 422 of the Code to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other forms of stock compensation to our employees, including officers, consultants and directors. The 2016 Plan also provides for the grant of performance cash awards to our employees, consultants and directors.

Authorized Shares

The maximum number of common shares that may be issued under the 2016 Plan is                shares. The number of common shares reserved for issuance under the 2016 Plan will automatically increase on April 1 of each year, for a period of ten years, from April 1, 2019 continuing through April 1, 2028, by                % of the total number of our

common shares outstanding on March 31 of the preceding fiscal year, or a lesser number of shares as may be determined by our board of directors. The maximum number of common shares that may be issued pursuant to the exercise of incentive options under the 2016 Plan is                .

Shares issued under the 2016 Plan may be authorized but unissued or reacquired common shares. Shares subject to stock awards granted under the 2016 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of common shares available for issuance under the 2016 Plan. Additionally, common shares issued pursuant to stock awards under the 2016 Plan that we repurchase or that are forfeited, as well as shares reacquired by us as consideration for the exercise or purchase price of a stock award or to satisfy tax withholding obligations related to a stock award, will become available for future grant under the 2016 Plan.

Administration

Our board of directors, or a duly authorized committee thereof, will have the authority to administer the 2016 Plan. Our board of directors will delegate its authority to administer the 2016 Plan to our compensation committee under the terms of the compensation committee’s charter. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees other than officers to receive specified stock awards and (2) determine the number of our common shares to be subject to such stock awards. Subject to the terms of the 2016 Plan, the administrator has the authority to determine the terms of awards, including recipients, the exercise price or strike price of stock awards, if any, the number of common shares subject to each stock award, the fair market value of a common share, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise or settlement of the stock award and the terms and conditions of the award agreements for use under the 2016 Plan.

The administrator has the power to modify outstanding awards under our 2016 Plan. Subject to the terms of the 2016 Plan, the administrator has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Performance Awards

The 2016 Plan permits the grant of performance-based stock and cash awards. Our compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of specified pre-established performance goals during a designated performance period.

Changes to Capital Structure

In the event there is a specified type of change in our capital structure, such as a split, reverse split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under our 2016 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options and (4) the class and number of shares and exercise price, strike price or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions

The 2016 Plan provides that in the event of a specified corporate transaction, including without limitation a consolidation, merger, or similar transaction involving our company, the sale of all or substantially all of the assets of our company, the direct or indirect acquisition by an person or persons acting as a group of ownership of shares representing a majority of the then outstanding share capital of our company, the administrator will determine how to treat each outstanding stock award. The administrator may:

∎	arrange for the assumption, continuation or substitution of a stock award by a successor corporation;

∎	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

∎	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

∎	arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us;

∎	cancel the stock award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock award; or

∎

make a payment, in such form as determined by the administrator, equal to the excess, if any, of the value of the property that would have been received if such award was exercised immediately prior to the effective time of the corporate transaction over any exercise price payable.

The administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner. The administrator may take different actions with respect to the vested and unvested portions of a stock award.

Change in Control

The administrator may provide, in an individual award agreement or in any other written agreement between us and the participant, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. In the absence of such a provision, no such acceleration of the stock award will occur.

Plan Amendment or Termination

Our board has the authority to amend, suspend or terminate the 2016 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Unless terminated sooner by our board, the 2016 Plan will automatically terminate on the day before the tenth (10th) anniversary of the earlier of (1) the date the 2016 Plan was adopted by our board, or (2) the date the 2016 Plan was approved by our shareholder. No incentive options may be granted after the tenth anniversary of the date our board of directors adopted the 2016 Plan.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since our inception on September 28, 2015 to which we have been a participant and in which (1) the amount involved exceeded or will exceed $120,000, and (2) any of our directors, executive officers or holders of more than 5% of our share capital, or any members of their immediate family, had or will have a direct or indirect material interest.

Affiliate Services Agreements

We have entered into services agreements with each of Roivant Sciences, Inc. and Roivant Sciences GmbH, wholly owned subsidiaries of our controlling shareholder RSL, each as further described below. Pursuant to these services agreements, during the years ended March 31, 2017 and 2018 and the nine months ended December 31, 2018, we incurred expenses of $9.5 million, $12.4 million and $3.9 million, respectively, inclusive of the mark-up under these agreements.

Roivant Sciences, Inc. Services Agreement

Effective as of August 20, 2018, we and our wholly owned subsidiaries, DSI and DSG, entered into an amended and restated services agreement with RSI, a wholly owned subsidiary of RSL, or the RSI Services Agreement, pursuant to which RSI provides us various services, including, but not limited to, services related to certain development, administrative and financial activities. Following the closing of this offering, we expect that our reliance on RSI will decrease over time as we, DSI, DSG and any other future subsidiary of ours continue to hire the necessary personnel to manage the development and potential commercialization of tapinarof or any future product candidates.

Under the terms of the RSI Services Agreement, we are obligated to pay or reimburse RSI for the costs it, or third parties acting on its behalf, incur(s) in providing services to us. In addition, we are obligated to pay to RSI a pre-determined mark-up on costs incurred by it in connection with any general and administrative and support services as well as research and development services.

Administrative and support services include, but are not limited to, payroll, general administrative, corporate and public relations, investor relations, financial marketing, activities in connection with raising capital, accounting, tax, health, safety, environmental and regulatory affairs, staffing and recruiting, benefits, information and technology services, purchasing and legal services. Research and development services include, but are not limited to, drug discovery and development from target identification through regulatory approval.

Under the RSI Services Agreement, RSI has agreed to indemnify us, DSI and DSG, and each our respective officers, employees and directors against all losses arising out of, due to or in connection with the provision of services (or the failure to provide services) under the RSI Services Agreement, subject to certain limitations set forth in the RSI Services Agreement. In addition, we, DSI and DSG have agreed to indemnify RSI and its affiliates and their respective officers, employees and directors against all losses arising out of, due to or in connection with the receipt of services under the RSI Services Agreement, subject to certain limitations set forth in the RSI Services Agreement. Such indemnification obligations will not exceed the payments made by us, by DSI and by DSG under the RSI Services Agreement for the specific service that allegedly caused or was related to the losses during the period in which such alleged losses were incurred. The term of the RSI Services Agreement will continue until terminated upon 90 days’ written notice by RSI or by either DSI or DSG with respect to the services either such party receives thereunder.

Roivant Sciences GmbH Services Agreement

Effective as of August 20, 2018, DSG entered into an amended and restated services agreement with RSG, a wholly owned subsidiary of RSL, or the RSG Services Agreement, pursuant to which RSG provides DSG various services, including, but not limited to, services related to certain development, administrative and financial activities. Following the closing of this offering, we expect that reliance on RSG by DSG will decrease over time as DSG hires the necessary personnel to manage the development and potential commercialization of our product candidates.

Under the terms of the RSG Services Agreement, DSG is obligated to pay or reimburse RSG for the costs it, or third parties acting on its behalf, incur(s) in providing services to us. In addition, DSG is obligated to pay to RSG a pre-determined mark-up on costs incurred by it in connection with any general and administrative and support services as well as research and development services.

Administrative and support services include, but are not limited to, payroll, general administrative, corporate and public relations, investor relations, financial marketing, activities in connection with raising capital, accounting and auditing, tax, health, safety, environmental and regulatory affairs, staffing and recruiting, benefits, information and technology services, purchasing and legal services. Research and development services include, but are not limited to drug discovery and development from target identification through regulatory approval.

Under the RSG Services Agreement, RSG has agreed to indemnify DSG, and each of its officers, employees and directors against all losses arising out of, due to or in connection with the provision of services (or the failure to provide services) under the RSG Services Agreement, subject to certain limitations set forth in the RSG Services Agreement. DSG has also agreed to indemnify RSG and its affiliates and their respective officers, employees and directors against all losses arising out of, due to or in connection with the receipt of services under the RSG Services Agreement, subject to certain limitations set forth in the RSG Services Agreement. Such indemnification obligations will not exceed the payments made by DSG under the RSG Services Agreement for the specific service that allegedly caused or was related to the losses during the period in which such alleged losses were incurred. The term of the RSG Services Agreement will continue until terminated by RSG or DSG upon 90 days’ written notice.

RSL Information Sharing and Cooperation Agreement

In                         , we entered into an amended and restated information sharing and cooperation agreement, or the Cooperation Agreement, with RSL. The Cooperation Agreement, among other things: (1) obligates us to deliver to RSL periodic financial statements and other information upon reasonable request and to comply with other specified financial reporting requirements; (2) requires us to supply certain material information to RSL to assist it in preparing any future SEC filings; and (3) requires us to implement and observe certain policies and procedures related to applicable laws and regulations. We agreed to indemnify RSL and its affiliates and their respective officers, employees and directors against all losses arising out of, due to or in connection with RSL’s status as a shareholder under the Cooperation Agreement and the operations of or services provided by RSL or its affiliates or their respective officers, employees or directors to us or any of our subsidiaries, subject to certain limitations set forth in the Cooperation Agreement. No amounts have been paid or received under this agreement; however, we believe this agreement is material to our business and operations.

Subject to specified exceptions, the Cooperation Agreement will terminate upon the earlier of (1) the mutual written consent of the parties or (2) the later of when RSL is no longer (a) required by U.S. GAAP to consolidate our results of operations and financial position, account for its investment in us under the equity method of accounting or, by any rule of the SEC, include our separate financial statements in any filings it may make with the SEC and (b) has the right to elect directors constituting a majority of our board of directors.

RSL Registration Rights Agreement

In                 , we entered into a registration rights agreement with RSL. After the closing of this offering, pursuant to the terms of this agreement, RSL will be entitled to rights with respect to the registration of their common shares under the Securities Act, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a description of these registration rights, see the section titled “Description of Share Capital—Registration Rights.”

Data Sharing Agreement

In                 , our wholly owned subsidiary, DSG, entered into a data sharing agreement, or the Data Sharing Agreement, with Datavant, Inc., or Datavant, a subsidiary of our parent company, RSL. Pursuant to this Data Sharing Agreement, DSG granted to Datavant a royalty-free, worldwide (excluding jurisdictions prohibited by the United States government), non-exclusive, irrevocable license to all data, subject to certain exceptions set forth in the Data Sharing Agreement, collected as part of clinical trials (but not prior to completion of such clinical trials and the publication or presentation of the data generated in connection with such clinical trials) or other patient-level data that is owned or licensed by DSG or its wholly owned subsidiaries and all other data mutually agreed by DSG and Datavant, solely for Datavant to (1) use such data to develop Datavant Products, or (2) provide such data to third parties, subject to the limitations and conditions set forth in the Data Sharing Agreement, including limitations on providing such data to any third party that competes with DSG. Pursuant to the Data Sharing Agreement, Datavant granted to DSG a royalty-free, worldwide (excluding jurisdictions prohibited by the United States government), non-exclusive, irrevocable license to use all data, subject to certain exceptions set forth in the Data Sharing

Agreement, owned or licensed by Datavant and applicable Datavant Products for such specified purposes as set forth in the Data Sharing Agreement. No amounts have been paid or received under this agreement, however, we believe this agreement is material to our business and operations.

Each of DSG and Datavant has agreed to indemnify the other and their respective officers, employees and directors from and against any and all losses arising out of, due to or in connection with licensed data provided by DSG or Datavant, as applicable, to the other party under the Data Sharing Agreement. The Data Sharing Agreement has an initial term of two years and will automatically renew annually thereafter, subject to 30 days’ written notice of termination by either party. In addition, either party may terminate (1) upon a change of control of either party upon 60 days’ written notice or (2) upon 90 days’ written notice for an uncured material breach by the other party.

RSL Commitment Letter

In July 2018, in connection with our acquisition of tapinarof from GSK pursuant to the GSK Agreement, we, DSG and RSL entered into the RSL Commitment Letter. In August 2018, pursuant to the RSL Commitment Letter, RSL funded $200.0 million in cash to DSG for the upfront payment to GSK under the GSK Agreement. $117.5 million of such funding from RSL was repaid with proceeds received from NovaQuest pursuant to the NovaQuest Agreement and $82.5 million of which was repaid with proceeds received from our issuance to RSL of 26,960,784 new common shares.

Under the RSL Commitment Letter, RSL agreed, subject to customary conditions, to invest, or cause to be invested, in us an amount equal to £100.0 million (approximately $133 million), net of our cash and short-term liabilities, to ensure DSG’s ability to satisfy its contingent payment obligation to GSK upon approval of an NDA by the FDA for tapinarof. RSL may elect to invest, or cause to be invested, such amount in exchange for debt or equity securities of Dermavant (including new common shares of Dermavant at a 20% discount to market price). RSL’s obligations under the RSL Commitment Letter will terminate if, among other things, (1) RSL ceases to beneficially own at least 30% of the outstanding voting securities of Dermavant or (2) following this offering and for so long as our shares remain listed on Nasdaq or another stock exchange, RSL ceases to be our largest shareholder as a result of dilution or certain change in control events and GSK consents to such termination.

Assignment Arrangements with RSG

In June 2017, DSG, our wholly owned subsidiary, entered into the IP Purchase Agreement with RSG, a wholly owned subsidiary of our parent company RSL, pursuant to which DSG assigned all of our rights, titles, claims and interests in and to all intellectual property rights under the Portola License Agreement and the Eisai License Agreement to RSG, solely as they relate to any of our rights or obligations in China and South Korea, for an aggregate purchase price of approximately $0.5 million. DSG also assigned all other global rights, title, interest and obligations under the Eisai License Agreement to RSG except for any such rights, title, interest and obligations in and to lotamilast with respect to topical application of lotamilast for any indication or any method of drug administration for dermatologic indications. Under the Portola License Agreement, Portola retained all rights to cerdulatinib other than for topical use in non-oncology fields of use.

In December 2018, DSG obtained all global rights, title, interest and obligations in and to DMVT-504 and DMVT-503 from RSG (except with respect to certain Asian territories described below), and assumed RSG’s applicable rights and obligations under the TheraVida License Agreement and AstraZeneca License Agreement, respectively, pursuant to assignment agreements with RSG, for an aggregate purchase price of $4.0 million. Under the assignment, DSG did not obtain (1) with respect to DMVT-504, any rights in South Korea and the Democratic People’s Republic of Korea, which rights were retained by TheraVida, or any rights in China and its territories, which rights were retained by RSG and previously transferred to Sinovant, and (2) with respect to DMVT-503, any rights in South Korea and China and its territories, which rights were retained by RSG and previously transferred to Sinovant. Concurrently, we entered into separate sublicense agreements with RSG in which we sublicensed back to RSG the foregoing rights for $0.5 million with respect to all indications other than dermatologic indications.

Each assignment and sublicense is subject to the terms of the applicable license agreement. Under the IP Purchase Agreement, RSG is obligated to make applicable royalty and milestone payments owed under each license agreement to us, to the extent such payment obligations arise from the development, regulatory approval or sales of cerdulatinib or lotamilast in China or South Korea, as applicable. Under the sublicense agreements for DMVT-504 and DMVT-503, RSG is obligated to make applicable royalty payments owed under each license agreement to us and allocate in good faith the applicable milestone payments between RSG and us, in either case to the extent such payment obligations arise from the development, regulatory approval or sales of DMVT-504 or DMVT-503 with respect to any indication other than dermatologic indications or, with respect to DMVT-504, overactive bladder (which rights were retained by TheraVida). Under the assignment agreements for DMVT-504 and DMVT-503, in the event that we cease development or funding of the DMVT-504 or DMVT-503 programs, as applicable, we are obligated to assign such rights, title and interest back to RSG at its election.

Employment Arrangements

Each of our executive officers is employed by our wholly owned subsidiary, DSI, and provides services to us pursuant to an inter-company services agreement between us and DSI. DSI has an employment agreement or offer letter with each of our executive officers that sets forth the initial terms and conditions of employment. For additional information regarding these employment arrangements, see the section titled “Executive Compensation—Employment Arrangements.”

Other Transactions

We have granted and intend to continue to grant equity awards to our executive officers. In addition, RSL has granted equity awards to certain of our executive officers. For a description of these equity awards, see the sections titled “Executive Compensation” and “Management—Director Compensation.”

Indemnification Agreements

In connection with this offering, we will enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements will provide the directors and executive officers with contractual rights to indemnification and expense advancement that are, in some cases, broader than the specific indemnification provisions contained under Bermuda law. See the section titled “Description of Share Capital—Indemnification of Directors and Officers” for additional information regarding indemnification under Bermuda law and our amended and restated bye-laws.

Related Person Transaction Policy

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including RSL, and any of their respective immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Conduct that we expect to adopt prior to the closing of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

∎	the risks, costs and benefits to us;

∎	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

∎	the availability of other sources for comparable services or products; and

∎	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our common shares as of February 28, 2019 by:

∎	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares;

∎	each of our named executive officers;

∎	each of our directors; and

∎	all of our executive officers and directors as a group.

The percentage ownership information before the offering is based upon 101,960,784 common shares outstanding as of February 28, 2019. The percentage ownership information after the offering assumes the sale and issuance of                common shares in this offering and no exercise by the underwriters of their option to purchase additional common shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include common shares issuable pursuant to the exercise of options that are either immediately exercisable or exercisable on or before April 30, 2019, which is 60 days after February 28, 2019. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons or entities listed in the table is c/o Dermavant Sciences Ltd., Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom.

	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
NAME OF BENEFICIAL OWNER		BEFORE OFFERING	AFTER OFFERING
5% Shareholder
Roivant Sciences Ltd. (1)	101,960,784	99.0%		%
Named Executive Officers and Directors
Jacqualyne Fouse, Ph.D. (2)	998,783	*
Vincent Ippolito (2)	82,031	*
James Lee, M.D., Ph.D. (2)	421,875	*
Myrtle S. Potter	—	—
Frank M. Torti, M.D.	—	—
All executive officers and directors as a group (eight persons)	1,658,939	*

*	Represents beneficial ownership of less than one percent.
(1)

Consists of 101,960,784 common shares directly owned by RSL. Under RSL’s internal governance arrangements, dispositive decisions of RSL require approval by a majority of the directors of RSL, including (a) at least two independent directors (as defined in RSL’s internal governance documents) or (b) if there is only one independent director, that sole independent director. Vivek Ramaswamy, Ilan Oren, Keith Manchester, Patrick Machado, Sakshi Chhabra and Andrew Lo comprise the board of directors of RSL. Patrick Machado and Andrew Lo are each currently serving as independent directors of RSL and therefore may each be deemed to share dispositive power over, and to be an indirect beneficial owner of, our common shares directly beneficially owned by RSL. In addition, RSL’s internal governance documents provide that four principal shareholders of RSL, Dexxon, Viking, QVT and SoftBank (each as defined below), voting unanimously, have the right to override certain decisions of the board of directors of RSL, including with respect to dispositions of our common shares. Accordingly, Dexxon Holdings Limited, Dexcel Pharma Technologies Ltd. and their sole shareholder, Dan Oren (collectively, “Dexxon”), Viking Global Investors LP, Viking Global Performance LLC, Viking Global Equities LP, Viking Global Equities II LP, VGE III Portfolio Ltd., Viking Long Fund GP LLC, Viking Long Fund Master Ltd., Viking

Global Opportunities GP LLC, Viking Global Opportunities Portfolio GP LLC, Viking Global Equities Master Fund Ltd., Viking Global Opportunities Illiquid Investments Sub-Master LP, O. Andreas Halvorsen, Rose S. Shabet and David C. Ott (collectively, “Viking”), QVT Offshore Ltd., QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC (collectively, “QVT”) and SVF Investments (UK) Limited, SVF Holdings (UK) LLP, SoftBank Vision Fund L.P. and SVF GP (Jersey) Limited (collectively, “SoftBank”, and together with Dexxon, Viking and QVT, the “Major Shareholders”) may each be deemed to have shared dispositive power, and therefore, beneficial ownership, over our common shares owned directly by RSL. Each of the Major Shareholders and each of their affiliates thereof named above disclaims beneficial ownership in the common shares owned by RSL except to the extent of their pecuniary interest therein. The principal business address of Dr. Lo, Mr. Machado and RSL is Suite 1, 3rd Floor, 11-12 St. James’s Square, London, SW1Y 4LB, United Kingdom. The principal business address of Dexxon and Mr. Oren is 1 Dexcel Street, Or Akiva 30600000, Israel. The principal business address for QVT (other than QVT Fund V LP) is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The registered office for QVT Fund V LP is located at 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The principal business address for Viking is 55 Railroad Avenue, Greenwich, Connecticut 06830. The principal business address for SoftBank is 69 Grosvenor Street, London, United Kingdom W1K 3JP, other than SVF GP (Jersey) Limited, whose principal business address is Aztec Group House, 11-15 Seaton Place, St. Helier, Jersey JE4 0QH.

(2)	Represents common shares issuable pursuant to an option exercisable within 60 days after February 28, 2019.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum of association and amended and restated bye-laws are summaries. You should also refer to the memorandum of association and the amended and restated bye-laws, which are filed as exhibits to the registration statement of which this prospectus is part.

General

We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 51141. We were incorporated on September 28, 2015 under the name Roivant Dermatology Ltd. We changed our name to Dermavant Sciences Ltd. in June 2016. Our principal office is located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom, and our registered office is located in Bermuda at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. We also have business operations at 2398 East Camelback Road, Suite 1060, Phoenix, Arizona 85016, 259 Blackwell Street, Suite 240, Durham, North Carolina 27701 and Viaduktstrasse 8, 4051 Basel, Switzerland.

The objects of our business are unrestricted, and Dermavant Sciences Ltd. has the capacity of a natural person. We can therefore undertake activities without restriction on our capacity.

Since our incorporation, other than a subdivision of our authorized and issued share capital, there have been no material changes to our share capital, mergers, amalgamations or consolidations of us or any of our subsidiaries, no material changes in the mode of conducting our business, no material changes in the types of products produced or services rendered. There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.

There have been no public takeover offers by third parties for our shares nor any public takeover offers by us for the shares of another company that have occurred during the last or current financial years.

Initial settlement of our common shares will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities registered through DTC’s book-entry transfer system. Each person beneficially owning common shares registered through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the common shares.

Share Capital

Immediately following the closing of this offering, our authorized share capital will consist of 1,000,000,000 common shares, $0.00001 par value per common share. As of December 31, 2018, we had 101,960,784 common shares issued and outstanding. All of our issued and outstanding common shares prior to the closing of this offering are fully paid. Pursuant to our amended and restated bye-laws, subject to the requirements of Nasdaq, and to any resolution of the shareholders to the contrary, our board of directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares provided our common shares remain listed on an appointed stock exchange, which includes Nasdaq.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares, subject to the limitations described below. Unless a different majority is required by law or by our amended and restated bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of the votes cast at a meeting at which a quorum is present.

Other than as set forth in our amended and restated bye-laws, shareholder voting rights may only be altered with the consent of our shareholders as set forth under “—Variation of Rights” below.

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preference shares.

Preference Shares

Pursuant to Bermuda law and our amended and restated bye-laws, our board of directors may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of our company.

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends, or make distributions out of contributed surplus, if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (2) the realizable value of its assets would thereby be less than its liabilities. “Contributed surplus” is defined for purposes of section 54 of the Bermuda Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. Under our amended and restated bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares. We do not anticipate paying cash dividends in the foreseeable future.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (1) with the consent in writing of the holders of 75% of the issued shares of that class; or (2) with the sanction of a resolution passed by a simple majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum is present. Our amended and restated bye-laws specify that the creation or issue of shares ranking equally with existing preference shares will not, unless expressly provided by the terms of issue of existing preference shares, vary the rights attached to existing preference shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other class or series of preference shares, to vary the rights attached to any other class or series of preference shares.

Transfer of Shares

Our board of directors may, in its absolute discretion and without assigning any reason, refuse to register the transfer of a share on the basis that it is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require and must refuse to register the transfer unless all applicable consents, authorizations and permissions of any governmental agency or body in Bermuda have been obtained. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in the form set out in our amended and restated bye-laws (or as near thereto as circumstances admit) or in such other common form as our board of directors may accept or in accordance with the rules of the exchange on which the common shares are listed. If required, the instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year, which we refer to as the annual general meeting. However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called. We have chosen not to waive the convening of an annual general meeting.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Our amended and restated bye-laws provide that our principal executive officer or the chairperson or any two directors or any director and the secretary or board of directors may convene an annual general meeting and our principal executive officer or the chairperson or any two directors or any director and the secretary or our board of directors may convene a special general meeting. Under our amended and restated bye-laws, at least 14 days’ notice of an annual general meeting or ten days’ notice of a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (1) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (2) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. A quorum will be present at any general meeting of shareholders if holders of a majority of the aggregate voting power of our issued and outstanding shares entitled to vote at the meeting are present, in person or by proxy.

The chairperson of our board of directors will chair all general meetings at which such individual is present.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s amended and restated memorandum of association, including its objects and powers, and certain alterations to the amended and restated memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our amended and restated bye-laws provide that our board of directors shall consist of such number of directors (not being less than two directors or more than seven directors) as the board of directors may determine. Upon the closing of this offering, our board of directors will consist of a single class of          directors. Prior to the first date on which RSL ceases to hold at least 25% of the aggregate voting power of our issued and outstanding shares, RSL has the right to appoint two directors, or the RSL Directors, by notice to us, each of whom has three votes for each matter presented to the board of directors or any duly authorized committee thereof, other than our audit committee. Each member of our audit committee will have one vote on all matters presented. All other duly executed directors will have one vote for each matter presented to the board of directors or any duly authorized committee thereof. Each member of our board of directors (other than an RSL Director), will serve a term as determined by our shareholders and each RSL Director will serve a term as determined by RSL. In either case, if no such determination is made, each such director will serve a one-year term expiring at our next annual meeting of shareholders, subject to his or her office being vacated sooner pursuant to our amended and restated bye-laws.

A shareholder holding at least 3% of the common shares in issue, or a group of not more than 20 shareholders holding at least an aggregate 3% of the common shares in issue, who in each case have held such shares for at least three years, may propose for election as a director (other than a RSL Director) someone who is not an existing director or is not proposed by our board of directors. Where a director is to be elected at an annual general meeting, notice of any such proposal for election must be given not less than 90 days nor more than 120 days before the anniversary of the last annual general meeting prior to the giving of the notice or, in the event the annual general meeting is called for a date that is not less than 30 days before or after such anniversary the notice must be given not later than ten days following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. Where a director is to be elected at a special general meeting, that notice must be given not later than seven days following the earlier of the date on which notice of the special general meeting was posted to shareholders or the date on which public disclosure of the date of the special general meeting was made; or, alternatively, if the special general meeting is held upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings, must be given in the requisition of special general meeting.

A director (other than an RSL Director) may be removed, with or without cause, by the shareholders, either by a notice to that effect signed by the holders of a majority of the aggregate voting rights of the issued and outstanding shares, and delivered to us, or by a resolution passed in a shareholders meeting convened on notice to remove the director given to the director. The notice must contain a statement of the intention to remove the director and a summary of the facts justifying the removal and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal. Prior to the first date on which RSL ceases to hold at least 25% of the aggregate voting power of our issued and outstanding shares, directors appointed by RSL may be removed, with or without cause, by RSL upon written notice to us. On or after the date on which RSL ceases to hold at least 25% of the aggregate voting power of our issued and outstanding shares, any director may be removed, with or without cause, by the shareholders, either by a joint written notice to us to that effect signed by the holders of a majority of the aggregate voting power of our issued and outstanding shares or by a resolution passed in a shareholders meeting convened on notice to remove the director and given to the director, as set out above.

Proceedings of Board of Directors

Our amended and restated bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our amended and restated bye-laws or Bermuda law that our directors must retire at a certain age.

The compensation of our directors will be determined by the board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other reasonable out-of-pocket expenses properly incurred by them in connection with our business or their duties as directors.

A director who discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law will not be entitled to vote in respect of any such contract or arrangement in which he or she is interested unless the chairperson of the relevant meeting of the Board of Directors determines that such director is not disqualified from voting.

The chairperson of our board of directors will chair all meetings of the board of directors at which such individual is present. Prior to the date on which RSL ceases to hold at least 25% of the aggregate voting power of our issued and outstanding shares, the chairperson of our board of directors will be an RSL Director designated to us by duly executed notice from RSL. On or after the date on which RSL ceases to hold at least 25% of the aggregate voting power of our issued and outstanding shares, the chairperson of our board of directors will be elected by the directors.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

Our amended and restated bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, and that we shall advance funds to our officers and directors for expenses incurred in their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved. Our amended and restated bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such purpose.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our amended and restated bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and Mergers

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. Our amended and restated bye-laws provide that the approval of the amalgamation or merger agreement by 75% of the voting power of holders of common shares voting at a meeting shall be sufficient (other than in respect of any amalgamation or merger constituting a “business combination”), and the quorum for such meeting shall be persons holding or representing more than 50% of the issued voting shares.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Business Combinations

Although the Companies Act does not contain specific provisions regarding “business combinations” between companies organized under the laws of Bermuda and “interested shareholders,” we have included these provisions in our bye-laws. Specifically, our bye-laws contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

∎

prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

∎

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued and voting shares outstanding at the time the transaction commenced; or

∎

after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our board of directors and authorized at an annual general meeting or special general meeting of shareholders by the affirmative vote of at least 66 2/3% of our issued and outstanding voting shares voted at the general meeting that are not owned by the interested shareholder.

For purposes of these provisions, a “business combination” includes recapitalizations, mergers, amalgamations, consolidations, exchanges, asset sales, leases, certain issues or transfers of shares or other securities and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is any person or entity that beneficially owns 15% or more of our issued and outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our amended and restated bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. We have been advised by the SEC that in the opinion of the SEC, the operation of this provision as a waiver of the right to sue for violations of federal securities laws would likely be unenforceable in U.S. courts.

Capitalization of Profits and Reserves

Pursuant to our amended and restated bye-laws, our board of directors may (1) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (2) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Untraced Shareholders

Our amended and restated bye-laws provide that our board of directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermudan dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermudan dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between residents and non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes Nasdaq. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda shall be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority. We have sought and have obtained a specific permission from the Bermuda Monetary Authority for the issue and transfer of our common shares up to the amount of our authorized capital from time to time, and options, warrants, depository receipts, rights, loan notes, debt instruments and our other securities to persons resident and non-resident for exchange control purposes with the need for prior approval of such issue or transfer.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.

Registration Rights

In                 , we entered into a registration rights agreement with RSL, which provides RSL with certain registration rights. The registration of our common shares pursuant to the exercise of registration rights described below would enable RSL to sell these common shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and transfer taxes, of the shares registered pursuant to the piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specific conditions, to limit the number of shares shareholders may include pursuant to such registration rights. The piggyback and Form S-3 registration rights described below will expire upon the earlier of (1) five years after the effective date of the registration statement, of which this prospectus forms a part, (2) at such time as a shareholder can sell all of its shares under Rule 144 of the Securities Act during any three-month period or (3) in the event of a change of control or liquidation of our company.

Piggyback Registration Rights

If we propose to register the offer and sale of any of our securities under the Securities Act either for our own account or for the account of other shareholders, RSL will be entitled to certain “piggyback” registration rights allowing it to include its common shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, RSL is entitled to notice of the registration and has the right, subject to limitations that the underwriters may impose on the number of common shares included in the registration, to include its common shares in the registration. This does not include any registration statements relating to the sale of our securities to employees pursuant to an equity incentive plan, relating to an SEC Rule 145 transaction, or where the registration statement would not include substantially the same information required to offer such securities.

Form S-3 Registration Rights

RSL is entitled to certain Form S-3 registration rights. RSL may request that we register their common shares on Form S-3 if we are qualified to file a registration statement on Form S-3. Such request for registration on Form S-3 must cover securities with an aggregate offering price of at least $                 million, before payment of underwriting discounts, commissions and transfer taxes.

Transfer Agent and Registrar

A register of holders of the common shares will be maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register will be maintained in the United States by American Stock Transfer & Trust Company, LLC, which will also serve as transfer agent. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

We have applied to list our common shares on The Nasdaq Global Market under the trading symbol “DRMT.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our common shares. Future sales of our common shares in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our common shares and could impair our future ability to raise equity capital.

Based on the number of common shares outstanding as of December 31, 2018, upon the closing of this offering and assuming no exercise by the underwriters of their option to purchase up to              additional common shares,                  common shares will be outstanding. All of the common shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our affiliates, as defined in Rule 144 under the Securities Act. The remaining                 common shares held by existing shareholders are restricted securities, as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144 and 701, the common shares sold in this offering and the restricted securities will be available for sale in the public market as follows:

∎	all the common shares sold in this offering will be eligible for immediate sale upon the closing of this offering; and

∎

            common shares will be eligible for sale in the public market upon expiration of lock-up agreements 180 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, persons who have beneficially owned our common shares for at least six months, and any affiliate of the company who owns our common shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of common shares under Rule 144 if:

∎	the common shares have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

∎	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

∎	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the common shares for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of common shares without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

∎

1% of the number of our common shares then outstanding, which will equal approximately                 shares immediately after the closing of this offering based on the number of shares outstanding as of December 31, 2018; or

∎	the average weekly trading volume of our common shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Our employees, executive officers or directors who purchase shares under a written compensatory plan or contract will be entitled to rely on the resale provisions of Rule 701, but any holders of Rule 701 shares will be required to wait until 90 days after the date of this prospectus before selling their shares. However, all our Rule 701 shares are subject to lock-up agreements as described below and in the section titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Form S-8 Registration Statements

As soon as practicable after the closing of this offering, we intend to file with the SEC one or more registration statements on Form S-8 under the Securities Act to register the our common shares that are issuable pursuant to our 2016 Plan. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-up Agreements

We and the holders of all of our common shares outstanding on the date of this prospectus, including each of our executive officers, directors and option holders, have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that we and they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our common shares, any options or warrants to purchase our common shares, or any securities convertible into, or exchangeable for or that represent the right to receive our common shares, without the prior written consent of Jefferies LLC and SVB Leerink LLC for a period of 180 days from the date of this prospectus. See the section titled “Underwriting—No Sales of Similar Securities” for more information on the lock-up agreements.

BERMUDA COMPANY CONSIDERATIONS

Our corporate affairs are governed by our memorandum of association and bye-laws and by the laws of Bermuda. The provisions of the Companies Act, which applies to us, differ in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their stockholders. The following is a summary of significant differences between the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us and our shareholders and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their stockholders.

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Shareholder Meetings

∎   May be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

∎ May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

∎ May be held in or outside Bermuda.	∎ May be held in or outside of Delaware.

∎ Notice:	∎ Notice:

∎ Shareholders must be given at least five days’ advance notice of a general meeting, but the unintentional failure to give notice to any person does not invalidate the proceedings at a meeting.	∎ Written notice shall be given not less than ten nor more than 60 days before the meeting.

∎ Notice of general meetings must specify the place, the day and hour of the meeting and in the case of special general meetings, the general nature of the business to be considered.

∎   Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

∎ Our bye-laws provide that at least 14 days’ notice of an annual general meeting and 10 days’ notice of a special general meeting must be given to each shareholder entitled to vote at such meeting.

Shareholders’ Voting Rights

∎ Shareholders may act by written consent to elect directors. Shareholders may not act by written consent to remove a director or auditor.	∎ With limited exceptions, stockholders may act by written consent to elect directors unless prohibited by the certificate of incorporation.

∎   Generally, except as otherwise provided in the bye-laws, or the Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of votes cast. Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

∎ Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

∎   The voting rights of shareholders are regulated by a company’s bye-laws and, in certain circumstances, by the Companies Act. The bye-laws may specify the number to constitute a quorum and if the bye-laws permit, a general meeting of the shareholders of a company may be held with only one individual present if the requirement for a quorum is satisfied.

∎   For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

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∎   Subject to the rules of Nasdaq, our bye-laws provide that the quorum required for a general meeting of shareholders is persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of all issued and outstanding voting shares.

∎ Our bye-laws provide that when a quorum is once present in general meeting it is broken by the subsequent withdrawal of any shareholders required for quorum.	∎ When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.

∎ The bye-laws may provide for cumulative voting, although our bye-laws do not.	∎ The certificate of incorporation may provide for cumulative voting.

∎   The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company.

∎   Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting.

∎   Every company may at any meeting of its board of directors sell, lease or exchange all or substantially all of its property and assets as its board of directors deems expedient and in the best interests of the company to do so when authorized by a resolution adopted by the holders of a majority of issued and outstanding shares of a company entitled to vote.

∎   Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

∎   Any company that is the wholly owned subsidiary of a holding company, or one or more companies which are wholly owned subsidiaries of the same holding company, may amalgamate or merge without the vote or consent of shareholders provided that the approval of the board of directors is obtained and that a director or officer of each such company signs a statutory solvency declaration in respect of the relevant company.

∎   Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.

∎ Any mortgage, charge or pledge of a company’s property and assets may be authorized without the consent of shareholders subject to any restrictions under the bye-laws.

∎   Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

∎ The board of directors must consist of at least one director.	∎ The board of directors must consist of at least one member.

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∎ The number of directors is fixed by the bye-laws, and any changes to such number must be approved by the board of directors and/or the shareholders in accordance with the company’s bye-laws.

∎   Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

∎ Removal:	∎ Removal:

∎   Under our bye-laws, any or all directors (other than an RSL Director) may be removed with or without cause by the holders of a majority of the shares entitled to vote either by joint written notice or at a special meeting convened and held in accordance with the bye-laws for the purpose of such removal. RSL Directors may be removed only with or without cause by RSL.

∎   Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

∎   In the case of a classified board, stockholders may effect removal of any or all directors only for cause.

Duties of Directors

∎   The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our bye-laws provide that our business is to be managed and conducted by our Board of Directors. At common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

∎   a duty to act in good faith in the best interests of the company;

∎   a duty not to make a personal profit from opportunities that arise from the office of director;

∎   a duty to avoid conflicts of interest; and

∎   a duty to exercise powers for the purpose for which such powers were intended.

∎   Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the stockholders generally.

∎   The Companies Act imposes a duty on directors and officers of a Bermuda company:

∎   to act honestly and in good faith with a view to the best interests of the company; and

∎   to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

∎   In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the

BERMUDA	DELAWARE
transaction was of fair value to the corporation.

∎   The Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders, creditors or any class thereof. Our shareholders may not have a direct cause of action against our directors.

Takeovers

∎   An acquiring party is generally able to acquire compulsorily the common shares of minority holders of a company in the following ways:

∎   By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

∎   By acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any nontendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

∎   Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting stockholders of the subsidiary are entitled to certain appraisal rights.

∎   Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested stockholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

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∎   Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

Dissenter’s Rights of Appraisal

∎   A dissenting shareholder (that did not vote in favor of the amalgamation or merger) of a Bermuda exempted company is entitled to be paid the fair value of his or her shares in an amalgamation or merger.

∎   With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

∎   The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

Dissolution

∎   Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors shall each make a statutory declaration, which states that the directors have made a full enquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts within a period of 12 months of the commencement of the winding up and must file the statutory declaration with the Registrar of Companies in Bermuda. The general meeting will be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and appointing a liquidator. The winding up of the company is deemed to commence at the time of the passing of the resolution.

∎   Under Delaware law, a corporation may voluntarily dissolve (1) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (2) if all stockholders entitled to vote thereon consent in writing to such dissolution.

Shareholders’ Derivative Actions

∎ Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be	∎ In any derivative suit instituted by a stockholder of a corporation, it shall be averred in the complaint that the plaintiff was

BERMUDA	DELAWARE

expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

MATERIAL BERMUDA, U.K. AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material Bermuda, U.K. and U.S. federal income tax considerations that may be relevant to an investment decision by a potential investor with respect to our common shares.

Bermuda Tax Considerations

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our common shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

U.K. Tax Considerations

The following is a general summary of certain U.K. tax considerations relating to the ownership and disposal of our common shares and does not address all possible tax consequences relating to an investment in our common shares. It is based on current U.K. tax law and published HM Revenue & Customs, or HMRC, practice (which may not be binding on HMRC), as of the date of this prospectus, both of which are subject to change, possibly with retrospective effect.

This summary is intended to address only certain U.K. tax consequences for holders of our common shares who are tax resident in (and only in) the United Kingdom, and in the case of individuals, domiciled in (and only in) the United Kingdom (except where expressly stated otherwise) who are the absolute beneficial owners of common shares and any dividends paid on them and who hold common shares as investments (other than in an individual savings account or a self-invested personal pension). This summary does not address the U.K. tax consequences which may be relevant to certain classes of holders of common shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organisations, trustees, persons connected with us or a member of our group, persons holding our common shares as part of hedging or conversion transactions and holders of our common shares who have (or are deemed to have) acquired our common shares by virtue of an office or employment.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, our common shares. Accordingly, prospective subscribers for, or purchasers of, our common shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of our common shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

Taxation of Dividends

Withholding Tax

Dividends paid by us to holders of our common shares will not be subject to withholding or deduction for or on account of U.K. tax.

Income Tax

An individual holder of our common shares who is resident for tax purposes in the United Kingdom may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from us. An individual holder of our common shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from us unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the United Kingdom through a branch or agency to which our common shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.

All dividends received by a U.K. resident individual holder of our common shares from us or from other sources will form part of that holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the holder of our common shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the £2,000 tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

Corporate holders of our common shares which are resident for tax purposes in the United Kingdom should not be subject to U.K. corporation tax on any dividend received from us so long as the dividends qualify for exemption, which should be the case although certain conditions must be met (including anti-avoidance conditions). If the conditions for the exemption are not satisfied, or such holder of common shares elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (at the current rate of 19%).

Corporate holders of our common shares who are not resident in the United Kingdom will not generally be subject to U.K. corporation tax on dividends unless they are carrying on a trade, profession or vocation in the United Kingdom through a permanent establishment in connection with which such shares are attributable.

Taxation of Capital Gains

U.K. Resident Holders of Our Common Shares

A disposal or deemed disposal of our common shares by an individual or corporate holder of such shares who is tax resident in the United Kingdom may, depending on that holder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation of chargeable gains. If an individual holder of our common shares who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of common shares, the current applicable rate will be 20%. For an individual U.K. holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.

If a corporate holder becomes liable to U.K. corporation tax on the disposal of our common shares, the main rate of U.K. corporation tax (currently 19%) would apply. Indexation allowance is not available in respect of disposals of our common shares acquired on or after January 1, 2018 (and only covers the movement in the retail prices index up until December 31, 2017, in respect of common shares acquired prior to that date).

Non-U.K. Holders of Our Common Shares

Holders of our common shares who are not resident in the United Kingdom and, in the case of an individual holder of our common shares, not temporarily non-resident, should not be liable for U.K. tax on capital gains realized on a sale or other disposal of our common shares unless (i) such shares are attributable to a trade, profession or vocation carried on in the United Kingdom through a branch or agency or, in the case of a corporate holder of our common shares, through a permanent establishment or (ii) based on current draft legislation, in respect of disposals made by an individual on or after 6 April 2019, we derive 75% or more of our gross asset value from U.K. land.

Generally, an individual holder of our common shares who has ceased to be resident in the United Kingdom for tax purposes for a period of five years or less and who disposes of our common shares during that period may be liable on their return to the United Kingdom to U.K. taxation on any capital gain realized (subject to any available exemption or relief).

U.K. Stamp Duty and U.K. Stamp Duty Reserve Tax

The discussion below relates to the holders of our common shares wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries. No U.K. stamp duty or U.K. stamp duty reserve tax, or SDRT, will be payable on the issue or transfer of the common shares, subject to the comments below.

U.K. stamp duty will in principle be payable on any instrument of transfer of common shares (where the amount or value of the consideration is more than £1,000) that is executed in the United Kingdom or that relates to any property situated, or to any matter or thing done or to be done, in the United Kingdom. No U.K. stamp duty should be payable on the transfer of the common shares, provided that any transfer documents are executed and retained outside the United Kingdom. Holders of common shares should be aware that, even where an instrument of transfer is in principle subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership by updating a share register held in the United Kingdom or in litigation in a U.K. court.

Provided that common shares are not registered in any register maintained in the United Kingdom by us or on our behalf and are not paired with any shares issued by a U.K. incorporated company, any agreement to transfer common shares will not be subject to SDRT. We currently do not intend that any register of common shares will be maintained in the United Kingdom and the summary above (which is intended as a general guide only) assumes that our common shares will not be registered on any register in the United Kingdom by us or on our behalf.

U.S. Federal Income Tax Consequences for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences for U.S. holders (as defined below) of the purchase, ownership and disposition of our common shares. This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended, which is referred to herein as the Code, applicable Treasury Regulations, administrative rulings and judicial decisions in effect as of the date hereof, any of which may subsequently be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. This summary deals only with our common shares held as capital assets for tax purposes (generally, our common shares held for investment). This summary is general in nature, does not address all aspects of U.S. federal income taxes (such as the alternative minimum tax) and does not address state, local, estate, gift or non-U.S. tax consequences. In addition, it does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

∎

holders who may be subject to special tax treatment, including dealers in securities or currencies, banks, financial institutions, regulated investment companies, real estate investment trusts, retirement plans, tax-exempt entities, and certain former citizens or long-term residents of the United States, insurance companies, governmental organizations, or traders in securities that elect to use a mark-to-market method of tax accounting for their securities;

∎	persons holding common shares as a part of an integrated or conversion transaction or a straddle or persons deemed to sell common shares under the constructive sale provisions of the Code;

∎	U.S. holders whose “functional currency” is not the U.S. dollar;

∎

S corporations, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or other pass through entities, or investors in such pass-through entities holding common shares;

∎	holders that own, directly, indirectly or through attribution, 10% or more of the voting power or value of our equity; and

∎	persons who are subject to Section 451(b) of the Code.

If an entity or arrangement treated as a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any such partnership and a partner in any such partnership should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it (and, as applicable, its partners) of the purchase, ownership and disposition of our ordinary shares.

We have not sought, nor will we seek, a ruling from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the common shares or that any such position would not be sustained.

THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE COMMON SHARES ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

As used herein, the term “U.S. holder” means a beneficial owner of common shares that is, for U.S. federal income tax purposes:

∎	an individual who is a citizen or resident of the United States;

∎	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

∎	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

∎

a trust, if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Common Shares

Subject to the discussion in “—Passive Foreign Investment Company”, the gross amount of distributions (including any foreign taxes withheld therefrom), if any, made on our common shares generally will be included in a U.S. holder’s income as foreign source ordinary dividend income (and generally will constitute passive category income for foreign tax credit purposes) to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.

We believe we are resident in the United Kingdom for U.K. corporate income tax purposes and that we qualify as a resident of the United Kingdom for purposes of the United States-United Kingdom Income Tax Convention entered into force on April 25, 2001, as amended and currently in force, which is referred to herein as the U.S.-U.K. Tax Treaty, although there can be no assurance in this regard. If the U.S.-U.K. Tax Treaty is applicable or our common shares are readily tradable on an established securities market in the United States, and we are not classified as a PFIC for the taxable year in which a dividend is paid or the preceding taxable year (as discussed below under “—Passive Foreign Investment Company”), dividend income will generally be “qualified dividend income” in the hands of individual U.S. holders, which is generally taxed at the lower applicable long-term capital gains rates provided certain holding period and other requirements for treatment of such dividends as “qualified dividend income” are satisfied. Our common shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as we intend our common shares will be. U.S. holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s tax basis in the common shares and thereafter as capital gain from the sale or exchange of such common shares. Because we do not maintain complete calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. holders should assume that any distribution by us with respect to common shares will constitute ordinary dividend income. Any dividends we pay or are deemed to pay will not be eligible for the dividend-received deductions allowed to corporations in respect of dividends received from other U.S. corporations.

Certain U.S. holders generally may claim any foreign taxes withheld from distributions either as a deduction from gross income or as a credit against U.S. federal income tax liability. However, the foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. U.S. holders should consult their own tax advisors regarding the foreign tax credit rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the discussion in “—Passive Foreign Investment Company”, upon the sale or other taxable disposition of common shares, a U.S. holder generally will recognize U.S. source capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of all other property received upon such disposition (including the amount of any foreign taxes withheld therefrom) and (2) the U.S. holder’s tax basis in the common shares. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the common shares is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders (including individuals) will generally be subject to reduced rates of U.S. federal income tax. A U.S. holder’s ability to deduct capital losses may be limited.

Passive Foreign Investment Company

In general, a corporation organized outside the United States will be a PFIC in any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income may include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is generally taken into account.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets from time to time. The 50% passive asset test described above is generally based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our common shares, which may be volatile.    If we are a CFC and not publicly traded throughout the relevant taxable year, however, the test may be applied based on the adjusted basis of our assets. Our status may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business and whether we earn primarily passive income (such as interest income) in the current taxable year or future taxable years. We believe that we were classified as a CFC prior to this offering in the current taxable year beginning on April 1, 2018. Based on this belief, and the current and expected adjusted basis of our assets, we may be classified as a PFIC with respect to the current taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact intensive determination made on an annual basis after the end of each taxable year. Accordingly, no assurances can be made regarding our PFIC status in one or more subsequent years, and our U.S. counsel expresses no opinion with respect to our PFIC status in the taxable year that ended March 31, 2018 or the current taxable year ending March 31, 2019, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status in the past or in the future. We will determine whether we were a PFIC or not for each taxable year and make such determination available to U.S. holders.

If we are a PFIC in any taxable year during which a U.S. holder owns common shares, such U.S. holder could be liable for additional taxes and interest charges upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. holder’s holding period for the common shares, and (2) any gain recognized on a sale, exchange or other taxable disposition, including a pledge, of the common shares, whether or not we continue to be a PFIC. In these circumstances, the tax will be determined by allocating such distribution or gain ratably over the U.S. holder’s holding period for the common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax. If we are a PFIC for any year during which a U.S. holder holds the common shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. holder holds the common shares, unless we cease to meet the requirements for PFIC status and the U.S. holder makes a “deemed sale” election with respect to the common shares. If such election is made, the U.S. holder will be deemed to have sold the common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the U.S. holder’s common shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently again become a PFIC.

If we are a PFIC for any taxable year during which a U.S. holder holds the common shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by the lower-tier PFIC and a disposition of shares of the lower-tier PFIC even though such U.S. holder would not receive the proceeds of those distributions or dispositions. Each U.S. holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

The tax consequences that would apply if we were a PFIC would be different from those described above if a timely and valid “mark-to-market” election is made by a U.S. holder for the common shares held by such U.S. holder. An electing U.S. holder generally would take into account as ordinary income each year, the excess of the fair market value of the common shares held at the end of the taxable year over the adjusted tax basis of such common shares. The U.S. holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted in prior years as a result of the mark-to-market election. The U.S. holder’s tax basis in the common shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other taxable disposition of the common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other taxable disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a prior taxable year, we cease to be classified as a PFIC, the U.S. holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the common shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The common shares will be marketable stock as long as they remain listed on a qualified exchange, such as Nasdaq, and are regularly traded. A mark-to-market election will not apply to the common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any subsidiary that we own. Accordingly, a U.S. holder may continue to be subject to the PFIC rules with respect to any lower-tier PFICs notwithstanding the U.S. holder’s mark-to-market election for the common shares.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. holder were able to make a valid QEF election. As we do not expect to provide U.S. holders with the information required in order to permit a QEF election, prospective investors should assume that a QEF election will not be available.

Each U.S. holder who is a shareholder of a PFIC must file an annual information report on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of these rules on the purchase, ownership and disposition of our common shares, the consequences to them of an investment in a PFIC, any elections available with respect to the common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the common shares.

Medicare Tax on Net Investment Income

Certain U.S. holders who are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which generally includes dividends on the common shares and net gains from the disposition of the common shares. U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the applicability of the Medicare tax to them.

U.S. Information Reporting and Backup Withholding

U.S. holders of common shares may be subject to information reporting and may be subject to backup withholding on distributions on common shares or on the proceeds from a sale or other disposition of common shares paid within the United States. Payments of distributions on common shares, or the proceeds from the sale or other disposition of common shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances. Backup withholding will generally not apply, however, to a U.S. holder who:

∎

furnishes a correct taxpayer identification number and certifies that the U.S. holder is not subject to backup withholding on IRS Form W-9, Request for Taxpayer Identification Number and Certification (or substitute form); or

∎	is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. holder under the backup withholding rules may be credited against the U.S. holder’s U.S. federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund (typically a tax return) with the IRS in a timely manner.

Foreign Asset Reporting

Certain U.S. holders who are individuals are required to report information relating to an interest in the common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the common shares.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2019, among us and Jefferies LLC, SVB Leerink LLC and Guggenheim Securities, LLC, as the representatives of the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of common shares shown opposite its name below:

UNDERWRITER	NUMBER OF COMMON SHARES
Jefferies LLC
SVB Leerink LLC
Guggenheim Securities, LLC
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the common shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in our common shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for our common shares, that you will be able to sell any of our common shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $             per common share. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering in an amount not to exceed $25,000.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common shares. Consequently, the initial public offering price for our common shares will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our common shares will trade in the public market subsequent to the offering or that an active trading market for our common shares will develop and continue after the offering.

Listing

We have applied to have our common shares listed on The Nasdaq Global Market under the trading symbol “DRMT.”

Stamp Taxes

If you purchase common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of            common shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We, our officers, directors, option holders and all other holders of our outstanding share capital have agreed, subject to specified exceptions, not to directly or indirectly:

∎

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

∎

otherwise dispose of any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares currently or hereafter owned either of record or beneficially, or

∎	publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of .

This restriction terminates after the close of trading of our common shares on and including the 180th day after the date of this prospectus.

Jefferies LLC and SVB Leerink LLC may, in their discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, they may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of our common shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing our common shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional common shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of our common shares. A syndicate covering transaction is the bid for or the purchase of common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our commons shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of our common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates.    If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common shares offered hereby. Any such short positions could adversely affect future trading prices of the common shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia, or Corporations Act, has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

∎	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

∎

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

∎	a person associated with the Company under Section 708(12) of the Corporations Act; or

∎	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

∎	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

∎

to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

∎	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, the “2010 PD Amending Directive”), and includes any relevant implementing measure in the Relevant Member State, and the expression 0 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) or the Securities and Futures Ordinance (Cap. 571) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong.

Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(1), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

∎	Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

∎

a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred for six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

∎	where no consideration is given for the transfer;

∎	where the transfer is by operation of law;

∎	as specified in Section 276(7) of the SFA; or

∎	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Canada

(A) Resale Restrictions

The distribution of common shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the common shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

(B) Representations of Canadian Purchasers

By purchasing common shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103 —

Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

(C) Conflicts of Interest

Canadian purchasers are hereby notified that each of the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

(D) Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

(E) Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

(F) Taxation and Eligibility for Investment

Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the common shares and certain other matters of Bermuda law will be passed upon for us by Conyers Dill & Pearman Limited, our special Bermuda counsel. Certain other legal matters will be passed upon for us by Cooley LLP, Palo Alto, California, and for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at March 31, 2017 and 2018, and for each of the two years in the period ended March 31, 2018, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1[B] to the consolidated financial statements). We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have confidentially submitted with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common shares being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common shares offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website at www.sec.gov. We also maintain a website at www.dermavant.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

EXCHANGE CONTROLS

The permission of the Bermuda Monetary Authority is required, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (which includes our common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include our common shares) are listed on an “Appointed Stock Exchange” (which would include Nasdaq). Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority. We have sought and have obtained a specific permission from the Bermuda Monetary Authority for the issue and transfer of our common shares up to the amount of our authorized capital from time to time, and options, warrants, depository receipts, rights, loan notes, debt instruments and our other securities to persons resident and non-resident for exchange control purposes with the need for prior approval of such issue or transfer.

ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

We are a Bermuda exempted company. As a result, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. Our principal office is located at Suite 1, 3rd Floor, 11-12 St. James’s Square, London SW1Y 4LB, United Kingdom, and our registered office is located in Bermuda at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. We also have business operations at 2398 East Camelback Road, Suite 1060, Phoenix, Arizona 85016, 359 Blackwell Street, Suite 240, Durham, North Carolina 27701 and Viaduktstrasse 8, 4051 Basel, Switzerland.

We have been advised by our special Bermuda counsel that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would give a judgment based on such a U.S. judgment as long as (1) the U.S. court had proper jurisdiction over the parties subject to the judgment; (2) the U.S. court did not contravene the rules of natural justice of Bermuda; (3) the U.S. judgment was not obtained by fraud; (4) the enforcement of the U.S. judgment would not be contrary to the public policy of Bermuda; (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; (6) there is due compliance with the correct procedures under the laws of Bermuda; and (7) the U.S. judgment is not inconsistent with any judgment of the courts of Bermuda in respect of the same matter.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. We have been advised that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they are likely to be contrary to Bermuda public policy. Further, it may not be possible to pursue direct claims in Bermuda against us or our directors and officers for alleged violations of U.S. federal securities laws because these laws are unlikely to have extraterritorial effect and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged and proved in the Bermuda proceedings constitute or give rise to a cause of action under the applicable governing law, not being a foreign public, penal or revenue law.

DERMAVANT SCIENCES LTD.

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements

Unaudited Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of Dermavant Sciences Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Dermavant Sciences Ltd. (the Company) as of March 31, 2017 and 2018, the related consolidated statements of operations, comprehensive loss, shareholder’s equity and cash flows for years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2017 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company’s ability to continue as a going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1[B] to the financial statements, the Company has recurring losses from operations, has insufficient capital to fund its operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1[B]. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

Phoenix, Arizona

December 19, 2018

DERMAVANT SCIENCES LTD.

Consolidated Balance Sheets

	MARCH 31,
	2017	2018
Assets
Current assets:
Cash	$5,158,960	$17,325,690
Prepaid expenses and other current assets	32,060	135,260

Total current assets	5,191,020	17,460,950
Deferred tax asset	877	—
Property and equipment, net	—	28,255

Total assets	$5,191,897	$17,489,205

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	$312,740	$1,803,988
Accrued expenses	93,872	4,266,003
Due to Roivant Sciences Ltd.	3,801,022	2,396,443
Income tax payable	1,176	86,992

Total liabilities	4,208,810	8,553,426

Commitments and contingencies (Note 9)
Shareholder’s equity:
Common shares, par value $0.00001 per share, 1,000,000,000 shares authorized, 75,000,000 issued and outstanding at March 31, 2017 and 2018	750	750
Common shares subscribed	(750)	(750)
Shareholder receivable	—	(825,000)
Additional paid-in capital	28,307,081	79,397,126
Accumulated deficit	(27,324,297)	(70,020,751)
Accumulated other comprehensive income	303	384,404

Total shareholder’s equity	983,087	8,935,779

Total liabilities and shareholder’s equity	$5,191,897	$17,489,205

The accompanying notes are an integral part of these audited consolidated financial statements.

DERMAVANT SCIENCES LTD.

Consolidated Statements of Operations

	YEARS ENDED MARCH 31,
	2017	2018
Operating expenses:
Research and development (includes $1,959,342 and $2,116,815 of share-based compensation expense, respectively) (1)	$20,732,424	$37,402,954
General and administrative (includes $205,074 and $648,230 of share-based compensation expense, respectively) (2)	1,063,904	4,693,617

Total operating expenses	21,796,328	42,096,571
Other expense	4,218	326,946

Loss before provision for income taxes	(21,800,546)	(42,423,517)
Income tax expense	299	272,937

Net loss	$(21,800,845)	$(42,696,454)

Net loss per common share—basic and diluted	$(0.30)	$(0.57)

Weighted average common shares outstanding—basic and diluted	73,219,178	75,000,000

(1)	Includes $10,933,699 and $12,901,147 of costs allocated from Roivant Sciences Ltd., (RSL) during the years ended March 31, 2017 and 2018, respectively.
(2)	Includes $623,804 and $1,440,591 of costs allocated from RSL during the years ended March 31, 2017 and 2018, respectively.

The accompanying notes are an integral part of these audited consolidated financial statements.

DERMAVANT SCIENCES LTD.

Consolidated Statements of Comprehensive Loss

	YEARS ENDED MARCH 31,
	2017	2018
Net loss	$(21,800,845)	$(42,696,454)
Other comprehensive income:
Foreign currency translation adjustment	303	384,101

Total other comprehensive income	303	384,101

Comprehensive loss	$(21,800,542)	$(42,312,353)

The accompanying notes are an integral part of these audited consolidated financial statements.

DERMAVANT SCIENCES LTD.

Consolidated Statements of Shareholder’s Equity (Deficit)

	COMMON SHARES		COMMON SHARES SUBSCRIBED	SHAREHOLDER RECEIVABLE	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL SHAREHOLDER’S EQUITY (DEFICIT)
	SHARES	AMOUNT
Balance at April 1, 2016	10,000,000	$100	$(100)	$—	$5,492,565	$(5,523,452)	$—	$(30,887)
Stock Subscription	65,000,000	650	(650)	—	—	—	—	—
Capital contributions	—	—	—	—	20,650,100	—	—	20,650,100
Capital contribution—share-based compensation	—	—	—	—	2,077,208	—	—	2,077,208
Share-based compensation expense	—	—	—	—	87,208	—	—	87,208
Foreign currency translation adjustment	—	—	—	—	—	—	303	303
Net loss	—	—	—	—	—	(21,800,845)	—	(21,800,845)

Balance at March 31, 2017	75,000,000	$750	$(750)	$—	$28,307,081	$(27,324,297)	$303	$983,087

Capital contributions	—	—	—	(825,000)	48,325,000	—	—	47,500,000
Capital contribution—share-based compensation	—	—	—	—	1,951,157	—	—	1,951,157
Share-based compensation expense	—	—	—	—	813,888	—	—	813,888
Foreign currency translation adjustment	—	—	—	—	—	—	384,101	384,101
Net loss	—	—	—	—	—	(42,696,454)	—	(42,696,454)

Balance at March 31, 2018	75,000,000	$750	$(750)	$(825,000)	$79,397,126	$(70,020,751)	$384,404	$8,935,779

The accompanying notes are an integral part of these audited consolidated financial statements.

DERMAVANT SCIENCES LTD.

Consolidated Statements of Cash Flows

	YEARS ENDED MARCH 31,
	2017	2018
Cash flows from operating activities:
Net loss	$(21,800,845)	$(42,696,454)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	10,386
Share-based compensation expense	2,164,416	2,765,045
Foreign currency translation adjustment	303	384,101
Deferred tax asset	(877)	877
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(27,860)	(103,200)
Accounts payable	312,739	1,491,248
Accrued expenses	93,872	4,172,131
Due to Roivant Sciences Ltd.	3,765,936	(1,404,579)
Income tax payable	1,176	85,816

Net cash used in operating activities	(15,491,140)	(35,294,629)

Cash flows used in investing activities:
Purchases of property and equipment	—	(38,641)

Cash flows provided by financing activities:
Proceeds from capital contributions from Roivant Sciences Ltd.	20,650,100	47,500,000

Net change in cash	5,158,960	12,166,730
Cash—beginning of year	—	5,158,960

Cash—end of year	$5,158,960	$17,325,690

Supplemental disclosure of cash paid:
Income taxes	$—	$185,000

Non-cash investing and financing activities:
Shareholder receivable for the sale of intellectual property rights in China recorded as a deemed capital contribution (see Note 5[B])	$—	$825,000

The accompanying notes are an integral part of these audited consolidated financial statements.

DERMAVANT SCIENCES LTD.

Notes to Consolidated Financial Statements

Note 1—Description of Business and Liquidity

[A] Description of Business:

Dermavant Sciences Ltd. and its subsidiaries (collectively, the “Company”) is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics in medical dermatology. The Company is developing a pipeline of therapies in medical dermatology and is currently advancing development programs for five product candidates.

The Company is an exempted limited company incorporated under the laws of Bermuda in September 2015 under the name Roivant Dermatology Ltd. The Company changed its name to Dermavant Sciences Ltd. (“DSL”) in June 2016. DSL became a U.K. tax resident as of April 7, 2017. The Company has three wholly owned subsidiaries. Roivant Dermatology, Inc. was incorporated in Delaware in March 2016 and subsequently changed its name to Dermavant Sciences, Inc. (“DSI”). Dermavant Holdings Limited (“DHL”), a private limited company incorporated under the laws of England and Wales, and Dermavant Sciences GmbH (“DSG”), a company with limited liability formed under the laws of Switzerland, were each organized in August 2016. DSG holds the Company’s intellectual property rights.

In August 2018, the Company acquired exclusive, worldwide rights (excluding the People’s Republic of China) to tapinarof from GlaxoSmithKline Intellectual Property Development Ltd. and Glaxo Group Limited GSK and Glaxo Group Limited (collectively “GSK”). The Company is developing its lead product candidate, tapinarof, for the treatment of psoriasis and atopic dermatitis. The Company is also developing cerdulatinib for the treatment of atopic dermatitis and vitiligo and DMVT-504 for the treatment of primary focal hyperhidrosis. Additionally, the Company has two early stage investigational development programs being DMVT-503 for the treatment of acne vulgaris and DMVT-501 for the treatment of atopic dermatitis.

Since its inception, the Company has devoted substantially all of its efforts to organizing and staffing the Company, acquiring product candidates, and preparing for and advancing them into clinical development. The Company has determined that it has one operating and reporting segment as it allocates resources and assesses financial performance on a consolidated basis.

[B] Liquidity:

The Company has not been capitalized with sufficient funding to conduct its operations. To date, the Company’s operations have been funded by Roivant Sciences Ltd., inclusive of its wholly owned subsidiaries (“RSL”), which will be reimbursed by the Company upon receipt of additional external funding pursuant to services agreements with Roivant Sciences, Inc. (“RSI”) and Roivant Sciences GmbH (“RSG”), and an external financing with NovaQuest Co-Investment Fund VIII, L.P. (“NovaQuest”), which was completed in August 2018 and October 2018. The Company has not generated any revenues and does not anticipate generating any revenues unless and until it successfully completes development and obtains regulatory approval for a product.

Since the Company has limited cash on hand to complete its clinical development and no credit facilities, the Company is dependent upon RSL to provide services and funding to support the operations of the Company until, at least, such time as further external funding is obtained.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. The Company anticipates incurring additional losses until such time, if ever, it can obtain marketing approval to sell, and then generate significant sales from a product. Substantial additional financing will be needed by the Company to fund its operations and to develop and commercialize a product. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company will seek to obtain additional capital through equity financings, the sale of debt or other arrangements; however, there can be no assurance that the Company will be able to raise additional capital when needed or under acceptable terms, if at all. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to shareholders. If the Company is unable to obtain such additional financing, operations would need to be scaled back or discontinued. The Company is currently exploring external financing alternatives which will be needed by the Company to fund its operations.

The Company’s future operations are highly dependent on a combination of factors, including (1) the timely and successful completion of additional financing discussed above; (2) the success of its research and development programs; (3) the development of competitive therapies by other biotechnology and pharmaceutical companies, (4) the Company’s ability to manage growth of the organization; (5) the Company’s ability to protect its technology and products; and, ultimately (6) regulatory approval and market acceptance of a product.

Note 2—Summary of Significant Accounting Policies

[A] Basis of Presentation:

The Company’s fiscal year ends on March 31. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The consolidated financial statements include the accounts of DSL and its wholly-owned subsidiaries DHL, DSG, and DSI. DSL has no unconsolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

In April 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has irrevocably elected not to avail itself of this extended transition period, and, as a result, the Company will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Effective April 11, 2016, upon approval of the Board of Directors and the Company’s sole shareholder, RSL, the Company effected a share split of the authorized, issued and outstanding shares of the Company at a ratio of 100,000-to-1. The share split increased the total number of authorized shares from 10,000 to 1,000,000,000 and decreased par value from $1.00 to $0.00001. All information in the accompanying consolidated financial statements and notes thereto regarding amounts of the common shares and prices per share of the common shares has been adjusted to reflect the application of the share split on a retroactive basis.

[B] Use of Estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company regularly evaluates estimates and assumptions related to assets, liabilities, costs, and expenses allocated to the Company under its services agreements with RSI and RSG, as well as share-based compensation, research and development costs and income taxes. The Company bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

[C] Risks and Uncertainties:

The Company is subject to risks common to early stage companies in the biopharmaceutical industry including, but not limited to, uncertainties related to commercialization of products, regulatory approvals, dependence on key products, third-party service providers such as contract research organizations, protection of intellectual property rights and the ability to make milestone, royalty or other payments due under any license, collaboration or supply agreements.

[D] Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk include cash. At March 31, 2018, substantially all of the cash balance is deposited in banking institutions that the Company believes are of high credit quality and are in excess of federally insured levels. The Company maintains its cash with accredited financial institutions and accordingly, such funds are subject to minimal credit risk. The Company has not experienced any losses on its cash deposits.

[E] Property and Equipment:

Property and equipment, consisting of computers, equipment and leasehold improvements, is recorded at cost. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed to operations as incurred. Upon disposal, retirement or sale, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the consolidated results of operations. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of three to seven years, once the asset is installed and placed in service. Leasehold improvements are amortized using the straight-line method over the estimated useful life or remaining lease term, whichever is shorter.

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Recoverability is measured by comparison of the book values of the assets to future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the assets exceed their fair value, which is measured based on the projected discounted future net cash flows arising from the assets.

[F] Contingencies:

The Company may be, from time to time, a party to various disputes and claims arising from normal business activities. The Company continually assesses litigation to determine if an unfavorable outcome would lead to a probable loss or reasonably possible loss which could be estimated. The Company accrues for all contingencies at the earliest date at which the Company deems it probable that a liability has been incurred and the amount of such liability can be reasonably estimated. If the estimate of a probable loss is a range and no amount within the range is more likely than another, the Company accrues the minimum of the range. In the cases where the Company believes that a reasonably possible loss exists, the Company discloses the facts and circumstances of the litigation, including an estimable range, if possible.

[G] Research and Development Expense:

Research and development costs with no alternative future use are expensed as incurred. Payments for a product license prior to regulatory approval of the product and payments for milestones achieved prior to regulatory approval of the product are expensed in the period incurred as research and development. Milestone payments made in connection with regulatory approvals are capitalized and amortized to cost of product sales over the remaining useful life of the asset. Research and development expenses primarily consist of employee-related costs, certain costs charged by RSI and RSG under their services agreements with the Company (see Note 5[A]) and expenses from third parties who conduct research and development activities on behalf of the Company. The estimated costs of research and development activities conducted by third-party service providers, which primarily include the conduct of clinical trials and contract manufacturing activities, are accrued over the service periods specified in the contracts and adjusted as necessary based upon an ongoing review of the level of effort and costs actually incurred. The estimate of the work completed is developed through discussions with internal personnel and external services providers as to the progress toward completion of the services and the agreed-upon fee to be paid for such services. As actual costs become known, the accrued estimates are adjusted. Such estimates are not expected to be materially different from amounts actually incurred, however the Company’s understanding of the status and timing of services performed, the number of subjects enrolled, and the rate of subject enrollment may vary from estimates and could result in reporting amounts that are higher or lower than incurred in any particular period. The estimate of accrued research and development expense is dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers.

[H] Income Taxes:

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between amounts in the consolidated financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax (benefit) expense in the accompanying statements of operations in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense.

[I] Share-Based Compensation:

Share-based awards to employees and directors are valued at fair value on the date of the grant and that fair value is recognized as share-based compensation expense over the requisite service period. The Company values its stock options that only have service vesting requirements or performance-based awards without market conditions using the Black-Scholes option pricing model. For performance-based awards with market conditions, the Company determines the fair value of awards as of the grant date using a Monte Carlo simulation model.

Certain assumptions need to be made with respect to utilizing the Black-Scholes option pricing model, including the expected life of the award, volatility of the underlying shares, the risk-free interest rate and the fair value of the Company’s common shares. Since the Company has limited option exercise history, it has generally elected to estimate the expected life of an award based upon the “simplified method” with the continued use of this method extended until such time as the Company has sufficient exercise history. The risk-free interest rate is based on the rates paid on securities issued by the U.S. Treasury with a term approximating the expected life of the equity award. The expected share price volatility for the Company’s common shares is estimated by taking the average historical price volatility for industry peers. The Company accounts for pre-vesting award forfeitures when they occur.

As part of the valuation of share-based compensation under the Black-Scholes option pricing model, it is necessary for the Company to estimate the fair value of its common shares. Given the absence of a public trading market, the Company exercised reasonable judgment and considered numerous objective and subjective factors to determine its best estimate of the fair value of its common shares. The estimation of the fair value of the common shares considered factors including the following: the estimated present value of the Company’s future cash flows; the Company’s business, financial condition and results of operations; the Company’s forecasted operating performance; the illiquid nature of the Company’s common shares; industry information such as market size and growth; market capitalization of comparable companies and the estimated value of transactions such companies have engaged in; and macroeconomic conditions.

Determining the appropriate amount to expense for performance-based awards based on the achievement of stated goals requires judgment. The estimate of expense is revised periodically based on the probability of achieving the required performance targets and adjustments are made as appropriate. The cumulative impact of any revisions is reflected in the period of change. If any applicable financial performance goals are not met, no compensation expense is recognized and any previously recognized compensation cost is reversed.

The Company accounts for share-based payments to non-employees issued in exchange for services based upon the fair value of the equity instruments issued. Compensation expense for stock options issued to non-employees is calculated using the Black-Scholes option pricing model and is recorded over the service performance period. Options subject to vesting are required to be periodically remeasured over their service performance period, which is generally the same as the vesting period.

A component of total share-based compensation expense relates to the RSL common share awards and RSL options issued by RSL to RSL, RSG and RSI employees. Share-based compensation expense is allocated to the Company by RSL based upon the relative percentage of time utilized by employees of RSL, RSG and RSI on the Company’s matters. The RSL common share awards and RSL options are fair valued on the date of grant and that fair value is recognized over the requisite service period. As RSL is a non-public entity, the RSL common share awards and RSL options are classified as Level 3 due to their unobservable nature. Significant judgment and estimates were used to estimate the fair value of these awards and options, as they are not publicly traded. RSL common share awards and RSL options are subject to specified vesting schedules and requirements (a mix of time-based and performance-based events). The fair value of each RSL common share award is based on various corporate event-based considerations, including targets for RSL’s post-IPO market capitalization and future financing events. The fair value of each RSL option on the date of grant is estimated using the Black-Scholes closed-form option-pricing model.

[J] Financial Instruments:

The Company applies a fair value framework in order to measure and disclose its financial assets and liabilities. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

∎	Level 1—Quoted prices in active markets for identical assets or liabilities.

∎

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Fair values are determined by utilizing quoted prices for similar assets and liabilities in active markets or other market observable inputs such as interest rates and yield curves.

∎	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company’s financial instruments consist of cash, accounts payable, accrued expenses and amounts due to and from RSL, RSI and RSG. These financial instruments are stated at their respective historical carrying amounts, which approximates fair value due to their short-term nature.

[K] Foreign Currency:

The Company has operations in the United States, the United Kingdom, Bermuda, and Switzerland. The results of its non-U.S. dollar based functional currency operations are translated to U.S. dollars at the average exchange rates during the period. The Company’s assets and liabilities are translated using the current exchange rate as of the consolidated balance sheet date and shareholder’s equity is translated using historical rates. Adjustments resulting from the translation of the consolidated financial statements of the Company’s foreign functional currency subsidiaries into U.S. dollars are excluded from the determination of net loss and are accumulated in a separate component of shareholder’s equity. Foreign exchange transaction gains and losses are included in other expense in the consolidated statements of operations.

[L] Net Loss Per Common Share:

Basic net loss per common share is computed by dividing net loss applicable to common shareholder by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing the net loss applicable to common shareholder by the diluted weighted-average number of common shares outstanding during the period calculated in accordance with the treasury stock method. For the years ended March 31, 2017 and 2018, 787,500 and 6,884,632 options, respectively, to purchase common shares were not included in the calculation of diluted weighted-average number of common shares outstanding because they were anti-dilutive given the net loss of the Company.

[M] Recently Issued Accounting Pronouncements:

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU No. 2016-02”), which is a comprehensive new lease standard that amends various aspects of existing accounting guidance for leases. The core principle of ASU No. 2016-02 will require lessees to present the assets and liabilities that arise from leases on their consolidated balance sheets. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the new standard and its impact on the Company’s consolidated financial position, results of operations and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU No. 2016-09”). This ASU makes several modifications to Topic 718 related to the accounting for forfeitures, employer tax withholding on share-based compensation, and the consolidated financial statement presentation of excess tax benefits or deficiencies. ASU No. 2016-09 also clarifies the consolidated statement of cash flows presentation for certain components of share-based awards. The standard is effective for interim and annual reporting periods beginning after December 15, 2016, with early adoption permitted. The Company adopted this guidance on April 1, 2017 and the adoption of ASU No. 2016-09 did not have a material impact on the Company’s consolidated financial position, results of operations and related disclosures.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory (“ASU No. 2016-16”), which eliminates the exception in existing guidance which defers the recognition of the tax effects of intra-entity asset transfers other than inventory until the transferred asset is sold to a third party. Rather, the amended guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted as of the beginning of an annual reporting period. The Company early adopted this guidance on April 1, 2017 and reflected the impacts in the Company’s consolidated financial statements (see Note 7). There was no impact to retained earnings for this adoption.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU No. 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU No. 2017-01 is effective for annual reporting periods beginning after December 15, 2017, and interim periods within those years, with early adoption permitted. The Company will apply the guidance to applicable transactions after the adoption date. The impact on the Company’s consolidated financial position, results of operations and related disclosures will depend on the facts and circumstances of any specific future transactions.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU No. 2018-02”). ASU No. 2018-02 allows companies to reclassify stranded tax effects resulting from the Tax Cuts and Jobs Act, from accumulated other comprehensive (loss) income to retained earnings. ASU No. 2018-02 is effective for interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Company is currently evaluating the new standard and its impact on the Company’s consolidated financial position, results of operations and related disclosures.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU No. 2018-05”). ASU No. 2018-05 amends certain SEC material in ASC Topic 740 for the income tax accounting implications of the recently issued Tax Cuts and Jobs Act. ASU No. 2018-05 is effective immediately. The Company evaluated the impact of the Tax Cuts and Jobs Act as well as the guidance of SAB No. 118 and incorporated the changes into the determination of a reasonable estimate of deferred taxes and appropriate disclosures in the notes to the Company’s consolidated financial statements (see Note 7). The Company will continue to evaluate the impact this tax reform legislation may have on its consolidated financial position, results of operations and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” or ASU No. 2018-07. ASU No. 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. ASU No. 2018-07 is effective for interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Company is currently evaluating the new standard and its impact on the Company’s consolidated financial position, results of operations and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement,” or ASU No. 2018-13. ASU No. 2018-13 removes, modifies, and adds certain recurring and nonrecurring fair value measurement disclosures, including removing disclosures around the amount(s) of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation process for Level 3 fair value measurements, among other things. ASU No. 2018-13 adds disclosure requirements around changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and a narrative description of measurement uncertainty. The amendments in ASU No. 2018-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty are to be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption, with all other amendments applied retrospectively to all periods presented. Early adoption is permitted. We are currently evaluating the new standard and its impact on our consolidated financial statements and related disclosures.

Note 3—License Agreements

[A] License Agreement with Eisai Co., Ltd.:

On November 19, 2015, RSL entered into an exclusive license agreement for lotamilast, also known as DMVT-501, with Eisai Co., Ltd. (“Eisai”), which was assigned to the Company by RSL. Under the agreement, the Company acquired intellectual property and research and development materials from Eisai in exchange for the following consideration:

∎	Upfront payment of $3.5 million;

∎	Up to an aggregate of $35.5 million upon the achievement of certain development and regulatory milestones;

∎

A low double digit royalty on net product sales in certain territories, subject to reduction on a product-by-product and country-by-country basis, until the later of (1) expiration of patent and regulatory exclusivity or upon generic entry and (2) the tenth anniversary of the first commercial sale of such product in such country.

For the consideration above, the Company also received a small quantity of inventory of lotamilast and certain research and development historical records. The Company did not hire, or receive, any Eisai employees working on lotamilast, or any research, clinical or manufacturing equipment. Additionally, the Company did not assume from Eisai any contracts, licenses or agreements between Eisai and any third party with respect to lotamilast. The Company will need to independently develop all clinical processes and procedures for its clinical trials through the use of internal and external resources once appropriate and acceptable resources have been identified and obtained.

The Company evaluated the in-license agreement of lotamilast from Eisai and determined that the acquired intellectual property and materials did not meet the definition of a business and thus the transaction was not considered a business combination. The Company then evaluated whether the in-process research and development asset (“IPR&D”) asset had an alternative future use and concluded it did not. As a result, the Company recorded the initial payment under the license agreement of $3.5 million as research and development expense in the period ended March 31, 2016. There were no amounts due to Eisai for the years ended March 31, 2017 and 2018.

[B] License Agreement with Portola Pharmaceuticals, Inc.:

On December 16, 2016, DSG entered into an exclusive, worldwide license agreement with Portola Pharmaceuticals, Inc. (“Portola”), or the Portola License Agreement, for the development and commercialization of cerdulatinib, also known as DMVT-502, for topical use (other than for use in oncology) in exchange for the following consideration:

∎	Upfront payment of $8.8 million;

∎	Up to an aggregate of $36.3 million upon the achievement of certain development and regulatory milestones;

∎	Up to an aggregate of $100.0 million upon the achievement of certain commercial milestones;

∎

Up to an aggregate of $71.5 million in remaining milestone amounts payable under Portola’s license agreement with Astellas Pharma Inc. to the extent such payments are not made by Portola, which payments may be credited against future payment obligations to Portola; and

∎

A high single digit percentage royalty on net product sales, subject to reduction by certain payments made to third parties as well as adjustments for non-patent products and generic competition on a country-by-country basis, until the later of (1) expiration of last-to-expire valid claim or regulatory exclusivity and (2) the tenth anniversary of the first commercial sale of such product in such country.

For the consideration above, the Company received certain research and development historical records. The Company did not hire, or receive, any Portola employees working on cerdulatinib, or any research, clinical or manufacturing equipment. Additionally, the Company did not assume from Portola any contracts, licenses or agreements between Portola and any third party with respect to cerdulatinib. The Company will need to independently develop all clinical processes and procedures for its clinical trials through the use of internal and external resources once appropriate and acceptable resources have been identified and obtained.

The Company evaluated the acquired intellectual property and materials in-licensed from Portola based on the applicable guidance and has determined that the IPR&D licensed did not meet the definition of a business and thus the transaction was not considered a business combination. The Company then evaluated whether the IPR&D asset had an alternative future use and concluded it did not. As a result, the Company recorded the initial payment under the license agreement of $8.8 million as research and development expense in the year ended March 31, 2017. $3.8 million was paid to Portola for milestone achievement during the year ended March 31, 2018. There were no amounts due to Portola or Astellas as of March 31, 2017 or 2018.

[C] License Agreement with AstraZeneca:

On September 19, 2017, RSG entered into an exclusive license agreement with AstraZeneca AB (“AstraZeneca”), or the AstraZeneca License Agreement, for the development and commercialization of DMVT-503 in exchange for the following consideration:

∎	Upfront payment of $2.0 million;

∎	Up to an aggregate of $58.5 million upon the achievement of certain development and regulatory milestones;

∎	Up to an aggregate of $25.0 million upon the achievement of certain commercial milestones; and

∎

Tiered royalties ranging from a high single digit to low double digit on net product sales on a product-by-product basis until the later of (1) expiration of last-to-expire valid claim or regulatory exclusivity and (2) the tenth anniversary of the first commercial sale of such product in such country.

For the consideration above, RSG also received a small quantity of inventory of DMVT-503 and certain research and development historical records. RSG did not hire, or receive, any AstraZeneca employees working on DMVT-503, or any research, clinical or manufacturing equipment. Additionally, RSG did not assume from AstraZeneca any contracts, licenses or agreements between AstraZeneca and any third party with respect to DMVT-503. RSG will need to develop independently all clinical processes and procedures for its clinical trials through the use of internal and external resources once appropriate and acceptable resources have been identified and obtained.

The in-license of DMVT-503 from AstraZeneca did not meet the definition of a business and thus the transaction was not considered a business combination. Further, since the IPR&D asset did not have an alternative future use, the initial payment under the license agreement of $2.0 million was recorded as research and development expense during the year ended March 31, 2018. Since RSG paid for the initial upfront payment, the Company recorded a deemed capital contribution for the amounts paid by RSG on behalf of the Company and reflected the in-license of DMVT-503 as research and development expenses for the year ended March 31, 2018.

[D] License Agreement with Theravida, Inc.:

On January 31, 2018, RSG entered into an exclusive license agreement with TheraVida, Inc. (“TheraVida License Agreement”) for a world-wide license (excluding the Republic of Korea and the Democratic People’s Republic of Korea as well as the field of overactive bladder) to develop and commercialize oxybutynin/pilocarpine, also known as DMVT-504, in exchange for the following consideration:

∎	Upfront payment of $2.0 million;

∎	Up to an aggregate of $53.0 million upon the achievement of certain development and regulatory milestones;
∎	Up to an aggregate of $105.0 million upon the achievement of certain commercial milestones;

∎

Tiered royalties ranging from a high single digit to low double digit on net product sales on a product-by-product basis until the later of (1) expiration of last-to-expire valid claim or data or market exclusivity and (2) the tenth anniversary of the first commercial sale of such product in such country.

For the consideration above, RSG received certain research and development historical records. RSG did not hire, or receive, any Theravida employees working on DMVT-504, or any research, clinical or manufacturing equipment. Additionally, RSG did not assume from Theravida any contracts, licenses or agreements between Theravida and any third party with respect to DMVT-504. RSG will need to develop independently all clinical processes and procedures for its clinical trials through the use of internal and external resources once appropriate and acceptable resources have been identified and obtained.

The in-license of DMVT-504 from Theravida did not meet the definition of a business and thus the transaction was not considered a business combination. Further, since the IPR&D asset did not have an alternative future use, the initial payment under the license agreement of $2.0 million was recorded as research and development expense during the year ended March 31, 2018. Since RSG paid for the initial upfront payment, the Company recorded a deemed capital contribution for the amounts paid by RSG on behalf of the Company and reflected the in-license of DMVT-504 as research and development expenses for the year ended March 31, 2018.

Note 4—Accrued Expenses

Accrued expenses consist of the following:

	MARCH 31,
	2017	2018
Research and development expenses	$—	$3,178,619
General and administrative expenses	—	139,166
Bonuses and other compensation expenses	—	583,163
Professional services expenses	93,872	320,828
Other expenses	—	44,227

Total accrued expenses	$93,872	$4,266,003

Note 5—Related Party Transactions

[A] Services Agreements:

In October 2016, the Company entered into a formal services agreement with RSI, a wholly owned subsidiary of RSL, under which RSI agreed to provide certain administrative and research and development services to the

Company during the formative period of the Company. Under this services agreement, the Company will pay or reimburse RSI for any expenses it, or third parties acting on its behalf, incurs for the Company. For any general and administrative and research and development activities performed by RSI employees, RSI will charge back the employee compensation expense plus a pre-determined markup. RSI also provided such services prior to the formalization of this services agreement, and such costs have been recognized by the Company in the period in which the services were rendered. Employee compensation expense, inclusive of base salary and fringe benefits, is determined based upon the relative percentage of time utilized on Company matters. All other costs will be billed back at cost. The consolidated financial statements also include third-party expenses that have been paid by RSI and RSL since the inception of the Company.

During the years ended March 31, 2017 and 2018, RSL and RSI provided certain administrative and research and development services on behalf of the Company. Total compensation expense, inclusive of base salary and fringe benefits, is proportionately allocated to the Company based upon the relative percentage of time utilized on the Company’s matters. The term of the RSI services agreement will continue until terminated upon 60 days’ written notice by RSI or by either DSL or DSG with respect to the services either such party receives thereunder.

In October 2016, DSG entered into a separate services agreement with RSG, a wholly owned subsidiary of RSL for the provision of services by RSG to DSG in relation to certain development, administrative and financial activities. Under the terms of the services agreement, the Company is obligated to pay or reimburse RSG for the costs they, or third parties acting on their behalf, incur in providing services to DSG, including administrative and support services, as well as research and development services. In addition, the Company is obligated to pay RSG a pre-determined mark-up on the costs incurred directly by RSG in connection with any general and administrative and research and development services. The term of the RSG services agreement will continue until terminated by RSG or DSG upon 60 days’ written notice.

Under the RSI and RSG services agreements, for the years ended March 31, 2017 and 2018, the Company incurred expenses of $9,480,295 and $12,390,581, respectively, inclusive of the mark-up. Based upon the service performed under the services agreements, amounts included in research and development expenses totaled $9,061,565 and $11,149,518, and amounts included in general and administrative expenses totaled $418,730 and $1,241,063 during the years ended March 31, 2017 and 2018, respectively.

[B] Intellectual Property Purchase Agreement:

In June 2017, DSG and RSG entered into an intellectual property purchase agreement, pursuant to which DSG assigned to RSG certain rights, titles, claims and interests in and to intellectual property rights for DMVT-501, DMVT-502, and DMVT-201, as they relate to certain of DSG’s rights and obligations in Asian territories and for certain indications. The consideration for the assignment of the rights to RSG was $811,000 for DMVT-501, $348,000 for DMVT-502, and $166,000 for DMVT-201 plus applicable Swiss VAT and was determined based on an independent third-party valuation. As described in Note 3 above, since the IPR&D for these assets was expensed during the related fiscal year, the carrying value of the intellectual property rights transferred to RSG was $0. Since the assignment of such intellectual property rights from DSG to RSG was between entities under common control with no carrying value, the Company accounted for the consideration of aggregate $1,325,000 as a deemed capital contribution from its parent, RSL. During the year ended March 31, 2018, the Company received payment of $500,000 under such agreement and the remaining consideration due of $825,000 was classified within equity as a shareholder receivable in the accompanying consolidated balance sheet as of March 31, 2018.

Note 6—Shareholder’s Equity

[A] Overview:

The Company’s Memorandum of Association, filed on September 28, 2015 in Bermuda, authorized the creation of one class of shares. As of March 31, 2018, the Company had 1,000,000,000 shares authorized with a par value of $0.00001 per share.

[B] Transactions:

Upon the Company’s formation, RSL subscribed for 10,000,000 shares of the Company’s share capital.

On April 11, 2016, upon approval of the Board of Directors, the Company issued an additional 65,000,000 shares for consideration of $650 or par value of $0.00001 to RSL, increasing the total number of issued and outstanding shares to 75,000,000.

For the year ended March 31, 2017, RSL made cash capital contributions of $20,650,100. No additional common shares of the Company were issued in connection with this capital contribution as RSL owned 100% of the shares issued and outstanding.

For the year ended March 31, 2018, RSL made cash capital contributions of $43,500,000. No additional common shares of the Company were issued in connection with these capital contributions as RSL owned 100% of the shares issued and outstanding. In connection with the intellectual property purchase agreement with RSG, DSG assigned certain rights, titles, claims and interests in and to all intellectual property rights under certain license agreements, as they relate to certain of DSG’s rights and obligations in Asian territories and for certain territories and for certain indications to RSG for cash consideration of $1,325,000 of which $825,000 was receivable from RSL as of March 31, 2018. In addition, RSG assigned certain rights, title, interest and obligations in and to DMVT-504 and DMVT-503 to DSG except with respect to certain Asian territories for cash consideration of $4,000,000. DSG sublicensed rights to certain indications back to RSG with respect to these two product candidates. As RSG and DSG are under common control, the consideration was recorded as a capital contribution from the Company’s parent, RSL (see Note 5[B]).

Note 7—Income Taxes

The loss before provision for income taxes and the related tax provision are as follows:

	YEARS ENDED MARCH 31,
	2017	2018
Loss before provision for income taxes:
United States	$(86,333)	$(370,037)
Switzerland	(15,809,736)	(42,775,798)
Bermuda	(5,996,163)	(91,998)
Other (1)	91,686	814,316

Total loss before provision for income taxes	$(21,800,546)	$(42,423,517)

Current taxes:
United States—Federal	$1,176	$253,491
United States—State	—	18,569
Switzerland	—	—
Bermuda	—	—
Other (1)	—	—

Total current tax expense	1,176	272,060
Deferred taxes:
United States—Federal	(877)	877
United States—State	—	—
Switzerland	—	—
Bermuda	—	—
Other (1)	—	—

Total deferred tax (benefit) expense	(877)	877

Total income tax expense	$299	$272,937

(1)	Primarily related to operations in United Kingdom and eliminations

A reconciliation of income tax provision computed at the Bermuda statutory rate to income tax provision reflected in the consolidated financial statements is as follows:

	YEARS ENDED MARCH, 31
	2017	2018
Income tax provision at Bermuda statutory rate	$—	$—
Foreign rate differential (2)	(1,688,309)	(4,788,685)
Tax reform	—	227,094
Valuation allowance	1,688,608	4,834,528

Total income tax expense	$299	$272,937

(2)	Primarily related to current tax on U.S. operations including permanent and temporary differences, R&D credit generation, and operations in Switzerland and the United Kingdom at rates different than the Bermuda rate.

The Company’s effective tax rate for the years ended March 31, 2017 and 2018 was 0.00% and (0.64)%, respectively, driven by the Company’s jurisdictional earnings by location and a valuation allowance that eliminates the Company’s global net deferred tax assets.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Act”) was enacted which introduced a comprehensive set of tax reform. The Act revises the U.S. corporate income tax by, among other things, lowering the corporate income tax rate from the previous top marginal rate of 35% to a flat rate of 21%, adopting a quasi-territorial income tax system and imposing a one-time transition tax on foreign unremitted earnings, and setting limitations on deductibility of certain costs (e.g. interest expense).

The effects of changes in tax laws are required to be recognized in the period in which the legislation is enacted. However, due to the complexity and significance of the Act’s provisions, the SEC staff issued SAB No. 118, which allows companies to record the tax effects of the Act on a provisional basis based on a reasonable estimate, and then, if necessary, subsequently adjust such amounts during a limited measurement period as more information becomes available. The measurement period ends when a company has obtained, prepared, and analyzed the information necessary to finalize its accounting, but cannot extend beyond one year from enactment.

The Act did not have a material impact on the Company’s consolidated financial statements since its global net deferred tax assets are fully offset by a valuation allowance and the Company does not have any off-shore earnings from which to record the mandatory transition tax. The corporate tax rate reduction is effective as of January 1, 2018. The provisional amount recorded related to the remeasurement of the Company’s deferred tax balances was $227,094 which was offset fully by the provisional amount recorded related to the reversal of previously established valuation allowances against these deferred tax balances. The Act also permits any remaining AMT tax attribute carryforwards to be used to offset future taxable income and/or be refundable over the next several years. As a result, the Company recognized a provisional benefit of $877 during the year ended March 31, 2018 related to the AMT tax credit carryforward. The related refundable amount has been classified as a reduction to income tax payable in the accompanying consolidated balance sheet. The Company continues to analyze the changes in certain income tax deductions and gather additional data to compute the full impacts on the Company’s current and deferred tax assets and liabilities (deferred tax assets and liabilities will be subject to a valuation allowance if adjusted).

Deferred taxes reflect the tax effects of the differences between the amounts recorded as assets and liabilities for financial reporting purposes and the comparable amounts recorded for income tax purposes. Significant components of the deferred tax assets (liabilities) at March 31, 2017 and 2018 are as follows:

	MARCH 31,
	2017	2018
Deferred tax assets:
Intellectual property	$6,809,810	$2,716,637
Net operating losses	696,903	9,428,391
Share-based compensation	30,530	201,618
Credits	877	237,936
Other	464	213,914

Subtotal	7,538,584	12,798,496
Valuation allowance	(7,537,707)	(12,796,414)
Deferred tax liabilities:
Depreciation	—	(2,082)

Total deferred tax assets	$877	$—

As of March 31, 2018, the Company has net operating losses in Switzerland and the United Kingdom in the amount of $85,561,581 and $96,292 respectively. The net operating losses in Switzerland will begin to expire the fiscal year ended March 31, 2025. The net operating losses in the United Kingdom can be carried forward indefinitely with an annual usage limitation. The Company has research and development credit carryforwards in the United States in the amount of $237,936 which will begin to expire in the fiscal year ending March 31, 2038.

The Company assesses the realizability of the net deferred tax assets at each balance sheet date based on available positive and negative evidence in order to determine the amount which is more likely than not to be realized and record a valuation allowance as necessary. Due to the Company’s cumulative loss position which provides significant negative evidence difficult to overcome, the Company has recorded a valuation allowance of $7,537,707 and $12,796,414 as of March 31, 2017 and 2018, respectively, representing the portion of the net deferred tax assets that is not more likely than not to be realized. During the years ended March 31, 2017 and 2018, the Company recorded an increase to its valuation allowance of $7,537,707 and $5,258,707, respectively. The amount of the net deferred tax assets considered realizable, could be adjusted for future factors that would impact the assessment of the objective and subjective evidence of the Company. The Company will continue to assess the realizability of net deferred tax assets at each consolidated balance sheet date in order to determine the proper amount, if any, required for a valuation allowance. A subsequent recognition of the tax benefits of $5,956,536 of the $12,796,414 valuation allowance as of March 31, 2018 will be recorded directly to contributed capital.

There are outside basis differences related to our investment in subsidiaries for which no deferred taxes have been recorded as these would not be subject to tax on repatriation as Bermuda has no tax regime for Bermuda exempted limited companies, and the United Kingdom tax regime relating to company distributions generally provides for exemption from tax for most overseas profits, subject to certain exceptions.

The Company is subject to tax and will file income tax returns in the United Kingdom, Switzerland, and United States federal, state, and local jurisdictions. The Company is subject to tax examinations for the fiscal year ended March 31, 2016 and forward in all applicable income tax jurisdictions. Tax audits and examinations can involve complex issues, interpretations and judgments. The resolution of matters may span multiple years particularly if subject to litigation or negotiation. The Company believes it has appropriately recorded its tax position using reasonable estimates and assumptions, however the potential tax benefits may impact the consolidated results of operations or cash flows in the period of resolution, settlement or when the statutes of limitations expire. There are no uncertain tax benefits recorded as of March 31, 2017 and 2018.

Note 8—Share-Based Compensation

[A] Dermavant 2016 Equity Incentive Plan:

The Company’s 2016 Equity Incentive Plan (the “2016 Plan”) has a total of 17,993,079 common shares reserved for issuance pursuant to stock and stock-based awards as of December 2018. The Company’s employees, directors and consultants are eligible to receive non-qualified and incentive stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance cash awards, and other stock awards under the plan. Options granted to consultants and employees generally vest over various terms and have a 10-year contractual term and each option will have an exercise price equal to the fair value of the Company’s common shares on the date of grant. For grants of incentive stock options, if the grantee owns, or is deemed to own, 10% or more of the total voting power of the Company, then the exercise price will be 110% of the fair value of the Company’s common shares on the date of grant and the option will have a five-year contractual term. Options that are forfeited or expire are available for future grants.

The Company estimated the fair value of each option on the date of grant using the Black-Scholes option pricing model applying the weighted average assumptions in the following table:

	YEARS ENDED MARCH 31,
	2017	2018
Risk-free interest rate	2.31%	2.09%

Expected term, in years	9.39	6.25
Expected volatility	74.9%	69.9%
Expected dividend yield	—%	—%

The following table presents a summary of option activity and data under the Company’s 2016 Plan through March 31, 2018:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE GRANT DATE FAIR VALUE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	AGGREGATE INTRINSIC VALUE
Options outstanding at April 1, 2016	—	$—	$—	—	$—
Granted	787,500	0.55	0.69

Options outstanding at March 31, 2017	787,500	0.55	0.69	9.40	—

Granted	6,097,132	0.66	0.43

Options outstanding at March 31, 2018	6,884,632	0.65	0.46	9.26	—

At March 31, 2018, there were 295,313 vested options with a weighted average grant date fair value of $0.69. No options vested during the year ended March 31, 2017. The total grant date fair value of options vested during the year ended March 31, 2018 was $203,766. No options were forfeited nor exercised during the years ended March 31, 2017 and 2018.

[B] Stock Options Granted to Employees and Non-Employees:

During the year ended March 31, 2017, the Company granted options to purchase 787,500 common shares to certain consultants, who were also employees of RSI, with an exercise price of $0.55. During the year ended March 31, 2018, the Company granted options to purchase 6,097,132 common shares to certain employees of the Company with a weighted-average exercise price of $0.66 under the 2016 Plan. The fair value of the stock options granted to RSI employees is remeasured each reporting date until performance is complete using the Black-Scholes option pricing model. Each award is subject to a specified vesting schedule. Compensation expense will be recognized by the Company over the required service period to earn each award.

For the years ended March 31, 2017 and 2018, the Company recorded share-based compensation expense related to stock options issued to employees and consultants of $87,208 and $593,202, respectively. This share-based compensation expense is included in general and administrative expenses and research and development expenses in the accompanying consolidated statements of operations. All share-based compensation expense related to stock options issued to employees and consultants during the year ended March 31, 2017 was included in research and development expense. The amount included in research and development expense totaled $152,690, and the amount included in general and administrative expense totaled $440,512 during the year ended March 31, 2018.

At March 31, 2018, total unrecognized compensation expense related to non-vested options for employees and consultants was $2,454,337 and is expected to be recognized over the remaining weighted-average service period of 3.25 years.

[C] Share-Based Compensation Allocated to the Company by RSL:

Share-based compensation expense is allocated to the Company by RSL based upon the relative percentage of time utilized by RSL, RSI and RSG employees on Company matters.

In relation to the RSL common share awards and options issued by RSL to RSL, RSI and RSG employees, the Company recorded share-based compensation expense of $2,077,208 and $1,951,157 for the years ended March 31, 2017 and 2018, respectively.

The RSL common share awards and RSL options are valued at fair value on the date of grant and that fair value is recognized over the requisite service period. Significant judgment and estimates were used to estimate the fair value of these RSL awards and RSL options, as they are not publicly traded. RSL common share awards and RSL options are subject to specified vesting schedules and requirements (a mix of time-based and performance-based events). The fair value of each RSL common share award is based on various corporate event-based considerations, including targets for RSL’s post-IPO market capitalization and future financing events.

The fair value of each RSL option on the date of grant is estimated using the Black-Scholes option-pricing model.

Compensation expense will be allocated to the Company over the required service period over which these RSL common share awards and RSL options would vest and is based upon the relative percentage of time utilized by RSL, RSI and RSG employees on Company matters.

[D] RSL Common Share Awards and Options:

Certain employees of the Company have been granted RSL common share awards and options, which have been valued consistently with those issued to RSL, RSI and RSG employees as detailed above. The Company recorded share-based compensation expense of $220,686 for the year ended March 31, 2018 related to these awards. There was no expense related to employees of the Company holding RSL common share awards and options for the year ended March 31, 2017.

[E] RSL Restricted Stock Unit (“RSUs”):

In connection with their employment agreements, the Company’s Executive Chair and President and Chief Operating Officer were granted 66,845 and 50,000 RSUs, respectively, of the Company’s parent company, RSL, during the year ended March 31, 2018. The RSUs have a requisite service period of eight years and have no dividend rights. The RSUs will vest upon the achievement of both a performance and market condition, if both are achieved within the requisite service period. As of March 31, 2018, the performance condition had not been met and was deemed not probable of being met.

For the year ended March 31, 2018, the Company recorded no share-based compensation expense related to the RSUs that were issued. At March 31, 2018, there was $1,626,482 of unrecognized compensation expense related to non-vested RSUs. The Company will recognize the expense upon the probable achievement of the performance condition through the requisite service period.

Note 9—Commitments and Contingencies

The Company entered into certain commitments under its license agreements (see Note 3) and the services agreements with RSI and RSG (see Note 5[A]). In addition, the Company has entered into services agreements with third parties for pharmaceutical research and development and manufacturing activities and has a lease agreement for office space located in Phoenix, Arizona. Expenditures to contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, represent significant costs in the Company’s clinical development of its product candidates. Subject to required notice periods, a nominal early termination fee, in certain cases, and the Company’s remaining obligations under binding purchase orders, the Company can elect to discontinue the work under these agreements at any time. The Company expects to enter into additional commitments as the business further develops. As of March 31, 2018, the Company did not have any additional ongoing material financial commitments.

The Company leases 10,346 square feet of office space located in Phoenix, Arizona pursuant to an operating lease agreement that expires in January 2026.

Approximate future noncancelable operating lease obligations as of March 31, 2018 are as follows:

YEARS ENDING MARCH 31,	OPERATING LEASES
2019	$68,111
2020	414,702
2021	425,048
2022	435,394
2023	445,741
Thereafter	1,319,115

Total minimum noncancelable operating lease payments	$3,108,111

Rent expense for the year ended March 31, 2018 was approximately $7,000. The Company had no rent expense for the year ended March 31, 2017.

Note 10—Subsequent Events

The Company has evaluated subsequent events through December 19, 2018, the date that the consolidated financial statements were available to be issued and determined that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosures in the notes thereto other than as disclosed in the accompanying notes to the consolidated financial statements.

[A] Shareholder’s Equity:

For the period April 2018 through December 2018, RSL made cash capital contributions of $27,500,000. No additional common shares of the Company were issued in connection with these capital contributions as RSL owned 100% of the shares issued and outstanding.

[B] Dermavant 2016 Equity Incentive Plan:

On October 30, 2018 and December 3, 2018, an additional 5,735,294 and 4,757,785 common shares, respectively, were reserved for issuance pursuant to stock and stock-based awards under the 2016 Plan, for a total of 17,993,079 common shares reserved.

[C] Share-Based Compensation:

For the period April 2018 through December 2018, the Company granted options to purchase 9,757,983 common shares to certain employees of the Company, with a weighted-average exercise price of $2.20 under the 2016 Plan.

[D] Asset Purchase Agreement:

In August 2018, the Company, through its wholly owned subsidiary Dermavant Sciences GmbH, or DSG, acquired the worldwide rights (other than for China with respect to certain intellectual property rights retained by Welichem Biotech Inc. (“Welichem”)) to tapinarof and related compounds from Glaxo Group Limited and GlaxoSmithKline Intellectual Property Development Ltd. (collectively, “GSK”), pursuant to an asset purchase agreement (the “GSK Agreement”). GSK previously acquired rights to a predecessor formulation of tapinarof from Welichem, pursuant to an asset purchase agreement between GSK and Welichem entered into in May 2012. Under the GSK Agreement, DSG made an upfront payment of £150.0 million (approximately $191 million), funded by $200.0 million in cash received from RSL in exchange for promissory notes issued pursuant to a commitment letter between the Company, DSG and RSL, or the RSL Commitment Letter, as well as by NovaQuest Co-Investment Fund VIII, L.P., (“NovaQuest”) pursuant to the NovaQuest Agreement (see Note 5).

DSG is also obligated to pay GSK £100.0 million (approximately $133 million) upon the receipt of marketing approval of tapinarof in the United States, which amount may be funded through a further investment in the Company by RSL pursuant to the commitment letter described below. In addition, under the GSK Agreement, DSG assumed all obligations under the Welichem Agreement, including payment of up to CAD$80.0 million (approximately $61 million) in potential development milestone payments and up to CAD$100.0 million (approximately $76 million) in potential commercial milestone payments.

In connection with the GSK Agreement, DSG and GSK have entered into a clinical supply agreement for tapinarof pursuant to which the Company will obtain existing supply of tapinarof drug product and drug substance as well as additional supply of tapinarof drug product for clinical trials on a cost plus basis. As required under the GSK Agreement, DSG and GSK intend to enter into a commercial manufacturing and supply agreement, or the Commercial Supply Agreement, pursuant to which DSG will obtain tapinarof drug product and drug substance from GSK. Under the Commercial Supply Agreement, GSK will provide development services to prepare for the manufacture and supply of tapinarof at commercial scale. As specified in the GSK Agreement, DSG will obtain commercial supply of tapinarof on a cost plus basis under the Commercial Supply Agreement.

As required under the GSK Agreement, the Company, through DSG, entered into a letter agreement with GSK on November 5, 2018 (the “GSK Letter Agreement”). Under the terms of the GSK Letter Agreement, GSK has agreed, among other things, to make certain planned capital improvements, including design work, the purchase and modification of additional equipment items, and the reconfiguration of the existing production modules at GSK’s manufacturing site in Cork, Ireland, (the “Planned Capital Improvements”). In exchange for the Planned Capital Improvements, DSG has agreed to reimburse GSK an anticipated aggregate capital expenditure amount, which is not expected to exceed approximately €11.4 million (approximately $13.3 million). DSG is not required to reimburse GSK for any actual amounts incurred in excess of 110% of the anticipated aggregate capital expenditure amount. The GSK Letter Agreement is not scheduled to terminate until the later of (i) the completion of the Planned Capital Improvements and (ii) reimbursement by us of GSK’s actual capital expenditures related to such Planned Capital Improvements.

[E] Promissory Notes to Roivant Sciences Ltd.:

In October 2018, DSG repaid RSL $17.5 million of the outstanding balance on the 180-day Promissory Note. In December 2018, DSG repaid RSL the remaining $82.5 million of the outstanding balance on the 180-day Promissory Note.

[F] Issuance of Common Shares:

In December 2018, DSL issued 26,960,784 of its common shares to RSL for $82.5 million.

[G] Funding Agreement:

In July 2018, in connection with our acquisition of tapinarof from GSK pursuant to the GSK Agreement, DSG and NovaQuest entered into a funding agreement, as amended in October 2018, or the NovaQuest Agreement. Pursuant to the NovaQuest Agreement, DSG received $100.0 million and $17.5 million in funding from NovaQuest in August 2018 and October 2018, respectively, all of which was used to repay amounts owed to RSL for funding the purchase price for tapinarof under the GSK Agreement.

In exchange for the $117.5 million in total funding from NovaQuest, DSG agreed to make fixed payments to NovaQuest under the NovaQuest Agreement upon regulatory approval of tapinarof. Such payments are generally payable quarterly over periods from six to 15 years following the applicable regulatory approval. The NovaQuest Agreement does not contain any royalty payment requirements on commercialization of tapinarof. For each of the atopic dermatitis and psoriasis indications, DSG is required to make quarterly payments to NovaQuest totaling approximately $176.3 million per indication over a six-year period following regulatory approval of tapinarof for the applicable indication in the United States. In the event that DSG receives regulatory approval for one indication, and DSG terminates the development of the other indication for any reason other than a Technical Failure (as defined below), then DSG will be required to make the above-referenced quarterly payments to NovaQuest up to approximately $440.6 million over a 15-year period for the approved indication, which we refer to as 15-year Payments. A Technical Failure is deemed to occur for an indication if the development program for such indication is terminated due to (1) significant safety concerns, (2) material adverse developments or (3) the receipt by DSG of a complete response letter or a final non-approval letter from the FDA that is expected to result in significant delay in or cost to reach commercialization for the applicable indication. In addition, DSG is required to make up to approximately $141.0 million in payments to NovaQuest upon achievement of certain commercial milestones. In the event that DSG is required to start making 15-year Payments, then DSG has the right to offset such amounts by up to approximately $88.1 million of the commercial milestone payments, with such offset being applied to the quarterly payments in reverse chronological order (such that the final quarterly payments owed will be used first to offset the commercial milestone payments). In the event that tapinarof is revoked or withdrawn by the FDA, us, our affiliates, or any licensee for health or safety reasons, no further payments will be required following such revocation or withdrawal.

In addition, in the event of approval of either the atopic dermatitis or psoriasis indication in the European Union or Japan prior to receiving regulatory approval of tapinarof for the respective indication in the United States, then with respect to such indication, DSG will be required to make quarterly payments to NovaQuest up to (1) approximately $35.3 million (or approximately $70.5 million for both indications) over a six-year period, or the EU Payments, starting from the first anniversary of regulatory approval of tapinarof for the applicable indication in the European Union, and (2) approximately $26.4 million (representing approximately $52.9 million for both indications) over a six-year period, or the Japan Payments, starting from the first anniversary of regulatory approval of tapinarof for the applicable indication in Japan. These payment obligations will continue with respect to the applicable indication until the earliest of (a) regulatory approval of tapinarof in the United States for such indication, (b) termination of development of tapinarof and payment of a termination fee(s) described below or (c) revocation or withdrawal of tapinarof due to health or safety concerns. In the event any EU Payments or Japan Payments are made by DSG, DSG will have the right to offset any such payments against subsequent quarterly payments that may become due as described above, regardless of the indication, following regulatory approval of tapinarof in the United States.

If DSG terminates the continued development of tapinarof for both indications for any reason other than a Technical Failure, DSG will be required to pay NovaQuest the sum of: (1) $100.0 million plus 12% per annum from August 20, 2018 and (2) $17.5 million plus 12% per annum from October 11, 2018, in each case until termination of development, less any quarterly payments previously paid to NovaQuest as described above. In the event the development of tapinarof is terminated for a Technical Failure, DSG will be required to pay NovaQuest an amount equal to $47.0 million, less an amount equal to approximately $3.9 million for each quarter that has elapsed between August 20, 2018, the initial funding date under the NovaQuest Agreement, and the date we deliver final notice to NovaQuest of the termination of the development of tapinarof for both indications due to a Technical Failure.

All of the assets (including intellectual property rights) relating to tapinarof and related compounds that we purchased from GSK pursuant to the GSK Agreement are subject to a first-priority lien in favor of NovaQuest under security agreements entered into in connection with the NovaQuest Agreement. The NovaQuest Agreement includes customary affirmative and restrictive covenants (including limitations on asset sales and incurrence of additional secured indebtedness), representations and warranties and events of default.

[H] Roivant Commitment Letter:

Under the RSL Commitment Letter, RSL agreed, subject to customary conditions, to invest, or cause to be invested, in Dermavant an amount equal to £100.0 million (approximately $133 million), net of DSL’s cash and short-term liabilities, to ensure DSG’s ability to satisfy its contingent payment obligation to GSK upon approval of an NDA by the FDA for tapinarof. RSL may elect to invest, or cause to be invested, such amount in exchange for debt or equity securities of Dermavant (including new common shares of Dermavant at a 20% discount to market price). RSL’s obligations under the RSL Commitment Letter will terminate if, among other things, (1) RSL ceases to beneficially own at least 30% of the outstanding voting securities of Dermavant or (2) following this offering and for so long as our shares remain listed on Nasdaq or another stock exchange, RSL ceases to be our largest shareholder as a result of dilution or certain change in control events and GSK consents to such termination.

[I] Information Sharing Agreement:

On August 20, 2018, the Company entered into an information sharing and cooperation agreement (the “Cooperation Agreement”), with RSL. The Cooperation Agreement, among other things: (1) obligates the Company to deliver to RSL periodic financial statements and other information upon reasonable request and to comply with other specified financial reporting requirements; (2) requires the Company to supply certain material information to RSL to assist it in preparing any future SEC filings; and (3) requires the Company to implement and observe certain policies and procedures related to applicable laws and regulations. The Company agreed to indemnify RSL and its affiliates and their respective officers, employees and directors against all losses arising out of, due to or in connection with RSL’s status as a shareholder under the Cooperation Agreement and the operations of or services provided by RSL or its affiliates or their respective officers, employees or directors to the Company or any of its subsidiaries, subject to certain limitations set forth in the Cooperation Agreement. No amounts have been paid or received under this agreement; however, the Company believes this agreement is material to its business and operations.

Subject to specified exceptions, the Cooperation Agreement will terminate upon the earlier of (1) the mutual written consent of the parties or (2) the later of when RSL is no longer (a) required by U.S. GAAP to consolidate the Company’s results of operations and financial position, account for its investment in us under the equity method of accounting or, by any rule of the SEC, include the Company’s separate financial statements in any filings it may make with the SEC and (b) has the right to elect directors constituting a majority of the Company’s board of directors.

[J] Lease Agreement:

In June 2018, the Company entered into an amendment to its operating lease agreement for an additional 2,763 square feet of office space in Phoenix, Arizona. The lease agreement as amended expires in January 2026.

[K] Management Departure:

On September 4, 2018, the Company’s Executive Chair Jackie Fouse, Ph.D., terminated her employment and as a result, 2,996,349 stock options and 66,845 RSL RSUs were forfeited.

[L] Assignment and Sublicense Agreements:

In December 2018, DSG obtained all global rights, title, interest and obligations in and to DMVT-504 and DMVT-503 from RSG (except with respect to certain Asian territories described below), and assumed RSG’s applicable rights and obligations under the TheraVida License Agreement and AstraZeneca License Agreement, respectively, pursuant to assignment agreements with RSG, for an aggregate purchase price of approximately $4.0 million. Under the assignment agreements, DSG did not obtain (1) with respect to DMVT-504, any rights in South Korea and the Democratic People’s Republic of Korea, which rights were retained by TheraVida, or any rights in China and its territories, which rights were retained by RSG and previously transferred to Sinovant Sciences HK Limited, or Sinovant, which is an affiliate of RSL, and (2) with respect to DMVT-503, any rights in South Korea and China and its territories, which rights were retained by RSG and previously transferred to Sinovant. Concurrently, we entered into separate sublicense agreements with RSG in which we sublicensed back to RSG the foregoing rights for $0.5 million with respect to all indications other than dermatologic indications.

Each assignment and sublicense is subject to the terms of the applicable license agreement. Under the sublicense agreements for DMVT-504 and DMVT-503, RSG is obligated to make applicable royalty payments owed under each license agreement to us and allocate in good faith the applicable milestone payments between RSG and us, in either case to the extent such payment obligations arise from the development, regulatory approval or sales of DMVT-504 or DMVT-503 with respect to any indication other than dermatologic indications or, with respect to DMVT-504, overactive bladder (which rights were retained by TheraVida). Under the assignment agreements for DMVT-504 and DMVT-503, in the event that we cease development or funding of the DMVT-504 or DMVT-503 programs, as applicable, we are obligated to assign such rights, title and interest back to RSG at its election.

DERMAVANT SCIENCES LTD.

Condensed Consolidated Balance Sheets

	MARCH 31, 2018	DECEMBER 31, 2018
		(Unaudited)
Assets
Current assets:
Cash	$17,325,690	$6,159,128
Restricted cash	—	300,000
Prepaid expenses and other current assets	135,260	7,125,421
Income tax receivable	—	148,531

Total current assets	17,460,950	13,733,080
Property and equipment, net	28,255	1,408,680
Restricted cash, net of current portion	—	1,020,522
Other assets	—	531,830

Total assets	$17,489,205	$16,694,112

Liabilities and Shareholder’s Equity (Deficit)
Current liabilities:
Accounts payable	$1,803,988	$1,660,813
Accrued expenses	4,266,003	24,139,923
Due to Roivant Sciences Ltd.	2,396,443	966,007
Income tax payable	86,992	4,280

Total current liabilities	8,553,426	26,771,023
Long-term debt	—	104,729,000
Deferred rent	—	845,910

Total liabilities	8,553,426	132,345,933

Commitments and contingencies (Note 9)
Shareholder’s equity (deficit):
Common shares, par value $0.00001 per share, 1,000,000,000 shares authorized, 75,000,000 and 101,960,784 issued and outstanding at March 31, 2018 and December 31, 2018, respectively	750	1,020
Common shares subscribed	(750)	(750)
Shareholder receivable	(825,000)	(825,000)
Additional paid-in capital	79,397,126	197,047,601
Accumulated deficit	(70,020,751)	(312,398,711)
Accumulated other comprehensive income	384,404	524,019

Total shareholder’s equity (deficit)	8,935,779	(115,651,821)

Total liabilities and shareholder’s equity (deficit)	$17,489,205	$16,694,112

The accompanying notes are an integral part of these condensed consolidated financial statements.

DERMAVANT SCIENCES LTD.

Condensed Consolidated Statements of Operations

(Unaudited)

	NINE MONTHS ENDED DECEMBER 31,
	2017	2018
Operating expenses:
Research and development (includes $1,546,089 and $1,599,362 of share-based compensation expense, respectively)(1)	$24,191,591	$240,104,147
General and administrative (includes $414,569 and $874,018 of share-based compensation expense, respectively)(2)	2,437,284	15,664,210

Total operating expenses	26,628,875	255,768,357
Change in fair value of long-term debt	—	(12,771,000)
Other expense (income)	178,015	(731,162)

Loss before provision for income taxes	(26,806,890)	(242,266,195)
Income tax expense	212,461	111,765

Net loss	$(27,019,351)	$(242,377,960)

Net loss per common share — basic and diluted	$(0.36)	$(3.11)

Weighted average common shares outstanding — basic and diluted	75,000,000	77,843,137

(1)	Includes $10,224,978 and $3,201,203 of costs allocated from Roivant Sciences Ltd. (“RSL”) during the nine months ended December 31, 2017 and 2018, respectively.
(2)	Includes $796,829 and $1,296,107 of costs allocated from RSL during the nine months ended December 31, 2017 and 2018, respectively.

The accompanying notes are an integral part of these condensed consolidated financial statements.

DERMAVANT SCIENCES LTD.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

	NINE MONTHS ENDED DECEMBER 31,
	2017	2018
Net loss	$(27,019,351)	$(242,377,960)
Other comprehensive income (loss):
Foreign currency translation adjustment	245,973	139,615

Total other comprehensive income (loss)	245,973	139,615

Comprehensive loss	$(26,773,378)	$(242,238,345)

The accompanying notes are an integral part of these condensed consolidated financial statements.

DERMAVANT SCIENCES LTD.

Condensed Consolidated Statements of Shareholder’s Equity (Deficit)

(Unaudited)

	COMMON SHARES		COMMON SHARES SUBSCRIBED	SHAREHOLDER RECEIVABLE	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL SHAREHOLDER’S EQUITY (DEFICIT)
	SHARES	AMOUNT
Balance at March 31, 2018	75,000,000	$750	$(750)	$(825,000)	$79,397,126	$(70,020,751)	$384,404	$8,935,779
Capital contributions	—	—	—	—	32,500,000	—	—	32,500,000
Capital contribution—share-based compensation	—	—	—	—	594,296	—	—	594,296
Capital contribution—services agreement	—	—	—	—	177,365	—	—	177,365
Issuance of common shares in exchange for promissory note to RSL	26,960,784	270	—	—	84,656,630	—	—	84,656,900
Loss on extinguishment of promisory note to RSL	—	—	—	—	(2,156,900)	—	—	(2,156,900)
Share-based compensation expense	—	—	—	—	1,879,084	—	—	1,879,084
Foreign currency translation adjustment	—	—	—	—	—	—	139,615	139,615
Net loss	—	—	—	—	—	(242,377,960)	—	(242,377,960)

Balance at December 31, 2018	101,960,784	$1,020	$(750)	$(825,000)	$197,047,601	$(312,398,711)	$524,019	$(115,651,821)

The accompanying notes are an integral part of these condensed consolidated financial statements.

DERMAVANT SCIENCES LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	NINE MONTHS ENDED DECEMBER 31,
	2017	2018
Cash flows used in operating activities:
Net loss	$(27,019,351)	$(242,377,960)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	19,236
Change in fair value of long-term debt	—	(12,771,000)
Share-based compensation expense	1,960,660	2,473,380
Foreign currency translation adjustment	245,973	139,615
Capital contribution—services agreement	—	177,365
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(55,487)	(6,990,161)
Income tax receivable	—	(148,531)
Other assets	—	10,235
Accounts payable	3,593,507	(143,175)
Accrued expenses	2,289,832	19,587,165
Due to Roivant Sciences Ltd.	(2,877,914)	(1,430,436)
Income tax payable	57,971	(82,712)
Deferred rent	—	845,910

Net cash used in operating activities	(21,804,809)	(240,691,069)

Cash flows used in investing activities:
Purchases of property and equipment	—	(1,399,661)

Cash flows provided by financing activities:
Proceeds from capital contributions from RSL	30,500,000	32,500,000
Proceeds from promissory notes to RSL	—	200,000,000
Repayments of promissory notes to RSL	—	(117,500,000)
Proceeds from long-term debt to Novaquest	—	117,500,000
Initial public offering costs paid	—	(255,310)

Net cash provided by financing activities	30,500,000	232,244,690

Net change in cash	8,695,191	(9,846,040)
Cash and restricted cash—beginning of period	5,158,960	17,325,690

Cash and restricted cash—end of period	$13,854,151	$7,479,650

Supplemental disclosure of cash paid:
Income taxes	$170,000	$343,000

Non-cash investing and financing activities:
Unpaid initial public offering costs included in accrued expenses	$—	$286,755
Shareholder receivable for the sale of intellectual property rights in China recorded as a deemed capital contribution (see Note 6[B])	825,000	—
Exchange of promissory note to RSL for common shares	—	84,656,900
Loss on extinguishment of promissory note to RSL	—	(2,156,900)

The accompanying notes are an integral part of these condensed consolidated financial statements.

DERMAVANT SCIENCES LTD.

Notes to condensed consolidated financial statements

(Unaudited)

Note 1—Description of Business and Liquidity

[A] Description of Business:

Dermavant Sciences Ltd. and its subsidiaries (collectively, the “Company”) is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics in medical dermatology. The Company is developing a pipeline of therapies in medical dermatology and is currently advancing development programs for five drug candidates.

The Company is an exempted limited company incorporated under the laws of Bermuda in September 2015 under the name Roivant Dermatology Ltd. The Company changed its name to Dermavant Sciences Ltd. (“DSL”) in June 2016. DSL became a U.K. tax resident as of April 7, 2017. The Company has three wholly owned subsidiaries. Roivant Dermatology, Inc. was incorporated in Delaware in March 2016 and subsequently changed its name to Dermavant Sciences, Inc. (“DSI”). Dermavant Holdings Limited (“DHL”), a private limited company incorporated under the laws of England and Wales, and Dermavant Sciences GmbH (“DSG”), a company with limited liability formed under the laws of Switzerland, were each organized in August 2016. DSG holds the Company’s intellectual property rights.

In August 2018, DSG acquired exclusive, worldwide rights (excluding the People’s Republic of China) to tapinarof from GlaxoSmithKline Intellectual Property Development Ltd. and Glaxo Group Limited GSK and Glaxo Group Limited (collectively “GSK”). The Company is developing its lead product candidate, tapinarof, for the treatment of psoriasis and atopic dermatitis. The Company is also developing cerdulatinib for the treatment of atopic dermatitis and vitiligo and DMVT-504 for the treatment of primary focal hyperhidrosis. Additionally, the Company has two early stage investigational development programs being DMVT-503 for the treatment of acne vulgaris and DMVT-501 for the treatment of atopic dermatitis.

Since its inception, the Company has devoted substantially all of its efforts to organizing and staffing the Company, acquiring product candidates, and preparing for and advancing them into clinical development. The Company has determined that it has one operating and reporting segment as it allocates resources and assesses financial performance on a consolidated basis.

[B] Liquidity:

The Company has not been capitalized with sufficient funding to conduct its operations. To date, the Company’s operations have been funded by Roivant Sciences Ltd., inclusive of its wholly owned subsidiaries (“RSL”), which will be reimbursed by the Company upon receipt of additional external funding pursuant to services agreements with Roivant Sciences, Inc. (“RSI”) and Roivant Sciences GmbH (“RSG”), and an external financing with NovaQuest Co-Investment Fund VIII, L.P. (“NovaQuest”), which was completed in August and October 2018. The Company has not generated any revenues and does not anticipate generating any revenues unless and until it successfully completes development and obtains regulatory approval for a product.

Since the Company has limited cash on hand to complete its clinical development and no credit facilities, the Company is dependent upon RSL to provide services and funding to support the operations of the Company until, at least, such time as further external funding is obtained.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. The Company anticipates incurring additional losses until such time, if ever, it can obtain marketing approval to sell, and then generate significant sales from a product. Substantial additional financing will be needed by the Company to fund its operations and to develop and commercialize a product. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company will seek to obtain additional capital through equity financings, the sale of debt or other arrangements; however, there can be no assurance that the Company will be able to raise additional capital when needed or under acceptable terms, if at all. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to shareholders. If the Company is unable to obtain such additional financing, operations would need to be scaled back or discontinued. The Company is currently exploring external financing alternatives which will be needed by the Company to fund its operations.

The Company’s future operations are highly dependent on a combination of factors, including (1) the timely and successful completion of additional financing discussed above; (2) the success of its research and development programs; (3) the development of competitive therapies by other biotechnology and pharmaceutical companies, (4) the Company’s ability to manage growth of the organization; (5) the Company’s ability to protect its technology and products; and, ultimately (6) regulatory approval and market acceptance of a product.

Note 2—Summary of Significant Accounting Policies

[A] Basis of Presentation:

The Company’s fiscal year ends on March 31. The accompanying interim condensed consolidated balance sheet as of December 31, 2018, the condensed consolidated statements of operations, comprehensive loss and cash flows for the nine months ended December 31, 2017 and 2018 and the condensed consolidated statement of shareholder’s equity (deficit) for the nine months ended December 31, 2018 are unaudited. The accompanying interim condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information and follow the requirements of the Securities and Exchange Commission (“SEC”) for interim reporting. Accordingly, they do not include all of the information and disclosures required by U.S. GAAP for complete financial statements as certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended March 31, 2018 included elsewhere in this prospectus.

The consolidated balance sheet at March 31, 2018 has been derived from the audited consolidated financial statements at that date. In the opinion of management, the interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of our consolidated financial position at December 31, 2018 and the consolidated results of operations and cash flows for the nine months ended December 31, 2017 and 2018. The results for the nine months ended December 31, 2018 are not necessarily indicative of the results to be expected for the year ending March 31, 2019 or for any future period.

Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”). The consolidated financial statements include the accounts of DSL and its wholly-owned subsidiaries DHL, DSG, and DSI. DSL has no unconsolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

In April 2012, the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) was enacted. Section 107(b) of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has irrevocably elected not to avail itself of this extended transition period, and, as a result, the Company will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

[B] Use of Estimates:

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. The Company regularly evaluates estimates and assumptions related to assets, liabilities, costs, and expenses allocated to the Company under its services agreements with RSI and RSG, as well as share-based compensation, research and development costs, income taxes, and long-term debt. The Company bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

[C] Financial Instruments:

The Company applies a fair value framework in order to measure and disclose its financial assets and liabilities. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

∎	Level 1—Quoted prices in active markets for identical assets or liabilities.

∎

Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Fair values are determined by utilizing quoted prices for similar assets and liabilities in active markets or other market observable inputs such as interest rates and yield curves.

∎	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company’s financial instruments consist of cash, restricted cash, accounts payable, accrued expenses and amounts due to and from RSL, RSI and RSG, and the long-term debt. These financial instruments are stated at their respective historical carrying amounts, which approximates fair value due to their short-term nature, with the exception of long-term debt which is recorded at fair value each reporting period (see Note 5).

[D] Restricted cash:

Restricted cash consists of non-interest-bearing deposit accounts. Restricted cash classified as a current asset consists of a deposit account relating to the Company’s corporate credit card agreement. Restricted cash classified as a long-term asset consists of a deposit account related to an irrevocable standby letter of credit connected to the Company’s lease agreement for office space in Phoenix, Arizona.

The following table provides a reconciliation of the amount of cash reported on the condensed consolidated balance sheets to the total of cash and restricted cash shown on the condensed consolidated statements of cash flows:

	MARCH 31, 2018	DECEMBER 31, 2018
Cash	$17,325,690	$6,159,128
Restricted Cash	—	1,320,522

Cash and restricted cash	$17,325,690	$7,479,650

[E] Deferred Initial Public Offering Costs:

Deferred offering costs, which consisted of direct costs related to the Company’s initial public offering of its common shares, are being capitalized in other assets until the consummation of the initial public offering. These offering costs will be reclassified to additional paid-in capital upon the closing of the Company’s initial public offering.

[F] Net Loss Per Common Share:

Basic net loss per common share is computed by dividing net loss applicable to common shareholder by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing the net loss applicable to common shareholder by the diluted weighted-average number of common shares outstanding during the period calculated in accordance with the treasury stock method. For the nine months ended December 31, 2017 and 2018, 6,842,132 and 12,947,516 options, respectively, to purchase common shares were not included in the calculation of diluted weighted-average number of common shares outstanding because they were anti-dilutive given the net loss of the Company.

[G] Recently Issued Accounting Pronouncements:

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU No. 2016-01”) which requires entities with financial liabilities measured using the fair value option in ASC 825 to recognize the changes in fair value of liabilities caused by a change in instrument-specific credit risk (own credit risk) in other comprehensive income. The ASU is effective for public business entities in fiscal years beginning after December 15, 2017. Entities can early adopt certain provisions of the new standard, including the provision related to financial liabilities measured under the fair value option. The Company adopted ASU 2016-01 as of April 1, 2018. For any financial liabilities measured using the fair value option, the change in fair value caused by a change in the Company’s own credit risk (e.g. change in the discount rate) is recorded in other comprehensive income (loss) on the consolidated statements of comprehensive loss. Other changes in fair value (e.g. change in the forecasted milestone payments due to probability and/or timing) are recorded in current net income (loss) within change in fair value of long-term debt on the consolidated statements of operations.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU No. 2016-02”), which is a comprehensive new lease standard that amends various aspects of existing accounting guidance for leases. The core principle of ASU No. 2016-02 will require lessees to present the assets and liabilities that arise from leases on their consolidated balance sheets. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the new standard and its impact on the Company’s consolidated financial position, results of operations and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows—Restricted Cash (Topic 230), (“ASU No. 2016-18”) which requires that restricted cash be added to cash and cash equivalents when reconciling the beginning and ending amounts on the condensed consolidated statements of cash flows. The guidance also requires entities that report cash and cash equivalents and restricted cash separately on the condensed consolidated balance sheets to reconcile those amounts to the condensed consolidated statements of cash flows. ASU No. 2016-18 is effective for interim and annual reporting periods beginning after December 15, 2017 and early adoption is permitted. Entities must apply the guidance retrospectively to each period presented. As a result, the Company added restricted cash to the ending amounts on the condensed consolidated statement of cash flows for the nine months ended December 31, 2018.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU No. 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU No. 2017-01 is effective for annual reporting periods beginning after December 15, 2017, and interim periods within those years, with early adoption permitted. The guidance prescribed by ASU 2017-01 will be applied prospectively to relevant transactions on or after the adoption date of April 1, 2018 and did not have a material impact on the acquisitions accounted for as asset purchases during the nine months ended December 31, 2018.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU No. 2018-02”). ASU No. 2018-02 allows companies to reclassify stranded tax effects resulting from the Tax Cuts and Jobs Act, from accumulated other comprehensive (loss) income to retained earnings. ASU No. 2018-02 is effective for interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The adoption of ASU

2018-02 on April 1, 2018 did not have a material impact on the Company’s consolidated financial position, results of operations and related disclosures.

In March 2018, the FASB issued ASU No. 2018-05, “Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118,” (“ASU No. 2018-05”). ASU No. 2018-05 amends certain SEC material in Topic 740 for the income tax accounting implications of the Tax Cuts and Jobs Act to provide guidance for companies that would allow for a measurement period of up to one year after the enactment date of the Tax Cuts and Jobs Act, and was effective immediately. The Tax Cuts and Jobs Act did not have a material impact on the Company’s consolidated financial statements since its deferred temporary differences are fully offset by a valuation allowance and the Company does not have any offshore earnings from which to record the mandatory transition tax. The Company finalized its accounting related to the impacts of the Tax Cuts and Jobs Act and recorded immaterial measurement period adjustments in the period ended December 31, 2018.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” or ASU No. 2018-07. ASU No. 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. ASU No. 2018-07 is effective for interim and annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Company is currently evaluating the new standard and its impact on the Company’s consolidated financial position, results of operations and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement,” or ASU No. 2018-13. ASU No. 2018-13 removes, modifies, and adds certain recurring and nonrecurring fair value measurement disclosures, including removing disclosures around the amount(s) of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation process for Level 3 fair value measurements, among other things. ASU No. 2018-13 adds disclosure requirements around changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and a narrative description of measurement uncertainty. The amendments in ASU No. 2018-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty are to be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption, with all other amendments applied retrospectively to all periods presented. Early adoption is permitted. The Company is currently evaluating the new standard and its impact on our consolidated financial statements and related disclosures.

Note 3—Asset Acquisition and License Agreements

[A] Asset Purchase Agreement with GSK

In August 2018, the Company acquired the worldwide rights to tapinarof (other than with respect to certain rights in China), also known as DMVT-505, from GSK pursuant to an asset purchase agreement (the “GSK Agreement”), in exchange for the following consideration:

∎	Upfront payment of £150.0 million (approximately $191 million);

∎	A contingent payment of £100.0 million (approximately $133 million) upon approval;

∎	Up to an aggregate of CAD$80.0 million (approximately $61 million) upon the achievement of certain development milestones; and

∎	Up to an aggregate of CAD$100.0 million (approximately $76 million) upon the achievement of certain commercial milestones.

For the consideration above, the Company also received a small quantity of inventory of tapinarof and certain research and development historical records. The Company did not hire, or receive, any GSK employees working on tapinarof, or any research, clinical or manufacturing equipment. The Company will need to develop independently all clinical processes and procedures for its clinical trials through the use of internal and external resources once appropriate and acceptable resources have been identified and obtained. In connection with the GSK Agreement, the Company and GSK have entered into a clinical supply agreement for tapinarof pursuant to which the Company will obtain supply of tapinarof for clinical trials on a cost-plus basis.

The purchase was funded in part by a $100.0 million borrowing from NovaQuest and a Promissory Note for $100.0 million issued to RSL (see note 6[D]).

The Company evaluated the asset purchase agreement with GSK for tapinarof and determined that the acquired asset did not meet the definition of a business and thus the transaction was not considered a business combination. The Company then evaluated whether the acquired asset had an alternative future use and concluded it did not. As a result, the Company recorded the initial payment under the asset purchase agreement of approximately $191.0 million as research and development expense during the nine months ended December 31, 2018. There were no amounts due to GSK as of December 31, 2018.

As required under the GSK Agreement, the Company, through DSG, entered into a letter agreement with GSK on November 5, 2018 (the “GSK Letter Agreement”). Under the terms of the GSK Letter Agreement, GSK has agreed, among other things, to make certain planned capital improvements, including design work, the purchase and modification of additional equipment items, and the reconfiguration of the existing production modules at GSK’s manufacturing site in Cork, Ireland, (the “Planned Capital Improvements”). In exchange for the Planned Capital Improvements, DSG has agreed to reimburse GSK an anticipated aggregate capital expenditure amount, which is not expected to exceed approximately €11.4 million (approximately $13.3 million). DSG is not to reimburse GSK for any actual amounts incurred in excess of 110% of the anticipated aggregate capital expenditure amount. The GSK Letter Agreement is not scheduled to terminate until the later of (i) the completion of the Planned Capital Improvements and (ii) reimbursement by us of GSK’s actual capital expenditures related to such Planned Capital Improvements.

[B] Assignment and Sublicense Agreements:

In December 2018, DSG obtained all global rights, title, interest and obligations in and to DMVT-504 and DMVT-503 from RSG (except with respect to certain Asian territories described below), and assumed RSG’s applicable rights and obligations under the TheraVida License Agreement and AstraZeneca License Agreement, respectively, pursuant to assignment agreements with RSG, for an aggregate purchase price of approximately $4.0 million. The purchase price of $4.0 million was determined based on the historical costs paid by RSG on behalf of the Company and are reflected in research and development expenses in the consolidated financial statements for the year ended March 31, 2018. Under the assignment agreements, DSG did not obtain (1) with respect to DMVT-504, any rights in South Korea and the Democratic People’s Republic of Korea, which rights were retained by TheraVida, or any rights in China and its territories, which rights were retained by RSG and previously transferred to Sinovant, and (2) with respect to DMVT-503, any rights in South Korea and China and its territories, which rights were retained by RSG and previously transferred to Sinovant. Concurrently, we entered into separate sublicense agreements with RSG in which we sublicensed back to RSG the foregoing rights for $0.5 million with respect to all indications other than dermatologic indications.

Each assignment and sublicense is subject to the terms of the applicable license agreement. Under the sublicense agreements for DMVT-504 and DMVT-503, RSG is obligated to make applicable royalty payments owed under each license agreement to us and allocate in good faith the applicable milestone payments between RSG and us, in either case to the extent such payment obligations arise from the development, regulatory approval or sales of DMVT-504 or DMVT-503 with respect to any indication other than dermatologic indications or, with respect to DMVT-504, overactive bladder (which rights were retained by TheraVida). Under the assignment agreements for DMVT-504 and DMVT-503, in the event that we cease development or funding of the DMVT-504 or DMVT-503 programs, as applicable, we are obligated to assign such rights, title and interest back to RSG at its election.

Note 4—Balance Sheet Components

[A] Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	MARCH 31, 2018	DECEMBER 31, 2018
Prepaid expenses	$52,161	$5,002,733
Receivables for valued added tax (VAT) paid	1,707	1,514,310
Tenant improvement allowance receivable	—	547,361
Other	81,392	61,017

Total prepaid expenses and other current assets	$135,260	$7,125,421

[B] Property and Equipment, net

Property and equipment, net consists of the following:

	MARCH 31, 2018	DECEMBER 31, 2018
Leasehold improvements	$5,852	$959,813
Furniture and fixtures	—	209,987
Equipment	—	194,182
Computers	32,789	132,123

Total property and equipment, gross	38,641	1,496,105

Less: accumulated depreciation	(10,386)	(87,425)

Total property and equipment, net	$28,255	$1,408,680

[C] Accrued Expenses

Accrued expenses consist of the following:

	MARCH 31, 2018	DECEMBER 31, 2018
Research and development expenses	$3,178,619	$20,771,539
General and administrative expenses	139,166	891,470
Bonuses and other compensation expenses	583,163	1,741,120
Professional services expenses	320,828	665,583
Other expenses	44,227	70,211

Total accrued expenses	$4,266,003	$24,139,923

Note 5—Long-Term Debt

In August 2018, in connection with our acquisition of tapinarof from GSK pursuant to the GSK Agreement, DSG and NovaQuest entered into a funding agreement, as amended in October 2018, or the NovaQuest Agreement. Pursuant to the NovaQuest Agreement, DSG received $100.0 million and $17.5 million in funding from NovaQuest in August 2018 and October 2018, respectively, all of which was used to repay amounts owed to RSL for funding the purchase price for tapinarof under the GSK Agreement.

In exchange for the $117.5 million in total funding from NovaQuest, DSG agreed to make fixed payments to NovaQuest under the NovaQuest Agreement upon regulatory approval of tapinarof. Such payments are generally payable quarterly over periods from six to 15 years following the applicable regulatory approval. The NovaQuest Agreement does not contain any royalty payment requirements on commercialization of tapinarof, For each of the atopic dermatitis and psoriasis indications, DSG is required to make quarterly payments to NovaQuest totaling approximately $176.3 million per indication over a six-year period following regulatory approval of tapinarof for the applicable indication in the United States. In the event that DSG receives regulatory approval for one indication, and DSG terminates the development of the other indication for any reason other than a Technical Failure (as defined below), then DSG will be required to make the above-referenced quarterly payments to NovaQuest up to approximately $440.6 million over a 15-year period for the approved indication, which are referred to as 15-year Payments. A Technical Failure is deemed to occur for an indication if the development program for such indication is terminated due to (1) significant safety concerns, (2) material adverse developments or (3) the receipt by DSG of a complete response letter or a final non-approval letter from the FDA that is expected to result in significant delay in or cost to reach commercialization for the applicable indication. In addition, DSG is required to make up to approximately $141.0 million in payments to NovaQuest upon achievement of certain commercial milestones. In the event that DSG is required to start making 15-year Payments, then DSG has the right to offset such amounts by up to approximately $88.1 million of the commercial milestone payments, with such offset being applied to the quarterly payments in reverse chronological order (such that the final quarterly payments owed will be used first to offset the commercial milestone payments). In the event that tapinarof is revoked or withdrawn by the FDA, us, our affiliates, or any licensee for health or safety reasons, no further payments will be required following such revocation or withdrawal.

In addition, in the event of approval of either the atopic dermatitis or psoriasis indication in the European Union or Japan prior to receiving regulatory approval of tapinarof for the respective indication in the United States, then with respect to such indication, DSG will be required to make quarterly payments to NovaQuest up to (1) approximately $35.3 million (or approximately $70.5 million for both indications) over a six-year period, or the EU Payments, starting from the first anniversary of regulatory approval of tapinarof for the applicable indication in the European Union, and (2) approximately $26.4 million (representing approximately $52.9 million for both indications) over a six-year period, or the Japan Payments, starting from the first anniversary of regulatory approval of tapinarof for the applicable indication in Japan. These payment obligations will continue with respect to the applicable indication until the earliest of (a) regulatory approval of tapinarof in the United States for such indication, (b) termination of development of tapinarof and payment of a termination fee(s) described below or (c) revocation or withdrawal of tapinarof due to health or safety concerns. In the event any EU Payments or Japan Payments are made by DSG, DSG will have the right to offset any such payments against subsequent quarterly payments that may become due as described above, regardless of the indication, following regulatory approval of tapinarof in the United States.

If DSG terminates the continued development of tapinarof for both indications for any reason other than a Technical Failure, DSG will be required to pay NovaQuest the sum of: (1) $100.0 million plus 12% per annum from August 20, 2018 and (2) $17.5 million plus 12% per annum from October 11, 2018, in each case until termination of development, less any quarterly payments previously paid to NovaQuest as described above. In the event the development of tapinarof is terminated for a Technical Failure, DSG will be required to pay NovaQuest an amount equal to $47.0 million, less an amount equal to approximately $3.9 million for each quarter that has elapsed between August 20, 2018, the initial funding date under the NovaQuest Agreement, and the date DSG delivers final notice to NovaQuest of the termination of the development of tapinarof for both indications due to a Technical Failure.

All of the assets (including intellectual property rights) relating to tapinarof and related compounds that DSG purchased from GSK pursuant to the GSK Agreement are subject to a first-priority lien in favor of NovaQuest under security agreements entered into in connection with the NovaQuest Agreement. The NovaQuest Agreement includes customary affirmative and restrictive covenants (including limitations on asset sales and incurrence of additional secured indebtedness), representations and warranties and events of default.

At issuance, the Company concluded that certain features of the long-term debt would be considered derivatives that would require bifurcation. In lieu of bifurcating various features in the agreement, the Company has elected the fair value option for this financial instrument and will record the changes in the fair value in other expense (income) in the statements of operations at the end of each reporting period.

As of December 31, 2018, the long-term debt of $104.7 million represents the estimated fair value of amounts payable to NovaQuest using a Monte Carlo simulation model under the income approach determined by using probability assessments of the expected future payments through 2030 and applying discount rates ranging from 8% to 13%. The future payments are based on significant inputs that are not observable in the market which are subject to remeasurement at each reporting date. The long-term debt is classified within Level 3 of the fair value hierarchy. A gain of $12,771,000 for the change in estimate fair value has been recorded in the statements of operations for nine months ended December 31, 2018 due to changes in the timing of the amounts payable to NovaQuest.

The following table presents the Company’s liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2018. The Company had no assets and liabilities that were measured at fair value on a recurring basis as of March 31, 2018.

	AS OF DECEMBER 31, 2018	FAIR VALUE HIERARCHY AT DECEMBER 31, 2018
	TOTAL CARRYING AND ESTIMATED FAIR VALUE	QUOTED PRICES IN ACTIVE MARKETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Liabilities:
Long-term debt to NovaQuest	$104,729,000	$—	$—	$104,729,000

Total	$104,729,000	$—	$—	$104,729,000

The following table sets forth a summary of changes in the estimated fair value of the Company’s Level 3 liabilities for the period from April 1, 2018 through December 31, 2018:

FAIR VALUE MEASUREMENTS OF LIABILITIES USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Balance at April 1, 2018	$—
Issuances	117,500,000
Change in fair value of long-term debt	(12,771,000)
Payments or settlements	—

Balance at December 31, 2018	$104,729,000

Note 6—Related Party Transactions

[A] Services Agreements:

In October 2016, the Company entered into a formal services agreement with RSI, a wholly owned subsidiary of RSL, which was amended and restated in August 2018, under which RSI agreed to provide certain administrative and research and development services to the Company during the formative period of the Company. Under this services agreement, the Company will pay or reimburse RSI for any expenses it, or third parties acting on its behalf, incurs for the Company. For any general and administrative and research and development activities performed by RSI employees, RSI will charge back the employee compensation expense plus a pre-determined markup. RSI also provided such services prior to the formalization of this services agreement, and such costs have been recognized by the Company in the period in which the services were rendered. Employee compensation expense, inclusive of base salary and fringe benefits, is determined based upon the relative percentage of time utilized on Company matters. All other costs will be billed back at cost. The consolidated financial statements also include third-party expenses that have been paid by RSI and RSL since the inception of the Company.

During the nine months ended December 31, 2017 and 2018, RSL and RSI provided certain administrative and research and development services on behalf of the Company. Total compensation expense, inclusive of base salary and fringe benefits, is proportionately allocated to the Company based upon the relative percentage of time utilized on the Company’s matters. The term of the RSI services agreement will continue until terminated upon 90 days’ written notice by RSI or by either DSL or DSG with respect to the services either such party receives thereunder.

DSG entered into a separate services agreement with RSG in October 2016, which was amended and restated in August 2018, a wholly owned subsidiary of RSL for the provision of services by RSG to DSG related to certain development, administrative and financial activities. Under the terms of the services agreement, the Company is obligated to pay or reimburse RSG for the costs they, or third parties acting on their behalf, incur in providing services to DSG, including administrative and support services, as well as research and development services. In addition, the Company is obligated to pay to RSG a pre-determined mark-up on the costs incurred directly by RSG in connection with any general and administrative and research and development services. The term of the RSG services agreement will continue until terminated by RSG or DSG upon 90 days’ written notice.

Under the RSI and RSG services agreements, for the nine months ended December 31, 2017 and 2018, the Company incurred expenses of $9,562,852 and $3,903,014, respectively, inclusive of the mark-up. Based upon the service performed under the services agreements, amounts included in research and development expenses totaled $8,892,235 and $2,693,635, and amounts included in general and administrative expenses totaled $670,616 and $1,209,379 during the nine months ended December 31, 2017 and 2018, respectively.

[B] Intellectual Property Purchase Agreement:

In June 2017, DSG and RSG entered into an intellectual property purchase agreement, pursuant to which DSG assigned to RSG certain rights, titles, claims and interests in and to intellectual property rights for DMVT-501, DMVT-502, and DMVT-201, as they relate to certain of DSG’s rights and obligations in Asian territories and for certain indications. The consideration for the assignment of the rights to RSG was $811,000 for DMVT-501, $348,000 for DMVT-502, and $166,000 for DMVT-201 plus applicable Swiss VAT and was determined based on an independent third-party valuation. Since the initial in-license for these assets was expensed during the related fiscal year, the carrying value of the intellectual property rights transferred to RSG was $0. Since the assignment of such intellectual property rights from DSG to RSG was between entities under common control with no carrying value, the Company accounted for the consideration of aggregate $1,325,000 as a deemed capital contribution from its parent, RSL. During the year ended March 31, 2018, the Company received payment of $500,000 under such agreement and the remaining consideration due of $825,000 was classified within equity as a shareholder receivable in the accompanying consolidated balance sheets as of March 31, 2018 and December 31, 2018.

[C] Information Sharing Agreement:

On August 20, 2018, the Company entered into an information sharing and cooperation agreement (the “Cooperation Agreement”) with RSL. The Cooperation Agreement, among other things: (1) obligates the Company to deliver to RSL periodic financial statements and other information upon reasonable request and to comply with other specified financial reporting requirements; (2) requires the Company to supply certain material information to RSL to assist it in preparing any future SEC filings; and (3) requires the Company to implement and observe certain policies and procedures related to applicable laws and regulations. The Company agreed to indemnify RSL and its affiliates and their respective officers, employees and directors against all losses arising out of, due to or in connection with RSL’s status as a shareholder under the Cooperation Agreement and the operations of or services provided by RSL or its affiliates or their respective officers, employees or directors to the Company or any of its subsidiaries, subject to certain limitations set forth in the Cooperation Agreement. No amounts have been paid or received under this agreement; however, the Company believes this agreement is material to its business and operations.

Subject to specified exceptions, the Cooperation Agreement will terminate upon the earlier of (1) the mutual written consent of the parties or (2) the later of when RSL is no longer (a) required by U.S. GAAP to consolidate the Company’s results of operations and financial position, account for its investment in us under the equity method of accounting or, by any rule of the SEC, include the Company’s separate financial statements in any filings it may make with the SEC and (b) has the right to elect directors constituting a majority of the Company’s board of directors.

[D] Promissory Notes:

In August 2018, in connection with the Company’s acquisition of tapinarof from GSK, DSG issued two promissory notes to RSL for $100.0 million each, one with a 90-day term (the “90-day Promissory Note”) and the other with a 180-day term (the “180-day Promissory Note”). The promissory notes did not have a stated interest rate and are payable on demand upon expiration of the terms. The 90-day Promissory Note for $100.0 million was repaid in August 2018 and in October 2018, DSG repaid $17.5 million of the 180-day Promissory Note pursuant to the cash received under the NovaQuest Agreement. On December 3, 2018, the outstanding balance of $82,500,000 on the 180-day Promissory Note was exchanged into 26,960,784 common shares of the Company. The common shares had a fair value of $84,656,900 at issuance and therefore, the difference of $2,156,900 was recorded as a loss on extinguishment within additional paid-in capital as RSL is a related party and owns 100% of the Company’s common shares.

Note 7—Shareholder’s Equity (Deficit)

[A] Transactions:

For the nine months ended December 31, 2018, RSL made cash capital contributions of $32,500,000 and non-cash services agreement capital contributions of $177,365 to the Company. No additional common shares of the Company were issued in connection with these capital contributions as RSL owned 100% of the shares issued and outstanding.

[B] Roivant Commitment Letter:

Under the RSL Commitment Letter, RSL agreed, subject to customary conditions, to invest, or cause to be invested, in Dermavant an amount equal to £100.0 million (approximately $133 million), net of DSL’s cash and short-term liabilities, to ensure DSG’s ability to satisfy its contingent payment obligation to GSK upon approval of an NDA by the FDA for tapinarof. RSL may elect to invest, or cause to be invested, such amount in exchange for debt or equity securities of DSL (including new common shares of DSL at a 20% discount to market price). RSL’s obligations under the RSL Commitment Letter will terminate if, among other things, (1) RSL ceases to beneficially own at least 30% of the outstanding voting securities of Dermavant or (2) following this offering and for so long as our shares remain listed on Nasdaq or another stock exchange, RSL ceases to be our largest shareholder as a result of dilution or certain change in control events and GSK consents to such termination.

Note 8—Share-Based Compensation

[A] Dermavant 2016 Equity Incentive Plan:

The Company’s 2016 Equity Incentive Plan (the “2016 Plan”) has a total of 17,993,079 common shares reserved for issuance pursuant to stock and stock-based awards as of December 2018.

The Company estimated the fair value of each option on the date of grant using the Black-Scholes option pricing model applying the weighted average assumptions in the following table:

	NINE MONTHS ENDED DECEMBER 31
	2017	2018
Risk-free interest rate	2.09%	2.78%
Expected term, in years	6.25	6.25
Expected volatility	69.9%	66.6%
Expected dividend yield	—%	—%

The following table presents a summary of option activity and data under the Company’s 2016 Plan through December 31, 2018:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE GRANT DATE FAIR VALUE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	AGGREGATE INTRINSIC VALUE
Options outstanding at March 31, 2018	6,884,632	$0.65	$0.46	9.26	$—

Granted	9,747,983	$2.20	$1.38
Forfeited	(3,685,099)	$0.90	$0.58

Options outstanding at December 31, 2018	12,947,516	$1.75	$1.10	9.41	$—

At December 31, 2018, there were 1,968,241 vested options with a weighted average grant date fair value of $0.41.

[B] Stock Options Granted to Employees and Non-Employees:

During the nine months ended December 31, 2018, the Company granted options to purchase 9,747,983 common shares to certain employees of the Company with a weighted-average exercise price of $2.20 under the 2016 Plan. During the nine months ended December 31, 2018, the Company did not grant any options to purchase common shares to consultants.

For the nine months ended December 31, 2017 and 2018, the Company recorded share-based compensation expense related to stock options issued to employees and consultants under the 2016 Plan of $347,248 and $813,155, respectively. This share-based compensation expense is included in general and administrative expenses and research and development expenses in the accompanying consolidated statement of operations. The amount included in research and development expense totaled $64,594 and $192,006, and the amount included in general and administrative expense totaled $282,654 and $621,149 during the nine months ended December 31, 2017 and 2018, respectively.

At December 31, 2018, total unrecognized compensation expense related to non-vested options for employees and consultants was $12,831,242 and is expected to be recognized over the remaining weighted-average service period of 3.8 years.

[C] Share-Based Compensation Allocated to the Company by RSL:

Share-based compensation expense is allocated to the Company by RSL based upon the relative percentage of time utilized by RSL, RSI and RSG employees on Company matters.

In relation to the RSL common share awards and options issued by RSL to RSL, RSI and RSG employees, the Company recorded share-based compensation expense of $1,458,955 and $594,295 for the nine months ended December 31, 2017 and 2018, respectively.

The RSL common share awards and RSL options are valued at fair value on the date of grant and that fair value is recognized over the requisite service period. Significant judgment and estimates were used to estimate the fair value of these RSL awards and RSL options, as they are not publicly traded. RSL common share awards and RSL options are subject to specified vesting schedules and requirements (a mix of time-based and performance-based events). The fair value of each RSL common share award is based on various corporate event-based considerations, including targets for RSL’s post-IPO market capitalization and future financing events.

The fair value of each RSL option on the date of grant is estimated using the Black-Scholes option-pricing model.

Compensation expense will be allocated to the Company over the required service period over which these RSL common share awards and RSL options would vest and is based upon the relative percentage of time utilized by RSL, RSI and RSG employees on Company matters.

[D] RSL Common Share Awards and Options:

Certain employees of the Company have been granted RSL common share awards and options, which have been valued consistently with those issued to RSL, RSI and RSG employees as detailed above. The Company recorded share-based compensation expense of $154,456 and $1,065,928 related to these awards for the nine months ended December 31, 2017 and 2018, respectively,

[E] RSL Restricted Stock Unit (“RSUs”):

In connection with their employment agreements, the Company’s Executive Chair and President and Chief Operating Officer were granted 66,845 and 50,000 RSUs, respectively, of the Company’s parent company, RSL, during the year ended March 31, 2018. The RSUs have a requisite service period of eight years and have no dividend rights. The RSUs will vest upon the achievement of both a performance and market condition, if both are achieved within the requisite service period. On September 4, 2018, the Company’s Executive Chair, terminated her employment and as a result, her RSL RSUs were forfeited. As of September 30, 2018, the performance condition had not been met and was deemed not probable of being met.

For the nine months ended December 31, 2017 and 2018, the Company recorded no share-based compensation expense related to the RSUs that were issued. At December 31, 2018, there was $696,000 of unrecognized compensation expense related to non-vested RSUs. The Company will recognize the expense upon the probable achievement of the performance condition through the requisite service period.

Note 9—Commitments and Contingencies

The Company entered into certain commitments under its license agreements (see Note 3) and the services agreements with RSI and RSG (see Note 6[A]). In addition, the Company has entered into services agreements with third parties for pharmaceutical research and development and manufacturing activities and has a lease agreement for office space located in Phoenix, Arizona. Expenditures to contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, represent significant costs in the Company’s clinical development of its product candidates. Subject to required notice periods, a nominal early termination fee, in certain cases, and the Company’s remaining obligations under binding purchase orders, the Company can elect to discontinue the work under these agreements at any time. The Company expects to enter into additional commitments as the business further develops. As of December 31, 2018, the Company did not have any additional ongoing material financial commitments.

During the nine months ended December 31, 2018, there were no other material changes outside the ordinary course of business to the specified contractual obligations set forth in the commitments and contingencies footnote disclosure in the Company’s audited consolidated financial statements for the year ended March 31, 2018 included elsewhere in this prospectus.

Note 10—Subsequent Events

The Company has evaluated subsequent events through March 8, 2019, the date that the consolidated financial statements were available to be issued and determined that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosures in the notes thereto other than as disclosed in the accompanying notes to the consolidated financial statements.

For the period from January 2019 through February 2019, RSL made cash capital contributions of $8,800,000. No additional common shares of the Company were issued in connection with these capital contributions as RSL owned 100% of the shares issued and outstanding.

                 Shares

Common Shares

Preliminary Prospectus

Jefferies

SVB Leerink

Guggenheim Securities

                , 2019

Until                , 2019 (25 days after the commencement of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common shares being registered. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq initial listing fee.

AMOUNT
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee.		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

In connection with this offering, we expect to enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements will provide the directors and executive officers with contractual rights to indemnification and expense advancement that are, in some cases, broader than the specific indemnification provisions contained under Bermuda law.

In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Issuances of Share Capital

1.

We issued 650 common shares for $0.00001 per common share in April 2016 to Roivant Sciences Ltd., our sole shareholder, for aggregate consideration of $0.0065, which shares were subsequently cancelled and are no longer outstanding.

2.	We issued 75,000,000 common shares for $0.00001 per common share in April 2016 to Roivant Sciences Ltd. for aggregate consideration of $750.

3.

From August 2016 to December 2018, we issued to certain of our employees, directors and members of management options to purchase 16,856,766 common shares with per share exercise prices ranging from $0.22 to $3.19.

4.	We issued 26,960,784 common shares for $3.06 per share in December 2018 to Roivant Sciences Ltd. for an aggregate consideration of $82.5 million.

The offers, sales and issuances of the securities set forth in paragraphs (1), (2) and (4) above were deemed to be exempt from registration under Section 4(a)(2) of the Securities Act.

The offers, sales and issuances of the securities set forth in paragraph (3) above were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 thereunder as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

1.1†	Form of Underwriting Agreement.

2.1*#	Asset Purchase Agreement, dated as of July 10, 2018, by and among Dermavant Sciences GmbH, GlaxoSmithKline Intellectual Property Development Ltd. and Glaxo Group Limited.

3.1††	Certificate of Incorporation.

3.2††	Memorandum of Association.

3.3††	Amended and Restated Bye-laws.

5.1†	Opinion of Conyers Dill & Pearman Limited as to legality.

10.1*	License Agreement, dated November 19, 2015, by and between Dermavant Sciences GmbH and Eisai Co., Ltd.

10.2*	First Amendment, dated as of July 7, 2017, to the License Agreement, dated as of November 19, 2015, by and between Dermavant Sciences GmbH and Eisai Co., Ltd.

10.3*	License Agreement, dated as of December 16, 2016, by and between Dermavant Sciences GmbH and Portola Pharmaceuticals, Inc.

10.4*	First Amendment, dated as of July 7, 2017, to the License Agreement, dated as of December 16, 2016, by and between Dermavant Sciences GmbH and Portola Pharmaceuticals, Inc.

10.5*	License Agreement, dated as of September 19, 2017, by and between Roivant Sciences GmbH and AstraZeneca AB.

10.6*	License Agreement, dated as of January 31, 2018, by and between Roivant Sciences GmbH and TheraVida, Inc.

10.7	China and South Korea IP Purchase Agreement, effective as of June 12, 2017, by and between Dermavant Sciences GmbH and Roivant Sciences GmbH.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

10.8	Assignment and Assumption Agreement, dated as of December 17, 2018, by and between Dermavant Sciences GmbH and Roivant Sciences GmbH, relating to the License Agreement by and between Roivant Sciences GmbH and AstraZeneca AB.

10.9	Sublicense Agreement, dated as of December 17, 2018, by and between Dermavant Sciences GmbH and Roivant Sciences GmbH, relating to the License Agreement by and between Roivant Sciences GmbH and AstraZeneca AB.

10.10	Assignment and Assumption Agreement, dated as of December 17, 2018, by and between Dermavant Sciences GmbH and Roivant Sciences GmbH, relating to the License Agreement by and between Roivant Sciences GmbH and TheraVida, Inc.

10.11	Sublicense Agreement, dated as of December 17, 2018, by and between Dermavant Sciences GmbH and Roivant Sciences GmbH, relating to the License Agreement by and between Roivant Sciences GmbH and TheraVida, Inc.

10.12†	Amended and Restated Roivant Commitment Letter, dated as of , 2019, by and between Dermavant Sciences GmbH, Roivant Sciences Ltd. and the Registrant.

10.13*†	Funding Agreement, dated as of July 10, 2018, by and between Dermavant Sciences GmbH and NovaQuest Co-Investment Fund VIII, L.P.

10.14*†	First Amendment, effective as of October 11, 2018, to the Funding Agreement, dated as of July 10, 2018, by and between Dermavant Sciences GmbH and NovaQuest Co-Investment Fund VIII, L.P.

10.15*	Clinical Supply and Manufacturing Agreement, dated August 20, 2018, by and between Dermavant Sciences GmbH and GlaxoSmithKline.

10.16*	Capital Expenditure Letter Agreement, dated November 5, 2018, by and between Dermavant Sciences GmbH and GlaxoSmithKline.

10.17*†	Commercial Supply and Manufacturing Agreement, dated , by and between Dermavant Sciences GmbH and GlaxoSmithKline.

10.18††	Amended and Restated Services Agreement, effective as of August 20, 2018, by and between Roivant Sciences, Inc., Dermavant Sciences GmbH, Dermavant Sciences, Inc. and the Registrant.

10.19††	Amended and Restated Services Agreement, effective as of August 20, 2018, by and between Roivant Sciences GmbH and Dermavant Sciences GmbH.

10.20†	Registration Rights Agreement, dated as of , by and between Roivant Sciences Ltd. and the Registrant.

10.21†	Amended and Restated Information Sharing and Cooperation Agreement, effective as of , by and between Dermavant Sciences Ltd. and Roivant Sciences Ltd.

10.22*†	Data Sharing Agreement, effective as of , by and between Dermavant Sciences GmbH and Datavant, Inc.

10.23+†	2016 Equity Incentive Plan, as amended and restated.

10.24+†	Forms of Option Grant Notice and Option Agreement under the 2016 Equity Incentive Plan, as amended and restated.

10.25+†	Form of Early Exercise Stock Purchase Agreement under 2016 Equity Incentive Plan, as amended and restated.

10.26+†	Form of Indemnification Agreement with directors and executive officers.

10.27+††	Retention Agreement, dated December 4, 2018, as revised December 11, 2018, by and between Vincent Ippolito and Dermavant Sciences, Inc.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT

10.28+†	Employment Agreement, dated , 2019, by and between and Dermavant Sciences, Inc.

10.29+††	Employment Agreement, dated March 22, 2018, by and between Christopher Van Tuyl and Dermavant Sciences, Inc.

10.30+††	Retention Agreement, dated September 4, 2018, as revised October 24, 2018, by and between James Lee, M.D., Ph.D., and Dermavant Sciences, Inc.

10.31+††	Separation Agreement and General Release, dated September 4, 2018, by and between Jacqualyn Fouse, Ph.D. and Dermavant Sciences, Inc.

10.32	Office Lease Agreement, dated as of March 19, 2018, between Biltmore Center II, AB/VWP BFC Owner, LLC, and Dermavant Sciences, Inc.

10.33	First Amendment, dated as of June 29, 2018, to the Office Lease Agreement, dated March 19, 2018, between Biltmore Center II, AB/VWP BFC Owner, LLC, and Dermavant Sciences, Inc.

10.34*#	Asset Purchase Agreement, dated May 29, 2012, by and between Glaxo Group Limited and Welichem Biotech Inc., as amended.

10.35+††	Employment Agreement, dated October 27, 2018, by and between Todd Zavodnick and Dermavant Sciences, Inc.

10.36+	Employment Agreement, dated December 6, 2018, by and between Philip Brown, M.D. and Dermavant Sciences, Inc.

10.37+	Separation Agreement and General Release, dated February 11, 2019, by and between Richard Peterson and Dermavant Sciences, Inc.

21.1††	Subsidiaries of the Registrant.

23.1†	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2†	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1).

24.1†	Powers of Attorney (included on the signature page to this registration statement).

+	Indicates management contract or compensatory plan.
*	Portions of this exhibit (indicated by asterisks) will be omitted pursuant to a request for confidential treatment and will be separately filed with the Securities and Exchange Commission.
#	Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission on request.
†	To be filed by amendment.
††	Previously filed.

(b)    Financial Statement Schedules.

See Index to consolidated financial statements on Page F-1. All schedules have been omitted because they are not required or are not applicable.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix, Arizona, on the day of                    , 2019.

DERMAVANT SCIENCES LTD.

By:
Todd Zavodnick Principal Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Todd Zavodnick and                 , and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Todd Zavodnick	Principal Executive Officer (Dermavant’s authorized representative in the United States)	, 2019

	Principal Financial and Accounting Officer	, 2019

Myrtle S. Potter	Director	, 2019

Frank M. Torti, M.D.	Director	, 2019